Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124578

PROSPECTUS

IWO Holdings, Inc.

Exchange Offer for
$150,000,000 Floating Rate Senior Secured Notes due 2012 and
$140,000,000 Principal Amount at Maturity 10.75%
Senior Discount Notes due 2015

The Notes and the Guarantees

•	We are offering to exchange $150,000,000 of our outstanding Floating Rate Senior Secured Notes due 2012, which were issued on January 6, 2005 and which we refer to as the initial floating rate notes, and $140,000,000 principal amount at maturity of our outstanding 10.75% Senior Discount Notes due 2015, which were issued on January 6, 2005 and which we refer to as the initial discount notes, and which we refer to collectively with the initial floating rate notes as the initial notes, for a like aggregate amount of our registered $150,000,000 Floating Rate Senior Secured Notes due 2012, which we refer to as the exchange floating rate notes, and our registered $140,000,000 principal amount at maturity 10.75% Senior Discount Notes due 2015, which we refer to as the exchange discount notes, and which we refer to collectively with the exchange floating rate notes as the exchange notes. The exchange floating rate notes will be issued under an indenture dated as of January 6, 2005. The exchange discount rates will be issued under a separate indenture dated as of January 6, 2005.

•	The exchange floating rate notes will mature on January 15, 2012. We will pay interest on the exchange floating rate notes on January 15, April 15, July 15 and October 15 of each year, beginning April 15, 2005. The exchange discount notes will mature on January 15, 2015. We will pay interest on the exchange discount notes on January 15 and July 15 of each year, beginning July 15, 2010.

•	The exchange floating rate notes will be guaranteed on a senior secured basis, and the exchange discount notes will be guaranteed on a senior unsecured basis, by all of our existing and future restricted subsidiaries.

•	The exchange floating rate notes will be our senior secured obligations and will be secured by a first priority lien on all of our subsidiaries' tangible and intangible assets, except as described herein. The exchange discount notes will be our senior unsecured obligations and will rank equally with our unsubordinated indebtedness. The exchange discount notes will be effectively subordinated, however, to all of our secured indebtedness, including the exchange floating rate notes.

Terms of the exchange offer

•	It will expire at 5:00 p.m., New York City time, on August 5, 2005, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange $150,000,000 of our outstanding Floating Rate Senior Secured Notes due 2012 and $140,000,000 principal amount at maturity of our outstanding 10.75% Senior Discount Notes due 2015.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes of each class that we will issue you in exchange for your initial notes of the corresponding class will be substantially identical to your initial notes of the corresponding class except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled "Risk Factors" commencing on page 18.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 6, 2005.

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PROSPECTUS SUMMARY

In this prospectus, unless the context indicates or otherwise requires, "IWO," "IWO Holdings," the "Company," "we," "us" or "our" refers to IWO Holdings, Inc. and its subsidiaries. The term "notes" refers to the initial notes and the exchange notes, collectively. Certain statements in this summary are forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

The following summary highlights basic information about us and this exchange offer. It may not contain all of the information that is important to you. For a more comprehensive understanding of our business and this exchange offer, you should read this entire prospectus, including "Risk Factors" and our historical financial statements and the related notes to those statements.

The Company

IWO Holdings, Inc., a Delaware corporation, was originally formed on August 22, 1997 by a consortium of independent local telephone companies to become a provider of wireless telecommunications and data services. From 1997 through 1999, our activities consisted principally of raising capital, consummating and supporting our agreements with the personal communications services division of Sprint Corporation, or Sprint PCS, developing the initial design of our network and adding to our management team.

In early 2000, under an asset purchase agreement and other agreements with Sprint PCS, we purchased assets, including office equipment and interests in 170 cell sites and other network related leases, from Sprint PCS for approximately $116.7 million. Under the agreements, we also obtained the right to approximately 45,000 subscribers of Sprint PCS service located in our territory that had previously been managed by Sprint PCS. Beginning in 2000, we significantly expanded our network and operations to increase our covered population and subscriber base.

In April 2002, we were acquired by US Unwired Inc. US Unwired provides personal communications services, or PCS, and related products to customers in the southeastern United States as part of Sprint PCS's network. Upon completion of our reorganization, which is discussed below, the shares of common stock held by US Unwired were cancelled and holders of our cancelled notes acquired all of our shares. See "Principal Stockholders."

We are a restructured company. As of December 31, 2004, we were in default of our former senior credit facility. Since March 2004, we had failed to make $13.8 million in principal payments due on our former senior credit facility and were not in compliance with the restrictive covenants under the senior credit facility. In September 2004, one of the holders of our former senior credit facility elected to fund $1.8 million, which represented that holder's remaining obligation of a draw request made in 2002. The holders of our former senior credit facility denied us access to the remaining $23.4 million in availability.

Additionally, we failed to make scheduled semi-annual interest payments on our former senior notes due July 15, 2004 and January 15, 2005, and the holders of our former senior notes could have placed us in default of our former senior notes.

On January 4, 2005, IWO and each of its subsidiaries, whom we refer to as the "Debtors" filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware seeking relief under the provisions of chapter 11 of title 11 of the United States Code. In connection with the Chapter 11 Case, the Debtors also filed with the Bankruptcy Court on January 4, 2005 a proposed "pre-packaged" Plan of Reorganization, which was confirmed on February 9, 2005 under an order entered by the Bankruptcy Court. Under the Plan of Reorganization, on February 10, 2005, IWO Escrow Company, a special-purpose entity formed to obtain new debt financing and merge with and into us upon completion of the Plan of Reorganization, was merged into us, and we assumed $150.0 million in initial floating rate notes and $140.0 million principal amount at maturity of initial discount notes, which had been issued by IWO Escrow, resulting in approximately $232.7 million in aggregate net proceeds to us. We repaid in full and terminated our former $215.0 million senior credit facility, and our former $160.0 million senior notes were cancelled and exchanged for all of our new common stock. In addition, our common stock, all of which was owned by US Unwired, was cancelled, with no distributions or payments thereon. Upon the cancellation of our common stock on February 10, 2005, US Unwired ceased to have an equity interest in us.

In connection with the completion of the Plan of Reorganization, we terminated our management agreement with US Unwired. This agreement was entered into as of April 1, 2004 for the purpose of documenting certain management services provided to us by US Unwired during the pendency of our restructuring, and was amended on January 3, 2005 to facilitate the immediate cooperation of US Unwired in the transition of management services to the new management team contemplated by our Plan of Reorganization. The termination of the US Unwired management agreement was subject to a four-month transition period which ended on June 9, 2005. During this period US Unwired provided transitional management and restructuring services as defined in the US Unwired management agreement.

For financial reporting purposes, the Company applied fresh-start accounting as of February 1, 2005 because the results of operations for the nine calendar days prior to February 10, 2005 did not have a material impact on the reorganized Company's financial position, results of operations and cash flows. The periods as of and prior to January 31, 2005 have been designated "Predecessor Company" and the periods subsequent to January 31, 2005 have been designated "Successor Company". For a discussion of recent developments, including changes to our relationship with US Unwired, operating results, liquidity and relationship with Sprint PCS, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

In accordance with SOP 90-7, we adopted fresh-start accounting as of February 1, 2005, and our emergence from Chapter 11 resulted in a new reporting entity. The periods prior to February 1, 2005 have been designated "Predecessor Company" and the periods as of and subsequent to February 1, 2005 have been designated as "Successor Company." Under fresh-start accounting, our reorganization equity value was allocated to the assets and liabilities based on their respective fair values in conformity with SFAS No. 141 "Business Combinations." As a result of the implementation of fresh-start accounting, our financial statements after February 1, 2005 are not comparable to our financial statements for prior periods. Where we have disclosed or discuss results of operations for the three months ended March 31, 2005, such information reflects the arithmetic combination of the results of operations for the two-month period ended March 31, 2005 of the Successor Company and for the month ended January 31, 2005 of the Predecessor Company.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, is defined as net loss plus taxes, interest expense net of interest income, depreciation expense, amortization expense. Adjusted EBITDA is defined as net loss plus taxes, interest expense net of interest income, depreciation expense, amortization expense, gain on extinguishment of debt, gain on reorganization and gain (loss) on disposal of assets. EBITDA and Adjusted EBITDA are non-GAAP (Generally Accepted Accounting Principles) financial measures used by the investment community for comparability. Our management believes that EBITDA and Adjusted EBITDA, as presented, represent useful measures for assessing the performance of our ongoing operating activities, as it reflects our earnings trends without the impact of certain non-cash and non-recurring charges. Targets and positive trends in EBITDA and Adjusted EBITDA are used as performance measures for determining certain compensation of management. EBITDA, with certain adjustments, is also a primary component in the calculation used by some of our creditors in assessing debt covenant compliance.

We understand that, although security analysts frequently use EBITDA in the evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA and Adjusted EBITDA should not, however, be considered an alternative to, or more meaningful than, net loss, cash flow or operating loss as determined in accordance with GAAP.

For the two months ended March 31, 2005, we generated approximately $32.4 million in total revenue, a net loss of approximately $8.5 million and approximately $4.5 million in Adjusted EBITDA. For the month ended January 31, 2005, our Predecessor Company generated approximately $15.5 million in total revenue, net income of approximately $190.0 million and approximately $3.1 million in Adjusted EBITDA. For the twelve month period ended December 31, 2004, our Predecessor Company generated approximately $187.3 million in total revenue, a net loss of approximately $54.8 million and approximately $19.8 million in Adjusted EBITDA.

The following table reconciles EBITDA and Adjusted EBITDA to our net income (loss) for the respective periods (in thousands):

	Successor Company	Predecessor Company		Predecessor Company
	For the Two Months Ended March 31, 2005	For the Month Ended January 31, 2005	For the Three Months Ended March 31, 2005	Year Ended December 31, 2004
Net income (loss)	$(8,455)	$190,029	$181,574	$(54,814)
Interest expense, net of interest income	4,294	1,754	6,048	39,227
Depreciation	8,642	2,273	10,915	35,349
EBITDA	4.481	194,056	198,537	19,762
Gain on extinguishment of debt	—	(76,942)	(76,942)	—
Gain on reorganization	—	(113,966)	(113,966)	—
Loss on sale of assets	—	—	—	84
Adjusted EBITDA	$4,481	$3,148	$7,629	$19,846

Competitive Strengths

Relationship with Sprint PCS.    Our relationship with Sprint PCS allows us to offer high-quality, nationally branded wireless voice and data services. Our relationship with Sprint PCS also gives us the following benefits:

•	Strong brand recognition and nationwide advertising. We have the exclusive right to market Sprint PCS products and services in our territory under the highly recognizable Sprint and Sprint PCS brand names. We also benefit from Sprint's national and regional advertising campaigns, as well as its sponsorship of numerous national and regional events that provide additional exposure to the brand and increase product awareness.

•	National retailer sales. We benefit from Sprint PCS's existing distribution relationships with national retailers, which at December 31, 2004 included 136 Radio Shack locations, 15 Best Buy locations, 15 Wal-Mart locations, and 32 other national retailer locations in our territory.

•	Seamless nationwide network. Our service offering includes access to the Sprint PCS 100% digital nationwide network, which allows us to offer attractive national service plans to the potential subscribers within our territory.

•	Advanced technology. We believe that the third-generation CDMA one times radio transmission technology, or 1xRTT, network offers advantages in capacity and voice quality, as well as access to advanced data features, such as Sprint PCS's suite of PCS Vision products. PCS Vision allows our subscribers to download ring tones, check e-mail, take, send and receive pictures, play games with full-color graphics and polyphonic sounds, and browse the Internet.

•	Purchasing leverage. We are able to participate in Sprint PCS's national purchasing programs, which allows us to acquire the latest network equipment and consumer handsets on terms negotiated by Sprint.

In connection with the completion of our Plan of Reorganization, we amended our affiliation agreements with Sprint PCS. The amendments, among other things, implemented a simplified pricing plan for certain services that Sprint PCS provides to us, reduced the fixed fee related to back–office and other services that we are required to purchase from Sprint PCS through 2006 and increased through 2006 the contractual reciprocal roaming rate we receive for providing network services to Sprint PCS subscribers while in our territory and that we pay to Sprint PCS when our subscribers roam onto other networks of Sprint PCS. These amendments were retroactively effective to November 1, 2004.

The amendments combine a number of the services that we are required to purchase from Sprint PCS into two groups: cash cost per user services and cost per gross addition services. Cash cost per user services include billing, customer care, operator services and similar back–office services. Cost per gross addition services include subscriber activation, credit verification and handset logistics. As of the effectiveness of the amendments, (i) the fee for cash cost per user services per subscriber per month was changed to $7.25 retroactive to November 1, 2004 through the end of 2004, $7.00 for 2005 and $6.75 for 2006, and (ii) the fee for cost per gross addition services per month was changed to an amount equal to the gross customer additions in our area multiplied by the lesser of (a) $23.00 or (b) the quotient of (1) the amount that Sprint PCS billed us from January 1, 2004 through September 30, 2004 for our activation–related costs, divided by (2) the gross customer additions in our service area on which the amount billed in clause (1) is based. Beginning in January 2007, the fees for cash cost per user services and cost per gross addition services will be adjusted based on a methodology set forth in the amendments.

The amendments also established a fixed reciprocal roaming rate, which rate is retroactive to November 1, 2004 and will continue through December 31, 2006, of $0.058 per minute for voice and 2G data minutes, and $0.0020 per kilobyte for 3G data, in each case, for all Sprint PCS subscribers that travel into and out of our coverage areas. These new fixed reciprocal rates are higher than the rates Sprint PCS has established for 2004 for its PCS Affiliates that have not amended their affiliate agreements with Sprint PCS. Beginning in January 2007, the Sprint PCS reciprocal roaming rate for voice and 2G and 3G data will change to rates equal to 90% of Sprint's effective retail yields for voice and data, respectively.

The amendments also modified our network build–out requirements for certain locations in Vermont, New Hampshire and New York that were determined to be uneconomical to deploy. This modification reduced the number of additional cell sites that we are required to deploy from 174 to 103, including 37 cell sites completed in 2004, and lowered our projected capital expenditures to build–out and service these areas by approximately $19.0 million.

The amendments, subject to certain exceptions and minimum pricing, require us to participate in certain new resale programs; however, the amendments provide us with protective rights to decline to implement certain of Sprint PCS's proposed future program requirement changes that would adversely affect our business. The amendments also grant us, through December 2006, the right to amend our affiliation agreements with Sprint PCS to obtain the most favorable terms provided under affiliation agreements with any other Sprint PCS Affiliate of similar size so long as we agree to accept all of the terms and conditions set forth in such other agreement. We also have a right of first refusal to build out new coverage within our territory. If we do not exercise this right, including in areas left uncovered as a result of our reduced build-out requirements, then Sprint PCS may build-out such new coverage, or may allow a third party to do so.

Sprint PCS National Reseller and Roaming Agreements.    Sprint PCS has reseller agreements with wireless resellers, such as Virgin Mobile, and roaming agreements with other wireless operators. We receive additional revenue when subscribers of these wireless resellers and the other wireless operators travel in our service area and use our network. For the twelve months ended December 31, 2004, subscribers of those operators and resellers used our portion of the Sprint PCS network for approximately 111.3 million minutes.

Attractive Markets.    We believe our markets are attractive for a number of reasons:

•	Market demographics. Our territory has one of the highest population densities (109 people per square mile) and highest median household incomes (over $40,000) of any Sprint PCS Affiliate. Albany, New York is our largest market and is one of only two markets in the Sprint PCS Affiliate program with over one million people.

•	Roaming characteristics. We have benefited from the favorable roaming characteristics of our territory. To date, the number of minutes used on our network by other Sprint PCS subscribers traveling in our territory (and the corresponding revenue) has consistently exceeded the number of minutes used by our subscribers on other portions of the Sprint PCS network while traveling outside our territory (and the corresponding expense). This has a net positive effect on our financial results. During the twelve months ended December 31, 2004, this ratio of inbound travel to outbound travel with Sprint PCS was approximately 1.3 to 1. As a result of the amendments to our affiliation agreement with Sprint PCS, we will enjoy an increase in our contractual reciprocal roaming rate of $0.017, or 41.5%, per minute, from $0.041 per minute to $0.058 per minute, through 2006. We attribute our attractive roaming characteristics to the following features of our territory:

•	our territory encompasses a large part of the area located adjacent to Sprint PCS's New York, Boston, Rochester and Hartford markets and includes many popular tourist destinations including ski resorts, Lake Placid, Saratoga Springs Race Track, the Berkshires, and the Adirondacks;

•	our network covers most of the major highways in our territory, including 1,526 miles of interstate highways comprising the principal travel corridors between several large urban centers;

•	our territory includes a number of major colleges and universities, including Syracuse, Cornell, Dartmouth, University of Vermont and significant portions of the State University of New York (SUNY) and University of New Hampshire (UNH) systems, which we believe results in additional subscribers and increased roaming revenue from wireless subscribers using our network; and

•	our territory includes Albany, New York, which is the capital of the State of New York and a heavily-traveled destination.

Advanced Wireless Network.    We believe Sprint PCS is currently the only national wireless carrier offering services based on third-generation technology through its entire national network. These 3G services are offered under the PCS Vision brand. Our 1xRTT network enables us to offer PCS Vision to 100% of the people covered by our network in our territory, or covered POPs.

Strong Spectrum Position.    We are one of the only Sprint PCS Affilates with the right to use 30 MHz of PCS spectrum throughout its territory. We believe 30 MHz of spectrum provides us with more than sufficient capacity to satisfy our expected subscriber growth and additional data product offerings.

Business Strategy

The following are key components of our business strategy:

Increase Market Penetration.    We will seek to increase our market penetration, increase our rate of subscriber growth and, over time, achieve market penetration levels comparable to the penetration levels of the publicly traded PCS Affiliates of Sprint. At December 31, 2004, our market penetration of our covered POPs was approximately 5.0%, compared to the 6.2% average of the publicly traded PCS Affiliates of Sprint and Sprint PCS's overall penetration of approximately 9.0%. We expect to increase our sales and marketing activities in order to continue to grow our subscriber base.

Leverage our Third-Generation Network and Advanced Product Offerings.    We will seek to utilize the technological advantages of our advanced 1xRTT network to increase subscriber additions and increase revenue per subscriber by selling additional PCS Vision services to our subscribers. During the twelve months ended December 31, 2004, approximately 45% of our gross post-pay subscriber additions were activated with PCS Vision service plans and as of December 31, 2004, approximately 60,545 post-pay subscribers, or approximately 27% of our post-pay subscriber base, have PCS Vision service plans. For the twelve months ended December 31, 2004, approximately $3.10 of our average monthly revenue per user was attributable to PCS Vision services, compared to $1.70 of average monthly revenue per user for the same period in 2003, and we expect this contribution to continue to increase in future periods. Our 1xRTT network platform is also more efficient in processing voice calls, which allows us to maintain our quality of service in a more capital efficient manner. Our overall blocked and dropped call rates have declined from 2.0% and 2.0%, respectively, for the twelve months ended December 31, 2003 to approximately 1.7% and 1.3%, respectively, for the twelve months ended December 31, 2004.

Continue to Focus on the Quality of our Post-Pay Subscriber Base.    To date, the prime credit subscriber component of our post-pay subscriber base has remained relatively stable. Prime credit subscribers constituted approximately 69%, 77% and 75% of our total post-pay subscribers at December 31, 2002, December 31, 2003 and December 31, 2004, respectively. We have focused our marketing efforts and aligned our sales distribution channels to attract and retain prime credit subscribers with the objective of reducing our subscriber turnover, which we call churn. Approximately 70% of our post-pay gross subscriber additions during the twelve months ended December 31, 2004 were prime credit subscribers. In addition, because we offer handset subsidies and other incentives, the majority of new subscribers sign two-year contracts and the remainder typically sign one-year contracts. For the twelve months ended December 31, 2004, 85% of our gross post-pay subscriber additions were activated under two-year or longer contracts. Post-pay churn has declined from approximately 2.9% for the twelve months ended December 31, 2003 to approximately 2.8% for the twelve months ended December 31, 2004.

Expand Distribution and Maintain Efficiency in Subscriber Acquisition Costs.    As of December 31, 2004, we had approximately 200 national third-party distribution outlets in our territory, 45 independent local agents and 16 company-owned retail locations. We will seek to expand our current distribution network with the addition of exclusive agent retailers that exclusively sell our products. We believe the addition of exclusive agent retailers will complement our existing distribution channels and allow us to more effectively increase our subscriber base while maintaining efficiency in customer acquisition costs. We also plan to transition our outside advertising agency from a firm based in Birmingham, Alabama to one based in the northeast and to strengthen our sales and marketing initiatives in our territory. We plan to continue to manage our distribution channels, marketing initiatives, handset subsidies and commission levels to maintain efficiency in the cost of customer acquisitions.

Executive Offices

Our principal executive office is located at 52 Corporate Circle, Albany, New York 12203, and our telephone number is (518) 862-6000.

Summary of the Exchange Offer

We are offering to exchange $150,000,000 aggregate principal amount of our exchange floating rate notes for a like aggregate principal amount of our initial floating rate notes and $140,000,000 aggregate principal amount at maturity of our exchange discount notes for a like aggregate principal amount at maturity of our initial discount notes. In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Exchange Offer	We will exchange our exchange notes of each class for a like aggregate principal amount at maturity of our initial notes of the corresponding class.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on August 5, 2005, unless we decide to extend it.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

•	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer; and

•	there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes.

Please refer to the section in this prospectus entitled "The Exchange Offer—Conditions to the Exchange Offer."

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at its address indicated under "The Exchange Offer—Exchange Agent." In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled "The Exchange Offer—Procedures for Tendering Initial Notes."

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled "The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure."

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under "The Exchange Offer—Exchange Agent" before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes of each class to you promptly after the expiration date and acceptance of your initial notes of the corresponding class for exchange. Please refer to the section in this prospectus entitled "The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes."

Federal Income Tax Considerations Relating to the Exchange Offer	Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled "Certain United States Federal Income Tax Consequences."

Exchange Agent	U.S. Bank National Association is serving as exchange agent in this exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled "The Exchange Offer—Fees and Expenses."

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act;

•	you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act; and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to require us to register your initial notes under the Securities Act unless:

•	we are not required to complete this exchange offer; or

•	you are not eligible to participate in the exchange offer or do not receive freely tradable exchange notes in the exchange offer.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled "Risk Factors—Risks Related to the Exchange Offer—Your failure to participate in the exchange offer will have adverse consequences."

Resales	It may be possible for you to resell the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under "—Obligations of Broker-Dealers" below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and we will acquire good and unencumbered title to the tendered initial notes;

•	the exchange notes acquired by you are being acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes;

•	you are not an "affiliate," as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes; and

•	if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled "The Exchange Offer—Procedure for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal," "Risk Factors—Risks Relating to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes" and "Plan of Distribution."

Obligations of Broker-Dealers	If you are a broker-dealer (1) who receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuers in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

Issuer	IWO Holdings, Inc.

Exchange Notes	$150,000,000 aggregate principal amount of Floating Rate Senior Secured Notes due 2012 and $140,000,000 aggregate principal amount at maturity of 10.75% Senior Discount Notes due 2015. The forms and terms of the exchange notes of each class are the same as the form and terms of the initial notes of the corresponding class except that the issuance of the exchange notes is registered under the Securities Act, the exchange notes will not bear legends restricting their transfer and the exchange notes will not be entitled to registration rights under our registration rights agreement. The exchange notes of each class will evidence the same debt as the initial notes of the corresponding class. Both the initial floating rate notes and the exchange floating rate notes will be governed by the same indenture and both the initial discount notes and the exchange discount notes will be governed by the same indenture.

Maturity	The exchange floating rate notes will mature on January 15, 2012, and the exchange discount notes will mature on January 15, 2015.

Interest	Interest on the exchange floating rate notes will be reset quarterly at the Applicable Eurodollar Rate, as defined herein, which as of the date of this prospectus is 6.88% per annum. The first interest payment was made on April 15, 2005, and thereafter, interest will be paid quarterly in arrears on January 15, April 15, July 15 and October 15 of each year. No scheduled principal payments are required prior to maturity.

The exchange discount notes will be issued at a substantial discount from their principal amount at maturity. Prior to January 15, 2010, interest will accrue on the exchange discount notes in the form of an increase in the accreted value of the exchange discount notes. Thereafter, cash interest on the exchange discount notes will accrue and be payable semiannually in arrears on January 15 and July 15 of each year, commencing on July 15, 2010 at a rate of 10.75% per year. The exchange discount notes will have an initial accreted value equal to the accreted value of the initial discount notes as of the date this exchange offer is completed. The accreted value of each exchange discount note will increase from the date of issuance until January 15, 2010 at a rate of 10.75% per year, compounded semiannually on January 15 and July 15 of each year, reflecting the accrual of non-cash interest, such that the accreted value of the exchange discount notes will equal the principal amount at maturity on January 15, 2010.

Original Issue Discount	The initial discount notes were offered with original issue discount for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, a U.S. holder will be required to accrue interest on the exchange discount notes based on its yield to maturity (computed in relation to the discounted offering price of the notes), irrespective of the amount of stated interest on the notes. Such interest generally will be includable in the gross income of the U.S. holder as it accrues, in advance of the receipt of cash payments on the notes to which the interest income is attributable, and regardless of the U.S. holder's regular method of accounting for U.S. federal income tax purposes.

Ranking	The exchange secured floating rate notes will be senior secured obligations of IWO, secured by a first priority security interest in substantially all of IWO's and its subsidiaries' assets, except as described herein. The indentures governing the notes will permit IWO to incur an additional $30.0 million of indebtedness that may also be secured at the same priority level by the same assets securing the exchange floating rate notes.

The exchange discount notes will be senior unsecured obligations of IWO. Accordingly, the exchange discount notes will rank:

•	equally in right of payment with all of IWO's other senior unsecured indebtedness;

•	senior in right of payment to all of IWO's future subordinated indebtedness; and

•	effectively junior to all of IWO's existing and future secured indebtedness (including the exchange floating rate notes) to the extent of the value of the assets securing such indebtedness.

Guarantees	The exchange floating rate notes will be guaranteed on a senior secured basis, and the exchange discount notes will be guaranteed on a senior unsecured basis, by all of IWO's existing and future restricted subsidiaries.

Optional Redemption	We may redeem the exchange floating rate notes, in whole or in part, at any time on or after January 15, 2007, at the redemption prices described in "Description of Exchange Floating Rate Notes—Optional Redemption." We may redeem the exchange discount notes, in whole or in part, at any time on or after January 15, 2010, at the redemption prices described in "Description of Exchange Discount Notes—Optional Redemption."

Prior to January 15, 2007, we may also redeem up to 35% of the aggregate principal amount of the exchange floating rate notes with the net cash proceeds from certain equity offerings at the redemption price listed in "Description of Exchange Floating Rates Notes—Optional Redemption." However, we may only make such redemptions if at least 65% of the aggregate principal amount of the exchange floating rate notes initially issued under the related indenture remains outstanding immediately after the occurrence of such redemption.

In addition, prior to January 15, 2008, we may also redeem up to 35%, or 100% but not less than 100%, of the principal amount at maturity of the exchange discount notes with the net cash proceeds from certain equity offerings at the redemption price listed in Description of Exchange Discount Notes—Optional Redemption." However, we may only make such redemptions if either at least 65% or none of the aggregate principal amount at maturity of the exchange discount notes initially issued under the related indenture remains outstanding immediately after the occurrence of such redemption.

Change of Control	Upon the occurrence of a change in control, we must offer to repurchase the notes, in the case of the exchange floating rate notes, at 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, and in the case of the exchange discount notes, if repurchased prior to January 15, 2010, at 101% of their accreted value to the date of repurchase, and if repurchased on or after January 15, 2010, at 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Certain Covenants	The indentures governing the notes will limit our ability and the ability of our restricted subsidiaries, among other things, to:

•	borrow money;

•	pay dividends on or redeem or repurchase stock;

•	make certain types of investments and other restricted payments;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with affiliates;

•	sell stock in our restricted subsidiaries; and

•	restrict dividends or other payments from our subsidiaries.

These covenants contain important exceptions, limitations and qualifications. For more information, see Description of Exchange Floating Rate Notes" and "Description of Exchange Discount Notes."

Absence of a Public Market for the Exchange Notes	The exchange notes are new securities with no established market for them. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled "Risk Factors—Risks Related to the Notes—If an active trading market does not develop for these notes, you may not be able to resell them."

Form of the Exchange Notes	The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company with U.S. Bank National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled "Description of Exchange Floating Rate Notes—Exchange of Global Notes for Certificated Notes" or "Description of Exchange Discount Notes—Exchange of Global Notes for Certificated Notes" occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book entry form by The Depository Trust Company with respect to its participants.

Risk Factors	See "Risk Factors" beginning on page 17 for a discussion of the factors you should carefully consider before deciding to invest in the notes.

Summary Financial Information

The following table sets forth selected consolidated statement of operations data and balance sheet data of IWO. In accordance with SOP 90-7, we adopted fresh-start accounting as of February 1, 2005, and our emergence from Chapter 11 resulted in a new reporting entity. The periods prior to February 1, 2005 have been designated "Predecessor Company" and the periods as of and subsequent to February 1, 2005 have been designated as "Successor Company". Under fresh-start accounting, our reorganization equity value was allocated to the assets and liabilities based on their respective fair values in conformity with SFAS No. 141 "Business Combinations". As a result of the implementation of fresh-start accounting, our financial statements after February 1, 2005 are not comparable to our financial statements for prior periods. The statement of operations data for the year ended December 31, 2004, the year ended December 31, 2003, the period from April 1, 2002 through December 31, 2002 and the period from January 1, 2002 through March 31, 2002 and the balance sheet data as of December 31, 2004 and 2003 have been derived from our audited consolidated financial statements presented elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2001 and 2000 and balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our audited financial statements, which are not included in this prospectus. The statement of operations data for the two months ended March 31, 2005, the one month ended January 31, 2005, and the three months ended March 31, 2004, and the balance sheet data as of March 31, 2005 have been derived from our unaudited consolidated financial statements presented elsewhere in this prospectus.

We have made certain operating expense reclassifications to the statement of operations data for the year ended December 31, 2003 and the period from April 1, 2002 through December 31, 2002 to conform to presentations made in subsequent periods. These reclassifications had no impact on total operating expenses, operating loss, or net loss for any of the periods. These reclassifications were not made for the period prior our acquisition by US Unwired. See note 1 to our accompanying consolidated financial statements.

The data set forth below should be read in conjunction with our audited and unaudited consolidated financial statements and accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Consolidated Financial Information."

	Successor Company	Predecessor Company
	For the Two Months Ended March 31, 2005	For the Month Ended January 31, 2005	For the Three Months Ended March 31, 2004	Year Ended December 31, 2004	Year ended December 31, 2003(2)	For the Period April 1, 2002 through December 31, 2002(1)	For the Period January 1, 2002 through March 31, 2002(1)	Year ended December 31, 2001	Year ended December 31, 2000
	(In thousands except per share data)
Statement of Operations Data:
Revenues	$32,431	$15,499	$43,937	$187,253	$171,849	$124,896	$35,536	$111,324	$59,313
Cost of service	18,269	7,772	22,689	98,541	103,396	88,914	17,532	64,239	39,673
Merchandise cost of sales	2,039	1,259	4,142	18,031	13,361	8,519	4,577	15,284	3,492
General and administrative	2,258	675	2,954	10,302	7,934	7,747	11,705	35,711	24,088
Sales and marketing	5,384	2,645	7,548	32,341	32,946	31,209	8,519	31,619	19,753
Non-cash stock compensation	—	—	—	—	—	—	—	334	1,817
Merger-related expenses	—	—	—	—	—	—	7,677	—	—
Reorganization expenses (gain)(3)	—	(113,966)	—	8,192	4,111	—	—	—	—
Depreciation and amortization	8,642	2,273	13,997	35,349	54,767	44,543	5,714	19,102	12,538
Asset abandonment charge	—	—	—	—	12,079	—	—	—	—
Impairment of goodwill(4)	—	—	—	—	—	214,191	—	—	—
Impairment of intangible assets(4)	—	—	—	—	—	188,330	—	—	—
Operating income (loss)	(4,161)	114,841	(7,393)	(15,503)	(56,745)	(458,557)	(20,188)	(54,965)	(42,048)
Other income (expenses)
Interest expense	(4,811)	(1,772)	(11,406)	(39,722)	(41,029)	(28,601)	(8,064)	(29,570)	(10,064)
Interest income	517	18	92	495	848	1,910	1,416	7,594	2,032
Gain on extinguishment of debt(5)	—	76,942	—	—	—	—	—	—	—
Loss on sale of assets	—	—	(25)	(84)	(31)	—	—	—	—
Total other income (expenses)	(4,294)	75,188	(11,339)	(39,311)	(40,212)	(26,151)	(6,648)	(21,976)	(8,032)
Net Loss	$(8,455)	$190,029	$(18,732)	$(54,814)	$(96,957)	$(484,708)	$(26,836)	$(76,941)	$(50,080)
Basic and diluted loss per share of common stock	$(1.69)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

	Successor Company	Predecessor Company
	As of March 31, 2005	As of December 31,
		2004	2003	2002(1)	2001	2000
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$29,253	$33,840	$32,337	$35,008	$3,394	$36,313
Investments securities held to maturity at amortized costs	—	—	—	—	73,680	—
Restricted cash and US Treasury securities held to maturity	—	80	19,358	41,218	61,719	8,000
Property and equipment, net	118,571	150,796	165,511	189,649	176,226	102,564
Total assets	338,724	236,178	276,991	360,196	412,927	232,699
Long-term debt, including current maturities	234,761	355,275	351,697	350,207	297,407	80,000
Total liabilities	262,179	426,207	412,206	398,454	357,134	108,859
Redeemable common stock	—	—	—	—	—	346
Stockholders' equity (deficit)	76,545	(190,029)	(135,215)	(38,258)	55,793	123,494

(1)	On April 1, 2002, US Unwired acquired 100% of the outstanding common stock of the Company.

(2)	Other operating expenses include an asset abandonment charge of $12.1 million for the cell sites and the related property leases of these abandoned cell sites.

(3)	For the month ended January 31, 2005, gain on reorganization consists of those items incurred as a direct result of our Chapter 11 filing as well as the effects of fresh start accounting adopted on February 1, 2005.

(4)	In 2002, the Company recognized an impairment of goodwill and intangible assets as a result of its impairment testing of IWO in compliance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Disposal of Long-Lived Assets." For a detailed discussion on this topic, please see Note 3 to our accompanying consolidated financial statements.

(5)	Income of $76.9 million was recorded in conjunction with the cancellation of debt that was exchanged for equity in the reorganized company upon our emergence from bankruptcy

RISK FACTORS

Investing in the exchange notes involves a high degree of risk. Prospective purchasers of the exchange notes should carefully consider the following matters, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes, before making an investment in the notes. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or that may adversely affect our business. Information contained in this section may be considered "forward-looking statements." See "Cautionary Note Regarding Forward-Looking Statements" for a discussion of certain qualifications regarding such statements.

Risks Related to the Notes

The terms of our indebtedness place restrictions on us and our subsidiaries, which may limit our operating flexibility.

The indentures that govern the notes impose material operating and financial restrictions on us and our subsidiaries. These restrictions limit our ability and the ability of our subsidiaries to, among other things:

•	incur additional debt or, in the case of our restricted subsidiaries, issue capital stock to a third-party;

•	pay dividends, redeem capital stock or make other restricted payments or investments;

•	create liens on assets;

•	merge, consolidate or dispose of assets;

•	enter into transactions with affiliates;

•	place restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us; and

•	change lines of business.

These restrictions could limit our ability to obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding debt, complete acquisitions for cash or debt or react to changes in our operating environment. Any future debt that we incur may contain similar or more restrictive covenants.

We are a holding company and conduct all of our operations through our subsidiaries.

We are a holding company that derives all of our operating income from our subsidiaries. We are dependent on the earnings and cash flows of our subsidiaries to meet our obligations with respect to the notes. The terms of future indebtedness of our subsidiaries and the laws of the jurisdictions under which those subsidiaries are organized may limit the payment of dividends and other distributions to us.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor under its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

We may be unable to repurchase the notes upon a change of control.

Upon the occurrence of a change of control event, as defined in the indentures governing the notes, we would be required to offer to repurchase the notes for cash at a price equal to 101% of their aggregate principal amount or accreted value, as applicable, plus accrued and unpaid interest and liquidated damages, if any. We cannot assure you that we will have sufficient funds to repurchase the notes and satisfy other payment obligations that could be triggered upon a change of control. If we do not have sufficient financial resources to effect a change of control offer, we would be required to seek additional financing from outside sources to repurchase the notes. We cannot assure you that financing would be available to us on satisfactory terms or at all. The change of control provisions of the indentures that will govern the notes offered hereby will not protect you if we engage in a reorganization, restructuring, merger or similar transaction, including a highly leveraged transaction, unless that transaction constitutes a change of control for purposes of the indentures, even if such transaction could adversely affect the holders of the notes. See "Description of Exchange Floating Rate Notes—Repurchase at the Option of Holders" and "Description of Exchange Discount Notes—Repurchase at the Option of Holders."

Debt that we may incur in the future may contain provisions prohibiting transactions that would constitute a change of control or requiring such debt to be repurchased upon a change of control. Moreover, the exercise by holders of the notes of their right to require us to repurchase their notes could cause a default under other debt, even if the change of control itself does not result in a default under such debt, due to the financial effect of such repurchase on us.

Note holders may not be entitled to require us to repurchase the notes in connection with certain transactions because the term "all or substantially all" as used in the context of a change of control has no clearly established meaning under the relevant law.

One of the ways a change of control can occur under the indentures governing the notes is upon a sale of all or substantially all of our assets. The meaning of the phrase "all or substantially all" as used in that definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under applicable law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a change of control has occurred and whether you have the right to require us to repurchase the notes.

If an active trading market does not develop for these notes, you may not be able to resell them.

The exchange notes are a new issue of securities for which there is currently no public market. The exchange notes will not be listed on any securities exchange or included in any automated quotation system. We do not know whether an active trading market will develop for the exchange notes. Although the initial purchasers have informed us that they intend to make a market in the exchange notes, they are under no obligation to do so and may discontinue any market making activities at any time without notice. Accordingly, no market for the exchange notes may develop, and any market that develops may not last.

Even if a trading market for the exchange notes does develop, you may not be able to sell your exchange notes at a particular time, if at all, or you may not be able to obtain the price you desire for your exchange notes. If the exchange notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on many factors including prevailing interest rates, the market for similar securities, our credit rating, the interest of securities dealers in making a market for the exchange notes, the price of any other securities we issue, the performance prospects and financial condition of our company as well as of other companies in our industry. We do not intend to apply for listing of the exchange notes on any securities or other stock market.

Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of the securities. Even if a trading market for the exchange notes develops, it may be subject to disruptions and price volatility.

Applicable bankruptcy laws may limit the ability of the collateral agent for the notes to foreclose on the collateral.

Bankruptcy laws could prevent the collateral agent for the exchange floating rate notes from repossessing and disposing of the collateral securing such notes upon the occurrence of an event of default if a bankruptcy proceeding is commenced by or against us before the collateral agent repossesses and disposes of the collateral. Under the bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use the collateral (and the proceeds, products, rents or profits of its collateral) so long as the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to the circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral. The court may find "adequate protection" if the debtor pays cash or grants additional security for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the exchange floating rate notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral or whether or to what extent holders of the exchange floating rate notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of "adequate protection."

Certain of our assets and the assets of our subsidiaries may be subject to existing liens and will be permitted by the indenture governing the exchange floating rate notes to become subject to certain future liens that will take priority over the liens securing the exchange floating rate notes.

The indenture governing the exchange floating rate notes permits certain existing and future liens on the collateral described in this prospectus. To the extent that holders of other secured indebtedness or other third parties enjoy liens (including statutory liens), whether or not permitted by the indenture, these holders or third parties may have rights and remedies with respect to the collateral securing the exchange floating rate notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the exchange floating rate notes. In the event of foreclosure on the collateral, the proceeds from the sale of the collateral securing indebtedness under the exchange floating rate notes may not be sufficient to fully satisfy the exchange floating rate notes because your rights to payment from the proceeds of collateral would be junior to the rights of holders of prior liens in respect of the collateral.

The security interests in certain of the collateral securing the exchange floating rate notes will not be perfected.

The security interests securing the exchange floating rate notes created by the security documents with respect to cash and deposit accounts have not and will not be perfected. As a result, the exchange floating rate notes will not have the benefit of a perfected security interest in the cash of our company and its restricted subsidiaries. As of March 31, 2005, we and our restricted subsidiaries had approximately $29.3 million of unrestricted cash and cash equivalents, a substantial portion of which may be held in deposit accounts. In addition, the exchange floating rate notes will not have a perfected security interest in any of the collateral to the extent perfection cannot be effected through filings under the Uniform Commercial Code. To the extent that the security interest in any collateral is not perfected, the rights of the collateral agent for the holders of the exchange floating rate notes will be equal to the rights of our general unsecured creditors and the restricted subsidiaries in the event of a bankruptcy. Outside of a bankruptcy, the security interests of certain holders of liens, such as judgment creditors and any creditor who obtained a perfected security interest in any of such collateral would take priority over the security interest of the collateral agent. Accordingly, it is possible that the assets in which the collateral agent's security interest is unperfected will not be available to satisfy obligations under the exchange floating rate notes. In addition, certain assets may be subject to liens that are permitted by the indenture governing the exchange floating rate notes that would take priority over the security interests in such assets under the security documents applicable to the exchange floating rate notes.

Any future pledges of collateral may be avoidable.

Any future pledge of collateral in favor of the collateral agent might be avoidable by the pledgor (as debtor in possession) or by its collateral agent in bankruptcy or other third parties if certain events or circumstances exist or occur, including, among others, if the pledge or granting of the security interest is deemed a fraudulent conveyance or the pledgor is insolvent at the time of the pledge or granting of the security interest, the pledge permits the holders of the exchange floating rate notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge or, in certain circumstances, a longer period.

The collateral is subject to casualty risks.

We will be obligated under the collateral arrangements to maintain adequate insurance or otherwise insure against hazards to the extent done by corporations operating properties of a similar nature in the same or similar localities. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate us fully for our losses. If there is a total or partial loss of any of the pledged collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the exchange floating rate notes.

Your right to receive payments on the exchange discount notes is effectively subordinated to the rights of our existing and future secured creditors, including holders of the exchange floating rate notes. Further, the guarantees of the exchange discount notes are effectively subordinated to all our guarantors' existing and future secured indebtedness, including the guarantee of the exchange floating rate notes.

Holders of our secured indebtedness, including the exchange floating rate notes, and the secured indebtedness of the guarantors will have claims that are prior to your claims as holders of the exchange discount notes to the extent of the value of the assets securing that other indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness, including the exchange floating rate notes, will have prior claim to those of our assets that constitute their collateral. Holders of the exchange discount notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the exchange discount notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the exchange discount notes. As a result, holders of the exchange discount notes may receive less, ratably, than holders of secured indebtedness, including the holders of the exchange floating rate notes.

As of March 31, 2005, the aggregate amount of our secured indebtedness and the secured indebtedness of our subsidiaries was approximately $150 million. We will be permitted to borrow additional indebtedness, including secured debt, in the future under the terms of the indentures.

The exchange discount notes will be issued at a substantial discount from their principal amount and will therefore trigger certain federal income tax consequences for the holders of the exchange discount notes.

The exchange discount notes will be issued at a substantial discount from their principal amount. Consequently, the exchange discount notes will be treated as issued with original issue discount, or OID, for federal income tax purposes and you will be required to include such OID in your income as it accrues for U.S. federal income tax purposes in advance of receipt of any payment on the exchange discount notes to which the income is attributable. Moreover, we believe that the exchange discount notes will constitute "applicable high yield discount obligations." Accordingly, a portion of a corporate holder's income with respect to accrued OID (in an amount equal to the portion of the OID for which we will be disallowed an interest deduction, as discussed below) will be treated as a dividend for purposes of qualifying for a dividend-received-deduction, but only to the extent such amount would be treated as a dividend if it had been a distribution made by us with respect to our stock. See "Certain United States Federal Income Tax Consequences" for a more detailed discussion of the federal income tax consequences of the purchase, ownership and disposition of the exchange discount notes.

We will only be entitled to deduct a portion of any accrued interest or discount on the exchange discount notes for federal income tax purposes, and only at such time as such interest or discount is considered paid in cash.

We believe that the exchange discount notes will constitute "applicable high yield discount obligations" for U.S. federal income tax purposes. Accordingly, any interest deductions with respect to any OID relating to the notes will be deferred until paid in cash or in other property (other than our stock or debt issued by us or by a person deemed to be related to us under section 453(f)(1) of the Code), and will be disallowed to the extent the yield to maturity on the debt instrument exceeds six percentage points over the "applicable federal rate" (as determined under section 1274(d) of the Code) in effect for the calendar month in which the debt instrument is issued. The deferral and disallowance of deductions for payments of interest or OID on the notes may reduce the amount of cash available to us to meet our obligations under the notes. See "Certain United States Federal Income Tax Consequences."

Our ability to generate the cash needed to make payments on the notes depends on certain factors beyond our control.

The ability to make principal and interest payments on the notes will depend upon our future operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flow from our operating activities is insufficient for us to make payments on the notes, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms in a timely manner or at all. The indentures that will govern the notes offered hereby will limit our ability to take several of these actions. Any failure to raise additional funds necessary to make required payments would result in a default under the notes. We anticipate that we will have to refinance in part the repayment of the notes at maturity. No existing or future stockholder has guaranteed our obligations under the notes or has any obligation to provide additional equity financing to us. We cannot assure you that we will be able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all.

Risks Related to the Exchange Offer

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to "— Your failure to participate in the exchange offer will have adverse consequences," below and to the section in this prospectus entitled "The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences."

Your failure to participate in the exchange offer will have adverse consequences.

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, you may no longer be able to obligate us to register the initial notes under the Securities Act.

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the Commission contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under "Plan of Distribution," you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Risks Related to Our Business, Strategy and Operations

The announced merger with Nextel or an alternative transaction involving Sprint PCS could have an adverse impact on our relationship with Sprint PCS and our business.

Our business is substantially dependent on our ability to provide Sprint PCS products and services in our service area. On December 15, 2004, Sprint announced that it had agreed to merge with Nextel Communications, Inc., subject to obtaining all necessary approvals. Sprint and Nextel have scheduled a shareholder vote to approve this merger on July 13, 2005. If the merger is consummated, according to its preliminary proxy statement on Schedule 14A filed on June 23, 2005, Nextel Partners Inc. intends to seek a vote of its shareholders whether to exercise the right to have all of its outstanding shares of common stock purchased by a company that will be a wholly-owned subsidiary of Sprint, a transaction that management of Nextel Partners intends to recommend. If the proposed merger closes and Nextel Partners' put right is successfully exercised, Sprint will have control over all of Nextel's and Nextel Partners' assets and operations in our territories. The announcement and closing of the Sprint/Nextel merger, or the announcement and closing of any other business combination involving Sprint, may give rise to a negative reaction by our customers, which may have an adverse effect on our revenues. Any diminution in brand recognition or loyalty as a result of the pending Sprint/Nextel merger, or any other business combination involving Sprint, could also cause a decrease in our revenues and we may incur significant costs associated with minimizing any such negative reaction or customer confusion. In the event that the Sprint/Nextel merger, or any other business combination involving Sprint, is consummated, we may also incur significant costs associated with integrating Sprint's merger partner onto our network. In addition, the proposed Sprint/Nextel merger, or any other such business combination involving Sprint, imposes a degree of uncertainty on the future of our business and operations insofar as it may lead to a change in Sprint PCS' affiliate strategy or possible overlap between former Nextel or Nextel Partners operations with ours. Consequently, the Sprint/Nextel merger or any other business combination involving Sprint may impact our relationship and/or management agreement with Sprint PCS. We are currently reviewing our Sprint PCS management agreement and considering the potential impact of the proposed Sprint/Nextel merger on our agreement and our overall relationship with Sprint PCS, but we cannot predict the outcome for us at this time or the impact of the merger on our business, operations or financial condition. Any of these potential risks, individually or cumulatively, may have an adverse effect on us and our business.

Our substantial leverage could adversely affect our financial health and may restrict our ability to repay our obligations under our notes.

We are highly leveraged. As of March 31, 2005, our total outstanding debt was approximately $234.8 million. The indentures that govern the notes permit us and our subsidiaries to incur additional indebtedness, including up to $30.0 million in additional indebtedness that would share the exchange floating rate notes' first priority lien on substantially all of our assets, which could further exacerbate the risks associated with our leverage. If we incur additional indebtedness that ranks equally with the notes, the holders of the new debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us.

Our substantial indebtedness could adversely affect our financial health by, among other things:

•	increasing our vulnerability to adverse economic conditions;

•	limiting our ability to obtain any additional financing we may need to operate, develop or expand our business or effectively compete in our industry;

•	limiting our flexibility in planning for, or reacting to, changes in the economy, our business and the industry in which we operate; and

•	requiring us to dedicate a substantial portion of any cash flow to service our debt, which would reduce the funds available for operations and future business opportunities.

Our predecessor company had a history of net losses. We expect to incur additional losses in the future, and our operating results could fluctuate significantly on a quarterly and annual basis. As a result, we may be unable to pay amounts due under the notes or our other indebtedness and you could lose all or part of your investment.

Our predecessor company had sustained net losses since our inception, including net losses of $97.0 million for the year ended December 31, 2003 and $54.8 million for the year ended

December 31, 2004. During the two months ended March 31, 2005 the successor company incurred a net loss of $8.5 million. Our ability to achieve operating profitability and to generate positive cash flows from operating activities will depend upon many factors, including, among others, the effective marketing of Sprint PCS products and services, and our ability to improve market penetration and manage churn. If we do not achieve and maintain operating profitability and positive cash flows from operating activities, we may be unable to make interest or principal payments on the notes or our other indebtedness and you could lose all or part of your investment.

In addition, our future operating results and cash flows will be subject to quarterly and annual fluctuations due to many factors, some of which are outside our control. These factors include increased costs we may incur in connection with the further development, expansion and upgrade of our wireless network, fluctuations in the demands for our services and the seasonality of our industry. In addition, the interest rate on our exchange floating rate notes resets quarterly, which could further subject our operating results and cash flows to quarterly fluctuations. To the extent our quarterly or annual results of operations fluctuate significantly and adversely, we may be unable to pay amounts due under the notes or our other indebtedness and you could lose all or part of your investment.

The technology that we use may become obsolete, which would limit our ability to compete effectively within the wireless telecommunications industry.

The wireless telecommunications industry is experiencing significant technological change. We currently employ CDMA 1xRTT digital technology, the digital wireless communications technology selected by Sprint PCS and certain other carriers for their nationwide networks. Other carriers employ other technologies, such as TDMA, GSM and iDEN, for their nationwide networks. If another technology emerges as the industry standard, we may be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology, which in turn could require us to make changes to our network at substantial cost. For example, Sprint and other CDMA carriers like Verizon Wireless are upgrading their metropolitan wireless networks to accommodate Evolution — Data Only technology, the next phase or technological upgrade of CDMA 1xRTT digital technology which we refer to as EV-DO. To the extent these upgrades and competitive pressures translate to changes to our network technology and/or customer base, we may be unable to respond to these pressures and implement new technology on a timely basis or at an acceptable cost.

In addition, the emergence of alternative technologies may decrease demand for our services. For example, other service providers have announced plans to sell and market an IEEE 802.11 standard, which we refer to as Wi-Fi, enabled handset. Such a handset would permit subscribers to communicate using voice and data services with their handset using voice over internet protocol, or VoIP, technology in any area equipped with a wireless internet connection, or hot spot, potentially bypassing our network. The number of hot spots in the United States is growing rapidly, with some major cities and urban areas being covered entirely. The availability of VoIP or another alternative technology to our subscribers could greatly reduce the usage of our network, which would have an adverse effect on our financial condition and results of operations.

Moreover, we will be required to make additional capital expenditures over the next four years to upgrade base stations on a majority of towers in our markets as a result of the expected obsolescence of the Lucent Technologies mini-cell and micro-cell technology we currently employ. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources." Our failure to complete these upgrades may result in an inability to maintain cell site operations and may impair service in the areas served by these sites.

We also face competition from other wireless technologies such as satellite-based communications, wireless voice-over-IP and wireless cable. As these technologies become more advanced, we may lose customers to these alternative providers.

The financial condition and results of operations reflected in our historical financial statements are not indicative of future financial conditions and results of operations.

As a result of the reorganization, we are subject to the fresh-start accounting prescribed by generally accepted accounting principles. As required by fresh-start accounting, our assets and liabilities will be recorded at fair value, based on our enterprise value established in the bankruptcy proceeding. Because we completed our reorganization in February 2005, our reported assets do not yet give effect to the adjustments that may result from the adoption of fresh-start accounting and, as a result, could change materially. Accordingly, our financial condition and results of operations from and after the reorganization will not be comparable to the financial condition and results of operations reflected in our historical consolidated financial statements included in this prospectus.

The reorganization may adversely affect our ability to engage in transactions.

Our past inability to meet our obligations resulted in our reorganization. The perception that we may not be able to meet our obligations after the reorganization could adversely affect our relationships with third parties. For example, we may have difficulty maintaining or entering into leases and other agreements related to our operations because of the reorganization. As a result, our ability to operate our business could be adversely affected, which would adversely affect our financial condition and our results of operations.

If we receive lower revenues or incur more fees than we anticipate under our roaming arrangements with Sprint PCS and its PCS Affiliates, our results of operations will be negatively affected.

We are paid a fee from Sprint PCS for every minute and kilobyte that a Sprint PCS subscriber from outside our territory uses our network. Similarly, we pay a fee to Sprint PCS for every minute and kilobyte that our subscribers use the Sprint PCS network outside our territory. The per-minute and per-kilobyte rates that we receive from Sprint PCS and that we pay to Sprint PCS are the same and are fixed until the end of 2006. Thereafter, the rate will change, based on 90% of Sprint PCS's effective retail yields for voice and data, respectively, and the change may have an adverse effect on us. In addition, our subscribers may spend more time outside our territory than we anticipate, and Sprint PCS subscribers from outside our territory may spend less time in our territory or may use our services less than we anticipate. As a result, we may receive less Sprint PCS roaming revenue and/or have to pay more in Sprint PCS roaming fees than we collect in Sprint PCS roaming revenue, which would have an adverse effect on our financial condition and results of operations.

Roaming revenue under Sprint PCS's roaming and reseller arrangements with third parties, including Virgin Mobile, may decline in the future.

For the year ended December 31, 2004, approximately 18.6% of our roaming revenue (3.8% of our total revenue) was attributable to revenue derived from wireless communications providers other than Sprint, principally Virgin Mobile. We do not have agreements directly with these providers. Instead, we rely on roaming arrangements that Sprint PCS has negotiated. Sprint PCS may negotiate roaming arrangements with other wireless communications providers at rates that are lower than current rates, resulting in a decrease in our roaming revenue. If the rates offered by Sprint PCS are not attractive, these other wireless communications providers may decide to compete with us directly or enter into roaming arrangements with our competitors who already have networks in our territory. Starting with July 2005, every three years we will have the option to renew these Virgin Mobile arrangements. We cannot assure you that we will exercise our option to continue providing services to Virgin Mobile subscribers in the future. The loss of all or a significant portion of our roaming revenue from other providers would have a material adverse effect on our financial condition and operating results.

Our roaming arrangements for coverage outside the Sprint PCS network may not be competitive with other wireless communications providers, which may restrict our ability to attract and retain subscribers and thus may adversely affect our operations.

We do not have agreements directly with other wireless service providers for roaming coverage outside territories covered by the Sprint PCS network. Instead, we rely on roaming arrangements that Sprint PCS has negotiated with other wireless communications providers for coverage in these areas. Some risks related to these arrangements are as follows:

•	the arrangements may not benefit us in the same manner that they benefit Sprint PCS;

•	the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by Sprint PCS;

•	the price to our customers of a roaming call may not be competitive with prices charged by other wireless companies for roaming calls;

•	customers must end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network;

•	our subscribers may not be able to use advanced PCS features from Sprint PCS, such as PCS Vision, while roaming;

•	if our subscribers do not have a similar wireless experience as when they are on the PCS network of Sprint PCS, we may lose current subscribers and Sprint PCS products and services may be less attractive to potential new subscribers; and

•	Sprint PCS or the carriers providing the service may not be able to provide us with accurate billing information on a timely basis.

Unauthorized use of, or interference with, our network could disrupt service and increase our costs.

We may incur costs associated with the unauthorized use of our network including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Unauthorized use of, or interference with our network includes, but is not limited to, identity theft, piracy, "hacking" and other external factors such as computer viruses. Fraudulent use of our network may impact interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for fraudulent roaming.

If we lose the right to install our equipment on wireless towers or are unable to renew expiring agreements for wireless towers on favorable terms or at all, our business and results of operations could be adversely impacted.

As of December 31, 2004, approximately 96% of our base stations are installed on leased or licensed facilities which are typically shared with one or more other wireless communications providers. In addition, a large portion of these tower sites are leased or licensed from a small number of tower companies with whom we have entered into master agreements that govern the general terms of our rights to use each such company's towers. If a master agreement with one of these tower companies was to terminate, or if one of these tower companies was unable to support our use of its tower sites, we would have to find new sites or may be required to rebuild the affected portion of our network. In addition, the concentration of our tower leases or licenses with a limited number of tower companies could adversely affect our results of operations and financial condition if we are unable to renew our expiring leases with these tower companies either on terms comparable to those we have today or at all. If any of the tower leasing companies that we do business with were to experience severe financial difficulties, or file for bankruptcy protection, our ability to use towers leased or licensed from that company could be adversely affected. That, in turn, could adversely affect our financial condition and results of operations if a material number of towers were involved.

We require significant capital to fund our operations and anticipated capital expenditures. If we are unable to generate or raise sufficient capital in the future, we may be unable to execute our business strategy and may not be able to fund our operations.

In order to fund the execution of our business strategy, including the construction of new cell sites that we have agreed to build, the construction of cell sites we will build to expand our capacity, and the upgrade of existing sites that may be required, we will require significant amounts of cash. We may also have additional cash needs in the near term that we do not currently anticipate. We intend to meet our cash requirements through available cash, cash flow from operations and, to the extent required, future borrowings. We have no committed additional financing available. There can be no assurance that available cash and cash flow from operations will be sufficient to meet our cash requirements, or that any necessary borrowings will be available to us on acceptable terms or at all. If we are unable to raise capital when our needs arise, we may be unable to pursue our business strategy and may not be able to fund our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Our actual operating costs may be higher than we anticipate.

Changes in our operating environment, including changes in government regulations, may require us to spend more than we anticipate. For example, increased competition has led in the past and may lead in the future to higher promotional costs, increased cost associated with subsidizing sales of handsets and other costs incurred in connection with acquiring subscribers. Further, as described below under "—Risks Related to Our Relationship With Sprint," a substantial portion of our costs of service are attributable to fees and charges we pay Sprint PCS for billing and collections, customer care and other back-office support. As a result, our ability to manage these costs is limited. Further, Sprint may seek to recover costs in addition to our fixed price arrangements for new services it provides to us in support of new PCS product and service offerings. If our costs are more than we anticipate, the actual amount of funds needed to implement our strategy and business plan may exceed our estimates, which could have a material adverse affect on our liquidity, financial condition and results of operations.

Our allowance for doubtful accounts may not be sufficient to cover uncollectible accounts.

On an ongoing basis, we estimate the accounts receivable that we will not collect to reflect the expected loss on such accounts in each period. Our allowance for doubtful accounts receivable may underestimate actual unpaid accounts receivable for various reasons, including:

•	our involuntary churn rate may exceed our estimates;

•	bad debt as a percentage of service revenues may be higher than we assume;

•	adverse changes in the economy;

•	changes in Sprint's PCS products and services;

•	changes in the composition of our subscriber base; or

•	changes in our credit policy.

If our allowance for doubtful accounts receivable is insufficient to cover uncollectible receivables, it could have an adverse effect on our liquidity, financial condition and results of operations.

We may incur significantly higher wireless handset subsidy costs than we anticipate for existing subscribers who upgrade to a new handset.

We subsidize a portion of the price of all of the wireless handsets that we offer and pay sales commissions, for handset sales and upgrades. As our subscriber base matures, and technological innovations occur, more existing subscribers will upgrade to new wireless handsets. Excluding sales commissions and handsets sold in our company-owned stores, we incurred approximately $5.7 million associated with wireless handset upgrade costs for existing subscribers for the year ended December 31, 2003 and $4.3 million for the year ended December 31, 2004. We have limited historical experience regarding the adoption rate for wireless handset upgrades. If more subscribers upgrade to new wireless handsets than we expect, our results of operations will be adversely affected.

It is our strategy to increase our subscriber growth, which may negatively affect our near term profitability.

To the extent we increase our subscriber growth, we will incur significant up-front subscriber acquisition expenses, which initially will result in reduced levels of cash flows from operating activities, EBITDA and Adjusted EBITDA. In addition, to the extent our subscriber growth includes a higher percentage of post-pay sub-prime credit subscribers, our churn and bad debt expense may increase, which would adversely affect our results of operations.

Any future consolidation in the industry in which we participate may require us to incur substantial additional debt and to integrate new technologies, operations and services, which may be costly and time consuming.

We may in the future have opportunities to acquire or otherwise combine our business with other businesses that may complement or extend our existing operations, and other similarly situated PCS Affiliates of Sprint may seek opportunities to benefit from combined operations. If we acquire or combine our business with other businesses or territories, our ability to satisfy our obligations with respect to, and the market value of, our indebtedness, including the notes, may be adversely affected and we may encounter difficulties that may be costly and time consuming and slow our growth. For example, we may have to:

•	assume and/or incur substantial additional debt to finance the acquisitions and fund the ongoing operations of the acquired companies;

•	integrate new operations with our existing operations; or

•	divert the attention of our management from other business concerns.

We are functioning under new management which may disrupt our operations as we transition to the new management team.

Upon completion of the reorganization, Bret Cloward became our Chief Executive Officer and Richard Harris became our Chief Financial Officer. See "Management." As a result, our historical operating and financial results described in this prospectus do not reflect the leadership or guidance of our new exchange management and do not provide a basis on which to assess the management capacities of our new exchange management. Further, we may experience disruptions as we transition to new management. We cannot assure you that our new management team will be successful.

The loss of the officers and skilled employees upon whom we will depend to operate our business or the inability to attract additional personnel could adversely affect our results of operations.

We believe that our future success will depend in part on our ability to attract and retain highly qualified technical, management and other personnel. Following completion of the reorganization, we have hired additional employees to fulfill the services previously provided by US Unwired under the US Unwired management agreement. We may not be successful in retaining key personnel or in attracting and retaining other highly qualified technical, management and other personnel. In addition, our history of an inability to meet our obligations and the related filing of the bankruptcy petition may limit our ability to attract and retain the qualified technical, management and other personnel that will be needed to successfully operate our business. Any inability to retain or attract qualified management and other personnel could adversely affect our business.

Prior to our reorganization and transition to new management, we were dependent on US Unwired for a number of important management functions. Deficiencies in the services provided by US Unwired under the US Unwired management agreement prior to our own implementation of these functions could have a material adverse effect on our operations.

Upon completion of the reorganization on February 9, 2005, we terminated our prior management agreement with US Unwired. Therefore, we continued to receive services under a new US Unwired management agreement during a four-month transition period, which ended on June 9, 2005. Some of the services and support functions previously provided by US Unwired are critical to our ability to manage our business. For example, we have relied on US Unwired to perform important accounting and financial information services for us. Undiscovered deficiencies in the services and support functions previously provided by US Unwired (if any) could disrupt our business and have a material adverse effect on our financial condition and results of operation.

We have no recent history of operating as a separate company, and we may be unable to make, or may incur significant costs in making, the changes necessary to operate as a separate company.

In order to replace the management services previously provided to us by US Unwired through June 9, 2005, our senior management team has been actively implementing and continues to implement new systems and support functions to perform these services internally, or contracts with third parties to provide these services. These services included accounting, financial information and other support services. Our compensation expense and the costs to implement these systems and support functions or to acquire these services from others may be higher than the fees we previously paid for services provided by US Unwired, including as a result of any higher than expected start-up costs associated with the implementation, operation and/or maintenance of these systems. In addition, our implementation, operations and/or maintenance of these new systems and support functions and/or the transition of data from the US Unwired systems to our systems may face unforeseen disruptions and difficulties and may not be effective, which could adversely affect management's ability to operate our business.

A portion of our new subscriber additions has been through a pre-pay program, which has been provided and managed by US Unwired. As a result of our reorganization and transition to a separate company, we no longer offer the US Unwired pre-pay program.

For the twelve-month period ended December 31, 2004, approximately 15% of our gross subscriber additions were added under a pre-pay program that has been provided and managed by US Unwired. This program, known as Chat Pak, is a US Unwired product and not a Sprint PCS product. As a result of our reorganization and transition to a separate company, we discontinued the marketing and sale of this plan in our territory and began working with US Unwired to transition these pre-pay subscribers to other Sprint PCS product offerings. This transition process was substantially completed in the second quarter of 2005. We are currently analyzing the results of the transition, but we expect that we will find that the transition has resulted in increased churn. We also expect some negative effects on our gross revenues as a result of the loss of those subscribers who have not elected to transition to another of our offerings. Because we are still analyzing the success of our transition programs, we are not currently able to predict the effects the transition will have on our profitability.

We obtain most of our network equipment from a single supplier. This equipment is not interchangeable, and we would be materially adversely affected if we could not obtain this network equipment timely or at all.

Our PCS network equipment is supplied solely by Lucent Technologies Inc. If additional equipment is needed for expansion or repair of a network, it must come from Lucent in order to be compatible with our existing network equipment. If Lucent were to cease or delay supplying equipment, we would be prevented or delayed in expanding or repairing our network. Any inability to expand or repair our network could have a material adverse effect on us.

Our service area may be threatened by bad weather and other catastrophic events which could cause interruptions in service resulting in reduced revenues and increased expenses.

Our service area is in the Northeast United States and could be impacted by bad weather, such as severe winter storms and excessive rain. We may face service interruptions for indefinite periods if severe weather or another catastrophic event such as a blackout or a terrorist attack strikes one or more of our service areas, resulting in reduced revenues and increased expenses.

A single investment advisor has voting power over nearly 50% of our common stock. That investment advisor may use its voting power to influence our board of directors, management and business plan, and the interests of that investment advisor may conflict with the interests of our other securityholders.

Accounts managed by AIG Global Investment Corp. ("  AIGIC  ") have voting power over nearly 50% of the outstanding shares of our common stock, and Ryan L. Langdon, one of our directors, is an employee of AIGIC. See "Principal Stockholders." Accordingly, AIGIC can use its voting power to influence the outcomes of the elections of members of our board of directors and the outcome of corporate actions requiring stockholder approval, including mergers, consolidations and the sale of all or substantially all of our assets. AIGIC also may influence our management, policies and financing decisions. The interests of AIGIC could conflict with those of our other stockholders. In addition, AIGIC and its affiliates may own interests in businesses that compete with ours.

Risks Related to our Relationship with Sprint PCS

We will not be able to operate our business if Sprint PCS terminates our affiliation agreements.

Our relationship with Sprint PCS is governed by our affiliation agreements with it. As we do not own any licenses to operate a wireless network, our business depends on the continued effectiveness of these affiliation agreements. Sprint PCS may be able to terminate our affiliation agreements with it if we materially breach the terms of the agreements. These terms include operational and network requirements that are extremely technical and detailed and apply to each retail store, cell site and switch site that we operate. Many of these operational and network requirements can be changed by Sprint PCS, in certain cases with little notice. As a result, we may not always be in compliance with all requirements of our affiliation agreements with Sprint PCS. Sprint PCS conducts periodic audits of compliance with various aspects of its program guidelines and identifies issues it believes need to be addressed. There may be substantial costs associated with remedying any noncompliance, and such costs may adversely affect our operating results and cash flows. If Sprint PCS terminates or fails to renew our affiliation agreements or fails to perform its obligations under those agreements, our ability to conduct our business would be severely restricted.

If we materially breach our affiliation agreements with Sprint PCS, Sprint PCS may have the right to purchase our operating assets at a discount to market value.

Our affiliation agreements with Sprint PCS require that we provide network coverage to a minimum network coverage area within specified time frames and that we meet and maintain Sprint PCS's technical, customer service and other program requirements. A failure by us to meet Sprint PCS's technical, customer service or other program requirements contained in the affiliation agreements, among other things, would constitute a material breach of the agreements, which could lead to their termination by Sprint PCS. Our affiliation agreements with Sprint PCS provide that upon the occurrence of an event of termination caused by our breach of such agreements, Sprint PCS has the right to, among other things, purchase our operating assets without stockholder approval and for a price equal to 72% of our entire business value, as determined in accordance with the affiliation agreements.

Sprint may make business decisions that are not in our best interests, which may adversely affect our relationships with subscribers in our territory, increase our expenses or decrease our revenues.

Under our affiliation agreements with Sprint PCS, Sprint PCS has a substantial amount of control over the conduct of our business. Accordingly, Sprint PCS has made and, in the future may make, decisions that adversely affect our business, such as the following:

•	Sprint PCS, subject to limitations in our agreements with them, could price its national plans based on its own objectives and could set price levels or other terms that may not be economically viable for our business;

•	Sprint PCS, subject to limitations in our agreements with them, could develop products and services, such as a one-rate plan where subscribers are not required to pay roaming charges on its PCS-to-PCS plan, or establish credit policies, such as the no-deposit account spending limit program, which we refer to as the NDASL program, in which the deposit requirement is waived, which could adversely affect our results of operations;

•	although we have the exclusive right to offer Sprint PCS services to our subscribers and other users in our territory, Sprint may develop technology that would permit its subscribers to access its services on different frequency bands without utilizing our network;

•	on December 31, 2006, certain provisions of the amendments to our agreements with Sprint expire, and Sprint, subject to limitations in our agreements with them, could then raise the costs to perform certain back-office services, reduce levels of services, or otherwise seek to increase expenses and other amounts charged to us;

•	Sprint may elect with little or no notification to change its financial reporting, billing or inventory software systems or change third-party service providers which may adversely affect our ability to determine or report our operating results, adversely affect our ability to obtain handsets or adversely affect our subscriber relationships;

•	Sprint, subject to limitations in our agreements with them, could limit our ability to develop local and other promotional plans to enable us to attract sufficient subscribers;

•	Sprint, subject to limitations under our agreements with them, could alter its network and technical requirements;

•	Sprint's introduction of payment methods that do not have adequate controls or limitations could result in fraudulent payments to subscriber accounts, which could have a material adverse impact on our results of operations and financial condition;

•	Sprint could make decisions which could adversely affect the Sprint brand name, products or services;

•	Sprint could decide not to renew the Sprint agreements or to no longer perform its obligations, which would severely restrict our ability to conduct business;

•	Sprint may unexpectedly implement new pass-through fees or other expenses that they deem to be permitted under the simplified pricing arranged by the amendments to our affiliation agreements with Sprint; and

•	in order to compete with other cellular service providers, such as Verizon, Sprint may decide to combine billing of landline telecommunications services with PCS services, under which, pursuant to federal regulations, any payments received for both landline and PCS services would be credited first to the landline service provided by Sprint before any amounts could be credited to the PCS services that we provide.

Recently, Sprint has changed how it aligns its resources in order to focus on two market segments: businesses and consumers. This represents a shift away from the current organizational focus on asset groups and products: local telecommunications, global wireline voice and data services and wireless. This initiative is often referred to as One Sprint-Many Solutions. This realignment was designed to facilitate Sprint's cross-selling and bundling of products across these product lines. This shift could:

•	divert marketing, advertising and internal Sprint resources once dedicated to wireless to bundled or non-PCS Sprint products and services;

•	increase the risk that Sprint will design wireless products and services in a manner that is not profitable for us; and

•	reduce the significance of Sprint's wireless network partners, including us.

The occurrence of any of the foregoing could adversely affect our relationship with subscribers in our territories, increase our expenses or decrease our revenues and have a material adverse effect on our liquidity, financial condition and results of operation.

Furthermore, Sprint has announced that it plans to deploy Evolution-Data Only technology, which we refer to as EV-DO, in certain of its markets, and Sprint, subject to limitations in our agreements with them, could require us to implement EV-DO in our network faster than we currently anticipate and at costs higher than we have currently allocated.

Additionally, Sprint has entered into mobile virtual network operator, or MVNO, arrangements with Virgin Mobile USA, Qwest Communications and others. In these arrangements, Sprint wholesales airtime to its MVNO partner, which in turn markets retail service under its own brand and pricing. Under the amendments to our affiliation agreements with Sprint, we are required to participate in resale arrangements entered into by Sprint, subject to certain limitations. We may enjoy an increase in traffic as a result of these MVNO relationships, but the rates paid to us, and the margins earned on this traffic, may not be as favorable to us as would be the case if Sprint were selling on a retail rather than on a wholesale basis.

Certain provisions of our affiliation agreements with Sprint PCS may diminish our value and restrict the sale of our business.

Under specific circumstances and without stockholder approval, Sprint PCS may purchase our operating assets or capital stock at a discount. Sprint PCS also has a right of first refusal if we decide to sell our operating assets to a third-party. We are also subject to a number of restrictions on the transfer of our business, including a prohibition on the sale of our operating assets to competitors of Sprint PCS. These restrictions and the other restrictions contained in our affiliation agreements with Sprint PCS restrict our ability to sell our business, may reduce the value a buyer would be willing to pay for our business, and thus may reduce our entire business value.

If Sprint PCS does not maintain control over its licensed spectrum, our affiliation agreements with Sprint PCS may be terminated.

Sprint PCS, not us, owns the licenses necessary to provide wireless services in our territory. The Federal Communications Commission, or FCC, requires that licensees like Sprint PCS maintain control of their licensed systems and not delegate control to third-party operators or managers without the FCC's consent. Our affiliation agreements with Sprint PCS reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum. However, if the FCC were to determine that any of our affiliation agreements with Sprint PCS need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements to comply with applicable law. If we cannot agree with Sprint PCS to modify the agreements, those agreements may be terminated. If the agreements are terminated, we would no longer be a part of the Sprint PCS network and we would not be able to conduct our business.

The FCC may fail to renew the Sprint PCS wireless licenses under certain circumstances, which would prevent us from providing wireless services.

Sprint PCS's wireless licenses are subject to renewal and revocation by the FCC. The Sprint PCS wireless licenses in our territory will expire on June 23, 2015 but may be renewed for additional ten-year terms. The FCC has adopted specific standards that apply to wireless personal communications services license renewals. Any failure by Sprint PCS or us to comply with these standards could result in the non-renewal of the Sprint PCS licenses for our territory. Additionally, if Sprint PCS does not demonstrate to the FCC that Sprint PCS has met the construction requirements for each of its wireless personal communications services licenses, it can lose those licenses. If Sprint PCS loses its licenses in our territory for any reason, we and our subsidiaries would not be able to provide wireless services without obtaining rights to other licenses. If Sprint PCS loses its licenses in another territory, Sprint PCS or the applicable PCS Affiliate of Sprint would not be able to provide wireless services without obtaining rights to other licenses and our ability to offer nationwide calling plans would be diminished and potentially more costly.

Our ability to fulfill our obligations under our affiliation agreements with Sprint PCS will depend on our ability to timely construct and operate 103 additional cell sites.

Our affiliation agreements with Sprint PCS require us to construct and operate 103 additional cell sites, including 37 cell sites completed in 2004, in our territory by 2008. The total estimated cost for these 103 cell sites is approximately $25.2 million. Our ability to construct these new cell sites could be affected by a number of factors beyond our control, including:

•	zoning and local permitting requirements and national regulatory approvals, including requirements of FCC and FAA regulations;

•	availability of construction equipment and skilled construction personnel; and

•	adverse weather conditions.

In addition, as the concern over cell tower proliferation has grown in recent years, certain communities have placed restrictions on new tower construction or have delayed granting permits required for construction. The barriers to new construction may prevent us from constructing the cell sites in the required locations and we may not be able to complete construction of the required number of sites within the timetable provided under our affiliation agreements. If we are unable to construct these new cell sites by the deadline, we could be in breach of the affiliation agreements. See "—We will not be able to operate our business if Sprint PCS terminates our affiliation agreements" and "—If we materially breach our affiliation agreements with Sprint PCS, Sprint PCS may have the right to purchase our operating assets at a discount to market value."

Certain wireless providers are seeking to change the standards controlling the types of wireless handsets that operate on their networks which may limit our ability to provide our subscribers with service in areas not covered by Sprint's PCS network.

We rely on Sprint PCS's roaming agreements with its competitors to provide automatic roaming capabilities to our subscribers in many of the areas of the United States not covered by Sprint's PCS network. Competitors may be able to offer coverage in areas not served by Sprint's PCS network or may be able to offer roaming rates that are lower than those offered by Sprint PCS. Certain competitors have sought to reduce or eliminate the use of the Advanced Mobile Phone Service, or AMPS, air interface on their networks. AMPS is an important air interface on which Sprint PCS's subscribers roam. Further, on September 24, 2002, the FCC modified its rules to eliminate, after a five–year transition period, the requirement that carriers provide analog service compatible with AMPS specifications. If AMPS is eliminated and our subscribers do not have wireless handsets that are compatible with our competitors' air interface, then these subscribers will not be able to roam on our competitors' networks, which could lead to customer dissatisfaction and increased churn.

We rely on Sprint PCS for a substantial amount of our financial information. If that information is not accurate, our ability to accurately report our financial data could be adversely affected, and the investment community could lose confidence in us.

Under our affiliation agreements, Sprint PCS performs our billing, customer care and collections, national network systems support, inventory logistics, long distance transport and national third-party sales support. The data provided by Sprint PCS related to the functions they perform for us is the primary source for our service revenue information and for a significant portion of our cost of service and roaming, and selling and marketing expenses information included in our statement of operations. We use this data to record our financial results and prepare our financial statements. If we later find errors in that data provided to us, we may be required to restate our financial statements. If that occurs as to us or any other PCS Affiliate of Sprint, investors and securities analysts may lose confidence in us which could adversely affect the trading price of the notes.

Problems with Sprint PCS's internal support systems could lead to customer dissatisfaction or increase our costs.

We rely on Sprint PCS's internal support systems, including customer care, billing and back-office support. Sprint PCS has entered into business process outsourcing agreements with third parties to provide these services. There can be no assurance that Sprint PCS will be able to successfully add system capacity, that its internal support systems will be adequate or that third parties that Sprint PCS has contracted with can perform their obligations. Problems with Sprint PCS's internal support systems could cause:

•	delays or problems in our operations or services;

•	delays or difficulty in gaining access to subscriber and financial information;

•	a loss of subscribers; and

•	an increase in the costs of customer care, billing and back-office services.

Should Sprint PCS fail to deliver timely and accurate information, this may lead to adverse short-term decisions and inaccurate assumptions in our business plan. It could also adversely affect our cash flows, because Sprint PCS collects our receivables and remits to us a net amount that is based on the financial information it produces for us.

Our costs for internal support systems may increase if Sprint PCS terminates all or part of our service agreements with it.

We incur costs for the services provided under our affiliation agreements with Sprint PCS relating to billing, customer care and other back-office functions. Because we incur the majority of these costs on a per-subscriber basis, we expect the aggregate cost for such services to increase as the number of our subscribers increases. Sprint PCS may terminate any service provided under such agreements upon nine months' prior written notice, but if we desire to continue receiving such service, Sprint PCS has agreed that it will assist us in developing that function internally or locating a third-party vendor that will provide that service. We do not currently have a contingency plan if Sprint PCS terminates a service we currently receive from it. If Sprint PCS terminates a service for which we have not developed or are unable to develop a cost-effective alternative, our operating costs may increase beyond our expectations and our operations may be interrupted or restricted.

Our dependence on Sprint PCS for services may limit our ability to reduce costs, which could materially adversely affect our financial condition and results of operation.

For the year ended December 31, 2004, approximately 65% of cost of service in our financial statements relate to charges from or through Sprint PCS. As a result, a substantial portion of our cost of service is outside our control. While Sprint PCS has agreed to charge us certain specified rates for roaming and service until December 31, 2006, thereafter these costs could increase significantly. Furthermore, our ability to replace Sprint with lower cost providers may be limited.

If Sprint's business plan does not succeed, our business may not succeed.

As a network partner of Sprint, we have the right to provide PCS products and services under the Sprint brand names in our territory. In addition, we feature exclusively and prominently the nationally recognized Sprint brand in our marketing effort. Consequently, our business and results of operations depend on the continued recognition of the Sprint brand name and success of Sprint's business. If Sprint's business plan does not succeed, or if Sprint has a significant disruption to its business plan or network, fails to operate its business in an efficient manner, or suffers a weakening of its brand name or erosion of its customer base, our operations and profitability would likely be negatively impacted.

If Sprint were to file for bankruptcy, Sprint may be able to reject its agreements with us under Section 365 of the Bankruptcy Code. The agreements provide us remedies, including purchase and put rights, though we cannot predict if or to what extent our remedies would be enforceable.

If we lose our right to use the Sprint brand and logo under its trademark and service mark license agreements, we would lose the advantages associated with marketing efforts conducted by Sprint.

The Sprint brand and logo are highly recognizable. If we lose the rights to use this brand and logo or the value of the brand and logo decreases, customers may not recognize our brand readily and we may have to spend significantly more money on advertising to create brand recognition.

We may have difficulty in obtaining an adequate supply of certain handsets from Sprint PCS, which could adversely affect our results of operations.

We depend on our relationship with Sprint PCS to obtain handsets and other wireless devices. Sprint PCS orders handsets and other wireless devices from various manufacturers. We could have difficulty obtaining specific types of handsets in a timely manner if:

•	Sprint PCS does not adequately project the need for handsets for itself, its PCS Affiliates and its other third-party distribution channels, particularly in transition to new technologies, such as third-generation, or 3G, technology;

•	Sprint PCS gives preference to other distribution channels;

•	we do not adequately project our need for handsets or other wireless devices;

•	Sprint PCS modifies its handset logistics and delivery plan in a manner that restricts or delays our access to handsets; or

•	there is an adverse development in the relationship between Sprint PCS and its suppliers or vendors. For example, if other participants in the wireless telecommunications market consolidate, the resulting company may accumulate sufficient power so as to disturb the balance of power among handset purchasers, reducing Sprint PCS's ability to obtain competitive agreements with handset manufacturers.

The occurrence of any of these could disrupt our customer service and/or result in a decrease in our subscribers, which could adversely affect our results of operations.

If Sprint PCS decides to terminate its contracts with national retailers through whom we sell our products, our revenues would be materially and adversely impacted.

We rely on Sprint PCS to negotiate contracts with national retailers such as Radio Shack and Best Buy who market and distribute our products. Sprint PCS currently does not allow us to enter into contracts with those retailers directly. National retailers who have contracted with Sprint PCS accounted for 29% of our total gross subscriber additions for the year ended December 31, 2004. If Sprint PCS decides to terminate its contracts with such vendors and refuses to allow us to deal with them directly, or if Sprint changes the terms of those agreements, our revenues could be materially adversely affected.

Risks Related to the Wireless Telecommunications Industry

We may experience a high rate of subscriber churn, which would adversely affect our financial performance.

Significant competition in our industry and general economic conditions may cause our future churn rate to be higher than our historical rate. Factors that may contribute to higher churn include:

•	inability or unwillingness of subscribers to pay, resulting in involuntary deactivations, which accounted for approximately 37% of our subscriber deactivations in the year ended December 31, 2004;

•	subscriber mix and credit class, particularly sub-prime post-pay and pre-pay subscribers, which accounted for over 41% of our gross subscriber additions for the year ended December 31, 2004 and for approximately 26% of our subscriber base as of December 31, 2004;

•	attractiveness of our competitors' products, services and pricing;

•	network performance and coverage, or perception thereof, relative to our competitors;

•	customer service;

•	levels of subsidies relating to handset upgrades or the array of handset choices relative to competitors;

•	any increased prices for services in the future; and

•	any future changes by us in the products and services we offer or in the terms under which we offer our products or services, especially to sub-prime credit subscribers.

A high rate of subscriber churn could adversely affect our competitive position, liquidity, financial position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize most of the costs of initial purchases of handsets by subscribers.

Wireless local number portability requirements may increase churn, lower revenues and result in higher subscriber acquisition and retention costs.

Since November 24, 2003, all CMRS providers, including us, are required to allow customers in the 100 largest metropolitan statistical areas to retain their existing telephone numbers when switching from one telecommunications carrier to another. These rules are generally referred to as a wireless local number portability, or WLNP. As of May 24, 2004, FCC regulations require that CMRS providers must have implemented WLNP outside the 100 largest metropolitan statistical areas in the United States as well. In the future, WLNP could lead to increased churn as our customers switch carriers, which in turn could lead to lower revenues and increased subscriber acquisition and retention costs.

The FCC may amend its interconnection compensation regulations in a manner that would increase our expenses and/or reduce our revenues.

On March 3, 2005, the FCC released a Further Notice of Proposed Rulemaking in its efforts to reform the intercarrier compensation regulatory scheme. The results of this rulemaking may increase the amount we will have to pay Incumbent Local Exchange Carriers to terminate our customers' wireless calls on the carrier's network. The resulting regulations may also decrease the amount we receive from Local Exchange Carriers when a call is terminated on our network.

Regulation by government and taxing agencies may increase our costs of providing service or require us to change our services, either of which could impair our financial performance.

Our operations and those of Sprint PCS are subject to varying degrees of regulation by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration, state and local regulatory agencies, and legislative bodies. Adverse laws, regulations or decisions by these bodies could negatively impact our operations and our costs of doing business as may the imposition of fines or penalties arising from a failure to comply with applicable laws, regulations or decisions. Furthermore, these laws and regulations may change in the future resulting in a greater impact to our costs. For example, regulatory mandates pertaining to the provision of enhanced emergency 911, or E-911, services by wireless carriers, compliance with the Communications Assistance for Law Enforcement Act, or CALEA, the meeting of telephone number pooling and porting requirements, compliance with microwave relocation requirements, satisfying universal service standards and contributing to the universal service fund, the protection of subscriber privacy, the provision of services to the hearing impaired, disclosures made to customers regarding their billing statements ("truth in billing") and the satisfaction of environmental and safety standards, have imposed, and will continue to impose, substantial costs on our industry. Because the fixed component of costs incurred to meet some of these mandates can be relatively high, smaller carriers such as us can be competitively disadvantaged by these mandates.

Moreover, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our current relationship with Sprint.

Concerns over health risks and safety posed by the use of wireless handsets may reduce consumer demand for our services.

Media reports have suggested that radio frequency emissions from wireless handsets may:

•	be linked to various health problems resulting from continued or excessive use, including cancer;

•	interfere with various electronic medical devices, including hearing aids and pacemakers; and

•	cause explosions if used while fueling an automobile.

Widespread concerns over radio frequency emissions may expose us to potential litigation, discourage the use of wireless handsets or result in additional regulation imposing restrictions or increasing requirements on the location and operation of cell sites or the use or design of wireless handsets. Any resulting decrease in demand for these services or increase in the cost of complying with additional regulations could impair our ability to profitably operate our business.

Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. Concerns over safety risks and the effect of future legislation, if adopted in the areas we serve, could limit our ability to market and sell our wireless services. In addition, it may discourage use of our wireless devices and decrease our revenues from subscribers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards, adverse publicity and further governmental regulation. Any or all of these results could have a material adverse effect on our results of operations and financial condition.

Significant competition in the wireless telecommunications industry may result in our competitors offering new services or lower prices, which could prevent us from operating profitably and may cause prices for our services to continue to decline in the future.

Competition in the wireless telecommunications industry is intense. Competition has caused, and we anticipate that competition will continue to cause, the market prices for two-way wireless products and services to decline. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry. While we try to maintain and increase our ARPU, we cannot assure you that we will be able to do so. If prices for our services continue to decline, it could adversely affect our ability to increase revenue, which would have a material adverse effect on our financial condition, our results of operations and our ability to repay the notes. In addition, the viability of our business depends upon, among other things, our ability to compete with other wireless providers on reliability, quality of service, availability of voice and data features and customer care. In addition, the pricing of our services may be affected by competition, including the entry of new service providers into our markets. Furthermore, there has been a recent trend in the wireless telecommunications industry toward consolidation of wireless service providers, which we expect to lead to larger competitors over time.

Our dependence on Sprint PCS to market or develop competitive products and services and the requirement that we obtain Sprint PCS's consent to sell non-Sprint approved equipment may limit our ability to keep pace with our competitors on the introduction of new products, services and equipment. Some of our competitors are larger than us, possess greater resources and more extensive coverage areas, and may market other services, such as landline telephone service, cable television and Internet access, along with their wireless communications services. In addition, we may be at a competitive disadvantage because we may be more highly leveraged than some of our competitors.

We also face competition from paging, dispatch and conventional mobile radio operations, enhanced specialized mobile radio, or ESMR, wireless voice-over-IP and mobile satellite services. In addition, future FCC regulation or Congressional legislation may create additional spectrum allocations that would have the effect of adding new entrants (and thus additional competitors) into the mobile telecommunications market.

If the demand for wireless data services does not grow, or if we or Sprint PCS fail to capitalize on such demand, it could have an adverse effect on our growth potential.

Sprint PCS and its network partners, including us, have committed significant resources to wireless data services and our business plan assumes increasing use of such services by our subscribers. That demand may not materialize. Even if such demand does develop, our ability to deploy and deliver wireless data services depends, in many instances, on new and unproven technology. We may not be able to obtain new technology to effectively and economically deliver these services.

The success of wireless data services is substantially dependent on the ability of Sprint PCS and others to develop applications for wireless data devices and to develop and manufacture devices that support wireless applications. These applications or devices may not be developed or developed in sufficient quantities to support the deployment of wireless data services. These services may not be widely introduced and fully implemented at all or in a timely fashion. These services may not be successful when they are in place, and customers may not purchase the services offered.

Consumer needs for wireless data and voice services may be met by technologies such as Wi-Fi, which does not rely on FCC regulated spectrum. The lack of standardization across wireless data handsets may contribute to customer confusion, which could slow acceptance of wireless data services, or increase customer care costs. Either could adversely affect our ability to provide these services profitably. If these services are not successful or costs associated with implementation and completion of the rollout of these services materially exceed our current estimates, our financial condition and prospects could be materially adversely affected.

Market saturation could limit or decrease our rate of new subscriber additions and increase costs to keep our current subscribers.

To the extent intense competition in the wireless telecommunications industry continues to cause prices for wireless products and services to decline, our rate of net subscriber additions will take on greater significance in improving our financial condition and results of operations. However, as our and our competitors' penetration rates in our markets increase over time, our rate of adding net subscribers could decrease further. In addition, we may incur additional costs through equipment upgrades and other retention costs to keep our current subscribers from switching to our competitors. These events could materially adversely affect our liquidity, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and other oral statements made from time to time by our representatives, contain forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "may," "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are based on assumptions that we have made in light of our industry experience as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include but are not limited to:

•	limited operating history in the wireless market and anticipation of future losses;

•	our ability to finance future growth opportunities;

•	our dependence on the personal communications services division of Sprint Corporation, or Sprint PCS;

•	the effects of the announced merger agreement between Sprint Corporation and Nextel Communications, Inc.;

•	the effects of industry consolidation, including the merger of Cingular and AT&T Wireless;

•	our ability to expand our Sprint network or to upgrade the Sprint network to accommodate new technologies;

•	potential fluctuations in operating results;

•	changes or advances in technology;

•	changes in law or government regulation;

•	competition in the industry and markets in which we operate;

•	future acquisitions;

•	our ability to attract and retain skilled personnel;

•	our potential inability to expand the services and related products we provide in the event of substantial increases in demand in excess of supply for network and handset equipment and related services and products;

•	the availability at acceptable terms of sufficient funds to pay for our business plans;

•	changes in labor, equipment and capital costs;

•	any inability to comply with the indentures that govern the notes;

•	changes in management;

•	general economic and business conditions; and

•	changes related to our reorganization.

All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption "Risk Factors." You should keep in mind that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the exchange notes, we will receive our outstanding initial notes in like aggregate principal amount. All initial notes received in the exchange offer will be cancelled. Because we are exchanging the exchange notes for the initial notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement.

The gross proceeds from the issuance and sale of the initial notes were approximately $232.7 million before deducting discounts to the initial purchasers and certain offering expenses. The proceeds of the offering, together with existing cash reserves, were used as follows:

Sources		Uses
(In millions)
Senior Secured Floating Rate Notes	$150.0	Repay former senior credit facility	$215.0
Senior Discount Notes	82.7	Restructuring expenses	7.5
Existing cash(1)	31.5	Financing expenses	10.9
		Payment of disputed Sprint charges	5.8
		Remaining cash on hand	25.0
Total sources	$264.2	Total uses	$264.2

(1)	At January 31, 2005.

The proceeds were used in part to repay all amounts outstanding under our former senior credit facility. All loans under the former senior credit facility, effective with the date of the default, bore interest at a rate of 4.25 – 4.75 percent above the agent bank's prime rate.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2005. This table should be read in conjunction with "Use of Proceeds," "Selected Historical Financial Data" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Successor Company
As of March 31, 2005
(In millions)
Cash and cash equivalents	$29.3
Debt
Senior Secured Floating Rate Notes	$150.0
Senior Discount Notes	84.8
Total debt	234.8
Total stockholders' equity	76.5
Total capitalization	$311.3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statements of operations for the three month period ended March 31, 2005 and the twelve month period ended December 31, 2004 give effect to the reorganization and related transactions, including the amendment of our Sprint affiliation agreement discussed elsewhere in the prospectus, as if such transactions had occurred on January 1, 2004. The pro forma adjustments are based upon available information and certain assumptions that are believed by management to be reasonable. A pro forma balance sheet has not been presented as the March 31, 2005 unaudited balance sheet presented elsewhere in this prospectus reflects the reorganization and related transactions.

Pursuant to the American Institute of Certified Public Accountants ("AICPA") Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), the accounting for the effects of the reorganization occured once the Plan of Reorganization was confirmed by the Bankruptcy Court and there were no remaining contingencies material to completing the implementation of this plan. There were no material conditions precedent to the effectiveness of the Plan of Reorganization existing as of the February 9, 2005 confirmation date. The fresh-start accounting principles pursuant to SOP 90-7 provide, among other things, for us to determine the value to be assigned to the assets of the reorganized IWO Holdings as of the confirmation date. For financial reporting purposes, we applied fresh-start accounting as of February 1, 2005 because the results of operations for the nine days through February 9, 2005 did not have a material impact on the reorganized company's financial position, results of operations and cash flows.

Under fresh-start accounting, the reorganization value assigned to assets and liabilities is based on their respective fair values in conformity with the purchase method of accounting for business combinations. A valuation specialist was engaged to perform the valuations required to determine the fair value of our assets. Any excess of the reorganization equity value over the reorganization value of net assets and liabilities has been recorded as goodwill. The estimated reorganization equity value of the Company of $85.0 million, which served as the basis for the Plan approved by the Bankruptcy Court, was used to determine the value allocated to the assets and liabilities of the reorganized Company in proportion to their fair values and is in conformity with SFAS No. 141 "Business Combinations." The reorganization equity value was determined utilizing independent appraisers. We have not recorded any deferred taxes because a valuation allowance has been provided against deferred tax assets as it is more likely than not that they will be realized.

We derived this information from our unaudited condensed consolidated statements of operations for the two months ended March 31, 2005, for the month ended January 31, 2005 and our audited consolidated statement of operations for the year ended December 31, 2004. The following information should be read in conjunction with the consolidated financial statements, Risk Factors and Management's Discussions and Analysis of Financial Condition and Results of Operations that are included elsewhere in this prospectus.

We have presented these unaudited pro forma condensed consolidated financial statements and related notes hereto to demonstrate the financial impact of the reorganization and related transactions for illustrative purposes only. You should not rely on the unaudited pro forma condensed consolidated financial information as being indicative of the historical results that would have been achieved had the transactions occurred on January 1, 2004.

IWO Holdings, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2005

	Predecessor				Successor	Total for the Three Months Ended March 31, 2005
	For the Month Ended January 31, 2005	Reorganization		Pro Forma	Two Months Ended March 31, 2005
	(In thousands)
Statement of Operations Data:
Revenues:
Subscriber	$12,302	$(112)	(a)	$12,190	$23,312	$35,502
Roaming	2,503	—		2,503	7,795	10,298
Merchandise sales	665	—		665	1,282	1,947
Other revenue	29	—		29	42	71
Total revenues	15,499	(112	)(a)	15,387	32,431	47,818
Operating expenses
Cost of service	7,772	—		7,772	18,269	26,041
Merchandise cost of sales	1,259	(111	)(a)	1,148	2,039	3,187
General and administrative	675	50	(b)	725	2,258	2,983
Gain on reorganization	(113,966)	113,966	(c)	—	—	—
Sales and marketing	2,645	—		2,645	5,384	8,029
Depreciation and amortization	2,273	2,100	(d)	4,373	8,642	13,015
Total operating expenses	(99,342)	116,005		16,663	36,592	53,255
Operating loss	114,841	(116,117)		(1,276)	(4,161)	(5,437)
Other income (expense):
Interest expense	(1,772)	151	(e)	(1,621)	(4,811)	(6,432)
Interest income	18	—		18	517	535
Gain on extinguishment of debt	76,942	(76,942	)(c)	—	—	—
Total other expense	75,188	(76,791)		(1,603)	(4,294)	(5,897)
Net income (loss)	$190,029	$(192,908)		$(2,879)	$(8,455)	$(11,334)

(a)	Reflects the reversal of subscriber activation fee revenues and subscriber activation costs recognized during the period January 1, 2005 through January 31, 2005 as a result of the elimination of deferred subscriber activation fee costs (asset) and deferred subscriber activation revenue (liability) upon the adoption of fresh-start accounting.

(b)	Reflects additional facility costs.

(c)	Reflects the elimination of the gain on reorganization and gain on extinguishment of debt recorded upon the adoption of fresh-start accounting.

(d)	Reflects the reduction of depreciation expense ($55) offset by the increase in amortization associated with the fair value of our subscriber base and Sprint affiliation agreement ($2,155).

(e)	Reflects the reduction in interest expense ($124) and deferred finance cost amortization ($27) for the month associated with the cancellation of debt and issuance of new notes.

IWO Holdings, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2004

	Actual	Sprint Transaction		Subtotal	Reorganization		Subtotal	Issuance of Notes		Pro Forma
	(In thousands)
Revenues:
Subscriber	$139,870	$—		$139,870	$(1,594)	(a)	$138,276	$—		$138,276
Roaming	38,062	9,666	(k)	47,728	—		47,728	—		47,728
Merchandise sales	8,873	—		8,873	—		8,873	—		8,873
Other revenue	448	105	(l)	553	—		553	—		553
Total revenues	187,253	9,771		197,024	(1,594)		195,430	—		195,430
Operating expenses:
Cost of service	98,541	4,615	(k)	103,156	—		103,156	—		103,156
Merchandise cost of sales	18,031	—		18,031	(1,396	)(a)	16,635	—		16,635
General and administrative	10,312	(948	)(l)	9,364	600	(e)	9,964	—		9,964
Reorganization expense	8,182	—		8,182	(8,182	)(f)	—	—		—
Sales and marketing	32,341	250	(l)	32,591	—		32,591	—		32,591
Depreciation and amortization	35,349	—		35,349	(8,312	)(b)	46,719	—		46,719
					20,666	(c)
					4,827	(c)
					(5,811	)(d)
Total operating expenses	202,756	3,917		206,673	2,392		209,065	—		209.065
Operating loss	(15,503)	5,854		(9,649)	(3,986)		(13,635)	—		(13,635)
Other expense:
Interest expense	(37,096)	—		(37,096)	37,096	(g)	—	(17,691	)(i)	(17,691)

Amortization—debt issuance costs	(2,626)	—		(2,626)	2,626	(h)	—	(1,396	)(j)	(1,396)
Interest income	495	—		495	—		495	—		495
Loss on sale of assets	(84)	—		(84)	—		(84)	—		(84)
Total other expense	(39,311)	—		(39,311)	39,722		411	(19,087)		(18,676)
Net loss	$(54,814)	$5,854		$(48,960)	$35,736		$(13,224)	$(19,087)		$(32,311)

(a)	Reflects the reversal of subscriber activation fee revenues and subscriber activation costs recognized during the period as a result of the elimination of deferred subscriber activation fee cost (asset) and deferred subscriber activation revenue (liability) upon the adoption of fresh-start accounting.

(b)	Reflects the elimination of amortization expense on existing intangible assets.

(c)	Reflects the amortization expense of the reorganization value allocated to the subscriber base and the Sprint affiliation agreement.

(d)	Reflects the reduction in depreciation for fair value adjustment to property and equipment.

(e)	Reflects additional facility costs.

(f)	Reflects elimination of reorganization costs.

(g)	Reflects the reversal of interest expense related to the prior long-term debt obligations.

(h)	Reflects the reversal amortization of debt issuance costs related to the prior long-term debt obligations.

(i)	Reflects interest expense on the notes offered. A 0.25% increase in these rates would result in an increase of approximately $582,000 per year, or $145,500 per quarter, in interest expense, and a corresponding increase in net loss.

(j)	Reflect the amortization expense of the financing costs on the notes offered.

(k)	Reflects our estimated adjustment based on an increase in the inbound and outbound Sprint PCS reciprocal travel rate from $0.041 to $0.058 effective January 1, 2004 as a result of our new agreement with Sprint PCS.

(l)	Reflects our estimate of pricing adjustments with respect to certain services provided by Sprint PCS to our historical financial information based upon our new agreement with Sprint PCS.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected consolidated statement of operations data, balance sheet data and other data of IWO. In accordance with SOP 90-7, we adopted fresh-start accounting as of February 1, 2005, and our emergence from Chapter 11 resulted in a new reporting entity. The periods prior to February 1, 2005 have been designated "Predecessor Company" and the periods as of and subsequent to February 1, 2005 have been designated as "Successor Company". Under fresh-start accounting, our reorganization equity value was allocated to the assets and liabilities based on their respective fair values in conformity with SFAS No. 141 "Business Combinations". As a result of the implementation of fresh-start accounting, our financial statements after February 1, 2005 are not comparable to our financial statements for prior periods. The statement of operations data for the year ended December 31, 2004, the year ended December 31, 2003, the period from April 1, 2002 through December 31, 2002, and the period from January 1, 2002 through March 31, 2002 and the balance sheet data as of December 31, 2004 and 2003 have been derived from our audited consolidated financial statements presented elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2001 and 2000 and balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our audited financial statements, which are not included in this prospectus. The statement of operations data for the two months ended March 31, 2005, the one month ended January 31, 2005, and the three months ended March 31, 2004, and the balance sheet data as of March 31, 2005 have been derived from our unaudited consolidated financial statements presented elsewhere in this prospectus.

We have made certain operating expense reclassifications to the statement of operations data for the year ended December 31, 2003, and the period from April 1, 2002 through December 31, 2002 to conform to presentations made in subsequent periods. These reclassifications had no impact on total operating expenses, operating loss, or net loss for any of the periods. These reclassifications were not made for the period prior to IWO acquisition by US Unwired. See note 1 to our accompanying consolidated financial statements.

The data set forth below should be read in conjunction with our audited and unaudited consolidated financial statements and accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Successor Company	Predecessor Company
	For the Two Months Ended March 31, 2005	For the Month Ended January 31, 2005	For the Three Months Ended March 31, 2004	Year Ended December 31, 2004	Year ended December 31, 2003(2)	For the Period April 1, 2002 through December 31, 2002(1)	For the Period January 1, 2002 through March 31, 2002(1)	Year ended December 31, 2001	Year ended December 31, 2000
	(In thousands except per share data)
Statement of Operations Data:
Revenues	$32,431	$15,499	$43,937	$187,253	$171,849	$124,896	$35,536	$111,324	$59,313
Cost of service	18,269	7,772	22,689	98,541	103,396	88,914	17,532	64,239	39,673
Merchandise cost of sales	2,039	1,259	4,142	18,031	13,361	8,519	4,577	15,284	3,492
General and administrative	2,258	675	2,954	10,302	7,934	7,747	11,705	35,711	24,088
Sales and marketing	5,384	2,645	7,548	32,341	32,946	31,209	8,519	31,619	19,753
Non-cash stock compensation	—	—	—	—	—	—	—	334	1,817
Merger-related expenses	—	—	—	—	—	—	7,677	—	—
Reorganization expenses (gain)(3)	—	(113,966)	—	8,192	4,111	—	—	—	—
Depreciation and amortization	8,642	2,273	13,997	35,349	54,767	44,543	5,714	19,102	12,538
Asset abandonment charge	—	—	—	—	12,079	—	—	—	—
Impairment of goodwill(4)	—	—	—	—	—	214,191	—	—	—
Impairment of intangible assets(4)	—	—	—	—	—	188,330	—	—	—
Operating income (loss)	(4,161)	114,841	(7,393)	(15,503)	(56,745)	(458,557)	(20,188)	(54,965)	(42,048)
Other income (expense):
Interest expense	(4,811)	(1,772)	(11,406)	(39,722)	(41,029)	(28,061)	(8,064)	(29,570)	(10,064)
Interest income	517	18	92	495	848	1,910	1,416	7,594	2,032
Gain on extinguishment of debt(5)	—	76,942	—	—	—	—	—	—	—
Loss on sale of assets	—	—	(25)	(84)	(31)	—	—	—	—
Total other income (expense)	(4,294)	75,188	(11,339)	(39,311)	(40,212)	(26,151)	(6,648)	(21,976)	(8,032)
Net Loss	$(8,455)	$190,029	$(18,732)	$(54,814)	$(96,957)	$(484,708)	$(26,836)	$(76,941)	$(50,080)
Basic and diluted loss per share of common stock	$(1.69)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

	Successor Company	Predecessor Company
	As of March 31, 2005	As of December 31,
		2004	2003	2002(1)	2001	2000
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$29,253	$33,840	$32,337	$35,008	$3,394	$36,313
Investments securities held to maturity at amortized costs	—	—	—	—	73,680	—
Restricted cash and US Treasury securities held to maturity	—	80	19,358	41,218	61,719	8,000
Property and equipment, net	118,571	150,796	165,511	189,649	176,226	102,564
Total assets	338,724	236,178	276,991	360,196	412,927	232,699
Long-term debt, including current maturities	234,761	355,275	351,697	350,207	297,407	80,000
Total liabilities	262,179	426,207	412,206	398,454	357,134	108,859
Redeemable common stock	—	—	—	—	—	346
Stockholders' equity (deficit)	76,545	(190,029)	(135,215)	(38,258)	55,793	123,494

	Successor Company	Predecessor Company
	For the Two Months Ended March 31, 2005	For the Month Ended January 31, 2005	For the Three Months Ended March 31, 2004	Year Ended December 31, 2004	Year ended December 31, 2003(2)	For the Period April 1, 2002 through December 31, 2002(1)(3)	For the Period January 1, 2002 through March 31, 2002(1)	Year ended December 31, 2001	Year ended December 31, 2000
	(In thousands)
Computation of Ratio of Earnings to Fixed Charges(6):
Consolidated pretax earnings (loss) from continuing operations	$(8,455)	$190,029	$(18,732)	$(54,814)	$(96,957)	$(484,708)	$(26,836)	$(76,941)	$(50,080)
Gain on reorganization	—	(113,966)	—	—	—	—	—	—	—
Gain on extinguishment of debt	—	(76,942)	—	—	—	—	—	—	—
Interest expense	4,811	1,772	11,406	39,722	41,029	28,061	8,064	29,570	10,064
Interest portion of rental expense	993	431	1,256	5,415	5,313	4,521	1,030	2,870	1,038
Earnings (loss)	$(2,651)	$1,324	$(6,070)	$(9,677)	$(50,615)	$(452,126)	$(17,742)	$(44,501)	$(38,978)
Interest expense	$4,811	$1,772	$11,406	$39,722	$41,029	$28,061	$8,064	$29,570	$10,064
Interest portion of rental expense	993	431	1,256	5,415	5,313	4,521	1,030	2,870	1,038
Fixed charges	$5,804	$2,203	$12,662	$45,137	$46,342	$32,582	$9,094	$32,440	$11,102
Ratio of earnings to fixed charges	—	—	—	—	—	—	—	—	—
Coverage deficiency	$(8,455)	$(879)	$(18,732)	$(54,814)	$(96,957)	$(484,708)	$(26,836)	$(76,941)	$(50,080)

(1)	On April 1, 2002 US Unwired acquired 100% of the outstanding common stock of the Company.

(2)	Other operating expenses include an asset abandonment charge of $12.1 million for the cell sites and the related property leases of these abandoned cell sites.

(3)	For the month ended January 31, 2005, gain on reorganization is a direct result of our Chapter 11 filing as well as the effects of fresh start accounting adopted on February 1, 2005.

(4)	In 2002, the Company recognized an impairment of goodwill and intangible assets as a result of its impairment testing in compliance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Disposal of Long-Lived Assets." For a detailed discussion on this topic, please see Note 3 to our accompanying consolidated financial statements.

(5)	Income of $76.9 million was recorded in conjunction with the cancellation of debt that was exchanged for equity in the reorganized company upon our emergence from bankruptcy.

(6)	For purposes of the table above, earnings to fixed charges is calculated based upon our consolidated financial statements. For the periods presented, earnings were inadequate to cover fixed charges. "Earnings" represent the aggregate of (a) our loss before giving effect to income taxes and (b) fixed charges. "Fixed charges" represent interest expense, the amortization of capitalized debt costs and original issue discount and that portion of rental expense on operating leases deemed to be the equivalent of interest.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with "Selected Historical Financial Data," "Risk Factors" and our consolidated financial statements included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Executive Overview

We are a PCS affiliate of Sprint PCS, the personal communications services division of Sprint Corporation. We have the exclusive right to provide digital wireless PCS under the Sprint PCS brand names in a territory that includes a total population, or POPs, of approximately 6.2 million as of March 31, 2005. Our territory covers upstate New York, including the markets of Albany, Syracuse and Ithaca, substantially all of New Hampshire and Vermont and portions of Massachusetts and Pennsylvania. Our territory is adjacent to the Sprint PCS markets in New York, Boston, Rochester and Hartford. As a PCS Affiliate of Sprint, we offer national and local calling plans designed by Sprint PCS. We market Sprint PCS products and services through a number of distribution outlets located in our territory, comprised of our own retail outlets, major national distributors, including Radio Shack and Best Buy, and our local third-party distributors. At March 31, 2005, our network covered approximately 4.8 million people in our territory, which we refer to as covered POPs, and we had approximately 242,700 subscribers.

We own and are responsible for building, operating and managing the portion of the Sprint PCS nationwide wireless network located in our territory. Sprint PCS, along with the PCS Affiliates of Sprint, operates the largest 100% digital, nationwide PCS wireless network in the United States. Our portion of the Sprint PCS network is designed to provide a seamless connection with the rest of the nationwide wireless network of Sprint PCS. Like Sprint PCS, we utilize Code Division Multiple Access, or CDMA, technology across our network.

We recognize revenues from our subscribers for the provision of wireless telecommunications services, proceeds from the sales of handsets and accessories through channels controlled by us and fees from Sprint and other wireless service providers and resellers when their customers roam onto our portion of the PCS network of Sprint. Sprint retains 8% of all service revenue collected from our subscribers (not including products sales and roaming charges billed to our subscribers) and all fees collected from other wireless service providers and resellers when their customers use our portion of the PCS network of Sprint. We report the amount retained by Sprint as an operating expense. In addition, Sprint bills our subscribers for taxes, handset insurance, equipment and Universal Service Fund charges and other surcharges which we do not record. Sprint collects these amounts from the subscribers and remits them to the appropriate entity.

As part of our affiliation agreements with Sprint, we have contracted with Sprint to provide back office services such as customer activation, handset logistics, billing, customer care and network monitoring services. We initially elected to delegate the performance of these services to Sprint to take advantage of their economies of scale, to accelerate our build-out and market launches and to lower our initial capital requirements. We continue to contract with Sprint for these services today and are obligated to continue using Sprint to provide these services through December 31, 2006. The cost for these services is primarily on a per-subscriber or per-transaction basis and is recorded as an operating expense.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, activation fee revenues and related expense, determination of fair value of separate units for the application of Emerging Issues Task Force Issue No. 00-21, revenue recognition of contract cancellation and late fees, inventory reserves, intangible assets and contingencies. We base our estimates on our historical experience, the historical experience of Sprint and the historical experience of other Sprint affiliates and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may vary from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

Reliance on Sprint PCS Processing

We rely on Sprint for much of our financial reporting information including: revenues; commissions paid to national retailers; fees paid for customer care and billing; roaming revenue and roaming expense on the Sprint and Sprint wireless affiliate network; and the maintenance of accounts receivable, including cash collections and the write off of customer balances that are not collectible and the accuracy of our accounts receivable balance. Where uncertainty exists regarding revenues, we do not record these revenues until substantive information has been provided to ensure that such revenues have been earned. Based upon the timing of the information received from Sprint PCS, we make certain assumptions that the information is accurate and that it is consistent with historical trends. We also rely upon the evaluation of internal controls as performed by auditors engaged by Sprint PCS that were performed in accordance with AICPA Statement on Auditing Standards No. 70.

Bad Debt Expense

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of subscribers to make payments. If the financial conditions of our subscribers deteriorate, resulting in the subscribers' inability to make payments, additional allowances will be required.

We estimate our allowance by examining the components of our revenue. We establish a general reserve of all accounts receivable that are estimated to be uncollectible. Our evaluation of the adequacy of these amounts includes our own historical experience and discussions with Sprint and other Sprint wireless affiliates.

Revenue Recognition

We earn revenue by providing access to and usage of our network and sales of merchandise. Subscriber revenue consists primarily of a basic service plan (where the customer purchases a pre-allotted number of minutes for voice and/or data transmission); airtime (which consists of billings for minutes that either exceed or are not covered by the basic service plan); long distance; and charges associated with travel outside our service area. Travel revenue is generated on a per-minute basis when a Sprint PCS subscriber outside of our markets uses our service when traveling through our markets. Foreign roaming revenue is generated when a non-Sprint wireless customer uses our service when traveling through our markets. We also recognize revenues through agreements that allow resellers to sell wireless services in our markets. We recognize revenues when amounts are considered to be earned under the respective service plans and collection of such amounts is considered probable.

Sprint retains 8% of collected service revenues from subscribers based in our service area, foreign roaming revenues and for revenue generated under our reseller agreements. The amount of affiliation fees retained by Sprint PCS is recorded as a cost of service expense. Revenues derived from the sale of handsets and accessories by us and from certain roaming services (outbound roaming and roaming revenues from Sprint and its wireless network partner subscribers) are not subject to the 8% affiliation fee from Sprint.

Revenues from the sales of merchandise, primarily wireless handsets and accessories, represent a separate earnings process and are recognized at the time of the customer purchase. These revenues and related costs are included in merchandise sales and cost of sales, respectively. We reduce recorded revenue for rebates and discounts given to subscribers on wireless handsets sales in accordance with EITF Issue No. 01-9 "Accounting for Consideration Given by a Vendor to a Subscriber (Including a Reseller of the Vendor's Products)."

We recognize revenues from activation fees in accordance with EITF Issue No. 00-21. In May 2003, the EITF modified its previous consensus to EITF 00-21 to clarify the scope of Issue 00-21 and its interaction with other authoritative literature. As permitted under the modified consensus, we adopted this modified consensus effective July 1, 2003 for all revenue arrangements entered into subsequent to June 30, 2003. EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the related revenues should be measured and allocated to the separate units of accounting. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. We believe that the sale of handsets and future service under contract should be accounted for as separate units under EITF 00-21. As a result, the total consideration under these arrangements, including any related activation fees, is allocated between these separate units based on their relative fair values.

We recognize only a portion of contract cancellation fees billed to subscribers that disconnect service prior to fulfilling the contractual length of service, as there is significant uncertainty that all contract cancellation fees that are billed will be collected. We have very limited information at a detail level sufficient to perform our own evaluation and rely on Sprint historical trending to make our estimates. If the collections on contract cancellation fees are less than that recognized, additional allowances may be required.

We recognize only a portion of late fees billed to subscribers that fail to pay their bills within the required payment period, as there is no assurance that all late fees that are billed will be collected. We have very limited information at a detail level sufficient to perform our own evaluation and rely on Sprint historical trends to make our estimates. If the collections on late fees are less than that recognized, additional allowances may be required.

Inventory and Inventory Reserves

Inventories consist of wireless handsets and related accessories and are carried at cost. Cost is determined by the moving weighted average method, which approximates the first-in, first-out method.

Accrued Commissions

We accrue commissions and other costs related to national retailers based upon their sales to new subscribers. The national retailers receive both a commission and, because the handset is typically sold below cost, a reimbursement for the difference between the sales price and the cost. We base our accruals on information provided by Sprint on subscriber additions and recognize that there are typically timing differences between the point of subscriber activation and the time that we are invoiced for commissions by Sprint. We periodically and annually evaluate the adequacy of our accruals through analysis of historical information and discussions with Sprint. Depending on the level of sales and other factors, our estimates of the amounts accrued for commissions and other costs owed to such retailers may require modification of our previous estimates.

Goodwill and Intangible Assets Impairment Analysis

The excess of the purchase price over the fair value of net assets acquired in purchase business combinations is recorded as goodwill. Goodwill is evaluated for impairment on an annual basis or as impairment indicators are identified, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." On an ongoing basis, we assess the recoverability of goodwill by determining the ability of the specific assets acquired to generate future cash flows sufficient to recover the unamortized goodwill over the remaining useful life. We estimate future cash flows based on the current performance of the acquired assets and our business plan for those assets. Changes in business conditions, major customers or other factors could result in changes in those estimates. Goodwill determined to be unrecoverable based on future cash flows is written-off in the period in which such determination is made.

Recent Developments

We are a restructured company. As of December 31, 2004, we were in default of our former senior credit facility. Since March 2004, we had failed to make $13.8 million in principal payments due on our former senior credit facility and were not in compliance with the restrictive covenants under the senior credit facility. In September 2004, one of the holders of our former senior credit facility elected to fund $1.8 million, which represented that holder's remaining obligation of a draw request made in 2002. The holders of our former senior credit facility denied us access to the remaining $23.4 million in availability.

Additionally, we failed to make scheduled semi-annual interest payments on our former senior notes due July 15, 2004 and January 15, 2005, and the holders of our former senior notes could have placed us in default of our former senior notes.

As a result, at December 31, 2004, we classified all outstanding indebtedness of both our former senior credit facility and former senior notes as a current liability.

As a result of liquidity challenges, our prior management reduced capital expenditures for network expansion and abandoned the construction of cell sites that did not provide a sufficient level of enhanced coverage. We recorded an asset abandonment charge of $12.1 million during 2003 for these abandoned cell sites and their related property leases. Included in this asset abandonment charge were cell sites that we were required to construct to meet the build-out requirements under our Sprint PCS management agreement. Failure to complete the build-out of our service area would have placed us in violation of our Sprint PCS management agreement. As a result, Sprint PCS could have declared us in default and taken action up to and including termination of our Sprint PCS management agreement. At December 31, 2004, our construction in progress included $6.6 million primarily related to cell sites that we planned to complete, and we estimate that completion of these cell sites will require approximately $6.0 million in additional costs to complete construction and place these sites in operation.

In April 2004, we entered into a management agreement with US Unwired. The stated purpose of this engagement was to document certain management services provided to us by US Unwired during the pendency of our restructuring.

In November 2004, IWO Escrow Company was formed to facilitate a reorganization of our ownership and capital structure. IWO Escrow was a special purpose entity that was neither a subsidiary nor an affiliate of either US Unwired or IWO.

On November 29, 2004, we entered into a lock-up agreement with holders of approximately 68% of our senior notes under which such holders agreed to vote in favor of and support our proposed financial restructuring plan including among other things, the filing by the debtors of a chapter 11 case, subject to the terms and conditions contained in the lock-up agreement. Following a pre-petition solicitation of votes from the holders of our senior notes, we received the votes of the holders of approximately 84.62% of our senior notes, constituting approximately 99.2% of our senior notes held by those holders voting, in support of our Plan of Reorganization.

On November 29, 2004, IWO Escrow signed a letter of intent with Sprint PCS, contingent on the completion of the reorganization, under which the parties agreed to amend our affiliation agreement with Sprint PCS. The amendments were retroactively effective to November 1, 2004 and subject to the right of Sprint PCS to terminate the amendments in the event a reorganization did not occur. The amendments include a provision for the settlement of all outstanding disputed charges between us and Sprint PCS that had been disputed by us prior to November 1, 2004; the restructuring of costs that Sprint PCS charges us for certain services, which would also be adjusted effective November 1, 2004; an increase in the fixed reciprocal roaming rate, which rate will be retroactive back to November 1,

2004; a reduction in our coverage area by approximately 100,000 people in certain portions of New Hampshire and Vermont; and a modification to the service area build-out requirements.

On December 1, 2004, we commenced a solicitation of consents from our creditors to a pre-packaged plan of bankruptcy.

On December 14, 2004, IWO Escrow offered $150.0 million in initial floating rate notes and $140.0 million principal amount at maturity of initial discount notes.

On January 3, 2005, we amended our management agreement with US Unwired to provide for the immediate cooperation of US Unwired in the transitioning of management services to the new management team, as contemplated in our proposed restructuring plan.

On January 4, 2005, we filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware seeking relief under the provision of chapter 11 of title 11 of the United States Code. Upon filing the petitions, we continued to operate our businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provision of the Bankruptcy Code and the orders of the Bankruptcy Court.

On January 6, 2005, the proceeds from the initial floating rate notes and initial discount notes, approximately $232.7 million, were placed in escrow pending the completion of the reorganization and the merger of IWO Escrow and IWO.

On February 9, 2005, the Bankruptcy Court entered an order confirming our pre-packaged chapter 11 joint Plan of Reorganization. Under the Plan of Reorganization, on February 10, 2005, IWO Escrow was merged with and into us. As a result of the merger, we assumed all obligations of IWO Escrow under the new notes. We repaid in full and terminated our former $215.0 million senior credit facility. The $160.0 million former senior notes were cancelled and exchanged for all of the new common stock of IWO. All noteholders received their pro rata portion of the newly issued 5,000,005 shares of common stock, The common stock of IWO, all of which was owned by US Unwired, was cancelled, with no distributions or payments thereon. Effective with the cancellation of the common stock of IWO on February 10, 2005, US Unwired ceased to have an equity interest in IWO.

In connection with the completion of the Plan of Reorganization, we terminated our management agreement with US Unwired. The termination of the US Unwired management agreement is subject to a four-month transition period during which US Unwired will continue to provide transitional management and restructuring services as defined in the US Unwired management agreement.

Due to the uncertainty as of December 31, 2004 of our reorganization being completed, the accompanying audited consolidated financial statements do not reflect our reorganization.

Implementation of Fresh-Start Accounting

Under the American Institute of Certified Public Accountants, or the AICPA, Statement of Position 90-7, "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code," the accounting for the effects of our reorganization occurred once the Plan of Reorganization was confirmed by the Bankruptcy Court and there were no remaining contingencies material to completing the implementation of the Plan of Reorganization. There were no material conditions precedent to the effectiveness of the Plan of Reorganization existing as of February 9, 2005 confirmation date. For financial reporting purposes, we applied fresh-start accounting as of February 1, 2005 because the results of operations for the eight days through February 9, 2005 did not have a material impact on the reorganized company's financial position, results of operations and cash flows. The fresh-start accounting principles of SOP 90-7 provide, among other things, for us to determine the value to be assigned to the assets of reorganized IWO as of the confirmation date, assuming no significant contingencies precedent to emergence.

Under fresh-start accounting, our reorganization value was allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets was treated as an indefinite-lived intangible asset and recorded on our balance sheet as goodwill.

Our audited financial statements do not give effect to the adjustments that resulted from the adoption of fresh-start accounting. Accordingly, our financial condition and results of operations from and after February 1, 2005 will not be comparable to the financial condition or results of operations reflected in our audited consolidated financial statements included elsewhere in this report.

Basis of Presentation

In accordance with SOP 90-7, we adopted fresh-start accounting as of February 1, 2005, and our emergence from Chapter 11 resulted in a new reporting entity. The periods prior to February 1, 2005 have been designated "Predecessor Company" and the periods as of and subsequent to February 1, 2005 have been designated as "Successor Company". Under fresh-start accounting, our reorganization equity value was allocated to the assets and liabilities based on their respective fair values in conformity with SFAS No. 141 "Business Combinations". As a result of the implementation of fresh-start accounting, our financial statements after February 1, 2005 are not comparable to our financial statements for prior periods. For purposes of comparability to the three-month period ending March 31, 2004, we have disclosed below the arithmetic combination of the results of operations for the two-month period ended March 31, 2005 of the Successor Company and for the month ended January 31, 2005 of the Predecessor Company.

For discussion purposes, we have combined the three-month period of January 1, 2002 to March 31, 2002 (pre-acquisition period) and the nine-month period of April 1, 2002 to December 31, 2002 (post-acquisition period) for comparison to the year ended December 31, 2003. We have made certain operating expense reclassifications to the statements of operations for the years ended December 31, 2003 and the period from April 1, 2002 through December 31, 2002 to conform to the presentation of the financial statements for year ended December 31, 2004. This information was not available for our pre-acquisition periods and, as such, we were unable to perform the reclassifications for those periods. The reclassifications primarily relate to the manner in which we present certain Sprint-related transactions in the expense categories cost of service, general and administrative, and sales and marketing. The reclassifications did not impact total operating expense, operating loss or net loss. As a result of these reclassifications, all periods presented may not be comparable. Where the information is not comparable, we explained the effect of the reclassifications in our discussion of the results of operations. We quantified the impact of these reclassifications in Note 1 to our audited consolidated financial statements.

Liquidity and Capital Resources

We are a holding company whose only significant assets are the outstanding capital stock of our subsidiaries. Our only source of cash to pay our obligations are distributions from our subsidiaries.

Cash Flows

As of December 31, 2004, we had $33.8 million in cash and indebtedness that consisted of $215.0 million related to our former senior credit facility and $140.3 million related to our former senior notes for a total of $355.3 million.

In connection with our emergence from bankruptcy we cancelled our former $160.0 million senior notes and exchanged them for new common stock. In addition, we repaid in full and terminated our former $215.0 million senior credit facility. All shares of pre-reorganization common stock were cancelled in the reorganization.

As of March 31, 2005, we had $29.3 million in cash and indebtedness that consisted of $150 million related to our senior secured floating rate notes and $84.8 million in senior discount notes.

		Predecessor Company
	Successor Company			Year Ended December 31,
	For the Two Months Ended March 31, 2005	For the Month Ended January 31, 2005	For the Three Months Ended March 31, 2004	2004	2003	2002
	(In thousands)
Net cash used in operating activities	$(2,512)	$(1,655)	$(5,833)	$(7,868)	$(11,250)	$(47,568)
Net cash provided by (used in) investing activities	(3,116)	(2,118)	9,739	7,555	8,579	10,978
Net cash provided by financing activities	—	4,814	—	1,816	—	68,204
Net increase (decrease) in cash and cash equivalents	$(5,628)	$1,041	$3,906	$1,503	$(2,671)	$31,614

Two months ended March 31, 2005, one month ended January 31, 2005 and three months ended March 31, 2004

During the two months ended March 31, 2005, net cash used in operating activities was $2.5 million. This consisted primarily of a net loss of $8.5 million and a decrease in working capital of $5.3 million that is offset by $11.3 million in non-cash expenses (including $9.3 million for amortization and depreciation and $2.0 million for the accretion of debt). During the two months ended March 31, 2005, net cash used in investing activities was $3.1 million. Management believes that our current cash on hand and cash from operations will be sufficient to fund needs for operating cash and our capital expenditures for at least the next twelve months.

Years ended December 31, 2004, December 31, 2003 and December 31, 2002

Net cash used in operating activities was $7.9 million in 2004. This primarily consisted of our net loss of $54.8 million that was partially offset by non-cash charges of $38.0 million in depreciation and amortization, a $7.1 million increase in working capital and $1.8 million in debt discount accretion. Cash used in operations was $11.3 million for 2003 and $47.6 million for 2002.

Net cash provided by investing activities was $7.6 million for 2004. This primarily consisted of $19.3 million in proceeds from restricted cash and $0.2 million in proceeds from the sale of assets that was partially offset by $11.9 million in equipment purchases. Cash provided by investing activities was $8.6 million in 2003 and $11.0 million in 2002.

Net cash provided by financing activities was $1.8 million in 2004 and consisted primarily of funding to our former senior credit facility. Net cash provided by financing activities was $0 in 2003 and $68.2 million in 2002.

Financing Transactions

On February 10, 2005, in connection with the completion of our Plan of Reorganization, IWO Escrow was merged with and into us, with us as the surviving corporation. As a result of the merger, we assumed all obligations of IWO Escrow, including those under the new notes described below.

On January 6, 2005, IWO Escrow issued $150.0 million aggregate principal amount of initial floating rate notes for proceeds of $145.4 million, net of underwriting and escrow fees. Interest payments for the initial floating rate notes are due on each April 15, July 15, October 15 and January 15, commencing on April 15, 2005. As a result of our assuming the obligations under the initial floating rate notes, we are required to comply with certain covenants that restrict our ability to incur additional indebtedness, pay dividends, make repayments on indebtedness that is subordinated to the initial floating rate notes and to make certain other restricted payments, incur certain liens, use proceeds from sales of assets, enter into business combination transactions (including mergers, consolidations and asset sales), enter into transactions with affiliates and permit restrictions on the payment of dividends by restricted subsidiaries. The indenture governing the initial floating rate notes does not contain financial maintenance covenants. The initial floating rate notes rank equally in right of payment with any of our senior indebtedness and senior in right of payment to any of our subordinated indebtedness. All obligations under the initial floating rate notes are guaranteed on a senior, secured basis by us and each of our existing subsidiaries, and will be guaranteed by future subsidiaries except certain foreign and certain domestic subsidiaries. The initial floating rate notes and the guarantees are collateralized by a first priority security interest in substantially all of our assets.

On January 6, 2005, IWO Escrow issued $140.0 million aggregate principal amount at maturity of initial discount notes for proceeds of $80.1 million, net of underwriting and escrow fees. Interest on the initial discount notes will accrue semi-annually until July 15, 2010, in the form of an increase in the accreted value of the initial discount notes. Thereafter, cash interest on the initial discount notes will accrue and be payable semi-annually in arrears on each January 15 and July 15. As a result of our assuming the obligations under the initial discount notes, we are required to comply with certain covenants that restrict our ability to incur additional indebtedness, pay dividends, make repayments on indebtedness that is subordinated to the initial discount notes and to make certain other restricted payments, incur certain liens, use proceeds from sales of assets, enter into business combination transactions (including mergers, consolidations and asset sales), enter into transactions with affiliates and permit restrictions on the payment of dividends by restricted subsidiaries. The indenture governing the initial discount notes does not contain financial maintenance covenants. All obligations under the initial discount notes are guaranteed on a senior basis by us and each of our existing subsidiaries, and will be guaranteed by future subsidiaries except certain foreign and certain domestic subsidiaries. There are no credit ratings related triggers in the indentures governing the notes that would impact the cost of borrowing, annual amortization of principal or related indebtedness maturity. The indentures contain customary events of default, which, if triggered, could cause acceleration of the notes.

Former Senior Credit Facility

On December 20, 1999, a senior secured credit facility was entered into by and among our principal operating subsidiary, Independent Wireless One Corporation, as borrower, us, as guarantor, JPMorgan Chase Bank, N.A., as administrative agent, and each of the other entities from time to time party thereto, as lenders. The senior credit facility was collateralized by substantially all of Independent Wireless One Corporation's tangible and intangible assets, including all of its issued and outstanding shares. In connection with the completion of our Plan of Reorganization and under a payoff letter dated February 10, 2005, all of the liabilities, obligations and indebtedness owing under the senior credit facility, which consisted of $215.0 million in respect of principal outstanding under the senior credit facility plus accrued interest thereon and fees and expenses, were paid in full. Upon payment in full of the amounts specified in the payoff letter, the senior credit facility was terminated, and the assets of IWO and Independent Wireless One Corporation securing the senior credit facility were released.

Contractual Obligations

Our future contractual obligations related to long-term debt and non-cancelable operating leases at December 31, 2004 were as follows, assuming acceleration of our obligations in 2004:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Senior subordinated discount notes (1)	$160,000	$160,000	$—	$—	$—
Senior credit facility (2)	215,000	215,000	—	—	—
Total long-term debt obligations (1)(2)	375,000	375,000	—	—	—
Operating leases	104,191	16,526	48,840	28,251	10,574
TOTAL	$479,191	$391,526	$48,840	$28,251	$10,574

(1)	In connection with our emergence from bankruptcy on February 10, 2005, we cancelled our former $160.0 million senior notes and exchanged them for all of the new common stock. All noteholders received their pro rata portion of the newly issued 5,000,005 shares of common stock.

(2)	In connection with our emergence from bankruptcy on February 10, 2005, we repaid in full and terminated our former $215.0 million senior credit facility.

Contractual Obligations Following the Reorganization

Our contractual obligations related to long-term debt and non-cancelable operating leases as of December 31, 2004 are as follows after giving pro forma effect to our reorganization:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Senior secured floating rate notes	$150,000	$—	$—	$—	$150,000
Senior discount notes	140,000	—	—	—	140,000
Operating leases	104,191	16,526	48,840	28,251	10,574
Total contractual obligations	$394,191	$16,526	$48,840	$28,251	$300,574

Liquidity Following Our Reorganization

Following our reorganization, we are dependent on available cash on hand and operating cash flow to operate our business and fund our capital needs.

Our liquidity needs include our obligations under our new notes and other long-term obligations. In addition, we expect to have significant capital expenditure requirements in future years. Our amended affiliation agreements with Sprint PCS requires us to construct and operate 103 additional cell sites—37 of which were completed in 2004—in our territory by 2008. We also expect to construct other sites to expand our capacity. Additionally, during the next four years we are required to make capital expenditures to upgrade base stations on a majority of towers in our markets as a result of the expected obsolescence of the Lucent Technologies mini-cell and micro-cell technology we employ on the towers. Based on current pricing and other assumptions, we estimate that we will be required to spend an aggregate of approximately $23.0 million from 2005 to 2008 to upgrade our base stations. We expect that during 2005 our total capital expenditures will be approximately $21.0 million, including an estimated $7.0 million for the construction of 29 additional expansion sites. Management believes that our cash on hand and cash from operations will be sufficient to fund needs for operating cash and our capital expenditure program for the next 12 months.

Performance Measurements and Metrics

The wireless telecommunications industry uses terms such as subscriber additions, average revenue per user, churn and cost per gross addition as performance measurements or metrics. None of these terms are measures of financial performance under GAAP. When we use these terms, they may not be comparable to similar terms used by other wireless telecommunications companies.

	For the Three Months Ended		Year ended December 31,
	March 31, 2005	March 31, 2004	2004	2003	2002
Subscribers
Gross Additions	27,455	27,274	108,540	96,783	128,553
Net Additions	5,246	5,063	22,400	13,915	45,868
Total Subscribers	242,657	220,074	237,411	215,011	201,096
Churn (Monthly)	2.8%	3.1%	2.9%	3.0%	3.6%
Wholesale Subscribers (in our service area)	101,416	58,101	91,135	45,251	—
Average Revenue Per User, Monthly
Including Roaming	$63.88	$63.69	$65.55	$65.61	$71.38
Without Roaming	$49.55	$50.52	$51.53	$51.40	$53.06
Cost Per Gross Addition	$342	$345	$382	$406	$356
Licensed POPs (Millions)	6.2	6.3	6.3	6.3	6.3
Covered POPs (Millions)	4.8	4.8	4.8	4.7	4.6
Cell Sites (Owned, Leased and Licensed)	724	693	721	681	629

Subscribers

Gross additions refer to the total number of new subscribers added during the period. Net additions refer to the total number of new subscriber additions during the period reduced by any subscribers that have cancelled or terminated their service with us during this same period.

The number of gross additions increased for 2004 as compared to 2003 primarily as a result of our continuing marketing efforts to attract new subscribers and retain existing subscribers. The number of net additions increased for 2004 as compared to 2003 primarily as a result of a higher number of gross additions and lower churn.

The number of gross additions decreased for 2003 as compared to 2002 primarily as a result of our marketing efforts to target customers of good credit quality and the re-institution and increase of deposits for certain credit challenged subscribers. The number of net additions decreased for 2003 as compared to 2002 primarily as a result of fewer gross additions.

Churn

Churn is the monthly rate of customer turnover expressed as a percentage of our overall average customers for the reporting period. Customer turnover includes both customers that elected voluntarily to discontinue using our service and customers that were involuntarily terminated from using our service because of non-payment. Churn is calculated by dividing the sum of (i) the number of customers that discontinue service; (ii) less those customers discontinuing their service within 30 days of their original activation date; and, (iii) adding back those customers that reactivate their service, by our overall average customers for the reporting period; and dividing the result by the number of months in the period. Churn decreased for 2004 as compared to 2003 and for 2003 as compared to 2002 primarily as a result of a continuing improvement in the credit quality of our subscriber base.

Wholesale Subscribers

We participate in a reseller program in our service area through Sprint PCS as part of the partnership between Sprint PCS and Virgin Mobile USA, LLC. The agreement allows Virgin Mobile to sell prepaid wireless services and pay us for use of our network on a per-minute basis. The number of reseller subscribers increased each year primarily as a result of marketing and sales efforts.

Subscriber and Roaming Revenue

Subscriber revenue consists primarily of a basic service plan (where the customer purchases a pre-allotted number of minutes for voice and/or data transmission); airtime (which consists of billings for minutes that either exceed or are not covered by the basic service plan); long distance; and charges associated with travel outside our service area.

Roaming revenue consists primarily of Sprint PCS travel revenue and foreign roaming revenue. Sprint PCS travel revenue is generated on a per-minute basis when a Sprint PCS subscriber outside of our markets uses our service when traveling through our markets. Sprint PCS travel expense is generated on a per-minute basis when our subscribers travel outside our market area and use the Sprint PCS network. Historically, our Sprint PCS travel revenue exceeded our Sprint PCS travel expense. Foreign roaming revenue is generated when a non-Sprint PCS customer uses our service when traveling through our markets.

Effective January 1, 2004, Sprint PCS reduced the reciprocal travel rate for IWO from $0.058 per-minute in 2003 to $0.041 per-minute in 2004. For 2004, the reduction in the travel rate resulted in a decrease to our revenues of approximately $10.5 million, a reduction to our expenses of approximately $8.7 million and a reduction to our cash flow of approximately $1.8 million. Effective January 1, 2003, Sprint PCS reduced the reciprocal travel rate for IWO from $0.10 per-minute in 2002 to $0.058 per-minute in 2003. For 2003, the reduction in the travel rate resulted in a decrease to our revenues of approximately $18.4 million, a reduction to our expenses of approximately $16.2 million and a reduction to our cash flow of approximately $2.2 million. Under the amendments to our Sprint PCS affiliation agreements, effective November 1, 2004, our rate increased from $0.041 per-minute to $0.058 per-minute until the end of 2006. Thereafter, any decrease in the rate would have a negative net effect to the extent our inbound travel continues to exceed our outbound travel.

Average Revenue per User

Average revenue per user, which we refer to as "ARPU," is the average monthly service revenue per subscriber and is calculated by dividing total subscriber revenue for the period by the average number of subscribers during the period. We present ARPU excluding and including roaming revenue.

The increase in ARPU, excluding roaming, for 2004 as compared to 2003 was primarily a result of an increase in data revenues, partially offset by our offering more competitive plans with more generous allotments of minutes. The decrease in ARPU, including roaming for 2004, as compared to 2003 was primarily a result of the reduction in the reciprocal travel rate as discussed above that was partially offset by higher data revenues.

The decrease in ARPU, excluding roaming, for 2003 as compared to 2002 was primarily a result of our offering more competitive plans with more generous allotments of minutes, partially offset by an increase in data revenues. The decrease in ARPU, including roaming for 2003, as compared to 2002 was primarily a result of the reduction in the reciprocal travel rate as discussed above that was partially offset by an increase in data revenues.

Cost per Gross Addition

Cost per gross addition, which we refer to as "CPGA," summarizes the average cost to acquire new customers during the reporting period. CPGA is computed by adding sales and marketing expenses and merchandise cost of sales and reducing the amount by the revenue from merchandise sales. The net amount is divided by the number of total new subscriber gross additions for the period. The decrease in CPGA for 2004 as compared to 2003 was primarily as a result of an overall decrease in selling and marketing expenses. The increase in CPGA for 2003 as compared to 2002 was primarily the result of an increase in advertising expense and a lower number of gross subscriber additions.

Resident Population/Service Area

Our service area comprises a population, which we refer to as "Licensed POPs," of approximately 6.3 million residents that was reduced by approximately 0.1 million residents upon completion of our reorganization. When we use the term "Covered POPs," we refer to that portion of residents in our service area that have service available as a result of our network build-out. The number of people in our service area does not represent the number of Sprint PCS subscribers that we expect to have in our service area. The increase in Covered POPs is the result of additional cell site towers that either we have constructed and own or where we have leased space on towers owned by others.

Key Performance Measures

We use certain key performance measures to track the performance of our business. While certain of these items are taken directly from our financial statements, we also include several subscriber performance measures that are widely used in the telecommunications industry but that do not appear in our financial statements. Certain of these measures are not calculated in accordance with GAAP. The non-GAAP financial measures discussed are average revenue per user and cost per gross addition. When we use these terms, they may not be comparable to similar terms used by other wireless telecommunications companies.

Average Revenue Per User

Average revenue per user, or ARPU, is the average monthly service revenue per subscriber. ARPU is a non-GAAP financial measure and is calculated by dividing total subscriber revenue for the period by the average number of subscribers during the period. We have presented ARPU both including and excluding roaming revenues. The following tables reconcile ARPU, both including and excluding roaming to our consolidated financial statements:

	For the Three Months Ended March 31, 2005	For the Three Months Ended March 31, 2004	Year ended December 31, 2004	Year ended December 31, 2003	For the Period From April 1, 2002 Through December 31, 2002
ARPU (including roaming):
Subscriber revenue (in thousands)	$35,614	$32,971	$139,870	$128,728	$87,121
Roaming revenue (in thousands)	10,298	8,597	38,062	35,574	32,030
Total subscriber and roaming revenue (in thousands)	$45,912	$41,568	$177,932	$164,302	$119,151
Average Subscribers	239,587	217,543	225,503	208,684	184,594
ARPU (including roaming)	$63.88	$63.69	$65.55	$65.61	$71.72
ARPU (excluding roaming):
Subscriber revenue (in thousands)	$35,614	$32,971	$139,870	$128,728	$87,121
Average subscribers (in thousands)	239,587	217,543	225,503	208,684	184,594
ARPU (excluding roaming)	$49.55	$50.52	$51.53	$51.40	$52.44

We believe ARPU is a useful measure to assist in evaluating our past and forecasting our future subscriber revenue. In addition, it provides a gauge to compare our subscriber revenue to that of other wireless communications providers, although other wireless communications providers may include or exclude certain items from their calculations which may make the comparison less meaningful.

Cost Per Gross Addition

Cost per gross addition, or CPGA, summarizes the average cost to acquire new subscribers during the reporting period. CPGA is a non-GAAP financial measure and is computed by adding sales and marketing expenses and merchandise cost of sales and reducing the amount by the revenue from merchandise sales. The net amount is divided by the number of total new subscriber gross additions for the period. The following table reconciles CPGA to our consolidated financial statements:

	For the Three Months Ended March 31, 2005	For the Three Months Ended March 31, 2004	Year ended December 31, 2004	Year ended December 31, 2003	For the Period From April 1, 2002 Through December 31, 2002
CPGA:
Merchandise cost of sales (in thousands)	$3,298	$4,142	$18,031	$13,361	$8,519
Sales and marketing (in thousands)	8,029	7,548	32,341	32,946	31,209
Less: Merchandise sales (in thousands)	(1,947)	(2,285)	(8,873)	(7,047)	(5,704)
Total CPGA costs (in thousands)	$9,380	$9,405	$41,499	$39,260	$34,024
Gross subscriber additions	27,455	27,274	108,540	96,783	95,676
CPGA	$342	$345	$382	$406	$356

We believe CPGA is a useful measure used to compare our average cost to acquire a new subscriber to that of other wireless communications providers, although other wireless communications providers may include or exclude certain items from their calculations which may make the comparison less meaningful. The inclusion of cost of products sold net of the equipment revenues earned is critical to our understanding of how much it costs us to acquire a new subscriber.

Results of Operations

	Successor Company	Predecessor Company
	For the Two Months Ended March 31, 2005	For the Month Ended January 31, 2005	For the Three Months Ended March 31, 2004	Year ended December 31,
				2004	2003	2002
	(In thousands)
Revenues:
Subscriber	$23,312	$12,302	$32,971	$139,870	$128,728	$113,086
Roaming	7,795	2,503	8,597	38,062	35,574	39,044
Merchandise sales	1,282	665	2,285	8,873	7,047	8,258
Other revenue	42	29	84	448	500	44
Total revenue	32,431	15,499	43,937	187,253	171,849	160,432
Expense:
Cost of service	18,269	7,772	22,689	98,541	103,396	106,446
Merchandise cost of sales	2,039	1,259	4,142	18,031	13,361	13,096
General and administrative	2,258	675	2,954	18,494	12,045	27,129
Sales and marketing	5,384	2,645	7,548	32,341	32,946	39,728
Depreciation and amortization	8,642	2,273	13,997	35,349	54,767	50,257
Gain on reorganization	—	(113,966)	—	—	—	—
Asset abandonment charge	—	—	—	—	12,079	—
Impairment of goodwill	—	—	—	—	—	214,191
Impairment of intangible assets	—	—	—	—	—	188,330
Total expense	36,592	(99,342)	51,330	202,756	228,594	639,177
Operating income (loss)	(4,161)	114,841	(7,393)	(15,503)	(56,745)	(478,745)
Other expense:
Interest expense, net of interest income and other expense	(4,294)	(1,754)	(11,314)	(39,311)	(40,212)	(32,799)
Gain on extinguishment of debt	—	76,942	—	—	—	—
Loss on sale of assets	—	—	(25)	—	—	—
Net loss	$(8,455)	$190,029	$(18,732)	$(54,814)	$(96,957)	$(511,544)

Two months ended March 31, 2005, one month ended January 31, 2005, three months ended March 31, 2005 and the three months ended March 31, 2004

Revenues

	Successor Company	Predecessor Company		Predecessor Company
	For the Two Months Ended March 31, 2005	For the Month Ended January 31, 2005	For the Three Months Ended March 31, 2005	For the Three Months Ended March 31, 2004
	(In thousnads)
Subscriber revenues	$23,312	$12,302	$35,614	$32,971
Roaming revenues	7,795	2,503	10,298	8,597
Merchandise sales	1,282	665	1,947	2,285
Other revenues	42	29	71	84
Total revenues	$32,431	$15,499	$47,930	$43,937

Subscriber revenues.    Total subscriber revenues were $23.3 million for the two-month period ended March 31, 2005 and $12.3 million for the month ended January 31, 2005. For the three-month period ended March 31, 2005, total subscriber revenues were $35.6 million compared to $33.0 million for the three-month period ended March 31, 2004. The increase of $2.6 million, or 8.0% primarily resulted from an increase in the number of subscribers we serve.

Roaming revenues.    Roaming revenues were $7.8 million for the two-month period ended March 31, 2005 and $2.5 million for the month ended January 31, 2005. For the three-month period ended March 31, 2005, total roaming revenues were $10.3 million compared to $8.6 million for the three-month period ended March 31, 2004. The increase of $1.7 million, or 19.8%, primarily resulted from an increase in the reciprocal Sprint travel rate per minute from $.041 to $.058.

Merchandise sales.    Merchandise sales were $1.2 million for the two-month period ended March 31, 2005 and $0.7 million for the month ended January 31, 2005. For the three-month period ended March 31, 2005, merchandise sales were $1.9 million compared to $2.3 million for the three-month period ended March 31, 2004. The decrease of $0.4 million, or 14.8%, primarily resulted from lower retail prices for handsets. The cost of handsets typically exceeds the amount received from our subscribers because we subsidize the price of handsets to remain competitive in the marketplace.

Operating Expenses

	Successor Company	Predecessor Company		Predecessor Company
	For the Two Months Ended March 31, 2005	For the Month Ended January 31, 2005	For the Three Months Ended March 31, 2005	For the Three Months Ended March 31, 2004
	(In thousands)
Cost of service	$18,269	$7,772	$26,041	$22,689
Merchandise cost of sales	2,039	1,259	3,298	4,142
General and administrative	2,258	675	2,933	2,954
Gain on reorganization	—	(113,966)	(113,966)	—
Sales and marketing	5,384	2,645	8,029	7,548
Depreciation and amortization	8,642	2,273	10,915	13,997
Total operating expenses	$36,592	$(99,342)	$(62,750)	$51,330

Cost of service.    Cost of service was $18.3 million for the two-month period ended March 31, 2005 and $7.8 million for the month ended January 31, 2005. For the three-month period ended March 31, 2005, cost of services was $26.0 million compared to $22.7 million for the three-month period ended March 31, 2004. The increase of $3.3 million, or 14.8%, was primarily due to an increase in the reciprocal Sprint travel rate per minute from $.041 to $.058 and an increase in the Sprint affiliate fees due to an increase in revenue.

Merchandise cost of sales.    Merchandise cost of sales was $2.0 million for the two-month period ended March 31, 2005 and $1.3 million for the month ended January 31, 2005. For the three-month period ended March 31, 2005, total merchandise cost of sales was $3.3 million compared to $4.1 million for the three-month period ended March 31, 2004. The decrease of $0.8 million, or 20.4%, resulted from a $0.3 million reduction in the cost of handsets sold, $0.3 million reduction from additional mail in rebates on equipment purchases, and a decrease of $0.2 million in equipment subsidies.

General and administrative expenses .    General and administrative expenses were $2.2 million for the two-month period ended March 31, 2005 and $0.7 million for the month ended January 31, 2005. For the three-month period ended March 31, 2005, total general and administrative expenses were $2.9 million compared to $3.0 million for the three-month period ended March 31, 2004. General and administrative expenses remained reasonably consistent for the three-month period ended March 31, 2005 and the three-month period ended March 31, 2004.

Gain on reorganization .    Gain on reorganization income for the period ended January 31, 2005 totaled $114.0 million. Gain on reorganization income consists of those items incurred as a direct result of our Chapter 11 filing as well as the effects of fresh-start accounting adopted on February 1, 2005. Gain on reorganization income was comprised of $122.8 million as the result of fresh-start accounting and the revaluation of our assets and liabilities to their fair value, $11.1 million related to the Sprint simplification settlement, offset, in part, by $11.2 million of expense for the write-off of the unamortized financing fees and $8.8 million of professional fees and other expenses related to the reorganization. The $122.8 million as the result of fresh-start accounting consisted primarily of an increase of $54.8 million associated with the appraised value of the Sprint agreement, $62.0 million associated with the appraised value of our customer base agreements and $33.7 million of other fair value adjustments offset, in part, by a write-down of property and equipment of $27.7 million.

Sales and marketing expenses .    Sales and marketing expenses were $5.4 million for the two-month period ended March 31, 2005 and $2.6 million for the month ended January 31, 2005. For the three-month period ended March 31, 2005, total sales and marketing expenses were $8.0 million compared to $7.5 million for the three-month period ended March 31, 2004. The increase of $.5 million, or 6.4%, resulted primarily from an increase in handset subsidy and service bureau fees offset, in part, by a decrease in national commissions.

Depreciation and amortization expense .    Depreciation and amortization expense was $8.6 million for the two-month period ended March 31, 2005 and $2.3 million for the month ended January 31, 2005. For the three-month period ended March 31, 2005, total depreciation and amortization expenses were $10.9 million compared to $14.0 million for the three-month period ended March 31, 2004. The decrease of $3.1 million, or 22.1%, resulted primarily from a full period of amortization of the Predecessor Company subscriber base in 2004 while the 2005 activity only reflects Successor Company amortization from the date of fresh-start accounting forward.

Other Income/(Expense)

	Successor Company	Predecessor Company		Predecessor Company
	For the Two Months Ended March 31, 2005	For the Month Ended January 31, 2005	For the Three Months Ended March 31, 2005	For the Three Months Ended March 31, 2004
	(In thousands)
Interest expense	$(4,811)	$(1,772)	$(6,583)	$(11,406)
Interest income	517	18	535	92
Gain on extinguishment of debt	—	76,942	76,942	—
Loss on asset sale	—	—	—	(25)
Total other income (expense),	$(4,294)	$75,188	$70,894	$(11,339)

Interest Expense.    Interest expense was $4.8 million for the two-month period ended March 31, 2005 and $1.8 million for the month ended January 31, 2005. For the three-month period ended March

31, 2005 total interest expense was $6.6 million compared to $11.4 million for the three-month period ended March 31, 2004. The decrease of $4.8 million, or 42.3%, resulted from the restructuring of debt associated with our Plan of Reorganization.

Interest Income .    Interest income was $517,000 for the two-month period ended March 31, 2005 and $18,000 for the month ended January 31, 2005. For the three-month period ended March 31, 2005 total interest income was $535,000 compared to $92,000 for the three-month period ended March 31, 2004. The increase of $443,000, resulted from increased cash deposit levels associated with proceeds of our bond offering and an increase in related interest rates.

Gain on extinguishment of debt .    For the period ended January 31, 2005, we recorded income of $76.9 million for the cancellation of debt that was exchanged for equity in the reorganized company upon our emergence from bankruptcy. The gain on the extinguishment of debt was calculated as the book value of the debt, and related accrued interest, less the fair value of the new common stock issued in exchange.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003.

Revenues

	Year Ended December 31,
	2004	2003
	(In thousands)
Subscriber revenues	$139,870	$128,728
Roaming revenues	38,062	35,574
Merchandise sales	8,873	7,047
Other revenues	448	500
Total revenues	$187,253	$171,849

Subscriber revenues.    Total subscriber revenues were $139.9 million for 2004 as compared to $128.7 million for 2003, representing an increase of $11.2 million. This was primarily the result of an increase in basic service and airtime revenues as a result of our increase in the number of our subscribers and an increase in data usage as more subscribers use this service.

Roaming revenues.    Roaming revenues were $38.1 million 2004 as compared to $35.6 million for 2003, representing an increase of $2.5 million. This was primarily the result of an increase of $2.8 million in network usage due to non-Sprint PCS volume that included resellers and an increase of $2.0 million in subscriber data usage that was partially offset by a $2.3 million decrease primarily related to the decrease in the reciprocal travel rate as discussed above for non-IWO Sprint PCS subscribers using our network.

Merchandise sales.    Merchandise sales were $8.9 million for 2004 as compared to $7.0 million for 2003, representing an increase of $1.9 million. This was primarily the result of an increase in new subscriber additions that was partially offset by higher discounts offered to new subscribers. The cost of handsets typically exceeds the amount received from our subscribers because we subsidize the price of handsets to remain competitive in the marketplace.

Operating Expenses

	Year Ended December 31,
	2004	2003
	(In thousands)
Cost of service	$98,541	$103,396
Merchandise cost of sales	18,031	13,361
General and administrative	18,494	12,045
Sales and marketing	32,341	32,946
Depreciation and amortization	35,349	54,767
Asset abandonment charge	—	12,079
Total operating expense	$202,756	$228,594

Cost of service.    Cost of service was $98.5 million for 2004 as compared to $103.4 million for 2003, representing a decrease of $4.9 million. This was primarily the result of a $1.5 million decrease in circuits expense relating to rate negotiations, a $1.8 million decrease in lease expense and a $1.5 million decrease in our outbound travel that was primarily related to the Sprint reciprocal rate reduction.

Merchandise cost of sales.    Merchandise cost of sales was $18.0 million for 2004 as compared to $13.4 million for 2003, representing an increase of $4.6 million that was primarily the result of an increase in sales to new subscribers. The cost of handsets typically exceeds the amount received from our subscribers because we subsidize the price of handsets to remain competitive in the marketplace.

General and administrative expenses.    General and administrative expenses were $18.5 million for 2004 as compared to $12.0 million for 2003, representing an increase of $6.5 million. This was primarily the result of a $1.9 million increase in management fees charged by US Unwired that related to bonuses for achieving certain operating targets, an increase of $4.1 million in professional services in 2004 related to debt restructuring, a $0.3 million increase in collection fees that was volume related and a $0.2 increase in other services. General and administrative expenses include $8.2 million and $6.3 million in management fees charged by US Unwired for 2004 and 2003, respectively. These expenses also include $8.2 million and $4.1 million related to professional services related to debt restructuring for 2004 and 2003, respectively.

Sales and marketing expenses.    Sales and marketing expenses were $32.3 million for 2004 as compared to $32.9 million for 2003, representing a slight decrease of $0.6 million.

Depreciation and amortization expense.    Depreciation and amortization expense was $35.3 million for 2004 as compared to $54.8 million for 2003, representing a decrease of $19.5 million. This was primarily a result of fully amortizing our subscriber base established as a result of our April 1, 2002 acquisition by US Unwired.

Asset abandonment charge.    As discussed below, in 2003 we recorded a $12.1 million write off of construction in progress and related lease expense due to abandoned cell site construction.

Other Income/(Expense)

	Year Ended December 31,
	2004	2003
	(In thousands)
Interest expense	$(39,722)	$(41,029)
Interest income	495	848
Loss on asset sales	(84)	(31)
Total other expense	$(39,311)	$(40,212)

Interest expense was $39.7 million for 2004 as compared to $41.0 million for 2003, representing a decrease of $1.3 million. On July 1, 2004, we paid all delinquent interest due on our former senior credit facility. At the time of the payment, we and the holders of our former senior credit facility reached an agreement on the default interest calculation, and the decrease relates to the manner in which default interest was calculated.

Interest income was $0.5 million for 2004 as compared to $0.8 million for 2003, representing a decrease of $0.3 million. The decrease was primarily due to less cash and cash equivalents available for investment.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002.

Revenues

	Year Ended December 31,
	2003	2002
	(In thousands)
Subscriber revenues	$128,728	$113,086
Roaming revenues	35,574	39,044
Merchandise sales	7,047	8,258
Other revenues	500	44
Total revenues	$171,849	$160,432

Subscriber revenues.    Total subscriber revenues were $128.7 million for 2003 as compared to $113.1 million for 2002, representing an increase of $15.6 million. This was primarily the result of an increase in subscribers.

Roaming revenues.    Roaming revenues were $35.6 million 2003 as compared to $39.0 million for 2002, representing a decrease of $3.4 million. This was primarily the result of an increase of $14.2 million related to a higher volume of Sprint PCS subscribers traveling through our service area and $1.2 million generated by Virgin Mobile usage, offset by a decrease of $18.7 million related to a decrease in the reciprocal travel rate as discussed above.

Merchandise sales.    Merchandise sales were $7.0 million for 2003 as compared to $8.3 million for 2002, representing a decrease of $1.3 million. This was primarily the result of fewer subscriber additions and higher discounts offered to new subscribers. The cost of handsets typically exceeds the amount received from our subscribers because we subsidize the price of handsets to remain competitive in the marketplace.

Operating Expenses

	Year Ended December 31,
	2003	2002
	(In thousands)
Cost of service	$103,396	$106,446
Merchandise cost of sales	13,361	13,096
General and administrative	12,045	27,129
Sales and marketing	32,946	39,728
Depreciation and amortization	54,767	50,257
Asset abandonment charge	12,079	—
Impairment of goodwill	—	214,191
Impairment of intangible assets	—	188,330
Total operating expense	$228,594	$639,177

Cost of service.    Cost of service was $103.4 million for 2003 as compared to $106.4 million for 2002, representing a decrease of $3.0 million. This was primarily the result of a $3.6 million decrease in bad debts, a $1.8 million decrease in property taxes, a $1.5 million decrease in labor related expense and a $3.4 million decrease in roaming expense, offset by a $8.6 million increase in certain Sprint-related service bureau and other fees and expenses as a result of the reclassification as discussed above. The overall decrease in roaming expense consisted of an increase of $12.5 million related to a higher volume of our subscribers traveling though other Sprint PCS markets offset by a decrease of $16.1 million related to a decrease in the reciprocal travel rate as discussed above.

Merchandise cost of sales.    Merchandise cost of sales was $13.4 million for 2003 as compared to $13.1 million for 2002, representing an increase of $0.3 million. This was primarily the result of the adoption of EITF 00-21 partially offset by a lower number of handset sales due to fewer subscriber additions. The cost of handsets typically exceeds the amount received from our subscribers because we subsidize the price of handsets to remain competitive in the marketplace.

General and administrative expenses.    General and administrative expenses were $12.0 million for 2003 as compared to $27.1 million for 2002, representing a decrease of $15.1 million. This was primarily the result of a $5.7 million decrease in certain Sprint related service bureau and other fees and expenses as a result of the reclassification as discussed above, a $6.6 million decrease in other general and administrative expenses as a result of our acquisition by US Unwired, and a $2.0 million decrease in bad debts, offset by an increase of $4.1 million in professional services in 2003 related to debt restructuring. General and administrative expenses for 2002 also included $7.7 million of merger-related expenses.

Sales and marketing expenses.    Sales and marketing expenses were $32.9 million for 2003 as compared to $39.7 million for 2002, representing a decrease of $6.8 million. This was primarily the result of a $2.4 million decrease in advertising expense, a $2.9 million decrease in employee commissions and independent agent commissions and handset subsidies and a $1.9 million decrease in payroll, offset by an increase of $0.6 million in other selling and marketing expenses.

Depreciation and amortization expense.    Depreciation and amortization expense was $54.8 million for 2003 as compared to $50.3 million for 2002, representing an increase of $4.5 million. This was primarily the result of a $0.3 million increase in the amortization of intangible assets and a $4.5 million increase in depreciation expense. Property and equipment increased to $206.2 million at December 31, 2003 from $205.5 million at December 31, 2002. Intangible assets were unchanged at $77.3 million at December 31, 2003 and December 31, 2002.

Asset abandonment charge.    As discussed above, in 2003 we recorded a $12.1 million write off of construction in progress and related lease expense due to abandoned cell site construction.

Impairment of Goodwill and Intangible Assets.    As a result of the purchase accounting related to our acquisition by US Unwired, we recorded the following intangible assets:

(In thousands)
Acquired customer base	$57,500
Sprint PCS management agreement	215,000
Goodwill	214,191

During the fourth quarter of 2002, we engaged a nationally-recognized valuation firm to assist us in performing a fair value assessment of our goodwill and other long-lived assets. Based on the results of the impairment analysis, in 2002 we recorded impairment charges totaling $402.5 million for the impairment of goodwill and an intangible asset that resulted from the acquisition by US Unwired.

US Unwired determined that we were to be considered a separate reporting unit under SFAS No. 142 as we constituted a separate business for which discrete financial information was available and management regularly reviewed the operating results of this business. This determination was further supported as we had a separate senior credit facility and separate senior notes, which we refer to collectively as "debt instruments." Under the terms of these debt instruments, funds available under the debt instruments could only be used to finance our operations, and the funds available under the US Unwired debt instruments could only be used to finance the operations of US Unwired.

The results of these impairment valuations indicated that both goodwill and a significant portion of our intangible assets were impaired. As a result, we recorded a goodwill impairment of approximately $214.2 million and an impairment of the Sprint PCS management agreement intangible asset of $188.3 million during the quarter ended December 31, 2002. The Sprint PCS management agreement was originally assigned a value of $215.0 million and was being amortized using the straight-line method over 218 months. The valuation analysis determined that the carrying amount of our subscriber base was not impaired.

Other Income/(Expense)

	Year Ended December 31,
	2003	2002
	(In thousands)
Interest expense	$(41,029)	$(36,125)
Interest income	848	3,326
Loss on asset sales	(31)	—
Total other expense	$(40,212)	$(32,799)

Interest expense was $41.0 million for 2003 as compared to $36.1 million for 2002, representing an increase of $4.9 million. Our outstanding debt was $351.7 million at December 31, 2003 as compared to $350.2 million at December 31, 2002. The increase in interest expense resulted from all loans under the senior credit facility, effective with the date of the default thereunder, bearing interest at a rate of 4.25-4.75 percent above the agent bank's prime rate.

Interest income was $0.8 million for 2003 as compared to $3.3 million for 2002, representing a decrease of $2.5 million. The decrease was primarily due to less cash and cash equivalents available for investment.

Inflation

Some of our expenses, such as those for marketing, wages and benefits, generally increase with inflation. However, we do not believe that our financial results have been, or will be, adversely affected by inflation in a material way.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our operations are exposed to interest rate risk on our future financing requirements.

At December 31, 2004, our outstanding debt instruments consisted of the former $160.0 million senior notes and a $215.0 million draw against the former $240 million senior credit facility. Interest on the former senior notes was fixed at 14% and was payable semi-annually on January 15 and July 15 of each year. At December 31, 2004, the market value of the former senior notes was approximately $103.4 million.

Borrowings under our former senior credit facility totaled $215.0 million at December 31, 2004. These borrowings bear interest at a variable rate. A 1% increase in interest rates in 2004 would have resulted in a $2.2 million increase in interest expense for the year ended December 31, 2004.

In connection with our emergence from bankruptcy on February 10, 2005, we cancelled our former $160.0 million senior notes and exchanged them for all of the new common stock. All noteholders received their pro rata portion of the newly issued 5,000,005 shares of common stock. In addition, we repaid in full and terminated our former $215.0 million senior credit facility.

Following our reorganization, our variable rate debt consists of Senior Secured Floating Rate Notes ($150.0 million at March 31, 2005). The Senior Secured Floating Rate Notes bear interest at the applicable Eurodollar rate of 6.32% for the period ended March 31, 2005 and are currently at 6.89%.

A one percent increase (decrease) in the variable interest rate would result in a $1.5 million increase (decrease) in the related interest expense on an average annual basis based upon borrowings outstanding at March 31, 2005.

BUSINESS

Overview

IWO Holdings, Inc., a Delaware corporation, was originally formed on August 22, 1997 by a consortium of independent local telephone companies to become a provider of wireless telecommunications and data services. From 1997 through 1999, our activities consisted principally of raising capital, consummating and supporting our agreements with Sprint PCS, developing the initial design of our network and adding to our management team.

In early 2000, under an asset purchase agreement and other agreements with Sprint PCS, we purchased assets, including office equipment and interests in 170 cell sites and other network related leases, from Sprint PCS for approximately $116.7 million. Under the agreements, we also obtained the right to approximately 45,000 subscribers of Sprint PCS service located in our territory that had previously been managed by Sprint PCS. Beginning in 2000, we significantly expanded our network and operations to increase our covered population and subscriber base.

In April 2002, we were acquired by US Unwired Inc. US Unwired provides PCS services and related products to customers in the southeastern United States as part of Sprint PCS's network. Upon completion of our reorganization, which is discussed below, the shares of common stock held by US Unwired were cancelled and holders of our cancelled notes acquired all of our shares. See "Principal Stockholders."

We are a restructured company. As of December 31, 2004, we were in default of our former senior credit facility. Since March 2004, we had failed to make $13.8 million in principal payments due on our former senior credit facility and were not in compliance with the restrictive covenants under the senior credit facility. In September 2004, one of the holders of our former senior credit facility elected to fund $1.8 million, which represented that holder's remaining obligation of a draw request made in 2002. The holders of our former senior credit facility denied us access to the remaining $23.4 million in availability.

Additionally, we failed to make scheduled semi-annual interest payments on our former senior notes due July 15, 2004 and January 15, 2005, and the holders of our former senior notes could have placed us in default of our former senior notes.

On January 4, 2005, IWO and each of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware seeking relief under the provisions of chapter 11 of title 11 of the United States Code. In connection with the Chapter 11 Case, the Debtors also filed with the Bankruptcy Court on January 4, 2005 a proposed "pre-packaged" Plan of Reorganization, which was confirmed on February 9, 2005 under an order entered by the Bankruptcy Court. Under the Plan of Reorganization, on February 10, 2005, IWO Escrow Company, a special-purpose entity formed to obtain new debt financing and merge with and into IWO upon completion of the Plan of Reorganization, was merged into IWO, and IWO assumed $150.0 million in initial floating rate notes and $140.0 million principal amount at maturity of initial discount notes, which had been issued by IWO Escrow, resulting in approximately $232.7 million in aggregate net proceeds to IWO. IWO repaid in full and terminated its former $215.0 million senior credit facility, and its former $160.0 million senior notes were cancelled and exchanged for all of the new common stock of IWO. In addition, the common stock of IWO, all of which was owned by US Unwired, was cancelled, with no distributions or payments thereon. Upon the cancellation of the common stock of IWO on February 10, 2005, US Unwired ceased to have an equity interest in IWO.

In connection with the completion of the Plan of Reorganization, we terminated our management agreement with US Unwired. This agreement was entered into as of April 1, 2004 for the purpose of documenting certain management services provided to us by US Unwired during the pendency of our restructuring, and amended on January 3, 2005 to facilitate the immediate cooperation of US Unwired in the transitioning of management services to the new management team contemplated by our Plan of Reorganization. The termination of the US Unwired management agreement is subject to a four-month transition period, during which US Unwired was responsible for providing transitional management and restructuring services as defined in the US Unwired management agreement. This transition period ended on June 9, 2005, and we now operate as a standalone business entity.

For a discussion of recent developments in 2004 including changes to our relationship with US Unwired, operating results, liquidity and relationship with Sprint PCS, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Our Affiliation with Sprint

We are an affiliate of the personal communications services division of Sprint Corporation. We have the exclusive right to provide digital wireless under the Sprint brand name in a territory that includes a total population of approximately 6.3 million as of December 31, 2004. Our territory covers upstate New York, including the markets of Albany, Syracuse and Ithaca, substantially all of New Hampshire and Vermont and portions of Massachusetts and Pennsylvania. Our territory is adjacent to the Sprint markets in New York, Boston, Rochester and Hartford. As a PCS Affiliate of Sprint, we offer national and local calling plans designed by Sprint. We market Sprint products and services through a number of distribution outlets located in our territory, including our own retail outlets, major national distributors, such as Radio Shack and Best Buy, and our local third-party distributors. At December 31, 2004, we had approximately 4.8 million covered POPs and approximately 237,400 subscribers.

Sprint adopted a strategy to extend its 100% digital, nationwide wireless network in the United States by entering into agreements with independent wireless companies such as us to construct and manage Sprint markets and market Sprint wireless services. Through these affiliations, Sprint wireless services are available in key areas contiguous to Sprint markets, allowing the Sprint nationwide PCS network to provide services in an area consisting of more than 280 million residents.

Under our agreement with Sprint, we market Sprint wireless products and services in our service area using licenses that Sprint acquired from the FCC in 1995. We are currently the only provider of Sprint wireless products and services in our service area. Some key points about this agreement are:

•	the agreement extends for up to 50 years with an initial period of 20 years, which is set to expire on February 9, 2019, and three successive 10-year renewal periods;

•	the agreement requires revenue sharing of 8% to Sprint PCS and 92% to us, except that we retain all of the revenues from merchandise sales and other revenues as defined in the Sprint PCS management agreement, as well as all of the revenues from Sprint and other Sprint wireless affiliate subscribers using our network while in our service area;

•	if we terminate or breach the agreement, we may be required to sell our wireless business and network to Sprint or to purchase the Sprint PCS licenses from Sprint PCS; and

•	if Sprint terminates or breaches the agreement, we may be able to sell our wireless business and network to Sprint or to purchase the Sprint wireless licenses from Sprint.

In addition, under our service agreement, we pay Sprint service fees to perform certain administrative and back-office functions for us. We also pay Sprint service fees for new subscriber activations and recurring monthly fees for services performed for existing subscribers, such as billing and customer service.

We also purchase other goods, such as handsets, and services from Sprint, where Sprint has contracted with third-party vendors. Sprint has entered into agreements with national retailers that sell handsets and service new subscribers in our markets. Sprint pays these national retailers a new subscriber commission and provides handsets to them below cost. For new subscribers added in our markets by these national retailers, Sprint passes the costs of commissions and handset subsidies to us.

We believe that our service area is important to the Sprint network. To date, Sprint has made considerable investments in the licenses covering our service area.

We believe that our affiliation with Sprint PCS allows us to offer high quality, branded wireless voice and data services for a lower cost and lower capital requirements than would otherwise be possible and to also benefit from the following relationships with Sprint PCS:

•	Marketing – We market Sprint PCS products and services through Sprint PCS's existing relationships with major national retailers under the highly recognizable Sprint and Sprint PCS brand names.

•	National Network – Our subscribers can immediately access Sprint PCS's national network, which includes over 300 major metropolitan areas.

•	Advanced Technology – We believe that the CDMA technology used in our network offers advantages in capacity and voice quality, as well as access to advanced features such as Sprint PCS's suite of "PCS Vision" products.

•	Handset Availability and Pricing – Sprint PCS's purchasing leverage allows us to acquire handsets more quickly and at a lower cost than we could without our affiliation with Sprint.

•	National Reseller Agreements – We receive additional revenue as a result of Sprint PCS's relationships with wireless resellers, including Virgin Mobile and Qwest Wireless, when customers of those resellers use our portion of the PCS network of Sprint.

In connection with the completion of our Plan of Reorganization, we amended our affiliation agreements with Sprint PCS. The amendments, among other things, implemented a simplified pricing plan for certain services that Sprint PCS provides to us, reduced the fixed fee related to back–office and other services that we are required to purchase from Sprint PCS through 2006 and increased through 2006 the contractual reciprocal roaming rate we receive for providing network services to Sprint PCS subscribers while in our territory and that we pay to Sprint PCS when our subscribers roam onto other networks of Sprint PCS. These amendments were retroactively effective to November 1, 2004.

The amendments combine a number of the services that we are required to purchase from Sprint PCS into two groups: cash cost per user services and cost per gross addition services. Cash cost per user services include billing, customer care, operator services and similar back–office services. Cost per gross addition services include subscriber activation, credit verification and handset logistics. As of the effectiveness of the amendments, (i) the fee for cash cost per user services per subscriber per month was changed to $7.25 retroactive to November 1, 2004 through the end of 2004, $7.00 for 2005 and $6.75 for 2006, and (ii) the fee for cost per gross addition services per month was changed to an amount equal to the gross customer additions in our area multiplied by the lesser of (a) $23.00 or (b) the quotient of (1) the amount that Sprint PCS billed us from January 1, 2004 through September 30, 2004 for our activation–related costs, divided by (2) the gross customer additions in our service area on which the amount billed in clause (1) is based. Beginning in January 2007, the fees for cash cost per user services and cost per gross addition services will be adjusted based on a methodology set forth in the amendments.

The amendments also established a fixed reciprocal roaming rate, which rate is retroactive to November 1, 2004 and will continue through December 31, 2006, of $0.058 per minute for voice and 2G data minutes, and $0.0020 per kilobyte for 3G data, in each case, for all Sprint PCS subscribers that travel into and out of our coverage areas. These new fixed reciprocal rates are higher than the rates Sprint PCS has established for 2004 for its PCS affiliates that have not amended their affiliate agreements with Sprint PCS. Beginning in January 2007, the Sprint PCS reciprocal roaming rate for voice and 2G and 3G data will change to rates equal to 90% of Sprint's effective retail yields for voice and data, respectively.

The amendments also modified our network build–out requirements for certain locations in Vermont, New Hampshire and New York that were determined to be uneconomical to deploy. This modification reduced the number of additional cell sites that we are required to deploy from 174 to 103, including 37 cell sites completed in 2004, and lowered our projected capital expenditures to build–out and service these areas by approximately $19.0 million.

The amendments, subject to certain exceptions and minimum pricing, require us to participate in certain new resale programs; however, the amendments provide us with protective rights to decline to implement certain of Sprint PCS's proposed future program requirement changes that would adversely affect our business. The amendments also grant us, through December 2006, the right to amend our affiliation agreements with Sprint PCS to obtain the most favorable terms provided under affiliation agreements with any other Sprint PCS affiliate of similar size so long as we agree to accept all of the terms and conditions set forth in such other agreement. We also have a right of first refusal to build out new coverage within our territory. If we do not exercise this right, including in areas left uncovered as a result of our reduced build-out requirements, then Sprint PCS may build-out such new coverage, or may allow a third party to do so.

Our Service Area

At December 31, 2004, our Sprint service area included all or portions of 20 markets spanning over 57,600 square miles with a population of approximately 6.3 million people. We have 30Mhz of bandwidth throughout our service area. Our territory extends from suburban New York City (Orange and Sullivan Counties), north to the Canadian border and reaches from the eastern suburbs of Rochester to Syracuse, Ithaca, Binghamton and Elmira in central New York State (and extends into a small portion of north central Pennsylvania), east to include substantially all of Vermont and New Hampshire and a portion of western Massachusetts. The number of residents in our service area does not represent the number of Sprint PCS subscribers that we expect to have in our service area.

Under the amendments to our affiliation agreement with Sprint that were effected with the completion of our reorganization on February 10, 2005, our licensed territory no longer includes certain portions of New Hampshire and Vermont, which encompass an estimated total population, or total POPs, of approximately 100,000. Under these amendments, the total size of our territory was reduced from over 57,600 square miles to over 55,200 square miles.

The first table below lists the location, basic trading area, or BTA, number and estimated total residents for each of the BTAs that comprise our territory under our affiliation agreements with Sprint PCS as of December 31, 2004. The second table below sets forth the BTA number, estimated total POPs and estimated covered POPs of the territories in Vermont and New Hampshire that we returned to Sprint under the amendments to our affiliation agreements with Sprint in connection with the completion of our Plan of Reorganization. In both tables, BTA number refers to the basic trading area number assigned to that market by the FCC for the purposes of issuing licenses for wireless services, and estimated total POPs and estimated covered POPs are based on estimates of 2000 population counts compiled by the U.S. Census Bureau adjusted by population growth rates provided to us by Sprint.

Location	BTA No.	Estimated Total POPs	Estimated Covered POPs
		(In thousands)
Albany—Schenectady, NY	7	1,050	918
Syracuse, NY	438	779	674
Manchester—Nashua, NH	274	485	357
Poughkeepsie—Kingston, NY	361	464	394
Orange—Sullivan, NY	321	422	374
Burlington, VT	63	415	244
Rockingham—Strafford, NH	51	397	382
Binghamton, NY	43	344	273
Elmira—Corning—Hornell, NY	127	313	166
Watertown, NY	463	303	136
Utica–Rome, NY	453	297	240
Lebanon—Claremont, NH	249	182	74
Pittsfield, MA	351	134	112
Glen Falls, NY	164	125	75
Keene, NH—Brattleboro, VT	227	119	64
Plattsburgh, NY	352	119	78
Oneonta, NY	333	110	50
Rutland—Bennington, VT	388	101	73
Ithaca, NY	208	97	86
Coos, NH	251	33	0
Total		6,287	4,770

Location	BTA No.	Estimated Total POPs	Estimated Covered POPs
		(In thousands)
Burlington, VT (Caledonia Co.)	63	30	0
Burlington, VT (Essex Co.)	63	6	0
Burlington, VT (Orleans Co.)	63	27	0
Coos, NH	251	33	0
Total		96	0

Services and Features

We offer Sprint wireless products and services in our service area. Our products and services are designed to mirror those of Sprint and to be a part of the Sprint wireless nationwide network. Sprint wireless subscribers in our service area may use Sprint wireless services throughout our contiguous markets and seamlessly throughout the Sprint network.

We support Sprint's newest technology, PCS Vision, throughout our service area. PCS Vision enables subscribers that purchase handsets with the appropriate features to access the Internet, receive and send email, download pictures and sounds, and take digital pictures either with a built-in or attachable camera.

We offer CDMA handsets which can offer up to seven days of standby time and up to 5.5 hours of talk time. Many of these models are dual-mode handsets that enable subscribers to make and receive calls on both PCS and cellular frequency bands. All handsets are equipped with preprogrammed features and are sold under the Sprint PCS brand name.

We provide roaming service to Sprint and certain non-Sprint wireless subscribers who are traveling through our service area. Sprint and other Sprint affiliates provide a similar service to our subscribers traveling outside of our market area. Roaming allows a person to make a phone call outside the service area where she or he purchased the service.

Marketing Strategy

We benefit from the recognizable Sprint brand names and logos and from Sprint's technological developments. We enhance the national effort with local marketing managers and coordinators who develop strategies specifically tailored to our local markets. They assist the sales force in driving traffic to the stores through promotions, contests and community relations programs and assist the outside sales force in targeting business sales.

Pricing

We use the Sprint PCS pricing strategy to offer our subscribers a variety of service plans typically structured with monthly recurring charges, large local calling areas, bundles of minutes and options and features, such as voicemail, enhanced caller identification, call waiting, three-way calling and PCS Vision. In order to meet the competitive needs of our specific local markets, we occasionally modify Sprint PCS's pricing plans.

Advertising

We capitalize on the Sprint PCS name and reputation to attract subscribers. We benefit from Sprint's national advertising campaign at no additional cost. Sprint also runs numerous promotional campaigns that provide subscribers with benefits, such as additional features at the same rate or free ancillary services. We direct our media and promotional efforts at the community level by advertising Sprint's products and services through radio, print, outdoor, billing inserts, direct mail and promotional displays in our retail stores.

Sponsorships

Sprint sponsors numerous national and regional events. These sponsorships provide Sprint with brand name and product awareness. Our regional marketing teams sponsor local events, teams and projects to increase consumer awareness of the Sprint brand in the local community and to provide occasions to develop positive community relationships in our markets.

Sales and Distribution

We target a broad range of consumer and business markets through our sales and distribution plan. We use traditional sales channels, such as our retail stores, mass merchandisers and other national retail outlets, independent agents and an outside sales force. We also use other methods such as direct marketing and Sprint's corporate website. No single customer has accounted for more than 10% of our sales in the current reporting period or in the past three years.

Retail outlets

At December 31, 2004, we had 16 retail outlets. Our retail outlets are located in principal retail districts in each of our markets. Each retail outlet is designed in accordance with Sprint specifications and branded as Sprint retail outlets. We use our retail outlets for the distribution and sale of our handsets and services. Sales representatives in these outlets receive in-depth training that allows them to explain our service in an informed manner. These locations are also used to provide customer care to all subscribers.

Mass merchandisers and outlets

We target subscribers through our mass-market retail outlets through Sprint-negotiated distribution agreements with national retailers which, at December 31, 2004, included 136 Radio Shack locations, 15 Best Buy locations, 15 Wal-Mart locations and 32 other national retailer locations in our territory.

Independent agents

We have a contracted network of independent agents that creates additional opportunities for local distribution. Most of these businesses are family-owned consumer electronics dealers and wireless telecommunication retailers. At December 31, 2004, we had over 45 independent local agents under contract. We intend to add approximately 10 to 20 exclusive third-party distributors in 2005.

Other Sprint initiatives

We participate in Sprint's national accounts program, which targets Fortune 1000 companies. This allows us to take advantage of Sprint's wireless inbound telemarketing sales program and Sprint's wireless internet site that allows subscribers in our service area who purchase products and services over the Sprint internet site to become subscribers of our wireless network.

Resellers

Effective July 2002, we agreed to participate in a reseller program in our service area through Sprint as part of the partnership between Sprint and Virgin Mobile USA, LLC, or Virgin Mobile. The agreement allows Virgin Mobile to sell prepaid wireless services and pay us for use of our network on a per–minute basis. Virgin Mobile targets the 15- to 30-year-old consumer market to purchase pay-as-you-go wireless communications services while eliminating the responsibilities of monthly bills and credit requirements. At December 31, 2004, we provided service to 91,135 Virgin Mobile subscribers in our service area.

Sprint PCS also has reseller agreements with other wireless resellers, such as Qwest, ESPN and Earthlink. We receive revenues when subscribers of these wireless resellers travel in our service area and use our network.

Suppliers and Equipment Vendors

We do not manufacture any of the handsets that we use in our operations. We purchase our handsets directly from Sprint and our accessories from certain other third-party vendors. We purchase our handsets primarily from the following manufacturers: Audiovox, LG, Nokia, Palm, RIM, Samsung and Sanyo.

Our PCS network equipment is supplied solely by Lucent Technologies Inc. If additional equipment is needed for expansion or repair of a network, it must come from Lucent in order to be compatible with our existing network equipment. See "Risk Factors—Risks Related to Our Business, Strategy and Operations—We obtain most of our network equipment from a single supplier. This equipment is not interchangeable and we would be materially adversely affected if we could not obtain this network equipment timely or at all."

Technology

The predominant wireless technologies used in the United States are CDMA, Global System Mobile Communications, or GSM, and Time Division Multiple Access, or TDMA.

Sprint PCS has chosen CDMA technology, which we believe offers significant advantages in the marketplace.

CDMA offers superior call quality and clarity and also offers the highest capacity of the three standards. Accordingly, more simultaneous calls can be handled on a CDMA network than on equivalent TDMA or GSM networks. CDMA also offers a high level of security, giving subscribers confidence that their calls remain private and offers many advanced features such as short text messaging, Internet access, call waiting, call forwarding and three-way calling. Several providers in the United States, including Sprint PCS and Verizon Wireless, use CDMA technology.

GSM is the most widely adopted standard around the world, having originated in Europe, where it continues to be the dominant standard. GSM has been widely deployed for over ten years, which means that economies of scale for network and handset equipment have been achieved, lowering the cost of purchasing the equipment for a GSM system. GSM also offers increased call security and advanced features like those available on a CDMA network. T-Mobile and Cingular use GSM technology.

Competition

We face significant competition in our service area from a number of competitors. There are four other national mobile telephony operators that offer service in at least some portion of our service area — Verizon, Cingular, Nextel and T-Mobile. In addition, there are many local and regional carriers that offer PCS and cellular services in our service area. According to the FCC's Ninth Annual Commercial Mobile Radio Services, which we refer to as "CMRS," Competition Report, released September 28, 2004, "...97% of the total U.S. population lives in counties with access to three or more different operators offering mobile telephone service."

Wireless local number portability, which we refer to as "WLNP," was introduced in a portion of our markets in November 2003 and the balance of our markets in May 2004. WLNP allows customers to retain existing telephone numbers when switching from one carrier to another. We believe that the introduction of WLNP in all of our markets has resulted in higher customer turnover and increased operating costs.

In order to attract new subscribers, we have offered discounts on handsets and service plans that include more minutes and/or more "anytime" minutes and other enhancements such as complimentary periods of free data usage. Based upon increased competition, we anticipate that market prices for two-way wireless services will continue to decline in the future. We compete to attract and retain subscribers principally on the basis of services and features, the size and location of our service areas, network coverage and reliability, customer care and pricing. Our ability to compete successfully depends, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

We believe that our ability to compete effectively with other PCS providers will depend on:

•	the continued expansion and improvement of the Sprint PCS network, the Sprint PCS customer care system and telephone handset options;

•	the continued success of CDMA technology in providing better call quality and clarity than other systems; and

•	our competitive pricing with various options suiting individual subscribers calling needs.

We do not currently face significant competition from resellers on our facilities and believe our relationship with Virgin Mobile complements our other distribution channels. We expect to continue to be subject to the FCC rule that requires cellular and PCS licensees to permit resale of carrier service.

We also compete with existing communications technology, such as paging and conventional landline telephones. Developing wireless telecommunications technologies, such as satellite, wireless cable, and wireless voice–over–IP, may provide increased competition in the future.

Network Operations

The Sprint PCS management agreement requires us to provide network coverage to 65% of the resident population in our service area and complete a build-out of our network. As of December 31, 2004, we provided network coverage to 76% of the resident population in our service area. However, as of December 31, 2004, due to liquidity issues prior to our reorganization, we did not have sufficient financial resources to complete our build-out. Included in our asset abandonment charge described in "Selected Historical Financial Data," are cell sites that, as of December 31, 2004, we were required to construct to meet the build-out requirements under our Sprint PCS management agreement. Failure to complete the build-out of our service area would have placed us in violation of our Sprint PCS management agreement that was in effect at December 31, 2004. As a result, at December 31, 2004, Sprint PCS could have declared us in default and taken action up to and including termination of our Sprint PCS management agreement.

Because of this and other issues surrounding our liquidity, our reorganization included amending our affiliation agreement with Sprint. Under the amendments to our affiliation agreement with Sprint that were effected with the completion of our reorganization on February 10, 2005, we are required to complete the build-out of 103 new cell sites, including 37 sites completed in 2004, by 2008. In addition, we are required to make additional capital expenditures to upgrade base stations on a majority of towers in our markets as a result of the expected obsolescence of the Lucent Technologies Inc. mini-cell and micro-cell technology that we employ on certain towers.

Cell sites

Our preference is to selectively add cell sites through co-location, which involves leasing or licensing available space on a tower or other tall structure (such as a water tank, rooftop or farm silo) owned by a third-party. When we co-locate, we generally have lower construction costs. In 2004, we added 40 cell sites, of which 37 satisfy a portion of our 103 new cell site build-out requirement. As of December 31, 2004, we had 721 PCS cell sites, of which approximately 96% were co-locations and 4% were owned, with network coverage of approximately 4.8 million residents out of approximately 6.3 million total residents. The number of people in our service area does not represent the number of Sprint PCS subscribers that we expect to have in our service area.

Switching centers

We own or lease property for our three switching centers in Albany, New York and Londonderry, New Hampshire. Each switching center serves several purposes, including subscriber validation, call routing, managing call hand off and managing access to landlines and access to Sprint wireless national platforms.

Interconnection

We connect our digital wireless network to the landline telephone system through interconnection agreements negotiated between Sprint and the local exchange carriers. Through our agreements with Sprint, we benefit from these interconnection agreements.

Network monitoring systems

We use Sprint's Network Operations Control to provide monitoring and maintenance of our entire network, including the constant monitoring for blocked or dropped calls, call clarity and signs of tampering, cloning or fraud; the recording of network traffic statistics; and the overseeing of customer usage data collected at switch facilities and billing.

Government Regulation

The FCC and other federal, state and local regulatory agencies regulate our wireless system and the Sprint-owned PCS licenses in our territory.

Licensing of PCS Systems

A broadband PCS system operates under a service area license granted by the FCC for a particular market. These licenses operate on one of six frequency blocks of varying size allocated by the FCC for broadband PCS service. Narrowband PCS is for non-voice applications such as paging and data service and is separately licensed. The FCC awards all PCS licenses initially by auction, and approves assignments and transfers of control of PCS licenses by wireless carriers in the aftermarket.

All PCS licenses have a 10-year license term that is conditioned upon compliance with various rules and regulations of the FCC, including timely compliance with the FCC's system construction and coverage requirements. For example, all 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population within their licensed service area within five years and to two-thirds of the population within ten years. If a licensee fails to meet such construction benchmarks, the FCC may revoke a license. PCS licenses must be renewed at the end of their ten-year license terms. The FCC generally will renew a PCS license if the licensee provided substantial service during the past license term and substantially complied with applicable law and FCC rules and policies. Third parties may oppose renewal applications or file competing applications. Incumbent licensees are afforded "renewal expectancy," which provides the incumbent priority over new applicants. The FCC may revoke a license or impose monetary forfeitures for serious violations of FCC rules.

The FCC requires PCS licensees to maintain de jure and de facto control over their licenses. Management agreements are generally permissible, provided that the PCS licensee stays in ultimate legal and factual control. A violation of this requirement could result in a need to modify the management agreement, monetary penalties, or in an extreme case, license revocation. Whether or not a licensee maintains sufficient control is a fact–specific inquiry that depends on a number of factors, including whether the licensee retains ultimate decision–making authority over the use of the licenses. We believe that our management agreement with Sprint PCS meets the FCC requirements for licensee control of licensed spectrum.

Currently, the spectrum allocated to PCS licensees may also have been previously allocated to Fixed Microwave Service ("FMS") providers. As a result, PCS licensees in the affected service areas may either accept a sharing arrangement with the FMS provider or negotiate the relocation of the provider to another spectrum band. To operate our PCS systems efficiently and with adequate population coverage, we must relocate many of these existing licensees. The FCC has adopted a transition plan to relocate microwave operators and a plan for affected PCS licensees to share the relocation costs.

From time to time, the FCC conducts auctions of additional PCS spectrum, or spectrum that can be used for substantially similar wireless service. We have no way of knowing whether any new spectrum auctioned in our service area will be used to compete with our PCS systems.

Transfers and Assignments of PCS Licenses

The FCC must approve the assignment or transfer of control of a license for a PCS system. In addition, the FCC requires licensees who transfer control of a PCS license within the first three years of their license term to disclose the total consideration received for the transfer. FCC approval generally is not required for the sale of an interest that does not transfer control of a license (for example, the sale of a non-controlling interest). FCC rules also allow broadband PCS licensees to partition their market areas and/or to disaggregate their assigned spectrum, and to transfer partial market areas or spectrum assignments to eligible third parties, subject to the FCC's approval. Any acquisition or sale of a PCS interest may also require the prior approval of the Federal Trade Commission, the Department of Justice and state or local regulatory authorities.

The FCC requires only post-completion notification of certain pro forma PCS license assignments or transfers of control. In October 2003, and again in August 2004, the FCC established new rules designed to facilitate the transfer and leasing of spectrum. Among other things, those rules allow one company to lease all or part of its spectrum rights to another company, and provide immediate and automatic approval for certain types of license transfers. These measures could increase competition in our industry by allowing new entrants or incumbent providers to more easily obtain access to spectrum capacity.

Other Regulatory Requirements

The Communications Act of 1934 preempts state and local regulation of the entry of, or the rates charged by, any provider of private mobile radio service or of CMRS, which includes PCS, cellular service and some specialized mobile radio service systems. The FCC does not regulate CMRS or private mobile radio service rates. However, CMRS providers are common carriers and are required under the Communications Act to offer their services to the public without unreasonable discrimination.

The FCC imposes additional regulatory requirements on all CMRS operators, which can increase these operators' costs and/or require upgrades to their networks. Moreover, such requirements may change over time, and could affect us positively or adversely. Some of the current requirements include:

•	Roaming. A CMRS carrier must provide service to all subscribers of a compatible CMRS service in another geographic region seeking to connect with its network.

•	Number portability. CMRS carriers are required to allow their subscribers to take their phone numbers with them if they switch to a competitive service and must be able to deliver calls to carried numbers.

•	Enhanced 911. CMRS carriers must transmit 911 calls from any qualified handset without credit check or validation, must provide 911 services to individuals with speech or hearing disabilities, and must provide the approximate location of the 911 caller. PCS and cellular providers also are required to contribute to various state and local funds to support enhanced 911 capability through charges on customer invoices.

•	Wiretaps and electronic surveillance. CMRS carriers must provide law enforcement personnel with sufficient capacity and capability to enable wiretaps and other electronic surveillance on the CMRS network. On August 9, 2004, the FCC launched a comprehensive review of regulations relating to the Communications Assistance for Law Enforcement Act. This review may result in increased obligations and cost expenditures for CMRS carriers.

•	Customer information. The FCC has rules that generally protect the customer against the disclosure and use of customer proprietary information for marketing purposes.

•	Truth-in-billing. In March 2005, the FCC extended the consumer protection measures that require billing descriptions to be non-misleading and in plain language to CMRS carriers. These requirements may impose a cost in their implementation or as a penalty for violation.

•	Interconnection and intercarrier compensation. All telecommunications carriers, including CMRS carriers, must interconnect directly or indirectly with other telecommunications carriers in order to complete a call, and there are various types of fees charged among carriers to transfer and terminate traffic originating on each other's networks. Interconnection agreements are negotiated among carriers, for example, between a CMRS provider and an incumbent local exchange carrier, and are subject to the approval of state regulators. More generally, the FCC currently is undertaking a review of its entire system of intercarrier compensation.

•	Universal service and other fees. The FCC imposes universal service support fees on telecommunications carriers, including CMRS carriers. The FCC imposes additional fees for telecommunications relay service, number portability and the cost of FCC regulation.

•	Tower construction, marking and lighting. The FCC and the Federal Aviation Administration, or FAA, regulate the location, height, marking, lighting and construction of proposed towers. In addition, the FCC has implemented the National Environmental Policy Act by requiring towers and antennas to meet certain land use and radio frequency standards.

•	Foreign ownership. The Communications Act of 1934 places certain limits on the non-U.S. ownership of PCS licensees. If foreign ownership exceeds the permitted level, the FCC may revoke the PCS licenses or require an ownership restructuring.

State and Local Regulation

State governments can regulate certain terms and conditions of wireless service, though they are prohibited generally from regulating the rates and entry of CMRS providers into the marketplace. Several states have enacted, or have proposed, legislation that will impose various consumer protection regulations on the wireless industry (although the FCC's recent order regarding "truth-in-billing" restricts the ability of states to pass similar rules). States also may impose their own universal service support fees on wireless carriers, similar to the requirements that have been established by the FCC. At the local level, wireless facilities typically are subject to zoning and land use regulation, although the Communications Act preempts both state and local governments from categorically prohibiting the construction of wireless facilities in any community or unreasonably discriminating against a carrier. Numerous state and local jurisdictions impose conditions on a driver's use of wireless technology while operating a motor vehicle.

Employees

As of March 31, 2005, we had approximately 196 employees. No union represents our employees. We believe that we have good relations with our employees. As a result of our reorganization, we are in the process of hiring additional employees to perform services currently provided by US Unwired.

Seasonality

Like the wireless communications industry in general, our subscriber growth increases in the fourth quarter due to the holiday season. A greater number of phones sold at holiday promotional prices increases our losses on merchandise sales. Our sales and marketing expenses also increase with holiday promotional activities. We generally have the most usage and revenue per subscriber in the summer because of an increase in revenues from fees charged to non-IWO, non-Sprint subscribers who use our network while traveling in our service area. We believe that the increased traffic in our service area comes from people traveling during summer vacation. We expect these trends to continue based on historical operating results.

Properties

We own property that houses two of our switching centers in Albany, New York. We lease or license property in a number of locations, primarily for administrative office space, retail outlets, cell sites and a third switching center. We lease approximately 30,000 square feet for our headquarters in Albany, New York. This lease expires on October 14, 2006. As of March 31, 2005, we had 724 PCS cell sites, of which approximately 96% were co-locations and 4% were owned.

Legal Proceedings

From time to time, we are involved in various legal proceedings relating to claims arising in the ordinary course of business. We are not currently a party to any such legal proceedings, the adverse outcome of which, individually or in the aggregate, is expected to have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

The following information regarding directors, their occupations, employment history and directorships in certain companies is as reported by the respective directors and reflects the constitution of the Board of Directors post-reorganization as of February 10, 2005:

Directors

Charles E. Bayless, 62, is the Chairman of the Board. He has been a director of IWO since February 2005. He has been President of West Virginia University Institute of Technology since April 2005. He served as Chairman, President and Chief Executive Officer of Illinova and its wholly owned subsidiary Illinois Power from July 1998 until his retirement in December 1999. He was Chairman, President and Chief Executive Officer of UniSource Energy Corporation from 1992 to 1998. Mr. Bayless served as a director of Illinova from 1998 until becoming a director of Dynegy Inc. upon the closing of the Dynegy-Illinova merger in February 2000. Mr. Bayless also serves on the boards of directors of several energy and energy-related technology companies, including True Pricing LLC, Patina Oil & Gas Corporation, Predict Power Inc., and Thermon Corporation.

Bret Cloward, 38, is President and Chief Executive Officer. He has been a director of IWO since February 2005. He has over 10 years of operating experience with Sprint PCS, Sprint Affiliates, AT&T and McCaw Communications including operating responsibility for Sprint's market launch in the Washington, Oregon, and Las Vegas markets. Previously, Mr. Cloward served as the Senior Vice President of Sales and Marketing for IWO from July 2000 to December 2002 and President of Christensen Wholesale, from January 2003 to October 2004.

Carolyn F. Katz, 42, has been a director of IWO since February 2005. She has been a consultant providing financial and strategic analysis for telecommunications companies since December 2001. From May 2000 to October 2001, Ms. Katz served as a principal of Providence Equity Partners Inc., a private investment firm specializing in equity investments in telecommunications and media companies. From July 1984 to April 2000, Ms. Katz was employed by Goldman, Sachs & Co., most recently as a Managing Director and co-head of Emerging Communications. Ms. Katz currently serves on the board of directors of NII Holdings, Inc. and American Tower Corp.

Ryan L. Langdon, 32, has been a director of IWO since February 2005. He is currently a Managing Director of AIG Global Investment Group's High Yield Group, where he has been since 2002, serving as an analyst in the telecommunications sector. Prior to joining AIGGIG, Mr. Langdon worked as a high yield telecommunications and cable analyst for ABN AMRO and as an analyst with Pacholder Associates.

Lowell W. Robinson, 56, has been a director of IWO since February 2005. He is currently President of LWR Advisors, providing strategic and financial advisory consulting since 2004. Previously, he was Special Counsel to the President (interim CFO) of Polytechnic University from 2002-2004; Senior Executive Vice President and Chief Financial Officer of HotJobs.com from 2000-2002 which he subsequently sold to YAHOO!. In addition, he has held senior financial positions at Kraft, Citigroup and Advo Inc. He also serves on the Board of Directors of International Wire Group where he chairs the Audit Committee. From 2002-2003, he was Chairman of both the Audit Committee and Special Independent Committee of the Board of Edison Schools.

David P. Tomick, 53, has been a director of IWO since February 2005. He was Chief Financial Officer of Spectrasite, Inc. from 1997 to 2004. From 1994 to 1997 Mr. Tomick was Chief Financial Officer of Masada Security, Inc. From 1988 to 1994 he was Vice President—Finance of Falcon Cable TV where he was responsible for debt management, mergers and acquisitions, equity origination and investor relations. Prior to 1988, he managed a team of corporate finance professionals focusing on the communications industry for The First National Bank of Chicago.

Directors' Compensation

For fiscal 2005, directors who are not employees shall receive an annual fee. The chairman of the Board shall receive $40,000, the chairman of the Audit Committee shall receive $35,000 and the chairman of the Compensation Committee shall receive $30,000. The remaining members of the Audit and Compensation Committees shall receive $30,000 and $27,500, respectively. In addition, directors shall receive $1,500 for each Board meeting they attend, $750 for each Board meeting in which they participate telephonically, $1,000 for each committee meeting they attend and $500 for each committee meeting in which they participate telephonically. Directors shall be reimbursed for reasonable out-of-pocket expenses incurred in connection with attending the meetings of the Board and its committees. As compensation for their commencement of providing services as members of our Board during 2005 and thereafter, non-employee directors received a one-time grant of stock options with an exercise price equal to the fair market value of our common stock on the date of grant, which vests over a period of three years. The chairman of the Board received 3,889 stock options, the chairman of the Audit Committee received 3,334 stock options and the chairman of the Compensation Committee received 3,056 stock options. The remaining members of the Board received 2,778 stock options each.

Board Structure and Committee Composition

We emerged from bankruptcy on February 10, 2005, and under our Plan of Reorganization, the following individuals were elected to our Board of Directors. On February 11, 2005, we formed an Audit Committee and a Compensation Committee, composed as follows:

Name of Director	Audit	Compensation
Independent Directors:
Charles E. Bayless(†)		*
Carolyn F. Katz	*
Ryan L. Langdon		*
Lowell W. Robinson		C
David P. Tomick	C
Non-Independent Director:
Bret Cloward

*	denotes committee member

C	denotes Chairperson

(†)	denotes Chairman of the Board of Directors

Executive Officers

Information regarding the executive officers of IWO who are not directors is set forth below. Executive officers of IWO are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified.

Richard Harris, 57, serves as our Vice President and Chief Financial Officer and has 18 years of wireless experience. He has served as a consultant to the wireless industry for the past 10 years (1994-2004) during which he served as CFO of IWO Holdings from the time of its initial launch of operations in January 2000 through May 2000. He has previously held the CFO position at Metrophone (1987-1992) and the CFO and COO positions at Horizon Cellular Telephone Company (1992-1994).

Lawrence Dean, 41, serves as our Vice President of Engineering and Technology. Mr. Dean has over 20 years of experience leading technical operations in the telecommunications industry with US Unwired, Sprint and NYNEX Mobile Communications and is responsible for the planning and implementation of the build, capacity, upgrade and operational requirements of the Sprint PCS network in all or parts of New York, Vermont, New Hampshire, Massachusetts and Pennsylvania.

Andrew DiNovo, 40, serves as our Vice President of Sales. He is responsible for managing and operating the sales distribution network. Mr. DiNovo has over 17 years of sales and marketing leadership experience, including more than 12 years in wireless telecommunications with US Unwired, Sprint, Southwestern Bell and NYNEX.

Bruce W. Sowalski, 53, serves as our Vice President of Marketing and Communications. He is responsible for marketing and communications management, public and investor relations and the Sprint affiliate relationship. Mr. Sowalski has over 18 years of marketing and communications experience, including 7 years in wireless communications with Sprint PCS (1996-1998), Independent Wireless One and US Unwired (1999-2002), and has served as a marketing and communications consultant for BWS Communications (2003-2004).

Michael E. Cusack, 41, is our Vice President, General Counsel and Secretary. Mr. Cusack has over ten years of legal experience in the telecommunications industry including approximately five years with the Sprint PCS Affiliate program. He joined IWO in 2000 as a Vice President of Legal and until February 2005, served as Assistant General Counsel for US Unwired. Prior to joining IWO, Mr. Cusack was employed by the law firm of Cooper, Erving, Savage, Nolan & Heller, LLP for seven years where he was managing partner of the firm's municipal and telecommunications practice groups.

Executive Compensation

In connection with our emergence from bankruptcy on February 10, 2005, we hired a new chief executive officer and a new chief financial officer. Prior to this date, when our company was a wholly owned subsidiary of US Unwired, we did not have any executive compensation agreements.

Options/SAR Grants in Last Fiscal Year

There were no options to purchase our common stock granted for the fiscal year ended December 31, 2004. However, upon our emergence from bankruptcy on February 10, 2005, we granted options to our chief executive officer, chief financial officer, certain other officers and board members. Please see "Principal Stockholders."

2005 Equity Award Plan

Under the Plan of Reorganization, our Equity Award Plan became effective on February 10, 2005. Our Equity Award Plan was approved as part of our Plan of Reorganization by the Bankruptcy Court and by claim holders who received common stock in connection with the Plan of Reorganization.

Eligibility and Types of Awards. Our Equity Award Plan provides for several forms of incentive stock-based compensation awards to employees, directors and consultants of IWO and our affiliates, including incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, stock bonuses and performance compensation awards (collectively, the "awards").

Plan Administration. Our Equity Award Plan is administered by a committee (the "committee") designated by our board, or if no committee has been designated, by our board. The committee selects eligible executives, directors, employees and consultants of IWO and our affiliates to participate in our Equity Award Plan. The committee also determines the number of shares of our common stock covered by awards granted under our Equity Award Plan, the terms under which options may be exercised, the applicable vesting periods, the exercise price of the options and other terms and conditions of the awards in accordance with the provisions of our Equity Award Plan. Each award granted under our Equity Award Plan must be evidenced by an agreement between us and the participant.

Shares Available under Equity Award Plan. Subject to adjustment for changes in capitalization, the maximum number of shares of our common stock in respect of which awards may be granted under our Equity Award Plan is 555,555 shares, and the maximum number of shares of our common stock covered by options plus the number of stock appreciation rights granted to any one individual may not exceed 350,000 shares during any calendar year. In addition, no more than 350,000 shares of our common stock may be issued in payment of performance awards denominated in shares, or if the award is paid in cash, the equivalent cash value thereof, during the applicable performance period if the awards are intended to qualify as performance based compensation.

Change in Control. If we experience a "change in control" (as defined in our Equity Award Plan), the committee may accelerate the exercisability of all of the outstanding options and stock appreciation rights and/or provide for the immediate expiration of any restricted period relating to restricted stock awards or restricted stock units (which may include a waiver of any applicable performance goals).

Amendment and Termination. Subject to particular limitations specified in our Equity Award Plan, our board may amend, suspend or terminate our Equity Award Plan. Our Equity Award Plan will terminate no later than February 9, 2015, but any awards outstanding under our Equity Award Plan on that date will remain outstanding in accordance with their terms.

2005 Awards under our Equity Award Plan. On February 11, 2005, awards of incentive stock options under our Equity Award Plan were made to Mr. Cloward and Mr. Harris to purchase 138,889 shares and 55,556 shares of our common stock, respectively, with a per-share exercise price equal to $24.00 per option share. We entered into an incentive stock option agreement with each of Mr. Cloward and Mr. Harris covering the option grant, providing that each option grant vests as to 8.33% of the granted options on the first three-month anniversary of February 11, 2005 and as to an additional 8.33% of the options on each subsequent three-month anniversary of that date. Therefore, the option grant will be 100% vested on February 11, 2008, except that the unvested options will vest on the date of termination of employment Mr. Cloward or Mr. Harris, as applicable, due to the executive's death or disability or following a change in control. Upon termination of the employment of Mr. Cloward or Mr. Harris, as applicable, for cause, both the unvested and vested portions of the options will terminate on the date of termination. The options expire on February 9, 2015.

Our other executives received options to purchase an aggregate of 82,780 shares of our common stock under nonqualified stock option agreements entered into as of February 16, 2005, except that the unvested options will vest following a change in control. The options granted to other executives generally vest as to 25% of the award on each of the first four anniversaries of February 11, 2005. Our directors also received grants of options to purchase our common stock. See "Principal Stockholders."

PRINCIPAL STOCKHOLDERS

The table below sets forth, as of April 30, 2005, information with respect to the beneficial ownership of IWO's common stock by:

•	each of the current directors and executive officers included in "Management" individually;

•	each person who is known to be the beneficial owner of more than 5% of any class or series of capital stock; and

•	all directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Name of Beneficial Owner	Number of Shares	Percentage of Class
Bret Cloward (1)	23,148		*
Richard Harris (2)	9,259		*
Larry Dean	0		*
Andrew DiNovo	0		*
Bruce W. Sowalski	0		*
Michael E. Cusack	0		*
Charles E. Bayless (3)	58,258	1.2
Carolyn F. Katz	0		*
Ryan L. Langdon	0		*
Lowell W. Robinson	0		*
David P. Tomick	0		*
Accounts managed by AIG Global Investment Corp. (3) (4)	2,552,813	51.1
Funds managed by affiliates of Ares Management LLC (5)	400,001	8.0
Funds managed by Eaton Vance Management or its affiliates (6)	468,750	9.4
All current directors and executive officers as a group (11 persons) (7)	32,407		*

*	Less than 1%.

(1)	Consists of shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days.

(2)	Consists of shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days.

(3)	AIG Annuity Insurance Company, SunAmerica Life Insurance Company and The Variable Annuity Life Insurance Company have irrevocably appointed Charles E. Bayless as their proxy to represent and vote 58,258 shares of common stock of the Company beneficially owned by them. The proxy requires Mr. Bayless to vote the subject shares in accordance with the votes of the stockholders of the Company other than controlled affiliates of American International Group, Inc. Mr. Bayless disclaims beneficial ownership of the subject shares.

(4)	American International Group, Inc. is the ultimate parent of AIG Annuity Insurance Company, The Variable Annuity Life Insurance Company and SunAmerica Life Insurance Company. American International Group, Inc. is also the ultimate parent of AIG Global Investment Corp., which acts as investment advisor to AIG Annuity Insurance Company, SunAmerica Life

Insurance Company, The Variable Annuity Life Insurance Company, VALIC Company II – Strategic Bond Fund, SunAmerica Income Funds – High Yield Bond Fund, SunAmerica Series Trust – High Yield Bond Portfolio, SunAmerica Income Funds – Strategic Bond Fund and VALIC Company II – High Yield Bond Fund (collectively, the "Accounts") in connection with this investment. American International Group, Inc. or AIG Global Investment Corp., for the purposes of Rule 13d-3 promulgated under the Exchange Act of 1934, as amended, may be deemed to own beneficially the shares held by the Accounts. The Global Investment Committee of AIG Global Investment Corp., each member of which is described in AIG Global Investment Corp.'s Form ADV last filed with the Securities and Exchange Commission as of February 1, 2005, has the power to vote and dispose of the shares on behalf of the Accounts. American International Group, Inc. is headquartered at 70 Pine Street, New York, New York 10038. AIG Global Investment Corp. is headquartered at 175 Water Street, New York, New York 10038.

(5)	Includes 39,063 shares held directly by Ares Leveraged Investment Fund, L.P. ("ALIF") and 360,938 shares held directly by Ares Leveraged Investment Fund II, L.P. ("ALIF II"). ALIF, through its manager, Ares Management, L.P., through Ares Management, L.P.'s general partner, Ares Operating Member, LLC, has sole power to direct the voting and disposition of the 39,063 shares held directly by ALIF. ALIF II, through its manager, Ares Management II, L.P., through Ares Management II, L.P.'s general partner, Ares Operating Member II, LLC, has sole power to direct the voting and disposition of the 360,938 shares held directly by ALIF II. The business address for ALIF, Ares Management, L.P., Ares Operating Member, LLC, ALIF II, Ares Management II, L.P. and Ares Operating Member II, LLC, is c/o Ares Management LLC, 1999 Avenue of the Stars, Suite 1900, Los Angeles, CA 90067.

(6)	Includes 175,000 shares held by Boston Income Portfolio, 234,063 shares held by High Income Portfolio, 28,437 shares held by Eaton Vance Emerald High Yield Bond Fund, and 31,250 shares held by Diversified Investors High Yield Bond Fund (the "Funds"). Eaton Vance Management or one of its investment advisory affiliates ("Eaton Vance") acts as investment adviser to each Fund. Under rules promulgated under the Securities Exchange Act of 1934, Eaton Vance, due to certain voting and investment powers with respect to the shares held by the Funds, may be deemed to beneficially own such shares. The principal business address for Eaton Vance is The Eaton Vance Building, 255 State Street, Boston, MA 02109.

(7)	Consists of shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 20, 1999, the Company and an affiliate of a former stockholder entered into a five-year advisory agreement whereby the Company was to receive consulting services from the affiliate for a $5,000,000 fee. On March 31, 2002 in connection with our acquisition by US Unwired, Inc., the remaining balance of $2.8 million was written-off as an operating expense. There was no such amount in 2004 or 2003 or the nine months ended December 31, 2002.

In connection with the Company's former senior credit facility, two participating financial institutions were also, at the time, shareholders of the Company. Interest expense incurred on their portion of debt outstanding for the years ended December 31, 2004 and December 31, 2003, the nine months ended December 31, 2002, and the three months ended March 31, 2002 amounted to $0, $1.7 million, $1.4 million and $0.4 million, respectively. Upon completion of our reorganization, all of the liabilities, obligations and indebtedness owing under the former credit facility, which consisted of $215.0 million in respect of principal outstanding under the credit facility plus accrued interest thereon and fees and expenses, were paid in full.

The Company utilized the services of a law firm in which a partner of the law firm was a former stockholder of IWO. On December 20, 1999, the Company entered into a three-year professional services agreement with its outside General Counsel/stockholder, whereby the General Counsel/stockholder was to provide legal services annually up to $400,000 and participate in the Company's stock option program. On September 17, 2000 the Company terminated the professional services agreement and replaced it with a one-year consulting agreement that provided for monthly payments of $10,000 and an annual bonus of up to $250,000. Legal fees incurred under the professional services agreement/consulting agreement for three months ended March 31, 2002 were approximately $0.2 million. There were no such charges for the years ended December 31, 2004 and December 31, 2003 and the nine months ended December 31, 2002.

Under the Plan of Reorganization, we entered into a registration rights agreement with accounts managed by AIG Global Investment Corp. providing for the registration of the common stock. The following is a summary of the material terms of that registration rights agreement.

Under the registration rights agreement, the holders of our common stock that are party to the agreement are entitled, subject to certain limitations and a customary "black-out" period, to certain demand, incidental or piggyback and shelf registrations under the Securities Act covering their shares of common stock. A demand registration made prior to the Exchange Act Registration Date (as defined in the registration rights agreement) can be made by (x) any holder or (y) any holder (and any transferee thereof, subject to certain limitations) who owns more than 50% of the aggregate number of the then outstanding Registrable Securities (as defined in the registration rights agreement). On or after the Exchange Act Registration Date, any holder (and any transferee thereof, subject to certain limitations) can trigger a demand registration. In any case, we are not obligated to effect a demand registration if the anticipated aggregate offering price to the public (net of underwriting commissions and discounts) is less than $10.0 million.

We will pay all costs and expenses associated with each registration, including the reasonable fees and expenses of one counsel for the holders. The holders will pay the costs of any underwriting discounts and commissions, as well as any broker's commissions relating to the registration. Each holder may assign its rights under the agreement in connection with a transfer of its common stock provided that the assignee becomes a party to the registration rights agreement.

In connection with the offering of our new notes, accounts managed by AIG Global Investment Corp., funds managed by affiliates of Ares Management LLC and funds managed by Eaton Vance Management or its affiliates, agreed to purchase, under certain circumstances if our initial discount notes could not be otherwise sold in the offering, up to $60.0 million of such notes. Under this agreement, these three stockholders received an aggregate commitment fee of $1.2 million on February 10, 2005, the date we completed our Plan of Reorganization.

Prior to the Plan of Reorganization, US Unwired was the parent of a U.S. federal consolidated group that included IWO and its subsidiaries. As such, US Unwired and IWO filed consolidated U.S.

federal income tax returns. On February 16, 2005, IWO and its subsidiaries entered into a tax sharing agreement with US Unwired in order to equitably allocate the consolidated federal income tax liabilities of the consolidated group and any similar state and local tax liabilities between IWO and its subsidiaries, on the one hand, and the remainder of the US Unwired group, on the other hand. The tax sharing agreement also addresses certain procedural tax matters.

THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to exchange our exchange notes of each class for a like aggregate principal amount of our initial notes of the corresponding class.

The exchange notes of each class that we propose to issue in this exchange offer will be substantially identical to our initial notes of the corresponding class except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights. You should read the description of the exchange notes in the sections in this prospectus entitled "Description of the Exchange Floating Rate Notes" and "Description of the Exchange Discount Notes."

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on August 5, 2005, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under "—Conditions to the Exchange Offer" have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)	Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)	Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent's account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under "—Book-Entry Delivery Procedure" below, on or before 5:00 p.m., New York City time, on the expiration date.

(3)	Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under "—Guaranteed Delivery Procedure" below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

(2)	a commercial bank or trust company having an office or correspondent in the United States, or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(4)	by a registered holder or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner, who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant's account at The Depository Trust Company, or

(5)	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

If the letter of transmittal or any bond powers are signed by:

(1)	the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in The Depository Trust Company: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)	a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1)	you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us,

(2)	any exchange notes acquired by you pursuant to the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder,

(3)	you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has no arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act,

(4)	you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an "affiliate," as defined in Rule 405 of the Securities Act, of ours,

(5)	if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

(6)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes that were acquired by you as a result of market-making or other trading activities, you represent that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by the issuers and the issuance of exchange notes in exchange therefor shall constitute performance in full by the issuers of its obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. An agent's message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in The Depository Trust Company's systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent's account at The Depository Trust Company in accordance with The Depository Trust Company's procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust

Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. An agent's message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent's account at The Depository Trust Company will only be effective if an agent's message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under "—Exchange Agent" on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent's message delivered, you may still tender in this exchange offer if:

(1)	you tender through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

(2)	on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent's message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

(3)	the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent's account at The Depository Trust Company with an agent's message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel's opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled "—Conditions to the Exchange Offer" below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes of each class in exchange for the initial notes of the corresponding class tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent's account at The Depository Trust Company with an agent's message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under "—Exchange Agent" and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn,

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

(3)	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

(5)	if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant's account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under "—Procedures for Tendering Initial Notes" above at any time on or before the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1)	there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with this exchange offer; and

(2)	there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered,

(2)	extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

(3)	waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled "—Expiration Date; Extensions; Amendments; Termination."

Accounting Treatment

We will record the exchange notes of each class at the same carrying value as the initial notes of the corresponding class as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed U.S. Bank National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By mail:

U.S. Bank National Associates
60 Livingston Avenue
St. Paul, MN 55107-2292
Attn: Specialized Finance Department

By hand/overnight delivery:

U.S. Bank National Associates
60 Livingston Avenue
St. Paul, MN 55107-2292
Attn: Specialized Finance Department

Facsimile Transmission: (651) 495-8158
Confirm by Telephone: (800) 934-6802
Attention: Specialized Finance Department

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered,

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or

(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1)	we are not required to complete this exchange offer; or

(2)	you are not eligible to participate in the exchange offer or do not receive freely tradable exchange notes in the exchange offer,

in which case the registration rights agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

DESCRIPTION OF EXCHANGE FLOATING RATE NOTES

You can find the definitions of certain terms used in this description under the subheading "—Certain Definitions." In this description, "IWO Escrow" refers to IWO Escrow Company, and, unless the context requires otherwise, "IWO Holdings" refers to IWO Holdings, Inc. (but not to its subsidiaries) after giving effect to the Merger.

The initial floating rate notes and the exchange floating rate notes, as the case may be, are referred to as the "senior secured floating rate notes" in this description.

On January 6, 2005, IWO Escrow issued the senior secured floating rate notes under an indenture among itself and U.S. Bank National Association, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the senior secured floating rate notes included those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. Upon the completion of the Merger on February 10, 2005, IWO Holdings assumed all obligations of IWO Escrow under the senior secured floating rate notes, the related indenture and the Security Documents.

The following description is a summary of the material provisions of the indenture and the Security Documents. It does not restate those agreements in their entirety. We urge you to read the indenture and the Security Documents because they, and not this description, define your rights as holders of the senior secured floating rate notes. Copies of the indenture and the Security Documents are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Senior Secured Floating Rate Notes and the Note Guarantees

The Senior Secured Floating Rate Notes

Prior to the completion of the Merger, the senior secured floating rate notes:

•	were senior obligations of IWO Escrow;

•	were secured by a first priority security interest in the escrow account and all deposits therein, which will be subject to the sole control of the trustee; and

•	were secured on a first priority basis, subject to certain exceptions and Permitted Liens, by substantially all of the assets of IWO Escrow, other than the escrow account established for the benefit of the holders of the senior discount notes (although IWO Escrow is not expected to have any assets other than the escrow accounts, the escrow agreement and, at a future date, the agreements relating to the Merger).

Upon completion of the Merger on February 10, 2005, the senior secured floating rate notes:

•	became senior obligations of IWO Holdings, ranking pari passu in right of payment with all existing and future senior indebtedness of IWO Holdings;

•	became secured by a first priority security interest, subject to certain exceptions and Permitted Liens, in IWO Holdings's rights in the Collateral;

•	became senior in right of payment to any future subordinated indebtedness of IWO Holdings; and

•	became unconditionally guaranteed by the Guarantors.

However, under the Security Documents and the collateral trust agreement, the liens granted in favor of the holders of the senior secured floating rate notes in the Collateral will be shared on a pro rata basis with holders of any future Parity Secured Obligations.

The Note Guarantees

Upon the completion of the Merger on February 10, 2005, the senior secured floating rate notes became guaranteed by all of IWO Holdings's Restricted Subsidiaries.

Each guarantee of the senior secured floating rate notes:

•	became general obligations of the Guarantor, pari passu in right of payment with all existing and future senior indebtedness of the Guarantor;

•	became senior in right of payment to any future subordinated indebtedness of the Guarantor; and

•	became secured on a first priority basis, subject to certain exceptions and Permitted Liens, by the Collateral of the Guarantor.

As of February 10, 2005, all of IWO Holdings's Subsidiaries were "Restricted Subsidiaries." However, under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we are permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries do not guarantee the senior secured floating rate notes.

Principal, Maturity and Interest

IWO Escrow issued $150.0 million in aggregate principal amount at maturity of senior secured floating rate notes in the offering on January 6, 2005. Following the Merger, IWO Holdings may issue additional senior secured floating rate notes under the indenture from time to time. Any issuance of additional senior secured floating rate notes will be subject to all of the covenants in the indenture, including the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The senior secured floating rate notes and any additional senior secured floating rate notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The senior secured floating rate notes will be issued in denominations of $1,000 and integral multiples of $1,000. The senior secured floating rate notes will mature on January 15, 2012.

Interest on the senior secured floating rate notes will accrue at the Applicable Eurodollar Rate. The Applicable Eurodollar Rate will be reset quarterly. IWO Holdings will pay interest on the senior secured floating rate notes quarterly, in arrears, on every January 15, April 15, July 15 and October 15. The first interest payment on the senior secured floating rate notes was made on April 15, 2005. Interest on overdue principal, interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the senior secured floating rate notes. IWO Holdings will make each interest payment to the holders of record on the January 1, April 1, July 1 and October 1 immediately preceding the applicable interest payment date.

Interest on the senior secured floating rate notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Senior Secured Floating Rate Notes

If a holder of senior secured floating rate notes has given wire transfer instructions to IWO Holdings, IWO Holdings will pay all principal, interest, premium and Liquidated Damages, if any, on that holder's senior secured floating rate notes in accordance with those instructions. All other payments on the senior secured floating rate notes will be made at the office or agency of the paying agent and registrar unless IWO Holdings elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Senior Secured Floating Rate Notes

The trustee acts as paying agent and registrar. IWO Holdings may change the paying agent or registrar without prior notice to the holders of the senior secured floating rate notes, and IWO Holdings or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange senior secured floating rate notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of senior secured floating rate notes. Holders will be required to pay all taxes due on transfer. IWO Holdings will not be required to transfer or exchange any senior secured floating rate note selected for redemption. Also, IWO Holdings will not be required to transfer or exchange any senior secured floating rate note for a period of 15 days before a selection of senior secured floating rate notes to be redeemed.

Note Guarantees

The senior secured floating rate notes are guaranteed by each of IWO Holdings's current and future Restricted Subsidiaries. The Note Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee is limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Risks Related to the Notes—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors."

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than IWO Holdings or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) IWO Holdings or a Restricted Subsidiary of IWO Holdings, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) IWO Holdings or a Restricted Subsidiary of IWO Holdings, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

(3)	if IWO Holdings designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)	upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge."

Security

The senior secured floating rate notes and the Note Guarantees will be secured by a first priority security interest, on a pari passu basis with any future Parity Secured Obligations and subject to Permitted Liens, in substantially all of the assets (other than Excluded Assets) and IWO Holdings and the Guarantors (collectively, the "Collateral"), including the following assets to the extent they do not constitute Excluded Assets:

•	intellectual property license agreements;

•	equipment, inventory and other personal property;

•	any material real property fee interests (of which there are expected to be none at Closing); and

•	accounts and general intangibles, including contract rights and the Amended Sprint Agreement.

"Excluded Assets" will include, among other things:

•	assets securing purchase money obligations or Capital Lease Obligations permitted to be incurred under the indenture;

•	any lease, license, permit, franchise, power, authority or right if, to the extent that and for as long as (a) the grant of a security interest therein constitutes or would result in the abandonment, invalidation or unenforceability of such lease, license, permit, franchise, power, authority or right or the termination of or a default under the instrument or agreement by which such lease, license, permit, franchise, power, authority or right is governed and (b) such abandonment, invalidation, unenforceability, breach, termination or default is not rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision) of any relevant jurisdiction or any other applicable law (including the United States Bankruptcy Code) or principles of equity; provided, however, that (i) such lease, license, permit, franchise, power, authority or right will be an Excluded Asset only to the extent and for as long as the conditions set forth in clauses (a) and (b) of this paragraph are and remain satisfied, and to the extent such assets otherwise constitute Collateral, such assets will cease to be Excluded Assets and will become subject to the first priority security interest of the Collateral Trustee for the benefit of the holders of senior secured floating rate notes and holders of other Parity Secured Obligations, immediately and automatically at such time as such conditions cease to exist, including by reason of any waiver or consent under the applicable instrument or agreement, and (ii) the proceeds of any sale, lease or other disposition of any such lease, license, permit, franchise, power, authority or right that is or becomes an Excluded Asset shall not be an Excluded Asset and shall at all times be and remain subject to the first priority security interest of the Collateral Trustee for the benefit of the holders of senior secured floating rate notes and holders of other Parity Secured Obligations;

•	Capital Stock of any Subsidiary of IWO Holdings; and

•	all non-material real property fee interests and all real property leasehold interests.

In connection with the completion of the offering of the initial notes, IWO Escrow and the Collateral Trustee entered into the Security Agreement, which provided for a grant of a security interest in IWO Escrow's rights in substantially all of its assets in favor of the Collateral Trustee for the benefit of the holders of the senior secured floating rate notes and holders of Sharing Eligible Debt Obligations to secure on a first priority basis, subject to certain exceptions and Permitted Liens, the payment and performance when due of the senior secured floating rate notes, the indenture, the Security Documents and other Secured Debt Documents. The security interest of the trustee in the Escrow Account under the Escrow and Security Agreement secured only the notes and not any Sharing Eligible Debt Obligations. Upon completion of the Merger on February 10, 2005, (i) by operation of law, IWO Holdings assumed all obligations of IWO Escrow under the Security

Agreement and all other Security Documents and became bound as a grantor thereunder and (ii) each Guarantor became party to the Security Agreement and granted a security interest in the rights of such Guarantor in the Collateral in favor of the Collateral Trustee for the benefit of the holders of the senior secured floating rate notes and holders of Sharing Eligible Debt Obligations to secure on a first priority basis, subject to certain exceptions and Permitted Liens, the payment and performance when due of the Note Guarantees, the Security Agreement and other Secured Debt Documents. IWO Holdings and the Guarantors completed within 10 days of the completion of the Merger, all filings and other similar actions required in connection with the perfection of such security interests to the extent required by the Security Documents.

Perfection and Non-Perfection of Security Interests in Collateral

The security interests created by the Security Agreement have not been and will not be perfected with respect to certain items of Collateral. Specifically, we will not be required under the Security Agreement to take actions to perfect the security interests in the Collateral other than by filing financing statements under the Uniform Commercial Code in the applicable jurisdiction of organization of IWO Holdings and its Restricted Subsidiaries. To the extent that such actions are not sufficient to perfect a security interest in certain items of Collateral (as will be the case, for example, for Collateral consisting of deposit accounts and securities accounts, and may also be the case for certain investment property and equipment, including equipment affixed to real property so as to constitute fixtures), the Collateral Trustee's rights will be equal to the rights of the general unsecured creditors of IWO Holdings and its Restricted Subsidiaries in the event of a bankruptcy. Outside of bankruptcy, the security interests of certain other lienholders, such as judgment creditors and any creditors who obtain a perfected security interest in any items of Collateral in which the Collateral Trustee's security interest is unperfected, would take priority over the Collateral Trustee's security interest in such items of Collateral. Accordingly, while we have agreed not to grant additional security interests in the Collateral (other than security interests constituting Permitted Liens), there can be no assurance that the assets in which the Collateral Agent's security interest is unperfected will be available upon the occurrence of an Event of Default or a default under the other secured obligations to satisfy the Obligations under the senior secured floating rate notes. In addition, certain assets may be subject to existing perfected Permitted Liens that would take priority over any liens granted in such assets under the Security Agreement.

Additional Parity Secured Debt

The indenture and the Security Documents provide that IWO Holdings may incur additional Parity Secured Debt in an amount not to exceed $30.0 million outstanding at any time. The Parity Secured Debt will rank pari passu in right of payment with the senior secured floating rate notes, will be guaranteed on a pari passu basis by each Guarantor, and will be secured by the Collateral equally and ratably with the senior secured floating rate notes.

Collateral Trust Agreement

The Guarantors entered into a collateral trust agreement with the trustee and the Collateral Trustee, which sets forth the terms on which the Collateral Trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all liens upon any property of IWO Escrow, IWO Holdings or any Guarantor at any time held by it, in trust for the benefit of the present and future holders of the Parity Secured Obligations. Any Sharing Eligible Debt Agent will become a party to the collateral trust agreement prior to the issuance of the applicable Sharing Eligible Debt.

Collateral Trustee

The Company appointed a Collateral Trustee under the collateral trust agreement to serve as the Collateral Trustee for the benefit of the holders of the senior secured floating rate notes and all Sharing Eligible Debt Obligations outstanding from time to time.

The Collateral Trustee holds (directly or through co-trustees, agents or sub-agents), and is entitled to enforce, all Liens on the Collateral created by the Security Documents.

Except as provided in the collateral trust agreement or as directed by an Act of Required Debtholders, in accordance with the collateral trust agreement, the Collateral Trustee is not obligated:

(1)	to act upon directions purported to be delivered to it by any Person;

(2)	to foreclose upon or otherwise enforce any Lien; or

(3)	to take any other action whatsoever with regard to any or all of the Security Documents, the Liens created thereby or the Collateral.

IWO Holdings delivered to each Secured Debt Representative copies of all Security Documents delivered to the Collateral Trustee.

Enforcement of Security Interests

If the Collateral Trustee at any time receives written notice that any event has occurred that constitutes a default under any Secured Debt Document entitling the Collateral Trustee to foreclose upon, collect or otherwise enforce its security interests thereunder, it will promptly deliver written notice thereof to each Secured Debt Representative. Thereafter, the Collateral Trustee may await direction by an Act of Required Debtholders and will act, or decline to act, as directed by an Act of Required Debtholders, in the exercise and enforcement of the Collateral Trustee's interests, rights, powers and remedies in respect of the Collateral or under the Security Documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Required Debtholders. Unless it has been directed to the contrary by an Act of Required Debtholders, the Collateral Trustee in any event may (but will not be obligated to) take or refrain from taking such action with respect to any default under any Secured Debt Document as it may deem advisable and in the best interest of the holders of Parity Secured Obligations.

Order of Application

The collateral trust agreement provides that if any Collateral is sold or otherwise realized upon by the Collateral Trustee in connection with any foreclosure, collection or other enforcement of security interests granted to the Collateral Trustee in the Security Documents, the proceeds received by the Collateral Trustee from such foreclosure, collection or other enforcement will be distributed by the Collateral Trustee in the following order of application:

FIRST, to the payment of all amounts payable under the collateral trust agreement on account of the Collateral Trustee's fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Collateral Trustee, the trustee or any co-trustee or agent in connection with any Security Document;

SECOND, to the respective Secured Debt Representatives for application to the Parity Secured Obligations equally and ratably until all Parity Secured Obligations have been paid in full in cash for distribution, to (1) in the case of senior secured floating rate notes, to the trustee for application pursuant to the indenture, and (2) in the case of Sharing Eligible Debt Obligations, to the Sharing Eligible Debt Agent for application pursuant to the terms of the credit agreement; and

THIRD, any surplus remaining after the payment in full in cash of all of the Parity Secured Obligations will be paid to IWO Escrow, IWO Holdings or the applicable Guarantor, as the case may be, its successors or assigns, or as a court of competent jurisdiction may direct.

If the trustee, any holder of senior secured floating rate notes, any Sharing Eligible Debt Agent or any holder of Sharing Eligible Debt Obligations collects or receives any proceeds of such foreclosure, collection or other enforcement, whether after the commencement of an insolvency or liquidation proceeding or otherwise, the trustee, such holder of senior secured floating rate notes, the Sharing Eligible Debt Agent or such holder of Sharing Eligible Debt Obligations, as the case may be, will promptly deliver the same to the Collateral Trustee, for the account of the holders of the Parity Secured Obligations, to be applied in accordance with the provisions set forth above. Until so delivered, such proceeds will be held by the trustee, the holder of senior secured floating rate notes, the Sharing Eligible Debt Agent or the holder of Sharing Eligible Debt Obligations, as the case may be, for the benefit of the holders of the other Parity Secured Obligations.

Release of Liens on Collateral

The Security Agreement provides that the Collateral Trustee's Liens upon the Collateral will be released:

(1)	in whole, upon (a) payment in full and discharge of all outstanding Parity Secured Debt and Parity Secured Obligations that are outstanding, due and payable at the time all of the Parity Secured Debt is paid in full and discharged and (b) termination or expiration of all commitments to extend credit under the Secured Debt Documents;

(2)	following the delivery of notice thereof and a certificate of an officer of IWO Holdings certifying that such sale, transfer or disposition complies with the terms and conditions of the indenture and the Security Agreement and the release of the Collateral will not result in a Default or Event of Default under the indenture, in connection with asset sales, transfers or dispositions that are permitted under the covenant described under the caption "—Repurchase at the Option of Holders—Asset Sales;"

(3)	if any Guarantor is released from its Guarantee in accordance with the terms of the indenture, that Guarantor's assets will also be released;

(4)	if any asset that is an Excluded Asset becomes subject to a Lien in favor of the Collateral Trustee, that Collateral will be released; and

(5)	as to any Collateral, if (a) consent to the release of that Collateral has been given by an Act of Required Debtholders, and (b) IWO Holdings has delivered an officers' certificate to the Collateral Trustee certifying that all such necessary consents have been obtained.

Release of Security Interests in Respect of Senior Secured Floating Rate Notes

The indenture and the collateral trust agreement provide that the Collateral Trustee's Liens upon the Collateral will no longer secure the senior secured floating rate notes outstanding under the indenture or any other obligations with respect to the senior secured floating rate notes, and the right of the holders of the senior secured floating rate notes to the benefits and proceeds of the Collateral Trustee's Liens on Collateral will terminate and be discharged:

(1)	upon payment in full of the principal of, and accrued and unpaid interest and premium, if any, and Liquidated Damages, if any, on the senior secured floating rate notes and the payment in full of all other obligations with respect to the senior secured floating rate notes that are due and payable at or prior to the time such principal, accrued and unpaid interest and premium are paid;

(2)	upon satisfaction and discharge of the indenture as set forth under the caption "—Satisfaction and Discharge"; or

(3)	upon defeasance of the senior secured floating rate notes in accordance with the provisions described below under the caption "—Legal Defeasance and Covenant Defeasance."

Permitted Ordinary Course Activities with Respect to the Collateral

Notwithstanding the foregoing, so long as such transaction would not violate the Trust Indenture Act, IWO Holdings and the Guarantors may, among other things, without any release or consent by the Trustee, conduct ordinary course activities with respect to Collateral, including (i) selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Security Documents which has become worn out, defective or obsolete or not used or useful in the business; (ii) abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the Security

Documents; (iii) surrendering or modifying any franchise, license or permit subject to the Lien of the Indenture or any of the Security Documents which it may own or under which it may be operating; (iv) altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; (v) granting a nonexclusive license of any intellectual property; (vi) selling, transferring or otherwise disposing of inventory in the ordinary course of business; (vii) selling, collecting, liquidating, factoring or otherwise disposing of accounts receivable in the ordinary course of business; (viii) making cash payments (including for the scheduled repayment of Indebtedness) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Indenture and the Security Documents; and (ix) abandoning any intellectual property which is no longer used or useful in the IWO Holdings's business. IWO Holdings must deliver to the Collateral Trustee, within 30 calendar days following the end of each six-month period ending on June 30 and December 31 of any year, an officers' certificate to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the Collateral Trustee was obtained in the ordinary course of IWO Holdings's and the Guarantors' business were not prohibited by the Indenture.

Notwithstanding anything to the contrary herein, IWO Holdings will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if it determines, in good faith based on advice of counsel, that under the terms of that section or any interpretation or guidance as to the meaning thereof of the SEC and its staff including "no action" letters or exemptive orders, that all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral.

Amendment of Security Documents

The collateral trust agreement provides that no amendment or supplement to the provisions of any Security Document will be effective without the approval of the Collateral Trustee acting as directed by an Act of Required Debtholders; provided that:

(1)	any amendment or supplement that has the effect solely of adding or maintaining Collateral, or preserving, perfecting or establishing the priority of the Liens thereon or the rights of the Collateral Trustee therein, or adding or maintaining any guarantee, will become effective when executed and delivered by the applicable obligor party thereto and the Collateral Trustee;

(2)	no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Parity Secured Debt:

(a)	to vote its outstanding Parity Secured Debt as to any matter described as subject to an Act of Required Debtholders or direction by the Required Noteholders (or amends the provisions of this clause (2) or the definition of "Act of Required Debtholders" or "Required Noteholders"),

(b)	to share in the order of application described above under "—Order of Application" in the proceeds of enforcement of or realization on any Collateral, or

(c)	to require that Liens securing Parity Secured Obligations be released only as set forth in the provisions described above under the caption "—Release of Liens on Collateral,"

will become effective without the additional consent of such holder; and

(3)	no amendment or supplement that imposes any obligation upon the Collateral Trustee or any Secured Debt Representative or adversely affects the rights of the Collateral Trustee or any Secured Debt Representative, respectively, in its individual capacity as such will become effective without the consent of the Collateral Trustee or such Secured Debt Representative, respectively.

Any amendment or supplement to the provisions of the Security Documents that releases Collateral will be effective only in accordance with the requirements set forth in the applicable Secured Debt Document referenced above under the caption "—Release of Liens on Collateral."

Certain Limitations on the Collateral

There can be no assurance that the proceeds of any sale of Collateral following an Event of Default would be sufficient to satisfy, or would not be substantially less than, amounts due on the senior secured floating rate notes and any other obligations secured by the Collateral.

With respect to some of the Collateral, the Collateral Trustee's security interest and ability to foreclose also will be limited by the need to meet certain requirements, such as obtaining third party consents and making additional filings. If IWO Holdings or the applicable Guarantor is unable to obtain these consents or make these filings, the security interests may be invalid and the holders will not be entitled to the Collateral or any recovery with respect thereto. These requirements may limit the number of potential bidders for certain Collateral in any foreclosure and may delay any sale, either of which events may have an adverse effect on the sale price of the Collateral. Therefore, the practical value of realizing on the Collateral may, without the appropriate consents and filings, be limited.

No appraisals of any of the Collateral have been prepared by or on behalf of IWO Holdings in connection with this offering. The value of the Collateral in the event of a liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. There also can be no assurance that the Collateral will be saleable and, even if saleable, the timing of its liquidation is uncertain.

The Collateral does not include any interests in any assets that constitute Excluded Assets. In addition, to the extent that Liens, rights and easements granted to third parties encumber real property owned or leased by IWO Holdings or any Guarantor on which Collateral is located, such third parties have or may exercise rights and remedies with respect to such real property that could adversely affect the value of the Collateral located at such site and the ability of the Collateral Trustee to realize or foreclose on Collateral at such site.

Accordingly, there can be no assurance that the proceeds of any sale of the Collateral under the indenture and the Security Agreement following an Event of Default would be sufficient to satisfy, or would not be substantially less than, amounts due on the senior secured floating rate notes and any other indebtedness secured by the Collateral. If the proceeds of any sale of the Collateral were not sufficient to repay all amounts due on the senior secured floating rate notes and any other indebtedness secured by the Collateral, the holders of the senior secured floating rate notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of IWO Holdings and the Guarantors.

Certain Bankruptcy Limitations

The right of the trustee to take possession and dispose of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against IWO Holdings or any Guarantor prior to the trustee having taken possession and disposed of the Collateral. Under the U.S. Bankruptcy Code, a secured creditor is prohibited from taking its security from a debtor in a bankruptcy case, or from disposing of security taken from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such Collateral) even though the debtor is in default under the applicable debt instruments; provided, that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the senior secured floating rate notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Trustee could repossess or dispose of the Collateral or whether or to what extent holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection."

Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the senior secured floating rate notes and any other indebtedness secured by such Collateral, the holders of the senior secured floating rate notes and such other indebtedness would hold secured claims to the extent of the value of the Collateral, and would hold unsecured claims with respect to any shortfall. Applicable U.S. bankruptcy laws do not permit the payment or accrual of post-petition interest, costs and attorneys' fees during a debtor's bankruptcy case unless the claims are over-secured or the debtor is solvent at the time of reorganization. In addition, if IWO Holdings or any Guarantor were to become the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain pre-petition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.

Optional Redemption

At any time prior to January 15, 2007, IWO Holdings may on any one or more occasions redeem up to 35% of the aggregate principal amount of senior secured floating rate notes issued under the indenture at a redemption price equal to 100% of the aggregate principal amount thereof plus a premium equal to the Applicable Eurodollar Rate in effect on the date on which notice of redemption is given, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) or a contribution to the common equity of IWO Holdings; provided that:

(1)	at least 65% of the aggregate principal amount of senior secured floating rate notes originally issued under the indenture (excluding notes held by IWO Holdings and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 45 days of the date of the closing of such sale of Equity Interests or contribution to the common equity of IWO Holdings.

(3)	Except pursuant to the preceding paragraphs, the senior secured floating rate notes will not be redeemable at IWO Holdings's option prior to January 15, 2007.

On or after January 15, 2007, IWO Holdings may redeem all or a part of the senior secured floating rate notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the senior secured floating rate notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 15 of the years indicated below, subject to the rights of holders of senior secured floating rate notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2007	102.000%
2008	101.000%
2009 and thereafter	100.000%

Unless IWO Holdings defaults in the payment of the redemption price, interest will cease to accrue on the senior secured floating rate notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

IWO Holdings is not required to make mandatory redemption or sinking fund payments with respect to the senior secured floating rate notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of senior secured floating rate notes will have the right to require IWO Holdings to repurchase all or any part (equal to $1,000 or an integral multiple of

$1,000) of that holder's senior secured floating rate notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, IWO Holdings will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of senior secured floating rate notes repurchased plus accrued and unpaid interest to the repurchase date plus accrued and unpaid Liquidated Damages, if any, to the repurchase date, subject to the rights of holders of senior secured floating rate notes on the relevant record date to receive interest due on the relevant interest payment date. Within ten days following any Change of Control, IWO Holdings will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. IWO Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the senior secured floating rate notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, IWO Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, IWO Holdings will, to the extent lawful:

(1)	accept for payment all senior secured floating rate notes or portions of senior secured floating rate notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all senior secured floating rate notes or portions of senior secured floating rate notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the senior secured floating rate notes properly accepted together with an officers' certificate stating the aggregate principal amount of senior secured floating rate notes or portions of senior secured floating rate notes being purchased by IWO Holdings.

The paying agent will promptly mail to each holder of senior secured floating rate notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the senior secured floating rate notes surrendered, if any. IWO Holdings will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require IWO Holdings to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the senior secured floating rate notes to require that IWO Holdings repurchase or redeem the senior secured floating rate notes in the event of a takeover, recapitalization or similar transaction.

IWO Holdings will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by IWO Holdings and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given under the indenture as described above under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of IWO Holdings and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of senior secured floating rate notes to require IWO Holdings to repurchase its notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of IWO Holdings and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	IWO Holdings or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by IWO Holdings or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on IWO Holdings's most recent consolidated balance sheet, of IWO Holdings or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the senior secured floating rate notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary agreement that releases IWO Holdings or such Restricted Subsidiary from further liability;

(b)	any securities, notes or other obligations received by IWO Holdings or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by IWO Holdings or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c)	any stock or assets of the kind referred to in clause (2) or clause (4) of the next paragraph of this covenant.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, IWO Holdings (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1)	to repay the senior secured floating rate notes, or to repay the senior secured floating rate notes and any other secured Indebtedness of IWO Holdings on a pro rata basis; or

(2)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business; provided that, in the case of an acquisition of Capital Stock, the Permitted Business is or, after giving effect to such acquisition of such Capital Stock, becomes a Restricted Subsidiary of IWO Holdings;

(3)	to make a capital expenditure; or

(4)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, IWO Holdings may temporarily reduce revolving credit borrowings, if any, or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." Within 30 days of the date on which the aggregate amount of Excess Proceeds exceeds $10.0 million, IWO Holdings will make an Asset Sale Offer to all holders of senior secured floating rate notes and all holders of other Indebtedness (including any senior discount notes then outstanding) that is pari passu with the senior secured floating rate notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of senior secured floating rate notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the aggregate principal amount of senior secured floating rate notes repurchased plus accrued and unpaid interest to the repurchase date plus accrued and unpaid Liquidated Damages, if any, to the repurchase date, and will be payable in cash. If any Excess Proceeds remain after completion of an Asset Sale Offer, IWO Holdings may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate purchase price of senior secured floating rate notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the senior secured floating rate notes and such other pari passu Indebtedness to be purchased on a pro rata basis (on the basis of purchase price). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

IWO Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of senior secured floating rate notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, IWO Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Selection and Notice

If less than all of the senior secured floating rate notes are to be redeemed at any time, the trustee will select senior secured floating rate notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No senior secured floating rate notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of senior secured floating rate notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the senior secured floating rate notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any senior secured floating rate note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new senior secured floating rate note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of senior secured floating rate notes upon cancellation of the original note. Senior secured floating rate notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on senior secured floating rate notes or portions of senior secured floating rate notes called for redemption.

Certain Covenants

Restricted Payments

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of IWO Holdings's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving IWO Holdings) or to the direct or indirect holders of IWO Holdings's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of IWO Holdings);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving IWO Holdings) any Equity Interests of IWO Holdings or any direct or indirect parent of IWO Holdings;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of IWO Holdings that is contractually subordinated to the senior secured floating rate notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among IWO Holdings and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	IWO Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable two-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by IWO Holdings and its Restricted Subsidiaries since the day following the Merger (excluding Restricted Payments permitted by clauses (2), (3), (5) and (6) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	100% of IWO Holdings's Consolidated Cash Flow for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the merger to the end of IWO Holdings's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment less the product of 1.5 times IWO Holdings's Consolidated Interest Expense for the same period; plus

(b)	100% of the aggregate net cash proceeds received by IWO Holdings since the date of the merger as a contribution to its common equity capital or from the issue or sale of Equity Interests of IWO Holdings (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of IWO Holdings that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of IWO Holdings); plus

(c)	to the extent that any Restricted Investment that was made after the date of the merger is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d)	to the extent that any Unrestricted Subsidiary of IWO Holdings designated as such after the date of the merger is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the Fair Market Value of IWO Holdings's Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

(e)	100% of any dividends received by IWO Holdings or a Restricted Subsidiary of IWO Holdings after the date of the merger from an Unrestricted Subsidiary of IWO Holdings.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of IWO Holdings) of, Equity Interests of IWO Holdings (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to IWO Holdings; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of IWO Holdings or any Guarantor that is contractually subordinated to the senior secured floating rate notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)	the repurchase, redemption, defeasance or other acquisition or retirement for value of any Equity Interests of IWO Holdings or any Restricted Subsidiary of IWO Holdings held by any current or former officer, director or employee of IWO Holdings or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, employment agreement, stock option agreement, shareholders' agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $500,000 in any twelve-month period;

(5)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options or the payment of income taxes due in connection with such exercise;

(6)	the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of IWO Holdings or any Restricted Subsidiary of IWO Holdings issued on or after the date of the merger in accordance with the Debt to Cash Flow Ratio test described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

(7)	additional Restricted Payments in an amount not to exceed $5.0 million.

The amount of all Restricted Payments other than cash will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by IWO Holdings or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of IWO Holdings whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $5.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and IWO Holdings will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that IWO Holdings may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and IWO Holdings's Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock, if IWO Holdings's Debt to Cash Flow Ratio immediately preceding the date on which such additional

Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been no greater than 7.0 to 1.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1)	the incurrence by IWO Holdings and its Restricted Subsidiaries of indebtedness represented by the senior discount notes and the related guarantees in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (1), not to exceed $140.0 million;

(2)	the incurrence by IWO Holdings and its Restricted Subsidiaries of Existing Indebtedness;

(3)	the incurrence by IWO Holdings and the Guarantors of Indebtedness represented by the senior secured floating rate notes and the related Note Guarantees to be issued on the date of the indenture and the exchange senior secured floating rate notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4)	the incurrence by IWO Holdings and its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings, vendor financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of IWO Holdings or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (1), (2), (3), (4), (5), (12) or (13) of this paragraph;

(6)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of intercompany Indebtedness between or among IWO Holdings and any of its Restricted Subsidiaries; provided, however, that:

(a)	if IWO Holdings or any Guarantor is the obligor on such Indebtedness and the payee is not IWO Holdings or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the senior secured floating rate notes, in the case of IWO Holdings, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than IWO Holdings or a Restricted Subsidiary of IWO Holdings and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either IWO Holdings or a Restricted Subsidiary of IWO Holdings, will be deemed, in each case, to constitute an incurrence of such Indebtedness by IWO Holdings or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of IWO Holdings's Restricted Subsidiaries to IWO Holdings or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than IWO Holdings or a Restricted Subsidiary of IWO Holdings; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either IWO Holdings or a Restricted Subsidiary of IWO Holdings,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)	the guarantee by IWO Holdings or any of the Guarantors of Indebtedness of IWO Holdings or any of its Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to the senior secured floating rate notes, then the Guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance and surety bonds in the ordinary course of business;

(11)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12)	Acquired Debt incurred at the time a Sprint PCS Affiliate is merged with or into, becomes a Restricted Subsidiary of, or transfers all or substantially all of its assets to IWO Holdings or any of its Restricted Subsidiaries, but only to the extent that IWO Holdings's Debt to Cash Flow Ratio immediately following such incurrence would decrease as compared to IWO Holdings's Debt to Cash Flow Ratio immediately prior to such incurrence; and

(13)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed $30.0 million.

IWO Holdings will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of IWO Holdings or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the senior secured floating rate notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of IWO Holdings solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness (or any portion thereof) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, IWO Holdings, in its sole discretion, shall classify such item of Indebtedness (or any such portion) on the date of its incurrence, and (except in the case of senior discount notes incurred in reliance on the exception provided by clause (1) of the definition of Permitted Debt) may later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the senior discount notes issued on the date on which the senior secured floating rate notes are first issued and authenticated under the indenture will be deemed to have been incurred in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in IWO Holdings's Consolidated Interest Expense as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that IWO Holdings or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person secured by such Lien.

Liens

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to IWO Holdings or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to IWO Holdings or any of its Restricted Subsidiaries;

(2)	make loans or advances to IWO Holdings or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to IWO Holdings or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and the senior discount notes as in effect on the date of the indenture, and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings thereof; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)	the indenture, the senior secured floating rate notes and the Note Guarantees, and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings thereof; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the indenture, the senior secured floating rate notes and the Note Guarantees on the date of such amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing;

(3)	agreements and instruments governing Indebtedness issued pursuant to clause (13) of the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant; provided that such encumbrances and restrictions are not materially more restrictive, taken as a whole, than those contained in the indenture, the senior secured floating rate notes and the Note Guarantees;

(4)	applicable law, rule, regulation or order;

(5)	any instrument governing Indebtedness or Capital Stock of a Person acquired by IWO Holdings or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(9)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10)	Liens permitted to be incurred under the provisions of the covenant described above under the caption "—Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of IWO Holdings's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

(12)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

IWO Holdings will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not IWO Holdings is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of IWO Holdings and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) IWO Holdings is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than IWO Holdings) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than IWO Holdings) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of IWO Holdings under the senior secured floating rate notes, the indenture and the registration rights agreement (if any) pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	IWO Holdings or the Person formed by or surviving any such consolidation or merger (if other than IWO Holdings), or to which such sale, assignment, transfer, conveyance or other disposition has been made, would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable two-quarter period, either (a) have a Debt to Cash Flow Ratio no higher than IWO Holdings's Debt to Cash Flow Ratio immediately prior to such transaction, or (b) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock."

In addition, IWO Holdings will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This "Merger, Consolidation or Sale of Assets" covenant will not apply to:

(1)	the merger of IWO Escrow with and into IWO Holdings in connection with the Reorganization;

(2)	a merger of IWO Holdings with an Affiliate solely for the purpose of reincorporating IWO Holdings in another jurisdiction;

(3)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among IWO Holdings and its Restricted Subsidiaries; or

(4)	any merger or consolidation of IWO Holdings with a corporation that, prior to such merger, (a) does not have any liabilities or significant assets other than cash and (b) was formed solely for the purpose of facilitating the formation of a holding company whose principal asset is the common stock of IWO Holdings.

Transactions with Affiliates

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of IWO Holdings (each, an "Affiliate Transaction"), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to IWO Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by IWO Holdings or such Restricted Subsidiary with an unrelated Person; and

(2)	IWO Holdings delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors of IWO Holdings set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of IWO Holdings; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion from an independent nationally recognized accounting or investment banking firm, or a firm experienced in the appraisal or similar review of similar types of transactions, that the financial terms of such transaction are fair to IWO Holdings or such Restricted Subsidiary from a financial point of view.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by IWO Holdings or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions between or among IWO Holdings and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of IWO Holdings) that is an Affiliate of IWO Holdings solely because IWO Holdings owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable directors' fees;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of IWO Holdings to Affiliates of IWO Holdings;

(6)	Restricted Payments and Permitted Investments that do not violate the provisions of the indenture described above under the caption "—Restricted Payments";

(7)	loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding; and

(8)	consummation of the Reorganization, including the merger.

Business Activities

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to IWO Holdings and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If IWO Holdings or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the date of the indenture, then that newly acquired or created Domestic Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of IWO Holdings may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by IWO Holdings and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by IWO Holdings. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of IWO Holdings may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of IWO Holdings as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of IWO Holdings as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," IWO Holdings will be in default of such covenant.

The Board of Directors of IWO Holdings may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of IWO Holdings; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of IWO Holdings of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the two-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of senior secured floating rate notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the senior secured floating rate notes unless such consideration is offered to be paid and is paid to all holders of the senior secured floating rate notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any senior secured floating rate notes are outstanding, IWO Holdings will furnish to the holders of senior secured floating rate notes or cause the trustee to furnish to the holders of senior secured floating rate notes, within the time periods specified in the SEC's rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if IWO Holdings were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if IWO Holdings were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on IWO Holdings's consolidated financial statements by IWO Holdings's certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, IWO Holdings will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, IWO Holdings is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, IWO Holdings will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. IWO Holdings will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept IWO Holdings's filings for any reason, IWO Holdings will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if IWO Holdings were required to file those reports with the SEC.

If IWO Holdings has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of IWO Holdings and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of IWO Holdings.

In addition, IWO Holdings and the Guarantors agree that, for so long as any senior secured floating rate notes remain outstanding, they will furnish to the holders of senior secured floating rate notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an "Event of Default":

(1)	default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the senior secured floating rate notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the senior secured floating rate notes;

(3)	failure by IWO Holdings or any of its Restricted Subsidiaries for 30 days to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," "—Certain Covenants—Restricted Payments," "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or "—Certain Covenants—Merger, Consolidation or Sale of Assets;"

(4)	failure by IWO Holdings or any of its Restricted Subsidiaries for 60 days after notice to IWO Holdings by the trustee or the holders of at least 25% in aggregate principal amount of the senior secured floating rate notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by IWO Holdings or any of its Restricted Subsidiaries (or the payment of which is guaranteed by IWO Holdings or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(6)	failure by IWO Holdings or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	default under any Indebtedness (other than the senior secured discount notes) that is secured by the Collateral, whether such Indebtedness now exists or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default;

(b)	results in the acceleration of such Indebtedness prior to its express maturity; or

(c)	otherwise entitles the Collateral Trustee, without the consent of the holders of the senior secured floating rate notes, to foreclose upon, collect or otherwise enforce its security interests thereunder;

(8)	failure by IWO Escrow to comply with any material term of the escrow and security agreement that is not cured within 10 days;

(9)	the escrow and security agreement, the Security Agreement, or any other Security Document, or any Lien purported to be granted thereby, on the escrow account, the cash or Government Securities therein, or the Collateral is held in any judicial proceeding to be unenforceable or invalid, in whole or in part, or ceases for any reason (other than pursuant to a release that is delivered or becomes effective as set forth in the indenture or, in the case of the escrow account and the cash and Government Securities therein, pursuant to the terms of the escrow and security agreement) to be fully enforceable and perfected;

(10)	except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(11)	other than as contemplated by the Reorganization, certain events of bankruptcy or insolvency described in the indenture with respect to IWO Holdings or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to IWO Holdings, any Restricted Subsidiary of IWO Holdings that is a Significant Subsidiary or any group of Restricted Subsidiaries of IWO Holdings that, taken together, would constitute a Significant Subsidiary, all outstanding senior secured floating rate notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding senior secured floating rate notes may declare all the senior secured floating rate notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding senior secured floating rate notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the senior secured floating rate notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of senior secured floating rate notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a senior secured floating rate note may pursue any remedy with respect to the indenture or the senior secured floating rate notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding senior secured floating rate notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding senior secured floating rate notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding senior secured floating rate notes by notice to the trustee may, on behalf of the holders of all of the senior secured floating rate notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the senior secured floating rate notes.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of IWO Holdings with the intention of avoiding payment of the premium that IWO Holdings would have had to pay if IWO Holdings then had elected to redeem the senior secured floating rate notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the senior secured floating rate notes. If an Event of Default occurs prior to January 15, 2007, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of IWO Holdings with the intention of avoiding the prohibition on redemption of the senior secured floating rate notes prior to January 15, 2007, then an additional premium specified in the indenture will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the senior secured floating rate notes.

IWO Holdings is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, IWO Holdings is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of IWO Escrow, IWO Holdings or any Guarantor, as such, will have any liability for any obligations of IWO Escrow, IWO Holdings or the Guarantors under the senior secured floating rate notes, the indenture, or the Note Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of senior secured floating rate notes by accepting a senior secured floating rate note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the senior secured floating rate notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

IWO Holdings may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers' certificate, elect to have all of its obligations discharged with respect to the outstanding senior secured floating rate notes and all obligations of the Guarantors discharged with respect to their Note Guarantees ("Legal Defeasance") except for:

(1)	the rights of holders of outstanding senior secured floating rate notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such senior secured floating rate notes when such payments are due from the trust referred to below;

(2)	IWO Holdings's obligations with respect to the senior secured floating rate notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and IWO Holdings's and the Guarantors' obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, IWO Holdings may, at its option and at any time, elect to have the obligations of IWO Holdings and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the senior secured floating rate notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the senior secured floating rate notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	IWO Holdings must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the senior secured floating rate notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest, premium and Liquidated Damages, if any, on, the outstanding senior secured floating rate notes on the stated dates for payment thereof or on the applicable redemption date, as the case may be, and IWO Holdings must specify whether the senior secured floating rate notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, IWO Holdings must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) IWO Holdings has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding senior secured floating rate notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, IWO Holdings must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding senior secured floating rate notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which IWO Holdings or any Guarantor is a party or by which IWO Holdings or any Guarantor is bound;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which IWO Holdings or any of its Subsidiaries is a party or by which IWO Holdings or any of its Subsidiaries is bound;

(6)	IWO Holdings must deliver to the trustee an officers' certificate stating that the deposit was not made by IWO Holdings with the intent of preferring the holders of senior secured floating rate notes over the other creditors of IWO Holdings with the intent of defeating, hindering, delaying or defrauding any creditors of IWO Holdings or others; and

(7)	IWO Holdings must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the senior secured floating rate notes and the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the senior secured floating rate notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, senior secured floating rate notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the senior secured floating rate notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding senior secured floating rate notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, senior secured floating rate notes).

Without the consent of each holder of senior secured floating rate notes affected, an amendment, supplement or waiver may not (with respect to any senior secured floating rate notes held by a non-consenting holder):

(1)	reduce the principal amount of senior secured floating rate notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any senior secured floating rate note or alter the provisions with respect to the redemption of the senior secured floating rate notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any senior secured floating rate note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest, premium, or Liquidated Damages, if any, on, the senior secured floating rate notes (except a rescission of acceleration of the senior secured floating rate notes by the holders of at least a majority in aggregate principal amount of the then outstanding senior secured floating rate notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any senior secured floating rate note payable in money other than that stated in the senior secured floating rate notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of senior secured floating rate notes to receive payments of principal of, or interest, premium or Liquidated Damages, if any, on, the senior secured floating rate notes;

(7)	waive a redemption payment with respect to any senior secured floating rate note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture;

(9)	except as otherwise provided by the indenture and the Security Documents, release any Collateral from the Lien of the indenture and the Security Documents; or

(10)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of senior secured floating rate notes, IWO Holdings, the Guarantors and the trustee may amend or supplement the indenture, the senior secured floating rate notes and the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of IWO Holdings's or a Guarantor's obligations to holders of senior secured floating rate notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of IWO Holdings's or such Guarantor's assets;

(4)	to make any change that would provide any additional rights or benefits to the holders of senior secured floating rate notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the senior secured floating rate notes or the Note Guarantees to any provision of this "Description of Senior Secured Floating Rate Notes" to the extent that such provision in this "Description of Senior Secured Floating Rate Notes" was intended to be a verbatim recitation of a provision of the indenture, the senior secured floating rate notes or the Note Guarantees;

(7)	to provide for the issuance of additional senior secured floating rate notes in accordance with the limitations set forth in the indenture;

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the senior secured floating rate notes;

(9)	to add additional assets as Collateral or to release Collateral from the Liens securing Obligations as permitted or required by the Security Agreement or the indenture.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all senior secured floating rate notes issued thereunder, when:

(1)	either:

(a)	all senior secured floating rate notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to IWO Holdings, have been delivered to the trustee for cancellation; or

(b)	all senior secured floating rate notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and IWO Holdings or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the senior secured floating rate notes not delivered to the trustee for cancellation for principal, premium, Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which IWO Holdings or any Guarantor is a party or by which IWO Holdings or any Guarantor is bound;

(3)	IWO Holdings and the Guarantors have paid or caused to be paid all sums payable under the indenture; and

(4)	IWO Holdings has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the senior secured floating rate notes at maturity or on the redemption date, as the case may be.

In addition, IWO Holdings must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of IWO Holdings or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding senior secured floating rate notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of senior secured floating rate notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture, registration rights agreement, escrow and security agreement and Security Documents without charge by writing to IWO Holdings, Inc., 52 Corporate Circle, Albany, NY 12203.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. IWO Holdings takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised IWO Holdings that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised IWO Holdings that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have senior secured floating rate notes registered in their names, will not receive physical delivery of senior secured floating rate notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest, premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, IWO Holdings and the trustee will treat the Persons in whose names the senior secured floating rate notes, including the Global Notes, are registered as the owners of the senior secured floating rate notes for the purpose of receiving payments and for all other purposes. Consequently, neither IWO Holdings, the trustee nor any agent of IWO Holdings or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised IWO Holdings that its current practice, upon receipt of any payment in respect of securities such as the senior secured floating rate notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of senior secured floating rate notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or IWO Holdings. Neither IWO Holdings nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the senior secured floating rate notes, and IWO Holdings and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to transfer restrictions, transfers between the Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the senior secured floating rate notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised IWO Holdings that it will take any action permitted to be taken by a holder of senior secured floating rate notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the senior secured floating rate notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the senior secured floating rate notes, DTC reserves the right to exchange the Global Notes for legended senior secured floating rate notes in certificated form, and to distribute such senior secured floating rate notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of IWO Holdings, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies IWO Holdings that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, IWO Holdings fails to appoint a successor depositary;

(2)	IWO Holdings, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the senior secured floating rate notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such senior secured floating rate notes.

Same Day Settlement and Payment

IWO Holdings will make payments in respect of the senior secured floating rate notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. IWO Holdings will make all payments of principal, interest, premium, if any, and

Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. The senior secured floating rate notes represented by the Global Notes are expected to be eligible to trade in The PORTALSM Market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such senior secured floating rate notes will, therefore, be required by DTC to be settled in immediately available funds. IWO Holdings expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised IWO Holdings that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

"Act of Required Debtholders" means, as to any matter at any time, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of more than 50% of the sum of (i) the aggregate principal amount of all Parity Secured Debt then outstanding (including outstanding letters of credit whether or not then drawn) and (ii) other than in connection with the exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute outstanding Parity Secured Debt, voting together as a single class. For purposes of this definition, Parity Secured Debt registered in the name of, or beneficially owned by, IWO Escrow, IWO Holdings or any Guarantor shall be deemed to be not outstanding.

"Acquired Debt" means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

"Annualized Consolidated Cash Flow" of any specified Person as of any date of determination means two times the Consolidated Cash Flow of such Person for the most recently ended two-quarter period for which internal financial statements are available.

"Asset Sale" means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of IWO

Holdings and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of IWO Holdings's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2)	a transfer of assets between or among IWO Holdings and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of IWO Holdings to IWO Holdings or to a Restricted Subsidiary of IWO Holdings;

(4)	the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents; and

(6)	a Restricted Payment that does not violate the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment.

"Applicable Eurodollar Rate" means, for each quarterly period during which any floating rate note is outstanding subsequent to the initial quarterly period, 375 basis points over the rate determined by IWO Escrow, if such determination is made prior to the consummation of the Reorganization, or by IWO Holdings if such determination is made after the consummation of the Reorganization (notice of such rate to be sent to the trustee on the date of determination thereof) equal to the applicable British Bankers' Association LIBOR rate for deposits in U.S. dollars for a period of three months as reported by any generally recognized financial information service as of 11:00 a.m. (London time) two business days prior to the first day of such quarterly period; provided that, if no such British Bankers' Association LIBOR rate is available at the time of such determination, the Applicable Eurodollar Rate for the relevant quarterly period shall instead be the rate at which Bear, Stearns & Co. Inc. or one of its affiliate banks offers to place deposits in U.S. dollars with first-class banks in the London interbank market for a period of three months at approximately 11:00 a.m. (London time) two business days prior to the first day of such quarterly period, in amounts equal to $1.0 million.

"Asset Sale Offer" has the meaning assigned to that term in the indenture governing the senior secured floating rate notes.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"Board of Directors" means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

"Capital Stock" means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

"Cash Equivalents" means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody's or S&P and, in each case, maturing within six months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"Change of Control" means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of IWO Holdings and its Restricted Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder;

(2)	the adoption of a plan relating to the liquidation or dissolution of IWO Holdings;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) other than a Permitted Holder becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of IWO Holdings, measured by voting power rather than number of shares (provided that for the purposes of making any such determination, any person 50% or more of whose Capital Stock is owned by any other person shall be disregarded); or

(4)	after an initial public offering of IWO Holdings or any direct or indirect parent of IWO Holdings, the first day on which a majority of the members of the Board of Directors of IWO Holdings are not Continuing Directors.

"Change of Control Offer" has the meaning assigned to that term in the indenture governing the senior secured floating rate notes.

"Collateral" has the meaning set forth under "—Security"

"Collateral Trustee" means the Collateral Trustee for the benefit of the holders of the senior secured floating rate notes and the other Parity Secured Obligations under the Security Agreement and the Collateral Trust Agreement, which shall initially be .

"Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that such Consolidated Interest Expense was deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period), and non-recurring expenses incurred in connection with the Reorganization, of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and non-cash and non-recurring expenses were deducted in computing such Consolidated Net Income; minus

(5)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of IWO Holdings will be added to Consolidated Net Income to compute Consolidated Cash Flow of IWO Holdings only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to IWO Holdings by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

"Consolidated Indebtedness" means, with respect to any specified Person as of any date of determination, the sum, without duplication, of:

(1)	the total amount of Indebtedness of such Person and its Restricted Subsidiaries: plus

(2)	the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries; plus

(3)	the aggregate liquidation value of all Disqualified Stock of such Person and any of its Restricted Subsidiaries that have Guaranteed the Indebtedness of such Person and all preferred stock of the Restricted Subsidiaries of such Person, in each case, on a consolidated basis and determined in accordance with GAAP.

"Consolidated Interest Expense" means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of IWO Holdings (other than Disqualified Stock) or to IWO Holdings or a Restricted Subsidiary of IWO Holdings, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the cumulative effect of a change in accounting principles will be excluded; and

(4)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of IWO Holdings who:

(1)	was a member of such Board of Directors on the date of the Merger (after giving effect thereto); or

(2)	was nominated for election or elected to such Board of Directors thereafter with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

"Debt to Cash Flow Ratio" means, with respect to any specified Person as of any date of determination, the ratio of (a) the Consolidated Indebtedness of such Person as of such date to (b) the Annualized Consolidated Cash Flow of such Person determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by such Person and its Restricted Subsidiaries from the beginning of such two-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions (and related financing transactions) had occurred at the beginning of such two-quarter period.

In addition, for purposes of calculating the Debt to Cash Flow Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the two-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Debt to Cash Flow Ratio is made (the "Calculation Date") will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the two-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such two-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such two-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the senior secured floating rate notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require IWO Holdings to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that IWO Holdings may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that IWO Holdings and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

"Domestic Restricted Subsidiary" means any Restricted Subsidiary that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of IWO Holdings.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Assets" has the meaning set forth under "—Security."

"Existing Indebtedness" means Indebtedness of IWO Holdings and its Subsidiaries in existence on the date of the indenture (after giving effect to the application of the net proceeds of the issuance of the senior secured floating rate notes and the senior discount notes originally issued on the date of the indenture), until such amounts are repaid.

"Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of IWO Holdings (unless otherwise provided in the indenture).

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

"Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

"Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

"Guarantors" means each Subsidiary of IWO Holdings that executes a Note Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

"Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

"Immaterial Subsidiary" means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of IWO Holdings.

"Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker's acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If IWO Holdings or any Restricted Subsidiary of IWO Holdings sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of IWO Holdings such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of IWO Holdings, IWO Holdings will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of IWO Holdings's Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." The acquisition by IWO Holdings or any Restricted Subsidiary of IWO Holdings of a Person that holds an Investment in a third Person will be deemed to be an Investment by IWO Holdings or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

"Liquidated Damages" means all liquidated damages then owing pursuant to the registration rights agreement.

"Merger" means, the merger of IWO Escrow with and into IWO Holdings immediately upon the consummation of the Reorganization.

"Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

"Net Proceeds" means the aggregate cash proceeds received by IWO Holdings or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

"Non-Recourse Debt" means Indebtedness:

(1)	as to which neither IWO Holdings nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of IWO Holdings or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of IWO Holdings or any of its Restricted Subsidiaries.

"Note Guarantee" means the Guarantee by each Guarantor of IWO Holdings's obligations under the indenture and the senior secured floating rate notes, executed pursuant to the provisions of the indenture.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness (including, without limitation, interest accruing at the then applicable rate provided in such documentation after the maturity of such Indebtedness and interest accruing at the then applicable rate provided in such documentation after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization, or like proceeding, relating to IWO Holdings or any Restricted Subsidiary, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding).

"Parity Secured Debt" means:

(1)	the senior secured floating rate notes;

(2)	Sharing Eligible Debt, up to a maximum principal amount of $30 million at any time outstanding, that (a) is designated by IWO Holdings, in an officers' certificate delivered to the collateral trustee on or before the date of incurrence of such Indebtedness or a definitive binding commitment to lend or advance such Indebtedness, as entitled to share on a pro rata basis in the benefits and proceeds of all Liens held by the collateral trustee in the Collateral and (b) for which the Sharing Eligible Debt Agent has executed a joinder agreement to the Collateral Trust Agreement; and

(3)	Hedging Obligations in respect of items in clauses (1) and (2) above; provided that for purposes of the definition of "Action of Required Noteholders" and "Secured Debt Default," Hedging Obligations shall not be deemed to be part of "Parity Secured Debt."

"Parity Secured Obligations" means collectively, all Obligations in respect of the senior secured floating rate notes and the Sharing Eligible Debt.

"Permitted Business" means the lines of business conducted by IWO Holdings and its Restricted Subsidiaries on the date of the indenture and any businesses similar, related, incidental or ancillary thereto or that constitutes a reasonable extension or expansion thereof.

"Permitted Holder" means:

(1)	any Beneficial Owner of more than 5% of IWO Holdings's Equity Interests immediately following the Reorganization;

(2)	any Affiliate or immediate family member (in the case of an individual) of any Person referred to in clause (1);

(3)	any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons Beneficially Owning an 80% or more controlling interest of which consist of any one or more Persons referred to in clause (1) or (2); or

(4)	Sprint Corporation, any Sprint PCS Affiliate, and any Affiliate of Sprint Corporation or any Sprint PCS Affiliate.

"Permitted Investments" means:

(1)	any Investment in IWO Holdings or in a Restricted Subsidiary of IWO Holdings;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by IWO Holdings or any Restricted Subsidiary of IWO Holdings in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of IWO Holdings; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, IWO Holdings or a Restricted Subsidiary of IWO Holdings;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of IWO Holdings;

(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of IWO Holdings or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees made in the ordinary course of business of IWO Holdings or any Restricted Subsidiary of IWO Holdings in an aggregate principal amount not to exceed $2.0 million at any one time outstanding; and

(9)	Investments in prepaid expenses, negotiable instruments held for collection, and lease, utility and workers compensation, performance and other similar deposits.

"Permitted Liens" means:

(1)	Liens securing Indebtedness and other Obligations that were incurred pursuant to clause (13) of the definition of Permitted Debt or securing Hedging Obligations related thereto; provided however, that all payments due under the indenture and the senior secured floating rate notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien;

(2)	Liens in favor of IWO Holdings or the Guarantors;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with IWO Holdings or any Subsidiary of IWO Holdings; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with IWO Holdings or the Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by IWO Holdings or any Subsidiary of IWO Holdings; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens created for the benefit of (or to secure) the senior secured floating rate notes, the exchange senior secured floating rate notes or the Note Guarantees or securing Hedging Obligations related thereto;

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens, other than Liens securing Indebtedness for money borrowed, that may arise under IWO Holdings's management and services agreement with Sprint Spectrum L.P. and its Affiliates;

(14)	Liens arising from leases, subleases, licenses or other similar rights that do not interfere with the ordinary course of the business of IWO Holdings and its Restricted Subsidiaries;

(15)	Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit;

(16)	Liens existing under the escrow and security agreement; and

(17)	Liens incurred in the ordinary course of business of IWO Holdings or any Subsidiary of IWO Holdings with respect to obligations that do not exceed $5.0 million at any one time outstanding.

"Permitted Refinancing Indebtedness" means any Indebtedness of IWO Holdings or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of IWO Holdings or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the senior secured floating rate notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the senior secured floating rate notes on terms at least as favorable to the holders of senior secured floating rate notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by IWO Holdings or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"Reorganization" means the consummation of the Chapter 11 bankruptcy proceeding commenced by IWO Holdings in the United States Bankruptcy Court for the District of Delaware for the purpose of effecting a court-administered reorganization of IWO Holdings.

"Required Noteholders" means, at any time, the holders of a majority in aggregate principal amount of the senior secured floating rate notes then outstanding, voting together as a single class.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

"Secured Debt Documents" means, collectively, the indenture, the Security Documents, and all other agreements in connection with the Sharing Eligible Debt.

"Secured Debt Representative" means, in the case of the senior secured floating rate notes, the trustee, and in the case of any Sharing Eligible Debt, the applicable Sharing Eligible Debt Agent.

"Security Agreement" means the Security Agreement, dated the date of the indenture, made by IWO Escrow and other grantors party thereto from time to time in favor of the Collateral Trustee, as amended or supplemented from time to time in accordance with its terms.

"Security Documents" means the collateral trust agreement, all security agreements, pledge agreements, control agreements, collateral assignments, mortgages, deed of trust or other grants or transfers for security or agreements related thereto executed and delivered by IWO Escrow, IWO Holdings or any Guarantor creating (or purporting to create) or perfecting a Lien upon Collateral in favor of the collateral trustee to secure Parity Secured Obligations, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time.

"Sharing Eligible Debt" means any Indebtedness incurred pursuant to clause (13) of the definition of Permitted Debt and Hedging Obligations related thereto.

"Sharing Eligible Debt Agent" means, at any time in respect of the Sharing Eligible Debt, the Person serving at such time as the "Agent," "Administrative Agent," "Collateral Agent," "Collateral Trustee" or "Counterparty" under such Sharing Eligible Debt or any other representative then most recently designated in accordance with the applicable provisions of the Sharing Eligible Debt, together with its successors in such capacity.

"Sharing Eligible Debt Obligations" means all Obligations under the Sharing Eligible Debt.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

"Sprint PCS Affiliate" means any Person whose sole or predominant business is operating a personal communications services business pursuant to arrangements with Sprint Spectrum L.P. or its Affiliates, or their successors, similar to IWO Holdings's management and services agreements with Sprint Spectrum L.P. and its Affiliates.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"Unrestricted Subsidiary" means any Subsidiary of IWO Holdings that is designated by the Board of Directors of IWO Holdings as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption "—Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with IWO Holdings or any Restricted Subsidiary of IWO Holdings unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to IWO Holdings or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of IWO Holdings;

(3)	is a Person with respect to which neither IWO Holdings nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of IWO Holdings or any of its Restricted Subsidiaries.

"Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

DESCRIPTION OF EXCHANGE DISCOUNT NOTES

You can find the definitions of certain terms used in this description under the subheading "—Certain Definitions." In this description, "IWO Escrow" refers to IWO Escrow Company, and, unless the context requires otherwise, "IWO Holdings" refers to IWO Holdings, Inc. (but not to its subsidiaries) after giving effect to the Merger.

The initial discount notes and the exchange discount notes, as the case may be, are referred to as the "senior discount notes" in this description.

IWO Escrow issued the senior discount notes under an indenture among itself and U.S. Bank National Association, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the senior discount notes included those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. Upon the completion of the Merger on February 10, 2005, IWO Holdings assumed all obligations of IWO Escrow under the senior discount notes and under the related indenture.

The following description is a summary of the material provisions of the indenture and the Security Documents. It does not restate those agreements in their entirety. We urge you to read the indenture and the Security Documents because they, and not this description, define your rights as holders of the senior discount notes. Copies of the indenture and the escrow and security agreement are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Senior Discount Notes and the Note Guarantees

The Senior Discount Notes

Prior to the completion of the Merger, the senior discount notes:

•	were senior obligations of IWO Escrow; and

•	were secured by a first priority security interest in the escrow account and all deposits therein, which will be subject to the sole control of the trustee.

Upon completion of the Merger on February 10, 2005, the senior discount notes:

•	became senior unsecured obligations of IWO Holdings;

•	became pari passu in right of payment with all existing and future unsecured senior indebtedness of IWO Holdings;

•	became senior in right of payment to any future subordinated indebtedness of IWO Holdings; and

•	became unconditionally guaranteed by the Guarantors.

However, the senior discount notes are effectively subordinated to all borrowings under the senior secured floating rate notes, which are secured by substantially all of the assets of IWO Holdings and the Guarantors, and by any future secured indebtedness of IWO Holdings. See "Risk Factors—Risks Relating to the Notes—Your right to receive payments on the senior discount notes is effectively subordinated to the rights of our existing and future secured creditors."

The Note Guarantees

Upon the completion of the Merger on February 10, 2005, the senior discount notes were guaranteed by all of IWO Holdings's Restricted Subsidiaries.

Each guarantee of the senior discount notes:

•	is a general unsecured obligation of the Guarantor;

•	is pari passu in right of payment with all existing and future unsecured senior indebtedness of the Guarantor; and

•	is senior in right of payment to any future subordinated indebtedness of the Guarantor.

However, the guarantees are effectively subordinated to the guarantees of the senior secured floating rate notes, which are secured by substantially all of the assets of IWO Holdings and the Guarantors, and to any future secured indebtedness of the Guarantors. See "Risk Factors—Risks Related to the Notes—Your right to receive payments on the senior discount notes is effectively subordinated to the rights of our existing and future secured creditors."

As of February 10, 2005, all of IWO Holdings's Subsidiaries were "Restricted Subsidiaries." However, under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we are permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the senior discount notes.

Principal, Maturity and Interest

IWO Escrow issued $140 million in aggregate principal amount at maturity of senior discount notes in the offering on January 6, 2005. IWO Holdings may issue additional senior discount notes under the indenture from time to time after this offering. Any issuance of additional senior discount notes is subject to all of the covenants in the indenture, including the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The senior discount notes and any additional senior discount notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The senior discount notes will be issued in denominations of $1,000 and integral multiples of $1,000. The senior discount notes will mature on January 15, 2015.

No interest will accrue on the senior discount notes prior to January 15, 2010. Instead, the Accreted Value of each senior discount note will increase (representing amortization of original issue discount) from the date of original issuance to, but not including, January 15, 2010 at a rate of 10.75% per annum, calculated on a semi-annual basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value of the senior discount notes on January 15, 2010 will be equal to the principal amount at maturity of the senior discount notes. Beginning January 15, 2010, interest on the senior discount notes will accrue at the rate of 10.75% per annum and will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2010. Interest on overdue principal, interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the senior discount notes. IWO Holdings will make each interest payment to the holders of record on the January 1 and July 1 immediately preceding the applicable interest payment date.

Interest on the senior discount notes will accrue from January 15, 2010 or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Senior Discount Notes

If a holder of senior discount notes has given wire transfer instructions to IWO Holdings, IWO Holdings will pay all principal, interest, premium and Liquidated Damages, if any, on that holder's senior discount notes in accordance with those instructions. All other payments on the senior discount notes will be made at the office or agency of the paying agent and registrar unless IWO Holdings elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Senior Discount Notes

The trustee acts as paying agent and registrar. IWO Holdings may change the paying agent or registrar without prior notice to the holders of the senior discount notes, and IWO Holdings or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange senior discount notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of senior discount notes. Holders will be required to pay all taxes due on transfer. IWO Holdings will not be required to transfer or exchange any senior discount note selected for redemption. Also, IWO Holdings will not be required to transfer or exchange any senior discount note for a period of 15 days before a selection of senior discount notes to be redeemed.

Note Guarantees

The senior discount notes are guaranteed by each of IWO Holdings's current and future Restricted Subsidiaries. The Note Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee are limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Risks Related to the Notes—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors."

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than IWO Holdings or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) IWO Holdings or a Restricted Subsidiary of IWO Holdings, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) IWO Holdings or a Restricted Subsidiary of IWO Holdings, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

(3)	if IWO Holdings designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)	upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge."

Optional Redemption

At any time prior to January 15, 2008, IWO Holdings may on any one or more occasions redeem up to 35%, or 100% but not less than 100%, of the aggregate principal amount at maturity of senior discount notes issued under the indenture at a redemption price equal to 110.75% of the Accreted Value thereof, plus accrued and unpaid Liquidated Damages, if any, to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) or a contribution to the common equity of IWO Holdings; provided that:

(1)	at least 65% of the aggregate principal amount at maturity of senior discount notes originally issued under the indenture (excluding senior discount notes held by IWO Holdings and its Subsidiaries) or none of the senior discount notes, as the case may be, remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 45 days of the date of the closing of such sale of Equity Interests or contribution to the common equity of IWO Holdings.

Except pursuant to the preceding paragraphs, the senior discount notes will not be redeemable at IWO Holdings's option prior to January 15, 2010.

On or after January 15, 2010, IWO Holdings may redeem all or a part of the senior discount notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the senior discount notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 15 of the years indicated below, subject to the rights of holders of senior discount notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2010	105.375%
2011	103.583%
2012	101.792%
2013 and thereafter	100.000%

Unless IWO Holdings defaults in the payment of the redemption price, interest will cease to accrue on the senior discount notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

Except as set forth under the caption "—Escrow of Proceeds; Special Mandatory Redemption," IWO Holdings is not required to make mandatory redemption or sinking fund payments with respect to the senior discount notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of senior discount notes will have the right to require IWO Holdings to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's senior discount notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, IWO Holdings will offer a Change of Control Payment in cash equal to 101% of the Accreted Value of senior discount notes repurchased (if prior to January 15, 2010) or 101% of the aggregate principal amount of senior discount notes repurchased plus accrued and unpaid interest to the repurchase date (if on or after January 15, 2010), in each case plus accrued and unpaid Liquidated Damages, if any, to the repurchase date, subject to the rights of holders of senior discount notes on the relevant record date to receive interest due on the relevant interest payment date. Within ten days following any Change of Control, IWO Holdings will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. IWO Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the senior discount notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, IWO Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, IWO Holdings will, to the extent lawful:

(1)	accept for payment all senior discount notes or portions of senior discount notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all senior discount notes or portions of senior discount notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the senior discount notes properly accepted together with an officers' certificate stating the aggregate principal amount of senior discount notes or portions of senior discount notes being purchased by IWO Holdings.

The paying agent will promptly mail to each holder of senior discount notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the senior discount notes surrendered, if any. IWO Holdings will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require IWO Holdings to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the senior discount notes to require that IWO Holdings repurchase or redeem the senior discount notes in the event of a takeover, recapitalization or similar transaction.

IWO Holdings will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by IWO Holdings and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of IWO Holdings and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of senior discount notes to require IWO Holdings to repurchase its notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of IWO Holdings and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	IWO Holdings or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by IWO Holdings or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on IWO Holdings's most recent consolidated balance sheet, of IWO Holdings or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the senior discount notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary agreement that releases IWO Holdings or such Restricted Subsidiary from further liability;

(b)	any securities, notes or other obligations received by IWO Holdings or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by IWO Holdings or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c)	any stock or assets of the kind referred to in clause (2) or clause (4) of the next paragraph of this covenant.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, IWO Holdings (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1)	to repay any senior secured indebtedness of IWO Holdings;

(2)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business; provided that, in the case of an acquisition of Capital Stock, the Permitted Business is or, after giving effect to such acquisition of such Capital Stock, becomes a Restricted Subsidiary of IWO Holdings;

(3)	to make a capital expenditure; or

(4)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, IWO Holdings may temporarily reduce revolving credit borrowings, if any, or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." Within 30 days of the date on which the aggregate amount of Excess Proceeds exceeds $10.0 million, IWO Holdings will make an Asset Sale Offer to all holders of senior discount notes and all holders of other Indebtedness (including any senior secured floating rate notes then outstanding) that is pari passu with the senior discount notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of senior discount notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the Accreted Value of senior discount notes repurchased (if prior to January 15, 2010) or 100% of the aggregate principal amount of senior discount notes repurchased plus accrued and unpaid interest to the repurchase date (if on or after January 15, 2010), in each case plus accrued and unpaid Liquidated Damages, if any, to the repurchase date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, IWO Holdings may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate purchase price of senior discount notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the senior discount notes and such other pari passu Indebtedness to be purchased on a pro rata basis (on the basis of purchase price). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

IWO Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of senior discount notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, IWO Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Selection and Notice

If less than all of the senior discount notes are to be redeemed at any time, the trustee will select senior discount notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No senior discount notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of senior discount notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the senior discount notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any senior discount note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new senior discount note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of senior discount notes upon cancellation of the original note. Senior discount notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on senior discount notes or portions of senior discount notes called for redemption.

Certain Covenants

Restricted Payments

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of IWO Holdings's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving IWO Holdings) or to the direct or indirect holders of IWO Holdings's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of IWO Holdings);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving IWO Holdings) any Equity Interests of IWO Holdings or any direct or indirect parent of IWO Holdings;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of IWO Holdings that is contractually subordinated to the senior discount notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among IWO Holdings and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	IWO Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable two-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by IWO Holdings and its Restricted Subsidiaries since the day following the merger (excluding Restricted Payments permitted by clauses (2), (3), (5) and (6) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	100% of IWO Holdings's Consolidated Cash Flow for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the merger to the end of IWO Holdings's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment less the product of 1.5 times IWO Holdings's Consolidated Interest Expense for the same period; plus

(b)	100% of the aggregate net cash proceeds received by IWO Holdings since the date of the merger as a contribution to its common equity capital or from the issue or sale of Equity Interests of IWO Holdings (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of IWO Holdings that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of IWO Holdings); plus

(c)	to the extent that any Restricted Investment that was made after the date of the merger is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d)	to the extent that any Unrestricted Subsidiary of IWO Holdings designated as such after the date of the merger is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the Fair Market Value of IWO Holdings's Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

(e)	100% of any dividends received by IWO Holdings or a Restricted Subsidiary of IWO Holdings after the date of the merger from an Unrestricted Subsidiary of IWO Holdings.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of IWO Holdings) of, Equity Interests of IWO Holdings (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to IWO Holdings; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of IWO Holdings or any Guarantor that is contractually subordinated to the senior discount notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)	the repurchase, redemption, defeasance or other acquisition or retirement for value of any Equity Interests of IWO Holdings or any Restricted Subsidiary of IWO Holdings held by any current or former officer, director or employee of IWO Holdings or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, employment agreement, stock option agreement, shareholders' agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $500,000 in any twelve-month period;

(5)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options or the payment of income taxes due in connection with such exercise;

(6)	the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of IWO Holdings or any Restricted Subsidiary of IWO Holdings issued on or after the date of the merger in accordance with the Debt to Cash Flow Ratio test described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

(7)	additional Restricted Payments in an amount not to exceed $5.0 million.

The amount of all Restricted Payments other than cash will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by IWO Holdings or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of IWO Holdings whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $5.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and IWO Holdings will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that IWO Holdings may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and IWO Holdings's Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock, if IWO Holdings's Debt to Cash Flow Ratio immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been no greater than 7.0 to 1.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1)	the incurrence by IWO Holdings and its Restricted Subsidiaries of indebtedness represented by the senior secured floating rate notes, and the related guarantees, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (1), not to exceed $150.0 million;

(2)	the incurrence by IWO Holdings and its Restricted Subsidiaries of Existing Indebtedness;

(3)	the incurrence by IWO Holdings and the Guarantors of Indebtedness represented by the senior discount notes and the related Note Guarantees to be issued on the date of the indenture and the exchange senior discount notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4)	the incurrence by IWO Holdings and its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings, vendor financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of IWO Holdings or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (1), (2), (3), (4), (5), (12) or (13) of this paragraph;

(6)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of intercompany Indebtedness between or among IWO Holdings and any of its Restricted Subsidiaries; provided, however, that:

(a)	if IWO Holdings or any Guarantor is the obligor on such Indebtedness and the payee is not IWO Holdings or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the senior discount notes, in the case of IWO Holdings, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than IWO Holdings or a Restricted Subsidiary of IWO Holdings and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either IWO Holdings or a Restricted Subsidiary of IWO Holdings,

will be deemed, in each case, to constitute an incurrence of such Indebtedness by IWO Holdings or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of IWO Holdings's Restricted Subsidiaries to IWO Holdings or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than IWO Holdings or a Restricted Subsidiary of IWO Holdings; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either IWO Holdings or a Restricted Subsidiary of IWO Holdings,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)	the guarantee by IWO Holdings or any of the Guarantors of Indebtedness of IWO Holdings or any of its Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to the senior discount notes, then the Guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance and surety bonds in the ordinary course of business;

(11)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12)	Acquired Debt incurred at the time a Sprint PCS Affiliate is merged with or into, becomes a Restricted Subsidiary of, or transfers all or substantially all of its assets to IWO Holdings or any of its Restricted Subsidiaries, but only to the extent that IWO Holdings's Debt to Cash Flow Ratio immediately following such incurrence would decrease as compared to IWO Holdings's Debt to Cash Flow Ratio immediately prior to such incurrence; and

(13)	the incurrence by IWO Holdings or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed $30.0 million.

IWO Holdings will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of IWO Holdings or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the senior discount notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of IWO Holdings solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness (or any portion thereof) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, IWO Holdings, in its sole discretion, shall classify such item of Indebtedness (or any such portion) on the date of its incurrence, and (except in the case of senior secured floating rate notes incurred in reliance on the exception provided by clause (1) of the definition of Permitted Debt) may later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the senior secured floating rate notes issued on the date on which the senior discount notes are first issued and authenticated under the indenture will be deemed to have been incurred in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in IWO Holdings's Consolidated Interest Expense as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that IWO Holdings or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person secured by such Lien.

Liens

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to IWO Holdings or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to IWO Holdings or any of its Restricted Subsidiaries;

(2)	make loans or advances to IWO Holdings or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to IWO Holdings or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and the senior secured floating rate notes as in effect on the date of the indenture, and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings thereof; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)	the indenture, the senior discount notes and the Note Guarantees, and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings thereof; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the indenture, the senior discount notes and the Note Guarantees on the date of such amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing;

(3)	agreements and instruments governing Indebtedness issued pursuant to clause (13) of the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant; provided that such encumbrances and restrictions are not materially more restrictive, taken as a whole, than those contained in the indenture, the senior discount notes and the Note Guarantees;

(4)	applicable law, rule, regulation or order;

(5)	any instrument governing Indebtedness or Capital Stock of a Person acquired by IWO Holdings or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(9)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10)	Liens permitted to be incurred under the provisions of the covenant described above under the caption "—Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of IWO Holdings's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

(12)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

IWO Holdings will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not IWO Holdings is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of IWO Holdings and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) IWO Holdings is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than IWO Holdings) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than IWO Holdings) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of IWO Holdings under the senior discount notes, the indenture and the registration rights agreement (if any) pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	IWO Holdings or the Person formed by or surviving any such consolidation or merger (if other than IWO Holdings), or to which such sale, assignment, transfer, conveyance or other disposition has been made, would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable two-quarter period, either (a) have a Debt to Cash Flow Ratio no higher than IWO Holdings's Debt to Cash Flow Ratio immediately prior to such transaction, or (b) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock."

In addition, IWO Holdings will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This "Merger, Consolidation or Sale of Assets" covenant will not apply to:

(1)	the merger of IWO Escrow with and into IWO Holdings in connection with the Reorganization;

(2)	a merger of IWO Holdings with an Affiliate solely for the purpose of reincorporating IWO Holdings in another jurisdiction;

(3)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among IWO Holdings and its Restricted Subsidiaries; or

(4)	any merger or consolidation of IWO Holdings with a corporation that, prior to such merger, (a) does not have any liabilities or significant assets other than cash and (b) was formed solely for the purpose of facilitating the formation of a holding company whose principal asset is the common stock of IWO Holdings.

Transactions with Affiliates

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of IWO Holdings (each, an "Affiliate Transaction"), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to IWO Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by IWO Holdings or such Restricted Subsidiary with an unrelated Person; and

(2)	IWO Holdings delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors of IWO Holdings set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of IWO Holdings; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion from an independent nationally recognized accounting or investment banking firm, or a firm experienced in the appraisal or similar review of similar types of transactions, that the financial terms of such transaction are fair to IWO Holdings or such Restricted Subsidiary from a financial point of view.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by IWO Holdings or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions between or among IWO Holdings and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of IWO Holdings) that is an Affiliate of IWO Holdings solely because IWO Holdings owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable directors' fees;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of IWO Holdings to Affiliates of IWO Holdings;

(6)	Restricted Payments and Permitted Investments that do not violate the provisions of the indenture described above under the caption "—Restricted Payments";

(7)	loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding; and

(8)	consummation of the Reorganization, including the Merger.

Business Activities

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to IWO Holdings and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If IWO Holdings or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the date of the indenture, then that newly acquired or created Domestic Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of IWO Holdings may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by IWO Holdings and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by IWO Holdings. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of IWO Holdings may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of IWO Holdings as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of IWO Holdings as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," IWO Holdings will be in default of such covenant. The Board of Directors of IWO Holdings may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of IWO Holdings; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of IWO Holdings of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the two-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

IWO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of senior discount notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the senior discount notes unless such consideration is offered to be paid and is paid to all holders of the senior discount notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any senior discount notes are outstanding, IWO Holdings will furnish to the holders of senior discount notes or cause the trustee to furnish to the holders of senior discount notes, within the time periods specified in the SEC's rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if IWO Holdings were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if IWO Holdings were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on IWO Holdings's consolidated financial statements by IWO Holdings's certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, IWO Holdings will file a copy of each of the reports referred to in clauses (1) and

(2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, IWO Holdings is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, IWO Holdings will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. IWO Holdings will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept IWO Holdings's filings for any reason, IWO Holdings will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if IWO Holdings were required to file those reports with the SEC.

If IWO Holdings has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of IWO Holdings and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of IWO Holdings.

In addition, IWO Holdings and the Guarantors agree that, for so long as any senior discount notes remain outstanding, they will furnish to the holders of senior discount notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an "Event of Default":

(1)	default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the senior discount notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the senior discount notes;

(3)	failure by IWO Holdings or any of its Restricted Subsidiaries for 30 days to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," "—Certain Covenants—Restricted Payments," "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or "—Certain Covenants—Merger, Consolidation or Sale of Assets";

(4)	failure by IWO Holdings or any of its Restricted Subsidiaries for 60 days after notice to IWO Holdings by the trustee or the holders of at least 25% in aggregate principal amount of the senior discount notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by IWO Holdings or any of its Restricted Subsidiaries (or the payment of which is guaranteed by IWO Holdings or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(6)	failure by IWO Holdings or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	failure by IWO Escrow to comply with any material term of the escrow and security agreement that is not cured within 10 days;

(8)	the escrow and security agreement, the Security Agreement, or any other Security Document, or any Lien purported to be granted thereby, on the escrow account, the cash or Government Securities therein, or the Collateral is held in any judicial proceeding to be unenforceable or invalid, in whole or in part, or ceases for any reason (other than pursuant to a release that is delivered or becomes effective as set forth in the indenture or, in the case of the escrow account and the cash and Government Securities therein, pursuant to the terms of the escrow and security agreement) to be fully enforceable and perfected;

(9)	except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(10)	other than as contemplated by the Reorganization, certain events of bankruptcy or insolvency described in the indenture with respect to IWO Holdings or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to IWO Holdings, any Restricted Subsidiary of IWO Holdings that is a Significant Subsidiary or any group of Restricted Subsidiaries of IWO Holdings that, taken together, would constitute a Significant Subsidiary, all outstanding senior discount notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding senior discount notes may declare all the senior discount notes to be due and payable immediately. Following any acceleration of the senior discount notes, holders of the senior discount notes will be entitled to receive 100.0% of the Accreted Value of the senior discount notes to (but not including) the date of payment, if prior to January 15, 2010, and will be entitled to receive 100.0% of the principal amount of the senior discount notes, plus accrued and unpaid interest to (but not including) the date of payment, if on or after January 15, 2010.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding senior discount notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the senior discount notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of senior discount notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a senior discount note may pursue any remedy with respect to the indenture or the senior discount notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding senior discount notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding senior discount notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding senior discount notes by notice to the trustee may, on behalf of the holders of all of the senior discount notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the senior discount notes.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of IWO Holdings with the intention of avoiding payment of the premium that IWO Holdings would have had to pay if IWO Holdings then had elected to redeem the senior discount notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the senior discount notes. If an Event of Default occurs prior to January 15, 2010, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of IWO Holdings with the intention of avoiding the prohibition on redemption of the senior discount notes prior to January 15, 2010, then an additional premium specified in the indenture will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the senior discount notes.

IWO Holdings is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, IWO Holdings is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of IWO Escrow, IWO Holdings or any Guarantor, as such, will have any liability for any obligations of IWO Escrow, IWO Holdings or the Guarantors under the senior discount notes, the indenture, or the Note Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of senior discount notes by accepting a senior discount note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the senior discount notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

IWO Holdings may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers' certificate, elect to have all of its obligations discharged with respect to the outstanding senior discount notes and all obligations of the Guarantors discharged with respect to their Note Guarantees ("Legal Defeasance") except for:

(1)	the rights of holders of outstanding senior discount notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such senior discount notes when such payments are due from the trust referred to below;

(2)	IWO Holdings's obligations with respect to the senior discount notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and IWO Holdings's and the Guarantors' obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, IWO Holdings may, at its option and at any time, elect to have the obligations of IWO Holdings and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the senior discount notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the senior discount notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	IWO Holdings must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the senior discount notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest, premium and Liquidated Damages, if any, on, the outstanding senior discount notes on the stated dates for payment thereof or on the applicable redemption date, as the case may be, and IWO Holdings must specify whether the senior discount notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, IWO Holdings must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) IWO Holdings has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding senior discount notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, IWO Holdings must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding senior discount notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which IWO Holdings or any Guarantor is a party or by which IWO Holdings or any Guarantor is bound;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which IWO Holdings or any of its Subsidiaries is a party or by which IWO Holdings or any of its Subsidiaries is bound;

(6)	IWO Holdings must deliver to the trustee an officers' certificate stating that the deposit was not made by IWO Holdings with the intent of preferring the holders of senior discount notes over the other creditors of IWO Holdings with the intent of defeating, hindering, delaying or defrauding any creditors of IWO Holdings or others; and

(7)	IWO Holdings must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the senior discount notes and the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the senior discount notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, senior discount notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the senior discount notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding senior discount notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, senior discount notes).

Without the consent of each holder of senior discount notes affected, an amendment, supplement or waiver may not (with respect to any senior discount notes held by a non-consenting holder):

(1)	reduce the principal amount of senior discount notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any senior discount note or alter the provisions with respect to the redemption of the senior discount notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any senior discount note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest, premium, or Liquidated Damages, if any, on, the senior discount notes (except a rescission of acceleration of the senior discount notes by the holders of at least a majority in aggregate principal amount of the then outstanding senior discount notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any senior discount note payable in money other than that stated in the senior discount notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of senior discount notes to receive payments of principal of, or interest, premium or Liquidated Damages, if any, on, the senior discount notes;

(7)	waive a redemption payment with respect to any senior discount note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of senior discount notes, IWO Holdings, the Guarantors and the trustee may amend or supplement the indenture, the senior discount notes and the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of IWO Holdings's or a Guarantor's obligations to holders of senior discount notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of IWO Holdings's or such Guarantor's assets;

(4)	to make any change that would provide any additional rights or benefits to the holders of senior discount notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the senior discount notes or the Note Guarantees to any provision of this "Description of Senior Discount Notes" to the extent that such provision in this "Description of Senior Discount Notes" was intended to be a verbatim recitation of a provision of the indenture, the senior discount notes or the Note Guarantees;

(7)	to provide for the issuance of additional senior discount notes in accordance with the limitations set forth in the indenture; or

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the senior discount notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all senior discount notes issued thereunder, when:

(1)	either:

(a)	all senior discount notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to IWO Holdings, have been delivered to the trustee for cancellation; or

(b)	all senior discount notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and IWO Holdings or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the senior discount notes not delivered to the trustee for cancellation for principal, premium, Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which IWO Holdings or any Guarantor is a party or by which IWO Holdings or any Guarantor is bound;

(3)	IWO Holdings and the Guarantors have paid or caused to be paid all sums payable under the indenture; and

(4)	IWO Holdings has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the senior discount notes at maturity or on the redemption date, as the case may be.

In addition, IWO Holdings must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of IWO Holdings or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding senior discount notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of senior discount notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture, registration rights agreement and Security Documents without charge by writing to IWO Holdings, Inc., 52 Corporate Circle, Albany, NY 12203.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. IWO Holdings takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised IWO Holdings that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised IWO Holdings that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have senior discount notes registered in their names, will not receive physical delivery of senior discount notes in certificated form and will not be considered the registered owners or "holders"thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest, premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, IWO Holdings and the trustee will treat the Persons in whose names the senior discount notes, including the Global Notes, are registered as the owners of the senior discount notes for the purpose of receiving payments and for all other purposes. Consequently, neither IWO Holdings, the trustee nor any agent of IWO Holdings or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised IWO Holdings that its current practice, upon receipt of any payment in respect of securities such as the senior discount notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of senior discount notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or IWO Holdings. Neither IWO Holdings nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the senior discount notes, and IWO Holdings and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to transfer restrictions, transfers between the Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the senior discount notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised IWO Holdings that it will take any action permitted to be taken by a holder of senior discount notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the senior discount notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the senior discount notes, DTC reserves the right to exchange the Global Notes for legended senior discount notes in certificated form, and to distribute such senior discount notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of IWO Holdings, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies IWO Holdings that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, IWO Holdings fails to appoint a successor depositary;

(2)	IWO Holdings, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the senior discount notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such senior discount notes.

Same Day Settlement and Payment

IWO Holdings will make payments in respect of the senior discount notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. IWO Holdings will make all payments of principal, interest, premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. The senior discount notes represented by the Global Notes are expected to be eligible to trade in The PORTALSM Market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such senior discount notes will, therefore, be required by DTC to be settled in immediately available funds. IWO Holdings expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised IWO Holdings that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

"Accreted Value" means, as of any date of determination, the sum of (a) the initial offering price of each senior discount note and (b) that portion of the excess of the principal amount at maturity of each senior discount note over such initial offering price as shall have been accreted thereon through such date of determination, such amount to be so accreted on a daily basis at the rate of 10.75% per annum of the initial offering price of the senior discount notes, compounded semi-annually on each January 15 and July 15 from the date of issuance of the notes through such date of determination.

"Acquired Debt" means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

"Annualized Consolidated Cash Flow" of any specified Person as of any date of determination means two times the Consolidated Cash Flow of such Person for the most recently ended two-quarter period for which internal financial statements are available.

"Asset Sale" means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of IWO Holdings and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of IWO Holdings's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2)	a transfer of assets between or among IWO Holdings and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of IWO Holdings to IWO Holdings or to a Restricted Subsidiary of IWO Holdings;

(4)	the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents; and

(6)	a Restricted Payment that does not violate the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment.

"Asset Sale Offer" has the meaning assigned to that term in the indenture governing the senior discount notes.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"Board of Directors" means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

"Capital Stock" means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

"Cash Equivalents" means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody's or S&P and, in each case, maturing within six months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"Change of Control" means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of IWO Holdings and its Restricted Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder;

(2)	the adoption of a plan relating to the liquidation or dissolution of IWO Holdings;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) other than a Permitted Holder becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of IWO Holdings, measured by voting power rather than number of shares (provided that for the purposes of making any such determination, any person 50% or more of whose Capital Stock is owned by any other person shall be disregarded); or

(4)	after an initial public offering of IWO Holdings or any direct or indirect parent of IWO Holdings, the first day on which a majority of the members of the Board of Directors of IWO Holdings are not Continuing Directors.

"Change of Control Offer" has the meaning assigned to that term in the indenture governing the senior discount notes.

"Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that such Consolidated Interest Expense was deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period), and non-recurring expenses incurred in connection with the Reorganization, of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and non-cash and non-recurring expenses were deducted in computing such Consolidated Net Income; minus

(5)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of IWO Holdings will be added to Consolidated Net Income to compute Consolidated Cash Flow of IWO Holdings only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to IWO Holdings by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

"Consolidated Indebtedness" means, with respect to any specified Person as of any date of determination, the sum, without duplication, of:

(1)	the total amount of Indebtedness of such Person and its Restricted Subsidiaries: plus

(2)	the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries; plus

(3)	the aggregate liquidation value of all Disqualified Stock of such Person and any of its Restricted Subsidiaries that have Guaranteed the Indebtedness of such Person and all preferred stock of the Restricted Subsidiaries of such Person, in each case, on a consolidated basis and determined in accordance with GAAP.

"Consolidated Interest Expense" means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of IWO Holdings (other than Disqualified Stock) or to IWO Holdings or a Restricted Subsidiary of IWO Holdings, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the cumulative effect of a change in accounting principles will be excluded; and

(4)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of IWO Holdings who:

(1)	was a member of such Board of Directors on the date of the Merger (after giving effect thereto); or

(2)	was nominated for election or elected to such Board of Directors thereafter with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

"Debt to Cash Flow Ratio" means, with respect to any specified Person as of any date of determination, the ratio of (a) the Consolidated Indebtedness of such Person as of such date to (b) the Annualized Consolidated Cash Flow of such Person determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by such Person and its Restricted Subsidiaries from the beginning of such two-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions (and related financing transactions) had occurred at the beginning of such two-quarter period.

In addition, for purposes of calculating the Debt to Cash Flow Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the two-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Debt to Cash Flow Ratio is made (the "Calculation Date") will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the two-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such two-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such two-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the senior discount notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require IWO Holdings to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that IWO Holdings may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that IWO Holdings and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

"Domestic Restricted Subsidiary" means any Restricted Subsidiary that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of IWO Holdings.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Existing Indebtedness" means Indebtedness of IWO Holdings and its Subsidiaries in existence on the date of the indenture (after giving effect to the application of the net proceeds of the issuance of the senior discount notes and the senior secured floating rate notes originally issued on the date of the indenture), until such amounts are repaid.

"Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of IWO Holdings (unless otherwise provided in the indenture).

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

"Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

"Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

"Guarantors" means each Subsidiary of IWO Holdings that executes a Note Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

"Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

"Immaterial Subsidiary" means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of IWO Holdings.

"Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker's acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If IWO Holdings or any Restricted Subsidiary of IWO Holdings sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of IWO Holdings such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of IWO Holdings, IWO Holdings will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of IWO Holdings's Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." The acquisition by IWO Holdings or any Restricted Subsidiary of IWO Holdings of a Person that holds an Investment in a third Person will be deemed to be an Investment by IWO

Holdings or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

"Liquidated Damages" means all liquidated damages then owing pursuant to the registration rights agreement.

"Merger" means, the merger of IWO Escrow with and into IWO Holdings immediately upon the consummation of the Reorganization.

"Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

"Net Proceeds" means the aggregate cash proceeds received by IWO Holdings or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

"Non-Recourse Debt" means Indebtedness:

(1)	as to which neither IWO Holdings nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of IWO Holdings or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of IWO Holdings or any of its Restricted Subsidiaries.

"Note Guarantee" means the Guarantee by each Guarantor of IWO Holdings's obligations under the indenture and the senior discount notes, executed pursuant to the provisions of the indenture.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness (including, without limitation, interest accruing at the then applicable rate provided in such documentation after the maturity of such Indebtedness and interest accruing at the then applicable rate provided in such documentation after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization, or like proceeding, relating to IWO Holdings or any Restricted Subsidiary, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding).

"Permitted Business" means the lines of business conducted by IWO Holdings and its Restricted Subsidiaries on the date of the indenture and any businesses similar, related, incidental or ancillary thereto or that constitutes a reasonable extension or expansion thereof.

"Permitted Holder" means:

(1)	any Beneficial Owner of more than 5% of IWO Holdings's Equity Interests immediately following the Reorganization;

(2)	any Affiliate or immediate family member (in the case of an individual) of any Person referred to in clause (1);

(3)	any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons Beneficially Owning an 80% or more controlling interest of which consist of any one or more Persons referred to in clause (1) or (2); or

(4)	Sprint Corporation, any Sprint PCS Affiliate, and any Affiliate of Sprint Corporation or any Sprint PCS Affiliate.

"Permitted Investments" means:

(1)	any Investment in IWO Holdings or in a Restricted Subsidiary of IWO Holdings;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by IWO Holdings or any Restricted Subsidiary of IWO Holdings in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of IWO Holdings; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, IWO Holdings or a Restricted Subsidiary of IWO Holdings;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of IWO Holdings;

(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of IWO Holdings or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees made in the ordinary course of business of IWO Holdings or any Restricted Subsidiary of IWO Holdings in an aggregate principal amount not to exceed $2.0 million at any one time outstanding; and

(9)	Investments in prepaid expenses, negotiable instruments held for collection, and lease, utility and workers compensation, performance and other similar deposits.

"Permitted Liens" means:

(1)	Liens securing Indebtedness and other Obligations that were incurred pursuant to either clause (1) or clause (13) of the definition of Permitted Debt or securing Hedging Obligations related thereto;

(2)	Liens in favor of IWO Holdings or the Guarantors;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with IWO Holdings or any Subsidiary of IWO Holdings; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with IWO Holdings or the Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by IWO Holdings or any Subsidiary of IWO Holdings; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens created for the benefit of (or to secure) the senior discount notes, the exchange senior discount notes or the Note Guarantees;

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens, other than Liens securing Indebtedness for money borrowed, that may arise under IWO Holdings's management and services agreement with Sprint Spectrum L.P. and its Affiliates;

(14)	Liens arising from leases, subleases, licenses or other similar rights that do not interfere with the ordinary course of the business of IWO Holdings and its Restricted Subsidiaries;

(15)	Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit;

(16)	Liens existing under the escrow and security agreement; and

(17)	Liens incurred in the ordinary course of business of IWO Holdings or any Subsidiary of IWO Holdings with respect to obligations that do not exceed $5.0 million at any one time outstanding.

"Permitted Refinancing Indebtedness" means any Indebtedness of IWO Holdings or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of IWO Holdings or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the senior discount notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the senior discount notes on terms at least as favorable to the holders of senior discount notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by IWO Holdings or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"Reorganization" means the consummation of the Chapter 11 bankruptcy proceeding commenced by IWO Holdings in the United States Bankruptcy Court for the District of Delaware for the purpose of effecting a court-administered reorganization of IWO Holdings.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

"Sprint PCS Affiliate" means any Person whose sole or predominant business is operating a personal communications services business pursuant to arrangements with Sprint Spectrum L.P. or its Affiliates, or their successors, similar to IWO Holdings's management and services agreements with sprint Spectrum L.P. and its Affiliates.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"Unrestricted Subsidiary" means any Subsidiary of IWO Holdings that is designated by the Board of Directors of IWO Holdings as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption "—Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with IWO Holdings or any Restricted Subsidiary of IWO Holdings unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to IWO Holdings or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of IWO Holdings;

(3)	is a Person with respect to which neither IWO Holdings nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of IWO Holdings or any of its Restricted Subsidiaries.

"Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary discusses the material U.S. federal income and, to the limited extent set forth under the caption "Consequences to Non-U.S. Holders," estate tax considerations relating to the purchase, ownership and disposition of the notes. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and administrative and judicial interpretations of the foregoing, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis. Except where otherwise stated, this summary deals only with notes held as capital assets within the meaning of the Code, and is applicable only to initial purchasers of notes who purchased the notes on original issuance at their initial offering price.

The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to a holder in light of such holder's particular circumstances and does not address the U.S. federal income tax considerations applicable to holders subject to special rules. For example, this summary does not address tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, brokers, financial institutions or "financial services entities," tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, insurance companies, retirement plans, U.S. expatriates or long-term residents of the United States, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such partnerships or other pass-through entities; persons holding notes as part of a straddle, hedging, integrated, constructive sale or conversion transaction; and U.S. holders (as defined below) whose "functional currency" is not the U.S. dollar. This summary also does not consider the effect of any applicable foreign, state, local or other tax laws, alternative minimum tax considerations, or estate or gift tax considerations for U.S. holders.

We have not sought any rulings from the Internal Revenue Service (the "IRS") nor an opinion of counsel with respect to the U.S. federal income tax consequences discussed below. This discussion is based on the Code, administrative pronouncements, judicial decisions, existing and proposed Treasury regulations, and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income tax consequences to a holder that are materially different from those described below. The IRS may not take a similar view of the consequences described below.

If a partnership or other pass-through entity holds our notes, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the partnership or pass-through entity. If you are a partner or owner of a partnership or other pass-through entity that is considering holding notes, you should consult your tax advisor. In addition, except as otherwise indicated, this discussion does not include any description of any alternative minimum tax consequences, estate and gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable to the notes.

As used herein, a "U.S. holder" is any beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation), created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

A "Non-U.S. holder" is any individual, corporation, trust or estate that is a beneficial owner of a note and is not a U.S. holder.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF PARTICIPATING IN THE EXCHANGE OFFER AND OF THE OWNERSHIP AND DISPOSITION OF EXCHANGE NOTES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

Consequences to U.S. Holders

Exchange Offer

The exchange of notes for otherwise identical debt securities registered under the Securities Act pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. As a result, (1) a U.S. holder will not recognize a taxable gain or loss as a result of exchanging such holder's notes; (2) the holding period of the exchange notes will include the holding period of the notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the notes exchanged therefor immediately before the exchange.

Interest on the Senior Secured Floating Rate Notes

Interest on a senior secured note generally will be taxable to a U.S. holder as ordinary (interest) income either at the time it accrues or is received, in accordance with the U.S. holder's method of accounting for federal income tax purposes. Because the senior secured floating rate notes provide for a floating rate of interest, a U.S. holder must include in income interest on such notes at the floating rate in effect for the first accrual period. The amount of interest actually recognized for any applicable period will increase (or decrease) if interest actually paid during the period is more (or less) than the amount included at the initial floating rate.

Original Issue Discount on the Senior Discount Notes

The senior discount notes will be issued with original issue discount, or OID, in an amount equal to the excess of the "stated redemption price at maturity" of the notes over their "issue price." For purposes of the foregoing, the general rule is that the stated redemption price at maturity of a debt instrument is the sum of all payments provided by the debt instrument other than payments of "qualified stated interest." None of the stated interest payments on the senior discount notes will constitute qualified stated interest. Thus, cash interest on the senior discount notes will be included in the stated redemption price at maturity and taxed as part of OID. The "issue price" of the senior discount notes will be the first price at which a substantial amount of the notes are sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler). A U.S. holder generally must include OID in gross income as it accrues over the term of the senior discount notes using the "constant yield method" without regard to its regular method of accounting for U.S. federal income tax purposes, and in advance of the receipt of cash payments attributable to that income. However, a U.S. holder generally will not be required to include separately in income cash interest payments paid or accrued on the senior discount notes.

The amount of OID includible in income for a taxable year by a U.S. holder will generally equal the sum of the "daily portions" of the total OID on the senior discount note for each day during the taxable year (or portion thereof) on which such holder held the note. Generally, the daily portion of the OID is determined by allocating to each day during an accrual period (generally each semi-annual period during the term of the notes) a ratable portion of the OID on such note which is allocable to the accrual period in which such day is included. The amount of OID allocable to each accrual period will generally be an amount equal to the product of the "adjusted issue price" of a senior discount note at the beginning of such accrual period and its "yield to maturity." The "adjusted issue price" of a senior discount note at the beginning of any accrual period will equal the issue price increased by the total OID accrued for each prior accrual period, less any payments made on such note on or before the first day of the accrual period. The "yield to maturity" of a note will be computed on the basis of a constant annual interest rate and compounded at the end of each accrual period.

Additional Amounts

In certain circumstances (see "Description of the Notes—Change of Control"), we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount or timing of OID or interest income a U.S. holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of these amounts affecting the yield to maturity of the senior secured floating rate notes or the senior discount notes (for purposes of the OID provisions of the Code). Our determination that these contingencies are remote is binding on a U.S. holder unless such holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. holder might be required to include in its gross income an amount of ordinary interest income in excess of that described above, and might be required to treat income realized on the taxable disposition of a note before the resolution of the contingencies as ordinary interest income rather than capital gain. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. holder.

Treatment of Senior Discount Notes as Applicable High Yield Discount Obligations

Because the senior discount notes have "significant" OID, a maturity date of more than five years from the date of issue, and a yield to maturity that is expected to equal or exceed the sum of (x) the "applicable federal rate" (as determined under section 1274(d) of the Code) in effect for the calendar month in which the notes are issued (the "AFR") and (y) five percentage points, we believe that the notes will be considered "applicable high yield discount obligations." As a result, any interest deductions with respect to any OID relating to the notes will be deferred until paid in cash or in other property (other than our stock or debt issued by us or by a person deemed to be related to us under section 453(f)(1) of the Code), and will be disallowed to the extent the yield to maturity on the debt instrument exceeds six percentage points over the applicable federal rate. The deferral and disallowance of deductions for payments of interest or OID on the notes may reduce the amount of cash available to us to meet our obligations under the notes.

In general, treatment of the senior discount notes as applicable high yield discount obligations does not affect the accrual and reporting of interest under the OID rules by a U.S. holder. In the case of a corporate holder, however, a portion of the holder's income with respect to accrued OID equal to the portion, if any, for which the issuer is disallowed a deduction will be treated as a dividend for purposes of the dividend-received-deduction, but only to the extent such amount would be treated as a dividend if it had been a distribution made by us with respect to our stock (that is, to the extent we have sufficient earnings and profits such that a distribution in respect of our stock would constitute a dividend for federal income tax purposes and, presumably, subject to certain holding period and taxable income requirements and other limitations on the dividend-received-deduction). Presumably, a corporate holder's entitlement to a dividend-received-deduction is subject to the normal holding period and taxable income requirements and other limitations applicable to dividends-received-deductions.

Sale or Other Taxable Disposition of the Notes

Unless a non-recognition provision applies, a U.S. holder generally will recognize gain or loss upon the sale, exchange, retirement (including a redemption) or other taxable disposition of a note in an amount equal to the difference, if any, between the amount realized upon the sale, exchange, retirement (including a redemption) or other taxable disposition and such holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will be equal to the amount paid by such holder for the note (and, in the case of a senior discount note, increased by the amount of OID previously included in income by the holder up through the date of the sale, exchange, retirement (including a redemption) or other taxable disposition and decreased by the amount of any cash payments on the note). Generally, such gain or loss will be capital gain or loss. If the U.S. holder is an individual or other noncorporate taxpayer and has held the notes for more than one year, such capital gain generally will be eligible for reduced rates of taxation. The deductibility of net capital losses is subject to certain limitations.

Consequences to Non-U.S. Holders

For purposes of the discussion below, payments of interest or OID (and any other amounts treated as interest, if any) and any gain on the sale, exchange, retirement (including a redemption) or other disposition of a note will be considered to be "U.S. trade or business income" if such income or gain is (1) effectively connected with the Non-U.S. holder's conduct of a U.S. trade or business or (2) in the case of a treaty resident described in clause (1) above and attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. holder in the United States.

Payment of Interest and OID

Subject to the discussion below concerning backup withholding, generally, interest (including OID or other amounts treated as interest) paid on a note will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is "portfolio interest." Generally, interest on the notes will qualify as portfolio interest and will be eligible for the portfolio interest exemption if the Non-U.S. holder (1) does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote, (2) is not a "controlled foreign corporation" with respect to which we are a "related person," as such terms are defined in the Code, (3) is not a bank receiving interest described in section 881(c)(3)(A) of the Code and (4) provides the required certifications, under penalties of perjury, that the beneficial owner of the notes is not a U.S. person on a properly completed and executed IRS Form W-8BEN prior to the payment.

The gross amounts of interest that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate such withholding tax. U.S. trade or business income will be taxed on a net basis at regular graduated U.S. federal income tax rates rather than the 30% gross rate. In the case of a Non-U.S. holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. holder must provide a properly completed and executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form as the IRS designates, as applicable, prior to the payment of interest (including OID). These forms must be periodically updated.

Non-U.S. holders should consult their own tax advisors to determine the requirements applicable to such holder in order to properly claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty.

Sale or Other Taxable Disposition of Notes

Except as described below and subject to the discussion below on backup withholding, gain realized by a Non-U.S. holder on the sale, exchange, retirement (including a redemption) or other disposition of a note generally will not be subject to U.S. federal income or withholding tax unless (1) such gain constitutes U.S. trade or business income, which will be taxed as discussed above; or (2) in the case of an individual, the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Federal Estate Tax

Any notes held (or treated as held) by an individual who is a Non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the individual did not actually or constructively own 10% or more of the total voting power of all of our classes of stock entitled to vote and income on the notes was not U.S. trade or business income. If you are an individual, you should consult with your tax advisor regarding the possible application of the U.S. federal estate tax to your particular circumstances, including the effect of any applicable treaty.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting requirements will apply to certain payments of principal and interest (including OID and any other amounts treated as interest, if any) paid on notes and the gross proceeds of sale or other disposition of a note.

Backup withholding tax will apply at the applicable rate (currently 28%) with respect to payments of interest (including OID and any other amounts treated as interest, if any) if a U.S. holder, among other things, fails to furnish a Social Security Number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor; furnishes an incorrect TIN; fails to properly report interest or dividends; or under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such U.S. holder is not subject to backup withholding. A U.S. holder who does not provide his, her or its correct TIN may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and tax-exempt entities, provided their exemption from backup withholding is properly established. U.S. holders should consult their tax advisors as to their qualifications for exemption from withholding and the procedure for obtaining such exemption.

Non-U.S Holders

Unless certain exceptions apply, we must report annually to the IRS and to each Non-U.S. holder any interest (including OID and any other amounts treated as interest, if any) that is paid to the Non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the Non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information.

Non-U.S. holders other than corporations may be subject to backup withholding and additional information reporting. Backup withholding will not apply to payments of interest on the notes to a Non-U.S. holder if the Non-U.S. holder properly certifies that it is not a U.S. person or otherwise establishes an exemption. However, such certification or exemption is not effective if we or our paying agent has actual knowledge, or reason to know, that such holder is a U.S. person or that the conditions of another exemption relied upon by the Non-U.S. holder are not, in fact, satisfied.

The payment of the gross proceeds from the sale, exchange, retirement or other disposition of the notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possibly backup withholding unless the Non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange, retirement or other disposition of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the gross proceeds from the sale, exchange, retirement or other disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but generally not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge, or reason to know, to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. holder will be allowed as a refund or credit against such Non-U.S. holder's federal income tax liability, provided that the required information is timely provided to the IRS.

The preceding discussion of the material federal income tax consequences of the acquisition, ownership and disposition of the notes is for general information only and is not tax advice. Accordingly, each investor should consult his, her or its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of notes, including the applicability and effect of state, local or foreign tax laws, and of any proposed changes in applicable law.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for initial notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period ending on the earlier of (i) 180 days from the date on which this exchange offer is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will furnish this prospectus, as amended or supplemented, to broker-dealers as are reasonably requested, for use in connection with such resale.

Until October 6, 2005, broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will opine that the exchange notes and guarantees are binding obligations of the registrants.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2004 and 2003, and for the years ended December 31, 2004 and 2003, and the periods from April 1, 2002 through December 31, 2002 and January 1, 2002 through March 31, 2002, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Our Code of Business Conduct and Ethics applicable to our employees and Board of Directors and our Code of Ethics for the Principal Executive Officer and Senior Financial Officer are available in print free of charge upon request. To request a copy, please contact the office of the General Counsel, IWO Holdings, Inc., 52 Corporate Circle, Albany, NY 12203.

Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports can presently be accessed free of charge at www.usunwired.com or through the SEC. Once our domain name is configured, these filings may be accessed at www.iwocorp.com.

IWO HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2004 and 2003	F-3
For each of the three years in the period ended December 31, 2004:
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholder's Equity (Deficit)	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2005 (unaudited) and December 31, 2004	F-30
Condensed Consolidated Statements of Operations for the two months ended March 31, 2005, for the month ended January 31, 2005 and for the three months ended March 31, 2004 (unaudited)	F-31
Condensed Consolidated Statement of Stockholders' Equity (Deficit) for the two months ended March 31, 2005 and for the month ended January 31, 2005 (unaudited)	F-32
Condensed Consolidated Statements of Cash Flows for the two months ended March 31, 2005, for the month ended January 31, 2005 and for the three months ended March 31, 2004 (unaudited)	F-33
Notes to Condensed Consolidated Financial Statements (unaudited)	F-34
Schedule for each of the three years in the period ended December 31, 2004:
II – Valuation and Qualifying Accounts and Reserves	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
IWO Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of IWO Holdings, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2004 and 2003 and for the periods from April 1, 2002 through December 31, 2002 and January 1, 2002 through March 31, 2002. Our audits also included the financial statement schedule listed in the index at Item 15(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit on the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IWO Holdings, Inc. and subsidiaries at December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for the years ended December 31, 2004 and 2003 and for the periods from April 1, 2002 through December 31, 2002 and January 1, 2002 through March 31, 2002, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill.

/s/ ERNST & YOUNG LLP
Houston, Texas
March 11, 2005

IWO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	As of December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$33,840	$32,337
Restricted cash	80	19,358
Subscriber receivables, net of allowance for doubtful accounts of $2,077 and $2,228, respectively	11,381	9,938
Inventory	1,386	1,619
Prepaid expenses and other assets	7,721	5,867
Total current assets	54,408	69,119
Property and equipment, net	150,796	165,511
Intangible assets, net	17,331	25,642
Note receivable	—	179
Other assets	13,643	16,540
Total assets	$236,178	$276,991
LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
Accounts payable	$24,277	$17,079
Accrued expenses	40,333	38,251
Payable to related party	471	39
Current maturities of long-term obligations	355,275	351,697
Total current liabilities	420,356	407,066
Other long-term liabilities	5,851	5,140
Stockholder's deficit:
Common stock (nonvoting)—$.01 par value, 100,000 shares authorized, issued and outstanding at December 31, 2004	1	1
Additional paid in capital	446,449	446,449
Retained deficit	(636,479)	(581,665)
Total stockholder's deficit	(190,029)	(135,215)
Total liabilities and stockholder's deficit	$236,178	$276,991

See accompanying notes

IWO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)

	Years ended December 31,		For the Period from April 1, 2002 through December 31, 2002	For the Period from January 1, 2002 through March 31, 2002
	2004	2003
Revenues:
Subscriber	$139,870	$128,728	$87,121	$25,965
Roaming	38,062	35,574	32,030	7,014
Merchandise sales	8,873	7,047	5,704	2,554
Other revenue	448	500	41	3
Total revenue	187,253	171,849	124,896	35,536
Operating expenses:
Cost of services	98,541	103,396	88,914	17,532
Merchandise cost of sales	18,031	13,361	8,519	4,577
General and administrative	18,494	12,045	7,747	19,382
Sales and marketing	32,341	32,946	31,209	8,519
Depreciation and amortization	35,349	54,767	44,543	5,714
Asset abandonment charge	—	12,079	—	—
Impairment of goodwill	—	—	214,191	—
Impairment of intangible assets	—	—	188,330	—
Total operating expenses	202,756	228,594	583,453	55,724
Operating loss	(15,503)	(56,745)	(458,557)	(20,188)
Other (expense) income:
Interest expense	(39,722)	(41,029)	(28,061)	(8,064)
Interest income	495	848	1,910	1,416
Loss on sale of assets	(84)	(31)	—	—
Total other expense	(39,311)	(40,212)	(26,151)	(6,648)
Net loss	$(54,814)	$(96,957)	$(484,708)	$(26,836)

See accompanying notes

IWO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
(In thousands)

	IWO Holdings, Inc. Capital Stock	Additional Paid-in Capital	Deficit Accumulated During Development Stage	Retained Deficit	Treasury Stock	Promissory Notes Receivable	Total
Balance at December 31, 2001	$377	$184,305	$(1,076)	$(127,021)	$(598)	$(194)	$55,793
Net loss	—	—	—	(26,836)	—	—	(26,836)
Balance at March 31, 2002	377	184,305	(1,076)	(153,857)	(598)	(194)	28,957
Adjustment to the equity balances of IWO Holdings, Inc. as of March 31, 2002 resulting from the acquisition by US Unwired Inc.	(376)	262,144	1,076	153,857	598	194	417,493
Net loss	—	—	—	(484,708)	—	—	(484,708)
Balance at December 31, 2002	1	446,449	—	(484,708)	—	—	(38,258)
Net loss, as restated	—	—	—	(96,957)	—	—	(96,957)
Balance at December 31, 2003	1	446,449	—	(581,665)	—	—	(135,215)
Net loss	—	—	—	(54,814)	—	—	(54,814)
Balance at December 31, 2004	$1	$446,449	$—	$(636,479)	$—	$—	$(190,029)

See accompanying notes

IWO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,		For the Period From April 1, 2002 through December 31, 2002	For the Period From January 1, 2002 through March 31, 2002
	2004	2003
Cash flows from operating activities
Net loss	$(54,814)	$(96,957)	$(484,708)	$(26,836)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	37,975	57,392	47,688	6,732
Asset abandonment	—	12,079	—	—
Impairment of goodwill	—	—	214,191	—
Impairment of intangible assets	—	—	188,330	—
Accretion of debt discount	1,762	1,491	1,022	106
(Gain) Loss on sale of investment securities	84	31	(29)	—
Changes in operating assets and liabilities:
Subscriber receivables	(1,443)	1,906	(1,554)	(1,706)
Inventory	233	960	360	1,031
Receivables/payables from related parties	542	516	(320)	—
Prepaid expenses	(2,226)	(1,138)	(1,092)	3,073
Other assets	273	(325)	1,581	1,209
Accounts payable	6,733	2,502	(9,044)	2,590
Accrued expenses	3,013	10,293	10,875	(1,067)
Net cash used in operating activities	(7,868)	(11,250)	(32,700)	(14,868)
Cash flows from investing activities
Purchases of property and equipment	(11,883)	(13,354)	(53,820)	(29,144)
Acquisition costs	—	—	(191)	—
Proceeds from the sale of assets	159	74	—	—
Proceeds from sales and maturities of investment securities	—	—	66,967	6,000
Release of restricted cash and U.S. Treasury obligations—held to maturity	19,279	21,859	10,449	10,717
Net cash provided by (used in) investing activities	7,555	8,579	23,405	(12,427)
Cash flows from financing activities
Proceeds from long-term debt	1,816	—	43,184	40,000
Payment of long-term debt	—	—	—	(15,000)
Other financing activities	—	—	20	—
Net cash provided by financing activities	1,816	—	43,204	25,000
Net change in cash and cash equivalents	1,503	(2,671)	33,909	(2,295)
Cash and cash equivalents at beginning of year	32,337	35,008	1,099	3,394
Cash and cash equivalents at end of year	$33,840	$32,337	$35,008	$1,099
Supplemental Cash Flow Disclosure:
Cash paid for interest	$22,434	$28,052	$13,796	$13,280
Non-Cash Activities
Property and equipment purchases in accounts payable	$1,524	$990	$2,474	$9,579

See accompanying notes

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

1.    Description of Business and Summary of Significant Accounting Policies

IWO Holdings, Inc. ("IWO") is a PCS affiliate of Sprint, the personal communications services division of Sprint Corporation and has the exclusive right to provide digital wireless personal communications services, or PCS, under the Sprint brand names in a territory that includes a total population, or POPs, of approximately 6.3 million in a service area that covers upstate New York, including the markets of Albany, Syracuse and Ithaca, substantially all of New Hampshire and Vermont and portions of Massachusetts and Pennsylvania.

In April 2002 the Company was acquired by US Unwired Inc. ("US Unwired"). Due to the events as discussed in Note 2, on February 10, 2005, US Unwired ceased to have an equity interest in the Company.

The following is a summary of significant accounting policies:

Consolidation Policy

The consolidated financial statements include the accounts of IWO and its wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the Company's consolidated statements of operations as of December 31, 2003 and for the period from April 1, 2002 to December 31, 2002 from the amounts that had been previously reported. The reclassifications were made in order to align the classification of certain expenses with other publicly traded Sprint affiliates and other companies in the PCS telecom industry. These expenses primarily consist of Sprint PCS related fees for back office services, bad debt expense, handset upgrades and certain wages, benefits and taxes. For the years ended December 31, 2003 and for the period from April 1, 2002 to December 31, 2002, this resulted in a decrease to general and administrative expense of $34.0 million and $31.0 million, respectively, offset by an increase to cost of service of $32.8 million and $30.1, respectively, and an increase to sales and marketing expense of $1.2 million and $0.9 million, respectively. These reclassifications had no impact on total operating expenses, operating loss or net loss for any of the periods.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Inventory

Inventory consists of PCS telephones and related accessories and is carried at cost. Cost is determined by the moving weighted average method, which approximates the first-in, first-out method.

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

Property and Equipment

Property and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Years
Buildings and building improvements	39
Leasehold improvements	10
Facilities and equipment	7 to 10
Furniture, fixtures, computers and vehicles	3 to 7

Depreciation expense was approximately $26.9 million, $24.9 million, $15.9 million and $4.8 million for years ended December 31, 2004, December 31, 2003, the nine-month period ended December 31, 2002 and the three-month period ended March 31, 2002.

Long Lived Assets

The Company assesses the impairment of long-lived assets and goodwill in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. SFAS No. 142 requires annual tests for impairment of goodwill and intangible assets that have indefinite useful lives and interim tests when an event has occurred that more likely than not has reduced the fair value of such assets.

Deferred Financing Costs

Deferred financing costs include costs incurred in connection with the issuance of the Company's long-term obligations. These costs are amortized over the terms of the related debt using the interest method. Accumulated amortization expense was approximately $7.2 million and $4.6 million at December 31, 2004 and 2003, respectively.

Revenue Recognition

The Company earns revenue by providing access to and usage of its network and sales of merchandise. Subscriber revenue consists primarily of a basic service plan (where the customer purchases a pre-allotted number of minutes for voice and/or data transmission); airtime (which consists of billings for minutes that either exceed or are not covered by the basic service plan); long distance; and charges associated with travel outside our service area. Travel revenue is generated on a per-minute basis when a Sprint subscriber outside of our markets uses the Company's service when traveling through the Company's markets. Foreign roaming revenue is generated when a non-Sprint customer uses the Company's service when traveling through the Company's markets. The Company recognizes roaming revenue through an agreement that allows a reseller to sell prepaid wireless services in its markets. Revenues are recognized when amounts are considered to be earned under the respective service plans and collection of such amounts is considered probable.

Sprint retains 8% of collected service revenues from subscribers based in the Company's service area, foreign roaming and for revenue generated under its reseller agreement. The amount of

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

affiliation fees retained by Sprint PCS is recorded as a cost of services expense. Revenues derived from the sale of handsets and accessories by the Company and from certain roaming services (outbound roaming and roaming revenues from Sprint and its PCS network partner subscribers) are not subject to the 8% affiliation fee from Sprint.

Revenues from the sales of merchandise, primarily wireless handsets and accessories, represent a separate earnings process and are recognized at the time of the customer purchase. These revenues and related costs are included in merchandise sales and cost of sales, respectively. The Company reduces recorded revenue for rebates and discounts given to subscribers on wireless handsets sales in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9 "Accounting for Consideration Given by a Vendor to a Subscriber (Including a Reseller of the Vendor's Products)."

The Company recognizes revenues from activation fees in accordance with Emerging Issues Task Force ("EITF") No. 00-21. In May 2003, the EITF modified its previous consensus to EITF 00-21 to clarify the scope of Issue 00-21 and its interaction with other authoritative literature. As permitted under the modified consensus, the Company adopted this modified consensus effective July 1, 2003 for all revenue arrangements entered into subsequent to June 30, 2003. EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the related revenues should be measured and allocated to the separate units of accounting. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. The Company believes that the sale of handsets and future service under contract should be accounted for as separate units under EITF 00-21. As a result, the total consideration under these arrangements, including any related activation fees, is allocated between these separate units based on their relative fair values.

Advertising Costs

Advertising costs are charged to expenses as incurred and was approximately $5.6 million, $7.6 million, $8.8 million and $1.1 million for years ended December 31, 2004, December 31, 2003, the nine-month period ended December 31, 2002 and the three-month period ended March 31, 2002.

Commissions

Commissions are paid to the Company's sales staff and local and national retailers for new subscribers. The Company also reimburses certain retailers for the difference between the cost of a handset and the sales price when the handset is sold below cost. Because the new subscriber must meet certain criteria, such as a minimum time period, commissions and handset subsidies may be paid in periods subsequent to the actual date the subscriber is activated. The Company reserves for commissions and handset subsidies payable in future periods.

Income Taxes

The Company accounts for deferred income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

Stock Compensation Arrangements

The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees." Had compensation expense for the Company's stock option plan been determined in accordance with SFAS No. 123, "Accounting for Stock Options," the Company's net loss for the years ended December 31, 2004 and December 31, 2003, the nine month period ended December 31, 2002 and the three month period ended December 31, 2002 would have been (in thousands):

	December 31,		For the period April 1, 2002 to December 31,	For the period January 1, 2002 to March 31,
	2004	2003	2002	2002
Net loss, as reported	$(54,814)	$(96,957)	$(484,708)	$(26,836)
Add recorded non-cash stock compensation	—	—	—	—
Less non-cash stock compensation in accordance with SFAS No. 123	—	—	—	—
Pro forma	$(54,814)	$(96,957)	$(484,708)	$(26,836)

Concentrations of Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and temporary cash investments with high credit quality financial services companies.

Collectibility of subscriber receivables is impacted by economic trends in each of the Company's markets and the Company has provided an allowance that it believes is adequate to absorb losses from uncollectible amounts. The Company estimates its allowance by examining the components of its revenue. The Company establishes a general reserve for all accounts recoverable that are estimated to be uncollectible. The evaluation of the adequacy of these amounts is based on the Company's own historical experience and discussions with Sprint and other Sprint affiliates. When it is determined that a customer account is uncollectible, the balance is written off against the existing allowance.

Segments

The Company and its subsidiaries have been operated and are evaluated by management as a single operating segment in accordance with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, "Accounting for Stock Options." Statement 123R supersedes Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." The Company intends to adopt FASB 123R on July 1, 2005 and has disclosed its impact to its audited consolidated financial statements in Significant Accounting Policies, Stock Compensation Arrangements, above.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity," which is effective at the beginning of the first interim period beginning after June 15, 2003. However, certain aspects of SFAS 150 have been deferred. SFAS No.

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

150 establishes standards for the Company's classification of liabilities in the financial statements that have characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a material impact on the Company's financial position, results of operations, or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities—An Interpretation of Accounting Research Bulletin (ARB) No. 51" ("FIN 46"). This interpretation clarifies how to identify variable interest entities and how a company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which a company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after December 15, 2003, to variable interest entities in which a company holds a variable interest that it acquired before February 1, 2003. The adoption of this interpretation did not have a material effect on the Company's financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation expands the disclosures to be made by a guarantor about its obligations under certain guarantees and requires that, at the inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective immediately. As disclosed in Note 13, Independent Wireless One Corporation has fully and unconditionally guaranteed the Company's obligations under the IWO 14% senior notes. The initial recognition and measurement provisions of this interpretation are effective for guarantees issued or modified after December 31, 2002. The adoption of the initial recognition and measurement provisions of this interpretation did not have a material effect on the Company's financial position, results of operations or cash flows.

2.    Liquidity and Recent Developments

As of December 31, 2004, the Company was in default of its senior credit facility. Since March 2004, the Company has failed to make $13.8 million in principal payments due on its senior credit facility and was not in compliance with the restrictive covenants under its senior credit facility. In September 2004, one of the holders of the Company's senior credit facility elected to fund $1.8 million, which represented that holder's remaining obligation of a draw request made in 2002. The holders of the Company's senior credit facility have denied the Company access to the remaining $23.4 million in availability.

Additionally, the Company has failed to make scheduled semi-annual interest payments on its senior notes due July 15, 2004 and January 15, 2005 and the holders of the Company's senior notes can place the Company in default of its senior notes.

As a result, at December 31, 2004, the Company classified all outstanding indebtedness of both its senior credit facility and senior notes as a current liability.

As a result of liquidity challenges, the Company made the decision to reduce capital expenditures for network expansion and abandon the construction of cell sites that did not provide a sufficient level of enhanced coverage. The Company recorded an asset abandonment charge of $12.1 million during 2003 for these abandoned cell sites and their related property leases. Included in this asset abandonment charge were cell sites that it was required to construct to meet the build-out requirements under its Sprint PCS management agreement. Failure to complete the build-out of its service area will place the Company in violation of its Sprint PCS management agreement. As a result, Sprint PCS could declare the Company in default and take action up to and including termination of its Sprint management agreement. At December 31, 2004, the Company's construction in progress included $6.6 million primarily related to cell sites that the Company planned to complete, and the Company estimates that completion of these cell sites will require approximately $6.0 million in additional costs to complete construction and place these sites in operation.

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

In November 2004, IWO Escrow Company ("IWO Escrow") was formed to facilitate the reorganization of the Company and reorganize the ownership and capital structure of the Company. IWO Escrow is a special purpose entity that is neither a subsidiary nor an affiliate of either US Unwired or the Company.

On November 29, 2004, the Company entered into a lock up agreement with holders of approximately 68% of the Company's senior notes pursuant to which such holders agreed to vote in favor of and support the Company's proposed financial restructuring plan including among other things, the filing by the debtors of a chapter 11 case, subject to the terms and conditions contained in the lock up agreement. Following a pre-petition solicitation of votes from the holders of the Company's senior notes, the Company received the votes of the holders of approximately 84.62% of the Company's senior notes, constituting approximately 99.2% of the Company's senior notes held by those holders voting, in support of the Company's Plan of Reorganization.

On November 29, 2004, IWO Escrow signed a letter of intent with Sprint PCS, contingent on the consummation of the reorganization of the Company, under which the parties agreed to amend the Company's affiliation agreement with Sprint PCS. The amendments were retroactively effective to November 1, 2004 and subject to the right of Sprint PCS to terminate the amendments in the event a reorganization of the Company did not occur. The amendments include a provision for the settlement of all outstanding disputed charges between the Company and Sprint PCS that had been disputed by the Company prior to November 1, 2004; the restructuring of costs that Sprint PCS charges the Company for certain services, which would also be adjusted effective November 1, 2004; an increase in the fixed reciprocal roaming rate, which rate will be retroactive back to November 1, 2004; a reduction in the Company's coverage area by approximately 100,000 people in certain portions of New Hampshire and Vermont; and a modification to the service area build-out requirements.

On December 1, 2004, the Company commenced a solicitation of consents from the Company's creditors to a pre-packaged plan of bankruptcy.

On December 14, 2004, IWO Escrow offered $150 million in Senior Secured Floating Rate Notes due 2012 and $140 million Principal Amount at Maturity 10.75% Senior Discount Notes due 2015 ("new notes"). The proceeds from the new notes, approximately $232.7 million, were placed in escrow pending the consummation of the reorganization of the Company and the merger of IWO Escrow and the Company.

On January 4, 2005, the Company filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware ("Bankruptcy Court") seeking relief under the provision of chapter 11 of title 11 of the United States Code ("Bankruptcy Code"). Upon filing the petition, the Company's continued to operate its businesses as debtors–in–possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provision of the Bankruptcy Code and the orders of the Bankruptcy Court.

On February 9, 2005, the Bankruptcy Court entered an order confirming the Company's pre–packaged chapter 11 joint plan of reorganization (the "Plan of Reorganization"). Pursuant to the Plan of Reorganization, on February 10, 2005, IWO Escrow was merged into the Company and the Company issued approximately $232.7 million in aggregate proceeds of new notes. The Company repaid in full and terminated its existing $215.0 million senior credit facility. The $160.0 million senior notes were cancelled and exchanged for all of the new common stock of the Company and the existing common stock of the Company, all of which was owned by US Unwired, was cancelled, with no distributions or payments thereon.

In connection with the consummation of the Plan of Reorganization, the Company terminated its management agreement with US Unwired, dated April 1, 2004, as amended on January 3, 2005 ("the management agreement"). The termination of the management agreement is subject to a four–month

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

transition period during which US Unwired will continue to provide transitional management and restructuring services to the Company as defined in the management agreement.

Due to the uncertainty as of December 31, 2004 of this transaction being completed, the accompanying audited consolidated financial statements do not reflect the effects of the Company's reorganization.

Implementation of Fresh-Start Accounting

Pursuant to the American Institute of Certified Public Accountants, or the AICPA, Statement of Position 90–7 ("SOP 90-7"), "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code", the accounting for the effects of the reorganization will occur once the Plan of Reorganization is confirmed by the Bankruptcy Court and there are no remaining contingencies material to completing the implementation of the Plan of Reorganization. The fresh-start accounting principles of SOP 90-7 provide, among other things, for the Company to determine the value to be assigned to the assets of reorganized IWO Holdings as of the confirmation date.

Under fresh-start accounting, the Company's reorganization value will be allocated to its assets based on their respective fair values in conformity with the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets will be treated as an indefinite-lived intangible asset referred to as "reorganization value in excess of value of identifiable assets" and will be recorded on the Company's balance sheet as goodwill. If there is any excess of fair value of assets and liabilities over our confirmed enterprise value, such excess will be accounted for by reducing the carrying value of all of the Company's assets (except current assets) on a pro rata basis.

Certain assets as well as related depreciation and amortization expense set forth on the Company's financial statements do not yet give effect to the adjustments that will result from the adoption of fresh-start accounting and as a result, could change materially. Accordingly, the Company's financial condition and results of operations from and after the effective date of the Plan of Reorganization will not be comparable to the financial condition or results of operations reflected in the Company's audited consolidated financial statements.

3.    Goodwill and Intangible Assets

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", on January 1, 2002.

The Company completed the first of the required impairment tests of goodwill and indefinite lived assets as of January 1, 2002 and determined that the adoption of this provision of the new rules had no impact on the Company's financial statements at that time. As a result of the impairment indicators discussed in Note 2 above, the Company performed an impairment test of goodwill in the fourth quarter of 2002 and in the fourth quarter of 2003. In connection with this impairment tests, the Company also reviewed its long-lived assets for impairment under SFAS No. 144.

The Company determined that US Unwired and IWO are considered to be separate reporting units as each constitutes a separate business for which discrete financial information is available and management regularly reviews the operating results of each of these businesses. This determination is further supported as each has separate debt instruments, which under the terms of these, funds available under the US Unwired debt instruments can only be used by US Unwired to finance the operations of US Unwired, and the funds available under the IWO debt instruments can only be used to finance the operations of IWO Unwired.

The Company engaged an independent national valuation firm to assist with the impairment valuation. As a result of the impairment valuation as of October 31, 2002, management believed that

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

both goodwill and a significant portion of IWO's intangible assets were impaired. As a result, IWO recorded a goodwill impairment of approximately $214.2 million and an intangible asset impairment of $188.3 million associated with IWO's right to provide service under the Sprint PCS management agreement in the quarter ended December 31, 2002. The Sprint PCS management agreement was originally assigned a value of $215.0 million and was being amortized using the straight-line method over 218 months. A similar valuation by the independent national valuation firm as of October 31, 2004 and as of October 31, 2003 indicated no additional impairment of goodwill or any of the Company's long-lived assets.

4.    Details of Certain Balance Sheet Accounts

Additional information regarding certain balance sheet accounts is presented below.

	December 31,
	2004	2003
	(In thousands)
Property and equipment
Land	$168	$168
Buildings	5,842	5,842
Leasehold improvements	3,548	3,519
Facilities and equipment	196,437	184,981
Furniture, fixtures, and vehicles	5,642	5,684
Construction in progress	6,626	6,026
	218,263	206,220
Less accumulated depreciation	67,467	40,709
	$150,796	$165,511
Intangible assets
Sprint PCS affiliation agreement	$19,766	$19,766
Subscriber base	—	57,500
	19,766	77,266
Less accumulated amortization	2,435	51,624
	$17,331	$25,642
Other assets
Deferred financing costs	$18,582	$18,582
Other	2,281	2,553
	20,863	21,135
Less accumulated amortization	7,220	4,595
	$13,643	$16,540
Accrued expenses
Unearned revenue and customer deposits	$6,445	$6,115
Accrued interest	21,468	19,766
Accrued Sprint PCS settlements	5,384	4,155
Other	7,036	8,215
	$40,333	$38,251

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

5.    Asset Retirement Obligations

The Company's network is primarily located on leased property, and, in certain cases, the Company has certain contractual obligations, principally related to its lease of space on towers, that fall within the scope of SFAS No. 143, "Accounting for Asset Retirement Obligations". These obligations upon lease termination primarily include certain remediation of leased tower space and land on which the Company's network equipment is located and may include the repair of the towers, the removal of fencing that protects the base station and the concrete pad on which the base station is mounted, testing soil for remediation and the removal of cables and other equipment. In addition, the Company has leases related to switch sites, retail and administrative locations subject to the provisions of SFAS No. 143. Remediation upon termination may include the removal of fixtures and equipment and delivering the premises in good condition except for normal wear and tear.

In 2004, the Company recorded a total initial asset retirement obligation of approximately $0.2 million. As of December 31, 2004, the Company had limited experience related to vacated leased properties having vacated only a few leased properties during the past several years and has incurred only nominal costs associated with the termination of the tower leases and retail outlets. As such, the Company made certain assumptions in determining its initial asset retirement obligation under SFAS No. 143 related to the probability of remediation, the estimated terms of the leases, interest rates and inflationary factors. The Company concluded an average estimated cost of $5,200 to remediate each of its 721 leased tower sites and concluded that it would have only a nominal financial obligation to remediate its leased retail outlets.

6.    Long-Term Debt

For a detailed discussion of long-term debt, refer to Note 2, IWO Liquidity and Recent Developments.

Long-term debt consisted of the following:

	December 31,
	2004	2003
	(In thousands)
Senior notes	$140,275	$138,513
Senior Bank Credit Facility	215,000	213,184
Total long-term debt	$355,275	$351,697

IWO is an unrestricted subsidiary of US Unwired. As a result, funds available under the IWO senior bank credit facilities can only be used by IWO to finance operations of IWO.

As of December 31, 2004, the Company was in default of its senior bank credit facility. Since March 2004, the Company has failed to make $13.8 million in principal payments due on the senior secured credit facility and was not in compliance with the restrictive covenants under its senior secured credit facility. The holders of the senior credit facility have denied the Company access to the remaining $23.4 million in availability. Additionally, the Company has failed to make scheduled semi-annual interest payments on its senior notes due July 15, 2004 and January 15, 2005 and the holders of the senior notes can place the Company in default of its senior notes. For a detailed discussion of Liquidity and Recent Developments, refer to Note 2.

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

Senior Notes – 14%

In February 2001, the Company issued 160,000 units, each consisting of $1,000 principal amount of 14% Senior Notes ("the senior notes") due January 15, 2011 and one warrant to purchase 12.50025 shares of the Company's class C common stock at an exercise price of $7.00 per share. As a result of US Unwired's acquisition of the Company in April 2002, this warrant was converted to a US Unwired warrant to purchase 12.96401 shares of US Unwired's common stock at $6.75 per share. Interest is payable semi-annually on January 15 and July 15 of each year. Independent Wireless One Corporation, a wholly owned subsidiary of IWO, is the sole guarantor of the senior notes. All of the Company's restricted subsidiaries formed or acquired after the issuance of the senior notes that guarantee the senior credit facility will also be required to guarantee the senior notes. The senior notes are not guaranteed by Independent Wireless One Realty Corporation, a wholly owned subsidiary of IWO, or US Unwired and its subsidiaries.

A portion of the original proceeds of the senior notes were used to purchase a portfolio of U.S. government securities that generated sufficient proceeds to make the first six scheduled interest payments on the senior notes through January 2004. The account holding theses funds has been pledged to the trustee for the benefit of the holders of the IWO senior notes.

On February 10, 2005, the $160.0 million senior notes were cancelled and exchanged for all of the new common stock of the Company and the existing common stock of the Company, all of which was owned by US Unwired, was cancelled, with no distributions or payments thereon.

Senior Credit Facility

Effective December 2000, Independent Wireless One Corporation entered into an amended and restated senior credit facility ("senior credit facility") under which it could borrow up to $240 million in the aggregate consisting of up to $70 million in revolving loans and $170 million in term loans. The senior credit facility was to mature in 2008. The term loans were due to be repaid in quarterly installments beginning in March 2004 and the reducing revolver was to mature in March 2008. All loans under the senior credit facility, effective with the date of the default, bore interest at a rate of 4.25-4.75 percent above the agent bank's prime rate. The senior credit facility was secured by all of the assets of the Company and its subsidiaries. The credit facility was available for use only by the Company and its subsidiaries. As discussed in Note 2, on February 10, 2005, the Company repaid in full and terminated its $215.0 million senior credit facility

Maturities of contractual obligations are as follows assuming acceleration of the Company's obligations in 2005 (in thousands):

Long-Term Debt
2005	$375,000
2006	—
2007	—
2008	—
2009	—
Thereafter	—
Total	$375,000

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

7.    Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial statements and the tax bases of assets and liabilities as measured by the enacted tax rates.

Income tax expense differs from the amounts computed by applying applicable U.S. federal income tax rate to loss before income taxes, minority interest and equity in losses of affiliates as a result of the following:

	Years Ended December 31,		For the Period from April 1, 2002 through December 31,	For the Period from January 1, 2002 through March 31,
	2004	2003	2002	2002
	(In thousands)
Computed "expected" tax benefit	$(19,185)	$(33,935)	$(169,648)	$(9,392)
Other	13	11	21	2,692
State income taxes, net of federal income taxes	(2,740)	(4,848)	(14,750)	—
Goodwill impairment	—	—	74,900	—
Increase in valuation allowance	21,912	39,894	109,477	6,700
Prior year return to provision differences	—	(1,122)	—	—
Total income tax expense/(benefit)	$—	$—	$—	$—

The tax effects of temporary differences that give rise to the significant components of deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2004	December 31, 2003	December 31, 2002
	(In thousands)
Deferred tax assets/(liabilities):
Federal net operating losses	$130,454	$135,565	$98,818
Start-up costs	—	—	1,053
Stock compensation	2,021	2,021	2,021
Intangible assets	33,310	31,708	19,085
Accrued expenses	2,087	2,612	1,971
Allowance for bad debt	831	891	1,137
Unearned revenues	2,821	1,840	2,057
Unrealized Gain-Sale of Securities	266	266	—
Interest on Debt Offering	597	597	—
Depreciation on fixed assets	(17,356)	(17,609)	(8,145)
	155,031	157,891	117,997
Less valuation allowance	155,031	157,891	117,997
Net deferred tax liability	$—	$—	$—

At December 31, 2004, the Company had available approximately $371 million of net operating loss carry forwards for federal income tax purposes. This carry forward, which may provide future tax benefits, begins to expire in 2019. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may limit the amount of federal net operating loss carry forwards that could be used in future years to offset taxable income and taxes payable.

In assessing the possibility of realization of deferred tax assets at December 31, 2004, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

taxable income and tax planning strategies in making this assessment. Based upon these considerations, the Company provided a valuation allowance to reduce the carrying value of certain of its deferred tax assets.

Tax impact of the reorganization

For federal income tax purposes as of December 31, 2004, IWO is currently a member of an affiliated group of which US Unwired is the common parent (the "US Unwired Group"), and join in the filing of a consolidated federal income tax return. As of February 10, 2005 and effective with the reorganization, this is no longer the case. The US Unwired Group has reported substantial consolidated net operating loss carry forwards for federal income tax purposes as of December 31, 2004, of which approximately $371 million are allocable to IWO (a portion of which is subject to certain existing limitations).

After the reorganization described in Note 1, IWO expects to realize a significant amount of cancellation of debt ("COD"), for federal income tax purposes. Because IWO will be a debtor in a bankruptcy case and the COD will be incurred pursuant to a pre-packaged plan of bankruptcy, IWO will not be required to include such COD in our taxable income for federal income tax purposes, but will be required to reduce certain of our tax attributes (including a portion of our allocable net operating loss carry forwards and possibly the tax basis of certain assets by the amount of such COD).

Moreover, following the reorganization, IWO's ability to utilize any remaining net operating losses that are allocable to it to offset future taxable income may be limited under Section 382 of the Internal Revenue Code.

8.    Commitments and Contingencies

A portion of the Company's gross subscriber additions has been through its pre-pay program, which has been provided and managed by US Unwired pursuant to an agreement that US Unwired entered into with a third-party service provider. For the year ended December 31, 2004, 14.7% of the Company's gross subscriber additions were added under the pre-pay program, and at December 31, 2004, 5.6% of the Company's subscribers participated in the pre-pay program. Pre-pay subscribers accounted for approximately $4.1 million, or 2.9% of the Company's subscriber revenues in 2004. Following consummation of the reorganization and the termination of the Company's management agreement with US Unwired, the Company will no longer market that plan in its territory, in which case the Company will seek to transition its current pre-pay subscribers to other product offerings. The inability to continue to offer a pre-pay program or the failure to successfully transition subscribers could result in reduced revenues and earnings. If the Company decides to continue to offer a similar program, the Company will have to negotiate a new agreement with a third-party service provider, which could result in increased expenses.

The Company uses Sprint to process all post-pay PCS subscriber billings including monthly recurring charges, airtime and other charges such as interconnect fees. The Company pays various fees to Sprint for new subscribers as well as recurring monthly fees for services performed for existing customers including billing and management of customer accounts. Sprint's billing for these services is based upon an estimate of the actual costs incurred by Sprint to provide such services. At the end of each calendar year, Sprint PCS compares its actual costs to provide such services to remittances by the Company for estimated billings and either refunds overpayments or bills for costs in excess of the payments made. Based upon information as provided by Sprint, the Company believes it has adequately provided for the above-mentioned costs in the accompanying consolidated financial statements.

Effective April 1, 2000, the Company established a 401(k) defined contribution plan (the "Plan") in which all full time employees (as defined) are eligible to participate in the Plan. Under the Plan,

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

participants may elect to withhold up to 15% of their annual compensation, subject to IRS limitation. The Company is required to make matching contributions based on a percentage of the participant's contributions. Participants vest in the Company matching contributions ratably over a four-year vesting period (25% per year). Contribution expense for the years ended December 31, 2004 and December 31, 2003, the nine months ended, December 31, 2002 and the three months ended March 31, 2002 were approximately $0.2 million, $0.3 million, $0.1 million and $0.3 million, respectively.

The Company is a party to various non-cancelable operating leases for facilities and equipment. The Company recognizes rent expense on a straight-line basis over the life of the lease, which establishes deferred rent on the balance sheet. The Company considers the lease term to include the renewal periods of any lease that could cause a significant economic detriment to the Company if such lease renewal option is not exercised. Future minimum lease payments due under non-cancelable operating leases with terms in excess of one year are as follows (in thousands):

Year ending December 31,
2005	$16,526
2006	16,770
2007	16,184
2008	15,886
2009	15,311
Thereafter	23,514
$104,191

Rental expense was $16.2 million, $15.9 million, $13.6 million and $3.1 million for the years ended December 31, 2004, December 31, 2003, the nine months ended December 31, 2002 and the three months ended March 31, 2002.

9.    Stock Option and Performance Award and Warrant Programs

On April 1, 2002, 100% of IWO's outstanding stock was acquired by US Unwired. Each share of IWO stock was converted to 1.0371 shares of US Unwired common stock. As a result, approximately 37.6 million outstanding shares of IWO stock were converted to approximately 39.0 million shares of US Unwired common stock. In addition, 6.9 million shares of US Unwired common stock were reserved for issuance upon exercise of IWO options, IWO Founders and Management Warrants and IWO High Yield Warrants were based upon the same conversion ratio.

Stock options and warrants outstanding were as follows:

	Outstanding Options		Warrants
(In thousands)
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2001	4,109	6	2,977	6
Conversion to US Unwired options	(4,109)	6	(2,977)	6
Balance, December 31, 2002	—	—	—	—
2003 Activity	—	—	—	—
Balance, December 31, 2003	—	—	—	—
2004 Activity	—	—	—	—
Balance, December 31, 2004	—	$—	—	$—

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
December 31, 2004

There were no options granted under the plans during the years ended December 31, 2004 and December 31, 2003, the nine months ended December 31, 2002 or during the three months ended March 31, 2002.

10.    Related Party Transactions

On December 20, 1999, the Company and an affiliate of a stockholder entered into a five-year advisory agreement whereby the Company was to receive consulting services from the affiliate for a $5,000,000 fee. On March 31, 2002 in connection with the acquisition by US Unwired, Inc., the remaining balance of $2.8 million was written-off as an operating expense. There was no such amount in 2004 or 2003 or the nine months ended December 31, 2002.

In connection with the Company's senior credit facility, two participating financial institutions were also, at the time, shareholders of the Company. Interest expense incurred on their portion of debt outstanding for the years ended December 31, 2004 and December 31, 2003, the nine months ended December 31, 2002, the three months ended March 31, 2002 amounted to $0, $1.7 million, $1.4 million and $0.4 million, respectively.

The Company utilized the services of a law firm in which a partner of the law firm is a stockholder of IWO. On December 20, 1999, the Company entered into a three-year professional services agreement with its outside General Counsel/stockholder, whereby the General Counsel/stockholder will provide legal services annually up to $400,000 and participate in the Company's stock option program. On September 17, 2000 the Company terminated the professional services agreement and replaced it with a one-year consulting agreement that provided for monthly payments of $10,000 and a bonus up to $250,000. Legal fees incurred under the professional services agreement/consulting agreement for three months ended March 31, 2002 were approximately $0.2 million. There were no such charges for the years ended December 31, 2004 and December 31, 2003 and the nine months ended December 31, 2002.

11.    Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, subscriber receivables, accrued interest and other receivables, and accounts payable and accrued expenses approximate fair value because of the short-term nature of these items. The estimated fair value and carrying values of the Company's senior notes at December 31, 2004 and 2003 was:

	As of December 31,
	2004		2003
	(In thousands)
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior notes	$140,275	$103,360	$138,513	$24,800

The fair value of these notes is based on the most recently available trading prices. The carrying amount of substantially all of the remainder of the Company's long-term debt approximates fair value due to the borrowings variable interest rates.

Fair value estimates are subject to inherent limitations. Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. The estimated fair values of financial instruments presented above are not necessarily indicative of amounts the Company might realize in actual market transactions. Estimates of fair value are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

12.	Selected Quarterly Financial Data (Unaudited)

The following table summarizes the Company's quarterly financial data for the years ended December 31, 2004 and December 31, 2003, respectively.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
2004
Revenues	$43,937	$46,524	$49,484	$47,308
Operating income (loss)	(7,393)	(1,719)	755	(7,146)
Net loss	(18,732)	(8,857)	(9,530)	(17,695)
Total liabilities	410,847	421,184	418,795	426,207
Accumulated deficit	(600,398)	(609,255)	(618,785)	(636,479)
Stockholders' equity (deficit)	(153,948)	(162,805)	(172,334)	(190,029)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
2003
Revenues	$39,020	$42,613	$46,169	$44,047
Operating income (loss)	(28,625)	(8,801)	(7,141)	(12,178)
Net loss	(37,496)	(17,801)	(17,961)	(23,699)
Total liabilities	394,893	397,651	399,143	412,206
Accumulated deficit	(522,205)	(540,006)	(557,967)	(581,665)
Stockholders' equity (deficit)	(75,755)	(93,556)	(111,517)	(135,215)

13.	Condensed Consolidating Financial Information

Independent Wireless One Leased Realty Corporation (the "Non-Guarantor"), a 100% wholly owned subsidiary of Independent Wireless One Corporation, is precluded from guaranteeing the debt of IWO Holdings, Inc. based on current agreements in effect. Independent Wireless One Corporation is not restricted from serving as a guarantor of the IWO Holdings, Inc. debt.

Independent Wireless One Leased Realty Corporation holds all of the cell site leases and certain leases related to the retail stores and tower site leases. Operating expenses are comprised of rent expense from these leases. Independent Wireless One Leased Realty Corporation has charged Independent Wireless One Corporation a fee equal to its rent expense for use of its leased cell sites, office and retail space.

The information which follows presents the condensed consolidating balance sheet as of December 31, 2004 and December 31, 2003 and the condensed consolidating results of operations and cash flows for the years ended December 31, 2004 and December 31, 2003, for the nine-month period ended December 31, 2002 and for the three month period ended March 31, 2002 of (a) the Parent Company, IWO Holdings, Inc., (b) the "Guarantor", Independent Wireless One Corporation, and (c) the "Non-Guarantor", Independent Wireless One Leased Realty Corporation, and includes consolidating entries and the Company on a consolidated basis.

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
December 31, 2004

Condensed Consolidating Balance Sheet
December 31, 2004

	IWO Holdings, Inc. (Parent)	Independent Wireless One Corp. (Guarantor)	Independent Wireless One Leased Realty Corp. (Non-guarantor)	Consolidating Entries	Consolidated
	(In thousands)
ASSETS:
Current assets:
Cash and cash equivalents	$—	$33,840	$—	$—	$33,840
Restricted cash	80	—	—	—	80
Subscriber receivables, net	—	11,381	—	—	11,381
Inventory	—	1,386	—	—	1,386
Prepaid expenses and other assets	—	4,654	3,067	—	7,721
Total current assets	80	51,261	3,067	—	54,408
Investment in subsidiary	(188,366)	—	—	188,366	—
Property and equipment, net	—	150,796	—	—	150,796
Intangible assets, net	—	17,331	—	—	17,331
Other assets	—	13,643	—	—	13,643
Total assets	$(188,286)	$233,031	$3,067	$188,366	$236,178
LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
Accounts payable	$—	$24,277	$—	$—	$24,277
Accrued expenses	21,468	18,865	—	—	40,333
Payable to (receivable from) related party	(160,000)	157,404	3,067	—	471
Current maturities of long-term obligations	140,275	215,000	—	—	355,275
Total current liabilities	1,743	415,546	3,067	—	420,356
Long-term debt	—	—	—	—	—
Other	—	5,851	—	—	5,851
Stockholder's deficit:
Common stock	1	—	—	—	1
Additional paid-in capital	446,449	383,444	—	(383,444)	446,449
Retained deficit	(636,479)	(571,810)	—	571,810	(636,479)
Total stockholder's deficit	(190,029)	(188,366)	—	188,366	(190,029)
Total liabilities and stockholder's deficit	$(188,286)	$233,031	$3,067	$188,366	$236,178

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
December 31, 2004

Condensed Consolidating Balance Sheet
December 31, 2003

	IWO Holdings, Inc. (Parent)	Independent Wireless One Corp. (Guarantor)	Independent Wireless One Leased Realty Corp. (Non-guarantor)	Consolidating Entries	Consolidated
	(In thousands)
ASSETS:
Current assets:
Cash and cash equivalents	$—	$32,337	$—	$—	$32,337
Restricted cash and US Treasury securities at amortized cost – held to maturity	11,278	8,080	—	—	19,358
Subscriber receivables, net	—	9,938	—	—	9,938
Inventory	—	1,619	—	—	1,619
Prepaid expenses and other assets	—	2,798	3,069	—	5,867
Total current assets	11,278	54,772	3,069	—	69,119
Investment in subsidiary	(157,713)	—	—	157,713	—
Property and equipment, net	—	165,511	—	—	165,511
Intangible assets, net	—	25,642	—	—	25,642
Note receivable	—	179	—	—	179
Other assets	—	16,540	—	—	16,540
Total assets	$(146,435)	$262,644	$3,069	$157,713	$276,991
LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
Accounts payable	$—	$17,079	$—	$—	$17,079
Accrued expenses	10,267	27,984	—	—	38,251
Payable to (receivable from) related party	(160,000)	156,970	3,069	—	39
Current maturities of long-term obligations	138,513	213,184	—	—	351,697
Total current liabilities	(11,220)	415,217	3,069	—	407,066
Long-term debt	—	—	—	—	—
Other	—	5,140	—	—	5,140
Stockholder's deficit:
Common stock	1	—	—	—	1
Additional paid-in capital	446,449	383,444	—	(383,444)	446,449
Retained deficit	(581,665)	(541,157)	—	541,157	(581,665)
Total stockholder's deficit	(135,215)	(157,713)	—	157,713	(135,215)
Total liabilities and stockholder's deficit	$(146,435)	$262,644	$3,069	$157,713	$276,991

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

Condensed Consolidating Statement of Operations
Year ended December 31, 2004

	IWO Holdings, Inc. (Parent)	Independent Wireless One Corp. (Guarantor)	Independent Wireless One Leased Realty Corp. (Non-guarantor)	Consolidating Entries	Consolidated
	(In thousands)
Revenues	$—	$187,253	$15,253	$(15,253)	$187,253
Operating expenses	—	202,756	15,253	(15,253)	202,756
Operating income (loss)	—	(15,503)	—	—	(15,503)
Other income (expense), net	(24,160)	(15,151)	—	—	(39,311)
Equity in income (losses) of wholly-owned subsidiaries	(30,654)	—	—	30,654	—
Net income (loss)	$(54,814)	$(30,654)	$—	$30,654	$(54,814)

Condensed Consolidating Statement of Operations
Year ended December 31, 2003

	IWO Holdings, Inc. (Parent)	Independent Wireless One Corp. (Guarantor)	Independent Wireless One Leased Realty Corp. (Non-guarantor)	Consolidating Entries	Consolidated
	(In thousands)
Revenues	$—	$171,849	$14,674	$(14,674)	$171,849
Operating expenses	—	228,594	14,674	(14,674)	228,594
Operating income (loss)	—	(56,745)	—	—	(56,745)
Other income (expense), net	(23,431)	(16,781)	—	—	(40,212)
Equity in income (losses) of wholly-owned subsidiaries	(73,526)	—	—	73,526	—
Net income (loss)	$(96,957)	$(73,526)	$—	$73,526	$(96,957)

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

Condensed Consolidating Statement of Operations
Nine months ended December 31, 2002

	IWO Holdings, Inc. (Parent)	Independent Wireless One Corp. (Guarantor)	Independent Wireless One Leased Realty Corp. (Non-guarantor)	Consolidating Entries	Consolidated
	(In thousands)
Revenues	$—	$124,896	$10,370	$(10,370)	$124,896
Operating expenses	—	583,453	10,370	(10,370)	583,453
Operating income (loss)	—	(458,557)	—	—	(458,557)
Other income (expense), net	(17,078)	(9,073)	—	—	(26,151)
Equity in income (losses) of wholly-owned subsidiaries	(467,630)	—	—	467,630	—
Net income (loss)	$(484,708)	$(467,630)	$—	$467,630	$(484,708)

Condensed Consolidating Statement of Operations
Three months ended March 31, 2002

	IWO Holdings, Inc. (Parent)	Independent Wireless One Corp. (Guarantor)	Independent Wireless One Leased Realty Corp. (Non-guarantor)	Consolidating Entries	Consolidated
	(In thousands)
Revenues	$—	$35,536	$3,092	$(3,092)	$35,536
Operating expenses	—	55,724	3,092	(3,092)	55,724
Operating income (loss)	—	(20,188)	—	—	(20,188)
Other income (expense), net	(4,613)	(2,035)	—	—	(6,648)
Equity in income (losses) of wholly-owned subsidiaries	(22,223)	—	—	22,223	—
Net income (loss)	$(26,836)	$(22,223)	$—	$22,223	$(26,836)

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

Condensed Consolidating Statement of Cash Flows
Year ended December 31, 2004

	IWO Holdings, Inc. (Parent)	Independent Wireless One Corp. (Guarantor)	Independent Wireless One Leased Realty Corp. (Non-guarantor)	Consolidating Entries	Consolidated
	(In thousands)
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$(11,160)	$3,292	$—	$—	$(7,868)
Cash flows from investing activities:
Release of restricted cash and U.S. Treasury securities	11,160	8,119	—	—	19,279
Payments for the purchase of equipment	—	(11,883)	—	—	(11,883)
Proceeds from sale of assets	—	159	—	—	159
Net cash provided by (used in) investing activities	11,160	(3,605)	—	—	7,555
Cash flows from financing activities:
Proceeds from long-term debt	—	1,816	—	—	1,816
Other financing activities	—	—	—	—	—
Net cash provided by (used in) financing activities	—	1,816	—	—	1,816
Net increase in cash and cash equivalents	—	1,503	—	—	1,503
Cash and cash equivalents at beginning of period	—	32,337	—	—	32,337
Cash and cash equivalents at end of period	$—	$33,840	$—	$—	$33,840

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

Condensed Consolidating Statement of Cash Flows
Year ended December 31, 2003

	IWO Holdings, Inc. (Parent)	Independent Wireless One Corp. (Guarantor)	Independent Wireless One Leased Realty Corp. (Non-guarantor)	Consolidating Entries	Consolidated
	(In thousands)
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$(21,859)	$10,609	$—	$—	$(11,250)
Cash flows from investing activities:
Release of restricted cash and U.S. Treasury securities	21,859	—	—	—	21,859
Payments for the purchase of equipment	—	(13,354)	—	—	(13,354)
Proceeds from sale of assets	—	74	—	—	74
Net cash provided by (used in) investing activities	21,859	(13,280)	—	—	8,579
Cash flows from financing activities:
Proceeds from long-term debt	—	—	—	—	—
Other financing activities	—	—	—	—	—
Net cash provided by (used in) financing activities	—	—	—	—	—
Net increase in cash and cash equivalents	—	(2,671)	—	—	(2,671)
Cash and cash equivalents at beginning of period	—	35,008	—	—	35,008
Cash and cash equivalents at end of period	$—	$32,337	$—	$—	$32,337

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

Condensed Consolidating Statement of Cash Flows
April 1, 2002 through December 31, 2002

	IWO Holdings, Inc. (Parent)	Independent Wireless One Corp. (Guarantor)	Independent Wireless One Leased Realty Corp. (Non-guarantor)	Consolidating Entries	Consolidated
	(In thousands)
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$(10,449)	$(22,251)	$—	$—	$(32,700)
Cash flows from investing activities:
Release of restricted cash and U.S. Treasury securities	10,449	—	—	—	10,449
Payments for the purchase of equipment	—	(53,820)	—	—	(53,820)
Acquisition costs	—	(191)	—	—	(191)
Maturities and sales of marketable securities	—	66,967	—	—	66,967
Net cash provided by (used in) investing activities	10,449	12,956	—	—	23,405
Cash flows from financing activities:
Proceeds from long-term debt	—	43,184	—	—	43,184
Other financing activities	—	20	—	—	20
Net cash provided by (used in) financing activities	—	43,204	—	—	43,204
Net increase in cash and cash equivalents	—	33,909	—	—	33,909
Cash and cash equivalents at beginning of period	—	1,099	—	—	1,099
Cash and cash equivalents at end of period	$—	$35,008	$—	$—	$35,008

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

Condensed Consolidating Statement of Cash Flows
January 1, 2002 through March 31, 2002

	IWO Holdings, Inc. (Parent)	Independent Wireless One Corp. (Guarantor)	Independent Wireless One Leased Realty Corp. (Non-guarantor)	Consolidating Entries	Consolidated
	(In thousands)
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$(10,717)	$(4,151)	$—	$—	$(14,868)
Cash flows from investing activities:
Release of restricted cash and U.S. Treasury securities	10,717	—	—	—	10,717
Payments for the purchase of equipment	—	(29,144)	—	—	(29,144)
Maturities of marketable securities	—	6,000	—	—	6,000
Net cash provided by (used in) investing activities	10,717	(23,144)	—	—	(12,427)
Cash flows from financing activities:
Proceeds from long-term debt	—	40,000	—	—	40,000
Principal payments of long-term debt	—	(15,000)	—	—	(15,000)
Net cash provided by (used in) financing activities	—	25,000	—	—	25,000
Net decrease in cash and cash equivalents	—	(2,295)	—	—	(2,295)
Cash and cash equivalents at beginning of period	—	3,394	—	—	3,394
Cash and cash equivalents at end of period	$—	$1,099	$—	$—	$1,099

14.    Subsequent Events

Effective February 10, 2005, US Unwired ceased to have an equity interest in IWO. Refer to Note 2 for additional information.

IWO HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Successor Company March 31, 2005	Predecessor Company December 31, 2004
	(Unaudited)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	$29,253	$33,840
Subscriber receivables, net	10,482	11,381
Inventory	1,626	1,386
Prepaid expenses and other assets	9,064	7,801
Total current assets	50,425	54,408
Property and equipment, net	118,571	150,796
Goodwill	27,468	—
Intangible assets, net	129,752	17,331
Other assets	12,508	13,643
Total assets	$338,724	$236,178
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$8,718	$24,277
Accrued expenses	18,328	40,333
Payable to related party	—	471
Current maturities of long-term obligations	—	355,275
Total current liabilities	27,046	420,356
Long term obligations, net of current maturities	234,761	—
Other	372	5,851
Stockholders' equity (deficit):
Preferred stock, $0.01 par value per share; 50,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01 per share; 9,950,000 shares authorized; 5,000,005 shares issued and outstanding	50	1
Additional paid in capital	84,950	446,449
Retained deficit	(8,455)	(636,479)
Total stockholders' equity (deficit)	76,545	(190,029)
Total liabilities and stockholders' equity (deficit)	$338,724	$236,178

See accompanying notes to unaudited condensed consolidated financial statements.

IWO HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(In thousands, except per share amounts)

	Successor Company	Predecessor Company
	For the Two Months Ended March 31, 2005	For the Month Ended January 31, 2005	For the Three Months Ended March 31, 2004
Revenues:
Subscriber	$23,312	$12,302	$32,971
Roaming	7,795	2,503	8,597
Merchandise sales	1,282	665	2,285
Other revenue	42	29	84
Total revenue	32,431	15,499	43,937
Expense:
Cost of service	18,269	7,772	22,689
Merchandise cost of sales	2,039	1,259	4,142
General and administrative	2,258	675	2,954
Gain on reorganization	—	(113,966)	—
Sales and marketing	5,384	2,645	7,548
Depreciation and amortization	8,642	2,273	13,997
Total expense	36,592	(99,342)	51,330
Operating income (loss)	(4,161)	114,841	(7,393)
Other income (expense):
Interest expense	(4,811)	(1,772)	(11,406)
Interest income	517	18	92
Gain on extinguishment of debt	—	76,942	—
Loss on sale of assets	—	—	(25)
Total other income (expense)	(4,294)	75,188	(11,339)
Net income (loss)	$(8,455)	$190,029	$(18,732)
Basic and diluted loss per share of common stock	$(1.69)	n/a	n/a

See accompanying notes to unaudited condensed consolidated financial statements.

IWO HOLDINGS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
(Unaudited)
(In thousands)

	IWO Holdings, Inc. Capital Stock	Additional paid-in Capital	Retained Deficit	Total
Predecessor Company Balance at December 31, 2004	$1	$446,449	$(636,479)	$(190,029)
Predecessor Company net income	—	—	190,029	190,029
Predecessor Company's balance at January 31, 2005	1	446,449	(446,450)	—
Elimination of Predecessor Company's stockholders' equity	(1)	(446,449)	446,450	—
Issuance of Common Stock by Successor Company	50	84,950	—	85,000
Successor Company net loss	—	—	(8,455)	(8,455)
Successor Company balance at March 31, 2005	$50	$84,950	$(8,455)	$76,545

See accompanying notes to unaudited condensed consolidated financial statements.

IWO HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Successor Company	Predecessor Company
	For the Two Months Ended March 31, 2005	For the Month Ended January 31, 2005	For the Three Months Ended March 31, 2004
Cash flows from operating activities
Net cash used in operating activities	$(2,512)	$(1,655)	$(5,833)
Cash flows provided (used) by investing activities
Purchases of property and equipment	(1,397)	(2,118)	(1,452)
Release of restricted cash	—	—	11,186
Bond collateral related to capital projects.	(1,719)	—	—
Proceeds from the sale of assets	—	—	5
Net cash provided (used) by investing activities	(3,116)	(2,118)	9,739
Cash flows provided (used) by financing activities
Principal payments on long-term debt	—	(215,475)	—
Proceeds from long term borrowing	—	231,229	—
Debt issuance costs	—	(10,940)	—
Net cash provided by financing activities	—	4,814	—
Net change in cash and cash equivalents	(5,628)	1,041	3,906
Cash and cash equivalents at beginning of period	34,881	33,840	32,337
Cash and cash equivalents at end of period	$29,253	$34,881	$36,243

See accompanying notes to unaudited condensed consolidated financial statements.

IWO HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

1.	Business and Basis of Presentation

Nature of Business and Operations

IWO Holdings, Inc. and its subsidiaries (collectively referred to as the "Company," "IWO," "we" and "us"), a PCS affiliate of Sprint, the personal communications services division of Sprint Corporation. The Company has the exclusive right to provide digital wireless personal communications services, or PCS, under the Sprint brand names in a territory that includes a total population, or POPs, of approximately 6.2 million. The Company's service area covers upstate New York, including the markets of Albany, Binghamton, Syracuse and Ithaca, substantially all of New Hampshire and Vermont and portions of Massachusetts and Pennsylvania.

Plan of Reorganization

IWO is a restructured company. On January 4, 2005, IWO and each of its subsidiaries (collectively, the "Debtors") filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") seeking relief under the provisions of chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") (the "Chapter 11 Case"). In connection with the Chapter 11 Case, the Debtors also filed with the Bankruptcy Court on January 4, 2005 a proposed "pre-packaged" plan of reorganization (the "Plan of Reorganization"), which was confirmed on February 9, 2005 (effective February 10, 2005) pursuant to an order entered by the Bankruptcy Court.

Pursuant to the Plan of Reorganization, on February 10, 2005, IWO Escrow Company ("IWO Escrow"), a special-purpose entity formed to obtain new debt financing and merge with and into IWO upon consummation of the Plan of Reorganization, was merged into IWO. At that time, IWO assumed $150.0 million in Senior Secured Floating Rate Notes due 2012 and $140.0 million Principal Amount at Maturity 10.75% Senior Discount Notes due 2015, which had been issued by IWO Escrow, resulting in approximately $232.7 million in aggregate net proceeds to IWO. IWO used these proceeds to repay in full and terminate its existing $215.0 million senior credit facility. The existing common stock of IWO, all of which was owned by US Unwired, was cancelled, with no distributions or payments thereon. In addition, IWO's existing $160.0 million senior notes were cancelled and exchanged for 5,000,005 shares of new common stock of IWO.

On November 29, 2004, IWO Escrow signed a letter of intent with Sprint PCS, effective on the consummation of the reorganization, under which the parties agreed to amend our affiliation agreement with Sprint PCS. The amendments were retroactively effective to November 1, 2004 and subject to the right of Sprint PCS to terminate the amendments in the event a reorganization did not occur. The amendments include a provision for the settlement of all outstanding disputed charges between us and Sprint PCS that had been disputed by us prior to November 1, 2004; the restructuring of costs that Sprint PCS charges us for certain services, which would also be adjusted effective November 1, 2004; an increase in the fixed reciprocal roaming rate, which rate will be retroactive back to November 1, 2004; a reduction in our coverage area by approximately 100,000 people in certain portions of New Hampshire and Vermont; and, a modification to the service area build-out requirements.

In connection with the consummation of the Plan of Reorganization, IWO terminated its management agreement with US Unwired, dated April 1, 2004, as amended on January 3, 2005. The termination of the management agreement is subject to a four-month transition period during which US Unwired will continue to provide transitional management and restructuring services as defined in the management agreement.

Fresh Start Accounting

Pursuant to the American Institute of Certified Public Accountants, or the AICPA, Statement of Position 90–7 ("SOP 90-7"), "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code", the accounting for the effects of the reorganization occurs once the Plan of Reorganization is confirmed by the Bankruptcy Court and there are no remaining contingencies material to completing the implementation of the Plan of Reorganization. The fresh-start accounting principles of SOP 90-7 provide, among other things, for the Company to determine the value to be assigned to the assets of reorganized IWO Holdings as of the confirmation date.

For financial reporting purposes, the Company applied fresh-start accounting as of February 1, 2005 because the results of operations for the nine calendar days prior to February 10, 2005 did not have a material impact on the reorganized Company's financial position, results of operations and cash flows. The periods as of and prior to January 31, 2005 have been designated "Predecessor Company" and the periods subsequent to January 31, 2005 have been designated "Successor Company".

Under fresh-start accounting, the Company's reorganization value was allocated to its assets and liabilities based on their respective fair values in conformity with the purchase method of accounting for business combinations. The excess of reorganization value over the fair value of net assets and liabilities is reported as goodwill. Certain assets as well as related depreciation and amortization expense set forth on the Company's financial statements give effect to the adjustments that were the result of the adoption of fresh-start accounting. Accordingly, the Company's financial condition and results of operations from and after February 10, 2005, the effective date of the Plan of Reorganization, will not be comparable to the financial condition or results of operations for prior periods.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The condensed consolidated balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements. The condensed consolidated financial statements contained herein should be read in conjunction with the financial statements and notes included in the Form 10-K for IWO Holdings, Inc. for the year ended December 31, 2004, filed on March 31, 2005 with the Securities and Exchange Commission. Certain reclassifications have been made to the financial statements for the three-month period ended March 31, 2004 to conform to the presentation of the financial statements herein.

Use of Management Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results can vary from these estimates.

2.	Summary of Significant Accounting Policies

Revenue Recognition

The Company earns revenue by providing access to and usage of its network and sales of merchandise. Subscriber revenue consists primarily of a basic service plan (where the customer purchases a pre-allotted number of minutes for voice and/or data transmission); airtime (which consists of billings for minutes that either exceed or are not covered by the basic service plan); long distance; and charges associated with travel outside our service area. Travel revenue is generated on a per-minute basis when a Sprint subscriber outside of our markets uses the Company's service when traveling through the Company's markets. Foreign roaming revenue is generated when a non-Sprint customer uses the Company's service when traveling through the Company's markets. The Company recognizes roaming revenue through an agreement that allows a reseller to sell prepaid wireless services in its markets. Revenues are recognized when amounts are considered to be earned under the respective service plans and collection of such amounts is considered probable.

Sprint retains 8% of collected service revenues from subscribers based in the Company's service area, foreign roaming and for revenue generated under its reseller agreement. The amount of affiliation fees retained by Sprint PCS is recorded as a cost of services expense. Revenues derived from the sale of handsets and accessories by the Company and from certain roaming services (outbound roaming and roaming revenues from Sprint and its PCS network partner subscribers) are not subject to the 8% affiliation fee from Sprint.

Revenues from the sales of merchandise, primarily wireless handsets and accessories, represent a separate earnings process and are recognized at the time of the customer purchase. These revenues and related costs are included in merchandise sales and cost of sales, respectively. The Company reduces recorded revenue for rebates and discounts given to subscribers on wireless handsets sales in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9 "Accounting for Consideration Given by a Vendor to a Subscriber (Including a Reseller of the Vendor's Products)."

The Company recognizes revenues from activation fees in accordance with EITF Issue No. 00-21. In May 2003, the EITF modified its previous consensus to EITF Issue No. 00-21 to clarify its scope and its interaction with other authoritative literature. As permitted under the modified consensus, the Company adopted this modified consensus effective July 1, 2003 for all revenue arrangements entered into subsequent to June 30, 2003. EITF Issue No. 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the related revenues should be measured and allocated to the separate units of accounting. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. The Company believes that the sale of handsets and future service under contract should be accounted for as separate units under EITF Issue No. 00-21. As a result, the total consideration under these arrangements, including any related activation fees, is allocated between these separate units based on their relative fair values.

The Company recognizes only a portion of contract cancellation fees billed to subscribers that disconnect service prior to fulfilling the contractual length of service, as there is significant uncertainty that all contract cancellation fees that are billed will be collected. The Company has very limited information at a detail level sufficient to perform its own evaluation and relies on Sprint historical trending to make its estimates. If the collections on contract cancellation fees are less than that recognized, additional allowances may be required.

The Company recognizes only a portion of late fees billed to subscribers that fail to pay their bills within the required payment period, as there is no assurance that all late fees that are billed will be collected. The Company has very limited information at a detail level sufficient to perform its own evaluation and relies on Sprint historical trends to make its estimates. If the collections on late fees are less than that recognized, additional allowances may be required.

Goodwill and Intangible Assets Impairment Analysis

The excess of the reorganization value over the fair value of net assets and liabilities has been recorded as goodwill. Goodwill is evaluated for impairment on an annual basis or as impairment indicators are identified, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." On an ongoing basis, the Company will assess the recoverability of other intangible assets by determining the ability of the specific assets acquired to generate future cash flows sufficient to recover the recorded value over the remaining life. The Company estimates future cash flows based on the current performance of the acquired assets and our business plan for those assets. Changes in business conditions, major customers or other factors could result in changes in those estimates. Goodwill or other intangible assets determined to be unrecoverable based on future cash flows is written-off in the period in which such determination is made.

Loss Per Share

Basic and diluted loss per share for the Successor Company are calculated by dividing the net loss available to common stockholders by the weighted average number of shares of common stock outstanding of the Company. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company (such as stock options and warrants). Per share information is not presented for the Predecessor Company.

The following table provides the basis for the calculation of basic and diluted earnings per share:

Two months ended March 31, 2005
(In thousands, except share amounts)
Numerator:
Net loss	$(8,455)
Denominator:
Weighted average number of common shares outstanding	5,000,005

Stock options outstanding, totaling 329,174 options at March 31, 2005 were excluded in the calculation of diluted loss per share because their impact would have been anti-dilutive.

Stock Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25", to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards for the two-months ended March 31, 2005:

Two months ended March 31, 2005
(In thousands, except per share amounts)
Net loss, as reported	$(8,455)
Less non-cash stock compensation in accordance with SFAS No. 123	(202)
Pro-forma	$(8,657)
Basic and diluted loss per share:
As reported	$(1.69)
Pro-forma	$(1.73)

New Accounting Pronouncements

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" which is a revision of SFAS No. 123, "Accounting for Stock-Based Corporation." Statement 123R supersedes APB No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." The Company intends to adopt SFAS No. 123R on January 1, 2006 and is analyzing the method by which the new statement will be adopted and its impact.

3.    Liquidity and Capital Resources

Financing Transactions

On January 4, 2005, the Company filed voluntary petitions in the Bankruptcy Court seeking relief under the Bankruptcy Code. Upon filing the petition, the Company's continued to operate its businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provision of the Bankruptcy Code and the orders of the Bankruptcy Court.

As previously discussed in Note 1, on February 9, 2005, the Bankruptcy Court entered an order confirming the Company's Plan of Reorganization (effective February 10, 2005). Pursuant to the Plan of Reorganization, on February 10, 2005, IWO Escrow was merged into the Company and the Company assumed new notes for aggregate proceeds of approximately $232.7 million. The Company repaid in full and terminated its existing $215.0 million senior credit facility. The Company's $160.0 million senior notes were cancelled and exchanged for 5,000,005 shares of new common stock. The existing common stock of the Company, all of which was owned by US Unwired, was cancelled, with no distributions or payments thereon. As a result of the merger, we assumed all obligations of IWO Escrow, including those under the new notes described below.

On January 6, 2005, IWO Escrow issued $150.0 million aggregate principal amount of Senior Secured Floating Rate Notes due 2012 for proceeds of $145.4 million, net of underwriting and escrow fees. Interest payments for the Senior Secured Floating Rate Notes are due on each April 15, July 15, October 15 and January 15, commencing on April 15, 2005. As a result of the Company's assuming the obligations under the Senior Secured Floating Rate Notes, the Company is required to comply with certain covenants that restrict its ability to incur additional indebtedness, pay dividends, make repayments on indebtedness that is subordinated to the Senior Secured Floating Rate Notes and to make certain other restricted payments, incur certain liens, use proceeds from sales of assets, enter into business combination transactions (including mergers, consolidations and asset sales), enter into transactions with affiliates and permit restrictions on the payment of dividends by restricted subsidiaries. The indenture governing the Senior Secured Floating Rate Notes does not contain financial maintenance covenants. The Senior Secured Floating Rate Notes rank equally in right of payment with any of our senior indebtedness and senior in right of payment to any of the Company's subordinated indebtedness. All obligations under the Senior Secured Floating Rate Notes are guaranteed on a senior, secured basis by the Company and will be guaranteed by future subsidiaries except certain foreign and certain domestic subsidiaries. The Senior Secured Floating Rate Notes and the guarantees are collateralized by a first priority security interest in substantially all of the Company's assets.

On January 6, 2005, IWO Escrow also issued $140.0 million aggregate principal amount at maturity of 10.75% Senior Discount Notes due 2015 for proceeds of $80.1 million, net of underwriting and escrow fees. Interest on the 10.75% Senior Discount Notes will accrue semi-annually until July 15, 2010, in the form of an increase in the accreted value of the 10.75% Senior Discount Notes. Thereafter, cash interest on the 10.75% Senior Discount Notes will accrue and be payable semi-annually in arrears on each January 15 and July 15. As a result of the Company assuming the obligations under the 10.75% Senior Discount Notes, the Company is required to comply with certain covenants that restrict its ability to incur additional indebtedness, pay dividends, make repayments on indebtedness that is subordinated to the Senior Discount Notes and to make certain other restricted payments, incur certain liens, use proceeds from sales of assets, enter into business combination transactions (including mergers, consolidations and asset sales), enter into transactions with affiliates and permit restrictions on the payment of dividends by restricted subsidiaries. The indenture governing the Senior Discount Notes does not contain financial maintenance covenants. All obligations under the Senior Discount Notes are guaranteed on a senior basis by the Company, and will be guaranteed by future subsidiaries except certain foreign and certain domestic subsidiaries.

Under a registration rights agreement entered into as part of the offering of the new notes, the Company is required to (i) file a registration statement with the SEC within 120 days after January 6, 2005, the date of the completion of the offering of the new notes, (ii) use our reasonable best efforts to cause the registration statement to become effective within 210 days after January 6, 2005, and (iii) use our reasonable best efforts to complete the exchange offer within 30 business days after the effectiveness of the required registration statement. Pursuant to the registration agreement, the Company filed a registration statement with the SEC on May 3, 2005. There are no credit ratings related triggers in the indentures governing new notes that would impact the cost of borrowing, annual amortization of principal or related indebtedness maturity. The indentures contain customary events of default, which, if triggered, could cause acceleration of the new notes.

Credit Facility

On December 20, 1999, a senior secured credit facility was entered into by and among the Predecessor Company's principal operating subsidiary, JPMorgan Chase Bank, N.A., as administrative agent, and each of the other entities from time to time party thereto, as lenders. The credit facility was collateralized by substantially all of the tangible and intangible assets, including all of the issued and outstanding shares. In connection with the consummation of our Plan of Reorganization and pursuant to a payoff letter dated February 10, 2005, all of the liabilities, obligations and indebtedness under the credit facility, which consisted of $215.0 million in respect of principal outstanding under the credit facility plus accrued interest thereon and fees and expenses, were paid in full. Upon payment in full of the amounts specified in the payoff letter, the credit facility was terminated.

Liquidity Following the Plan of Reorganization

The Company's liquidity needs include obligations under the new notes and other long-term obligations. In addition, the Company expects to have significant capital expenditure requirements in future years. The amended affiliation agreements with Sprint PCS require the Company to construct and operate 103 additional cell sites (40 of which were completed as of March 31, 2005) in our territory by 2008. The Company also expects to construct other sites to expand capacity. Additionally, during the next four years the Company expects to make capital expenditures to upgrade base stations on a majority of towers as a result of the expected obsolescence of the Lucent Technologies mini-cell and micro-cell technology. Based on current pricing and other assumptions, the Company estimates that it will be required to spend an aggregate of approximately $23.0 million from 2005 to 2008 to upgrade our base stations. We expect that during 2005 our total capital expenditures will be approximately $21.0 million, including an estimated $7.0 million for the construction of 29 additional expansion sites.

4.    Details of Certain Balance Sheet Accounts

Major categories of property and equipment at March 31, 2005 and December 31, 2004 were as follows:

	Successor Company March 31, 2005	Predecessor Company December 31, 2004
	(In thousands)
Land	$150	$168
Buildings and leasehold improvements	5,934	9,390
Facilities and equipment	109,687	196,437
Furniture, fixtures and vehicles	1,621	5,642
Construction in progress	5,560	6,626
	122,952	218,263
Less accumulated depreciation and amortization	(4,381)	(67,467)
Total property and equipment, net	$118,571	$150,796

On February 1, 2005, as a result of the Company's reorganization and in accordance with the Company's fresh-start accounting under SOP 90-7, the Company reduced its property and equipment by $27.7 million to their estimated fair values.

Intangible assets at March 31, 2005 and December 31, 2004 were as follows:

	Successor Company March 31, 2005	Predecessor Company December 31, 2004
	(In thousands)
Right to provide service under the Sprint agreements	$72,000	$19,766
Customer base	62,000	—
	134,000	19,766
Less accumulated amortization	(4,248)	(2,435)
Intangible assets, net	$129,752	$17,331

With the implementation of fresh-start accounting the Company recorded its assets to their estimated fair values and recorded intangible assets of $62.0 million related to the fair value of the customer base and $72.0 million relating to the fair value of the right to provide service under the Sprint agreement. The customer base is being amortized over the estimated average life of a customer, or 36 months. The right to provide service under the Sprint agreement is being amortized over the remaining term of the agreement, or 14.9 years.

The amortization of intangible assets for the two months ended March 31, 2005 was $4.3 million. Estimated aggregate amortization expense relative to intangible assets for the periods shown below will be as follows:

Year Ended December 31,	(in thousands)
2005	$23,370
2006	25,493
2007	25,493
2008	6,549
2009	4,827
Thereafter	48,268

Deferred Financing Costs

In connection with issuance of the Company's Senior Secured Floating Rate Notes and Senior Discount Notes, the Company incurred $7.0 million and $3.9 million in debt offering costs, respectively. The Company has capitalized these costs as an asset on its balance sheet as deferred financing costs and is amortizing them over a period of 7 years and 10 years, respectively.

5.	Long-Term Obligations

Long-term obligations at March 31, 2005 and December 31, 2004 were as follows:

	Successor Company March 31, 2005	Predecessor Company December 31, 2004
	(In thousands)
Senior secured credit facility	$—	$215,000
Senior discount notes	84,761	140,275
Senior secured floating rate notes	150,000	—
Long-term obligations	234,761	355,275
Less current maturities, in default	—	355,275
Long-term obligations, excluding current maturities	$234,761	$—

On February 10, 2005, in connection with the consummation of our Plan of Reorganization, the Company assumed all obligations of IWO Escrow, including the issuance of Senior Secured Floating Rate Notes due 2012 and the issuance of 10.75% Senior Discount Notes due 2015.

On February 10, 2005, the Company repaid in full and terminated its $215.0 million senior credit facility. Additionally, the former Senior Subordinated Discount Notes were cancelled and exchanged for all of the new common stock of the Company and the existing common stock of the Company, all of which was owned by US Unwired, was cancelled.

The gain on the extinguishment of debt was calculated as the book value of the debt, and related accrued interest, less the fair value of the new common stock issued in exchange.

For a detailed discussion of Liquidity and Capital Resources, refer to Note 3.

6.    Commitments and Contingencies

A portion of the Company's gross subscriber additions were through its pre-pay program, which has been provided and managed by US Unwired pursuant to an agreement that US Unwired entered into with a third-party service provider. For the three-month period ended March 31, 2005, 5.5% of the Company's subscribers participated in the pre-pay program. During the three-month period ended March 31, 2005 pre-pay subscribers accounted for approximately $1.5 million, or 4.3%, of the Company's subscriber revenues. Following consummation of the Plan of Reorganization and the termination of the Company's management agreement with US Unwired, the Company no longer marketed that program in its territory, and is seeking to transition its current pre-pay subscribers to other Sprint product offerings. The inability to continue to offer a pre-pay program or the failure to successfully transition subscribers could result in reduced revenues and earnings.

The Company uses Sprint to process all post-pay PCS subscriber billings including monthly recurring charges, airtime and other charges such as interconnect fees. The Company pays various fees to Sprint for new subscribers as well as recurring monthly fees for services performed for existing customers including billing and management of customer accounts. Sprint's billing for these services is based upon an estimate of the actual costs incurred by Sprint to provide such services. At the end of each calendar year, Sprint PCS compares its actual costs to provide such services to remittances by the Company for estimated billings and either refunds overpayments or bills for costs in excess of the payments made. Based upon information as provided by Sprint, the Company believes it has adequately provided for the above-mentioned costs in the accompanying consolidated financial statements.

7.    Income Taxes

At December 31, 2004, the Company had available approximately $371.0 million of net operating loss carry forwards for federal income tax purposes. This carryforward, which may provide future tax benefits, begins to expire in 2019. Under Section 382 of the Internal Revenue Code, the use of loss carryforwards may be limited if a change in ownership of a company occurs. The Plan of

Reorganization constituted a change of ownership for the Company's tax attributes under IRC Section 382 and will result in limitation to the utilization of the Company's net operating loss carryforwards.

In assessing the possibility of realization of deferred tax assets at March 31, 2005, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon these considerations, the Company provided a valuation allowance to reduce the carrying value of certain of its deferred tax assets. The Company is in process of evaluating the extent of any such limitations.

8.    Reorganized Condensed Consolidated Balance Sheet at February 1, 2005

The following unaudited condensed consolidated balance sheet as of February 1, 2005 gives the effect to the reorganization and related transactions. The adjustments are based upon available information and certain assumptions that are believed by management to be reasonable.

Pursuant to SOP 90-7, the accounting for the effects of the reorganization occurs once the Plan of Reorganization is confirmed by the Bankruptcy Court and there are no remaining contingencies material to completing the implementation of this plan. There were no material conditions precedent to the effectiveness of the Plan of Reorganization existing as of the February 9, 2005 confirmation date. The fresh-start accounting principles of SOP 90-7 provide, among other things, for the Company to determine the value to be assigned to the assets and liabilities of the Company as of the confirmation date. For financial reporting purposes, the Company applied fresh-start accounting as of February 1, 2005 because the results of operations for the nine days preceding February 10, 2005 (the effective date of the reorganization), did not have a material impact on the reorganized Company's financial position, results of operations and cash flows.

Under fresh-start accounting, the reorganization value assigned to assets and liabilities is based on their respective fair values in conformity with the purchase method of accounting for business combinations. A valuation specialist was engaged to perform the valuations required to determine the fair value of our assets. Any excess of the reorganization equity value over the reorganization value of net assets and liabilities has been recorded as goodwill. The estimated reorganization equity value of the Company of $85.0 million, which served as the basis for the Plan approved by the Bankruptcy Court, was used to determine the value allocated to the assets and liabilities of the reorganized Company in proportion to their fair values and is in conformity with SFAS No. 141 "Business Combinations." The reorganization equity value was determined utilizing independent appraisers. While the fresh-start accounting adjustments reflected in the balance sheet below may be subject to further revisions, we do not anticipate our final fresh-start accounting adjustments to vary significantly. We have not recorded any deferred taxes because a valuation allowance has been provided against deferred tax assets as it is not more likely than not that they will be realized.

IWO HOLDINGS, INC. AND SUBSIDIARIES Condensed Consolidated Balance Sheet at February 1, 2005
	Pre- Reorganization Balance	Reorganization & Fresh Start Adjustments		Post-Reorganization Balance
	(In thousands)
Cash and cash equivalents	$24,983	$9,898	(g)(h)(i)	$34,881
Restricted cash	80	—		80
Subscriber receivables, net	11,678	—		11,678
Inventory	1,605	—		1,605
Prepaid expenses and other assets	12,690	(6,500	)(j)	6,190
Deferred subscriber activation costs—current	1,148	(1,148	)(a)	—
Total current assets	52,184	2,250		54,434
Property and equipment, net	149,418	(27,706	)(a)	121,712
Deferred subscriber activation costs	558	(558	)(a)	—
Intangible assets, net
Subscriber base	—	62,000	(a)	62,000
Sprint affiliation agreement	17,237	54,763	(a)	72,000
Other assets	1,673	—		1,673
Debt issue costs	11,218	(278	)(a)(b)(h)	10,940
Goodwill	—	27,468	(a)	27,468
Total assets	$232,288	$117,939		$350,227
Accounts payable	$23,484	$(15,789)	(a)(i)	$7,695
Accrued expenses	17,522	7,290	)(a)(i)	24,812
Deferred subscriber activation revenue—current	1,148	(1,148	)(a)	—
Current maturities of long-term obligations	215,000	(215,000	)(f)	—
Total current liabilities	257,154	(224,647)		32,507
Deferred Lease—Non-current	5,242	(5,242	)(a)	—
Senior secured floating rate notes	—	150,000	(g)	150,000
Senior discount notes	—	82,720	(g)	82,720
Direct subscriber activation revenue	609	(609	)(a)	—
Total liabilities not subject to compromise	263,005	2,222		265,227
Liabilities subject to compromise:
Accrued interest	21,651	(21,651	)(b)	—
Senior notes	140,291	(140,291	)(b)	—
Total liabilities subject to compromise	161,942	(161,942)		—
Stockholder's (deficit) equity
Common stock	1	49	(d)	50
Additional paid in capital	446,449	(446,449	)(c)	84,950
		84,950	(d)
Retained deficit	(639,109)	9,898	(g)(h)(i)	—
		(1,148	)(a)
		(27,706	)(a)
		(558	)(a)
		(17,237	)(a)
		62,000	(a)
		72,000	(a)
		(278	)(a)(b)
		(6,500	)(a)
		1,148	(a)
		15,789	(a)
		5,242	(a)
		609	(a)
		(7,767	)(a)
		21,651	(b)
		140,291	(b)
		(49	)(c)
		446,449	(c)
		(84,950	)(d)
		(17,720	)(f)(g)
		477	(i)
		27,468	(a)

Total stockholder's (deficit) equity	(192,659)	277,659		85,000
Total liabilities and stockholder's (deficit) equity	$232,288	$117,939		$350,227

(a)	Reflects fresh-start accounting adjustments to record our assets and liabilities at their fair value in the reorganization.

(b)	Reflects the cancellation of our former senior notes.

(c)	Reflects the elimination of the equity of the Predecessor Company.

(d)	Reflects the restatement of the Successor Company stockholders' equity under fresh-start accounting.

(e)	Reflects financing costs for the issuance of the notes offered.

(f)	Reflects the repayment and termination of our former senior credit facility.

(g)	Reflects the issuance of the notes offered, net of discount.

(h)	Reflects the cash proceeds remaining after repayment of our former senior credit facility and payment of the estimated financing costs for the issuance of the notes offered.

(i)	Reflects the settlement and payment of approximately $5.9 million as resolution of disputed Sprint charges.

(j)	Reflects the release of funds from escrow that was contingent upon emergence from bankruptcy.

9.    Gain on Reorganization

The following items are included in gain on reorganization in the condensed consolidated statement of operations for the month ended January 31, 2005:

Predecessor Company
For the Month Ended January 31, 2005
(in thousands)
Fresh start accounting adjustments	$122,848
Sprint settlement	11,093
Professional fees and other costs related to the reorganization	(8,757)
Write off of debt financing costs	(11,218)
$113,966

The fresh-start accounting adjustments represent the recording of $122.8 million as the result of fresh-start accounting consisting primarily of an increase of $54.8 million associated with the appraised value of the Sprint agreement, $62.0 million associated with the appraised value of our customer base agreements and $33.7 million of other fair value adjustments offset, in part, by a write-down of property and equipment of $27.7 million.

10.    Stock Option Plan

In February, effective with the Plan of Reorganization, the Board of Directors established the Equity Award Plan of IWO Holdings, Inc. ("2005 Equity Plan"). As part of the 2005 Equity Plan, the maximum aggregate amount of Common Stock with respect to which options or other awards that may be granted is 555,555 shares. As of March 31, 2005, 226,381 shares of common stock were available for future grants under the 2005 Equity Plan.

The following summarizes stock option activity and related information:

	Shares	Weighted Average Exercise Price
	(In thousands, except per share amounts)
Granted	329,174	$24.00
Exercised	—	—
Forfeited	—	—
Outstanding—end of period	329,174	24.00
Exercisable—end of period	—	—
Weighted average fair value of options granted with exercise price:
Equal to market price		$—
Less than market price		$—
Greater than market price		$24.00

The following table summarizes information concerning outstanding options at March 31, 2005:

Range of Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Outstanding
$24.00	9.8 years	329,174

All options granted under the 2005 Equity Plan have a ten-year term and vest over a period of three or four-years period. As allowed by SFAS No. 123, the Company has elected to continue to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," which does not provide for compensation expense on the issuance of stock options if the option terms are fixed and the exercise price equals or exceeds the fair value of the underlying stock on the grant date.

As required by SFAS No. 123, the Company determined the pro forma information as if the Company had accounted for stock options granted under the fair value method of SFAS No. 123. The Black-Scholes option-pricing model was used with the following weighted average assumptions:

Period ended March 31, 2005
Risk-free interest rate	3.07%
Expected dividend yield	0
Expected volatility	0.62
Weighted average expected life (in years)	5

IWO HOLDINGS, INC. AND SUBSIDIARIES
Schedule II – Valuation and Qualifying Accounts
(In thousands)

	Year Ended December 31, 2004	Year Ended December 31, 2003	For the Period From April 1, 2002 through Decemer 31, 2002	For the Period From January 1, 2002 through March 31, 2002
Income tax valuation allowance
Balance at beginning of period/year	$157,891	$117,997	$55,879	$49,179
Additions	—	39,894	117,997	6,700
Reductions	(2,860)	—	(55,879)	—
Balance at end of period/year	$155,031	$157,891	$117,997	$55,879
Allowance for doubtful accounts
Balance at beginning of period/year	$2,228	$2,403	$737	$615
Additions	935	952	4,531	2,007
Reductions	(1,086)	(1,127)	(2,865)	(1,885)
Balance at end of period/year	$2,077	$2,228	$2,403	$737
Reserve for inventory obsolescence
Balance at beginning of period/year	$405	$19	$—	$—
Additions	—	386	19	—
Reductions	(251)	—	—	—
Balance at end of period/year	$154	$405	$19	$—

S-1

IWO HOLDINGS, INC.

Exchange Offer for

$150,000,000 Senior Secured Floating Rate Notes due 2012	$140,000,000 Principal Amount at Maturity 10.75% Senior Discount Notes due 2015

Prospectus
July 6, 2005

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it related or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitations is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of IWO Holdings, Inc. since the date of this prospectus.

Until October 6, 2005, broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.